          As filed with the Securities and Exchange Commission on April 2, 2007
                                            1933 Act Registration No. 333-_____
                                            1940 Act Registration No. 811-09763
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4

          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 /X/

                                       and

      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 //

                                Amendment No. 67

                Lincoln New York Account N for Variable Annuities
                           (Exact Name of Registrant)

                            Lincoln ChoicePlus Design

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
                              (Name of Depositor)

                         100 Madison Street, Suite 1860
                            Syracuse, New York 13202
              (Address of Depositor's Principal Executive Offices)

       Depositor's Telephone Number, Including Area Code: (315) 428-8400

                          Robert O. Sheppard, Esquire
                   Lincoln Life & Annuity Company of New York
                         100 Madison Street, Suite 1860
                            Syracuse, New York 13202
                    (Name and Address of Agent for Service)

                                    Copy to:
                          Mary Jo Ardington, Esquire
                  The Lincoln National Life Insurance Company
                           1300 South Clinton Street
                              Post Office Box 1110
                             Fort Wayne, IN 46801

                  Approximate Date of Proposed Public Offering:
 As soon as practicable after the effective date of the Registration Statement.

                     Title of Securities being registered:
            Interests in a separate account under individual flexible
                  payment deferred variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) shall determine.

                   Lincoln Life & Annuity Company of New York

               Lincoln New York Account N for Variable Annuities

                        Lincoln ChoicePlus Product Suite
                       Lincoln ChoicePlus II Product Suite
                   Lincoln ChoicePlus Assurance Product Suite
                       Lincoln ChoicePlus Momentum Option
                            Lincoln ChoicePlus Design

                Supplement to the Prospectus dated April 2, 2007


On April 2, 2007, Lincoln Life & Annuity Company of New York ("former Lincoln New York") was merged with and into Jefferson Pilot LifeAmerica Insurance Company, a New Jersey domiciled insurance company. Both companies are indirect subsidiaries of Lincoln National Corporation ("LNC"). LNC is a publicly held insurance and financial services holding company incorporated in Indiana. Simultaneously with the merger, the New York and New Jersey insurance departments approved a redomestication of Jefferson Pilot LifeAmerica Insurance Company from New Jersey to New York as well as a name change from Jefferson Pilot LifeAmerica Insurance Company to Lincoln Life & Annuity Company of New York ("new Lincoln New York").

As a result of the merger, the new Lincoln New York assumed the obligations of the annuity contracts issued by the former Lincoln New York. All contractowners of the old company will become contractowners of the new company. This merger will not affect your rights and the obligations of the company as set forth in your variable annuity contract, prospectus and Statement of Additional Information, other than to reflect the change to the company from the former Lincoln New York to the new Lincoln New York.

Lincoln New York Account N for Variable Annuities Transfer

As part of the insurance company merger, the VAA was transferred from the former Lincoln New York to the new Lincoln New York. The name of the VAA will not change. The assets and liabilities of the VAA immediately prior to the merger remain intact and legally separate from any other business of the new Lincoln New York. The accumulation unit values for the subaccount in which you invest did not change as a result of the VAA transfer, and your contract value immediately after the transfer is the same as the contract value immediately before the transfer.

As a result of the company merger and VAA transfer, your prospectus is amended as follows:

1. All references to Lincoln Life & Annuity Company of New York (Lincoln New York, we, us and our) refer to the new Lincoln New York unless the former Lincoln Life & Annuity Company is specifically referenced. All references to Account or variable annuity account or VAA refer to Lincoln New York Account N for Variable Annuities.

2. The section entitled Financial Statements is replaced in its entirety with the following:

The financial statements of the VAA, the former Lincoln New York, the former Jefferson Pilot LifeAmerica Insurance Company, as well as supplemental financial statements reflecting the merger of the two companies are located in the SAI. If you would like a free copy of the SAI, complete and mail the request on the last page of the prospectus, or call 1-800-942-5500.



               Please retain this supplement for future reference.

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

           Lincoln New York Separate Account N for Variable Annuities

                            Lincoln ChoicePlus Suite
                           Lincoln ChoicePlus II Suite
                       Lincoln ChoicePlus Assurance Suite
                            Lincoln ChoicePlus Design


This Supplement outlines a change to your Lincoln ChoicePlus variable annuity prospectus. It is for informational purposes only and requires no action on your part.

Lincoln SmartSecurity(R) Advantage - Lifetime Withdrawals.

The three-year requirement (Waiting Period) to receive payment of the Maximum Annual Withdrawal amount for the life of the owner (and Joint Life if applicable) under the Lincoln SmartSecurity(R) Advantage has been eliminated.




               Please retain this Supplement for future reference.

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

           Lincoln New York Separate Account N for Variable Annuities

                               Lincoln ChoicePlus
                            Lincoln ChoicePlus Access
                              Lincoln ChoicePlus II
                          Lincoln ChoicePlus II Access
                          Lincoln ChoicePlus II Advance
                     Lincoln ChoicePlus Assurance (B Share)
                     Lincoln ChoicePlus Assurance (C Share)
                     Lincoln ChoicePlus Assurance (L Share)

                        Supplement to the 2006 Prospectus

This supplement addresses certain changes to your Lincoln ChoicePlus variable annuity prospectus that will be effective March 12, 2007. It is for informational purposes only and requires no action on your part.

Guaranteed Income Benefit with i4LIFE(R) Advantage and 4LATER(R) Advantage

For both qualified and non-qualified contracts, the minimum Access Period required for these benefits is 15 years or to age 85, whichever is longer.

In addition, i4LIFE(R) Advantage Guaranteed Income Benefit or 4LATER(R) Advantage Guaranteed Income Benefit will be available on joint life payouts in IRA markets. For IRAs, the secondary life and primary beneficiary must be the spouse of the annuitant, and the spouse must be at least age 59 1/2 at the time the i4LIFE(R) Advantage Guaranteed Income Benefit or 4LATER(R) Advantage Guaranteed Income Benefit is elected.



               Please retain this supplement for future reference.

Lincoln ChoicePlusSM Design
Lincoln New York Account N
for Variable Annuities
Individual Variable Annuity Contracts

Home Office:
Lincoln Life & Annuity Company of New York
100 Madison Street, Suite 1860
Syracuse, NY 13202
www.LFG.com

Servicing Office:
Lincoln Life & Annuity Company of New York
PO Box 7866
Fort Wayne, IN 46802-7866
1-888-868-2583

This prospectus describes individual flexible premium deferred variable annuity contracts that are issued by Lincoln Life & Annuity Company of New York. Three separate contracts are offered in this prospectus, each of which has different features and charges. You must choose from one of the following contracts:
 o Lincoln ChoicePlus Design 1 (standard)
 o Lincoln ChoicePlus Design 2 (4 year surrender charge)
 o Lincoln ChoicePlus Design 3 (3% enhancement)

In deciding which contract to purchase, you should consider which features are important to you, and the amount of separate account and surrender charges you are willing to bear relative to your needs. In deciding whether to purchase any of the optional benefits, you should consider the desirability of the benefit relative to its additional cost and to your needs.

These contracts are primarily for use with nonqualified plans and qualified retirement plans under Sections 408 (IRAs) and 408A (Roth IRAs) of the tax code. Generally, you do not pay federal income tax on the contract's growth until it is paid out. Qualified retirement plans already provide for tax deferral. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. The contract is designed to accumulate contract value and to provide retirement income that you cannot outlive or for an agreed upon time. These benefits may be a variable or fixed amount, if available, or a combination of both. If you die before the annuity commencement date, we will pay your beneficiary a death benefit. In the alternative, you generally may choose to receive a death benefit upon the death of the annuitant.

The minimum initial purchase payment for the contract is $10,000. Additional purchase payments may be made to the contract and must be at least $100 per payment ($25 if transmitted electronically), and at least $300 annually.

Except as noted below, you choose whether your contract value accumulates on a variable or a fixed (guaranteed) basis or both. Your contract may not offer a fixed account or if permitted by your contract, we may discontinue accepting purchase payments or transfers into the fixed side of the contract at any time. If any portion of your contract value is in the fixed account, we guarantee your principal and a minimum interest rate. For the life of your contract or during certain periods, we may impose restrictions on the fixed account. At this time, the only fixed account available is for dollar cost averaging purposes.

Expenses for contracts offering a bonus credit may be higher. Because of this, the amount of the bonus credits may, over time, be offset by additional fees and charges.

All purchase payments (and any applicable bonus credits and persistency credits) for benefits on a variable basis will be placed in Lincoln New York Account N for Variable Annuities (variable annuity account [VAA]). The VAA is a segregated investment account of Lincoln New York. You take all the investment risk on the contract value and the retirement income for amounts placed into one or more of the contract's variable options. If the subaccounts you select make money, your contract value goes up; if they lose money, it goes down. How much it goes up or down depends on the performance of the subaccounts you select. We do not guarantee how any of the variable options or their funds will perform. Also, neither the U.S. Government nor any federal agency insures or guarantees your investment in the contract. The contracts are not bank deposits and are not endorsed by any bank or government agency.

The available funds are listed below:

AllianceBernstein Variable Products Series Fund (Class B):
     AllianceBernstein Global Technology Portfolio
     AllianceBernstein Growth and Income Portfolio
     AllianceBernstein International Value Portfolio
     AllianceBernstein Small/Mid Cap Value Portfolio
American Century Investments Variable Products (Class II):
     American Century Investments VP Inflation Protection Fund
American Funds Insurance SeriesSM (Class 2):
   American Funds Global Growth Fund
     American Funds Global Small Capitalization Fund
     American Funds Growth Fund
     American Funds Growth-Income Fund
     American Funds International Fund
Baron Capital Funds Trust (Insurance Shares):
     Baron Capital Asset Fund
Delaware VIP Trust (Service Class):
     Delaware VIP Capital Reserves Series
   Delaware VIP Diversified Income Series
     Delaware VIP High Yield Series
     Delaware VIP REIT Series
     Delaware VIP Trend Series
     Delaware VIP U.S. Growth Series
     Delaware VIP Value Series
DWS Investments VIT Funds (Class B):
     DWS Equity 500 Index VIP
     DWS Small Cap Index VIP
Fidelity (Reg. TM) Variable Insurance Products (Service Class 2):
     Fidelity (Reg. TM) VIP Contrafund Portfolio
     Fidelity (Reg. TM) VIP Growth Portfolio
     Fidelity (Reg. TM) VIP Mid Cap Portfolio
     Fidelity (Reg. TM) VIP Overseas Portfolio

Franklin Templeton Variable Insurance Products Trust (Class 2):
     FTVIPT Franklin Income Securities Fund
     FTVIPT Franklin Small-Mid Cap Growth Securities Fund FTVIPT Mutual Shares Securities Fund
     FTVIPT Templeton Global Income Securities Fund
     FTVIPT Templeton Growth Securities Fund
Lincoln Variable Insurance Products Trust (Service Class):
     Lincoln VIP Aggressive Growth Fund
     Lincoln VIP Bond Fund
     Lincoln VIP Capital Appreciation Fund
     Lincoln VIP Core Fund
     Lincoln VIP Equity-Income Fund
     Lincoln VIP Global Asset Allocation Fund
     Lincoln VIP Growth Fund
     Lincoln VIP Growth and Income Fund
     Lincoln VIP Growth Opportunities Fund
     Lincoln VIP International Fund
     Lincoln VIP Money Market Fund
     Lincoln VIP Social Awareness Fund
     Lincoln VIP Aggressive Profile Fund
     Lincoln VIP Conservative Profile Fund
     Lincoln VIP Moderate Profile Fund
     Lincoln VIP Moderately Aggressive Profile Fund
MFS (Reg. TM) Variable Insurance TrustSM (Service Class):
     MFS (Reg. TM) VIT Total Return Series
     MFS (Reg. TM) VIT Utilities Series
Neuberger Berman Advisers Management Trust (I Class):
     Neuberger Berman AMT Mid-Cap Growth Portfolio
     Neuberger Berman AMT Regency Portfolio

This prospectus gives you information about the contracts that you should know before you decide to buy a contract and make purchase payments. You should also review the prospectuses for the funds that accompany this prospectus, and keep all prospectuses for future reference.

Neither the SEC nor any state securities commission has approved this contract or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

More information about the contracts is in the current Statement of Additional Information (SAI), dated the same date as this prospectus. The SAI is incorporated by reference into this prospectus and is legally part of this prospectus. For a free copy of the SAI, write: Lincoln Life & Annuity Company of New York, PO Box 7866, Fort Wayne, IN 46802-7866, or call 1-888-868-2583.
The SAI and other information about Lincoln New York and the VAA are also available on the SEC's website (http://www.sec.gov). There is a table of contents for the SAI on the last page of this prospectus.

___________

Table of Contents


Item                                                               Page
Special Terms                                                       4
Expense Tables                                                      5
Summary of Common Questions                                        11
Lincoln Life & Annuity Company of New York                         13
Variable Annuity Account (VAA)                                     14
Investments of the Variable Annuity Account                        14
Charges and Other Deductions                                       18
The Contracts                                                      23
 Contracts Offered in this Prospectus                              23
 Purchase Payments                                                 24
 Bonus Credits                                                     24
 Persistency Credits                                               25
 Transfers On or Before the Annuity Commencement Date              26
 Death Benefit                                                     28
 Investment Requirements                                           30
 Lincoln SmartSecurity (Reg. TM) Advantage                         31
 Surrenders and Withdrawals                                        37
 Distribution of the Contracts                                     39
 i4LIFE (Reg. TM) Advantage                                        39
 4LATER (Reg. TM) Advantage                                        44
 Guaranteed Income Benefit with i4LIFE (Reg. TM) Advantage         49
 Annuity Payouts                                                   50
 Fixed Side of the Contract                                        52
Federal Tax Matters                                                54
Additional Information                                             58
 Voting Rights                                                     58
 Return Privilege                                                  58
 Other Information                                                 59
 Legal Proceedings                                                 59
Contents of the Statement of Additional Information (SAI)
for Lincoln New York Account N for Variable Annuities              60

Special Terms
In this prospectus, the following terms have the indicated meanings:

4LATER (Reg. TM) Advantage or 4LATER (Reg. TM) - An option that provides an Income Base during the accumulation period, which can be used to establish a Guaranteed Income Benefit with i4LIFE (Reg. TM) Advantage in the future.

Account or variable annuity account (VAA) - The segregated investment account, Account N, into which we set aside and invest the assets for the variable side of the contract offered in this prospectus.

Accumulation unit - A measure used to calculate contract value for the variable side of the contract before the annuity commencement date.

Annuitant - The person upon whose life the annuity benefit payments are based, and upon whose life a death benefit may be paid.

Annuity commencement date - The valuation date when funds are withdrawn or converted into annuity units or fixed dollar payout for payment of retirement income benefits under the annuity payout option you select.

Annuity payout - An amount paid at regular intervals after the annuity commencement date under one of several options available to the annuitant and/or any other payee. This amount may be paid on a variable or fixed basis, or a combination of both.

Annuity unit - A measure used to calculate the amount of annuity payouts for the variable side of the contract after the annuity commencement date. See Annuity Payouts.

Beneficiary - The person you choose to receive any death benefit paid if you die before the annuity commencement date.

Bonus credit - If you select Design 3, the additional amount credited to the contract for each purchase payment.

Contractowner (you, your, owner) - The person who can exercise the rights within the contract (decides on investment allocations, transfers, payout option, designates the beneficiary, etc.). Usually, but not always, the contractowner is the annuitant.

Contract value (may be referenced to as account value in marketing materials) - At a given time before the annuity commencement date, the total value of all accumulation units for a contract plus the value of the fixed side of the contract, if any.

Contract year - Each one-year period starting with the effective date of the contract and starting with each contract anniversary after that.

Death benefit - Before the annuity commencement date, the amount payable to your designated beneficiary if the contractowner dies or, if selected, to the contractowner if the annuitant dies. See The Contracts - Death Benefit for a description of the various death benefit options.

Guaranteed Income Benefits - Options that each provide a guaranteed minimum payout floor for the i4LIFE (Reg. TM) Advantage regular income payments.

i4LIFE (Reg. TM) Advantage - An income program which combines periodic variable lifetime income payments with the ability to make withdrawals during a defined period.

Lincoln SmartSecurity (Reg. TM) Advantage - Provides a Guaranteed Amount to access through periodic withdrawals.

Persistency credit - If you select Design 2 or Design 3, the additional amount credited to the contract after a specified contract anniversary.

Lincoln New York (we, us, our) - Lincoln Life & Annuity Company of New York
(LNY)

Purchase payments - Amounts paid into the contract other than bonus credits and persistency credits.

Subaccount - The portion of the VAA that reflects investments in accumulation and annuity units of a class of a particular fund available under the contracts. There is a separate subaccount which corresponds to each class of a fund.

Valuation date - Each day the New York Stock Exchange (NYSE) is open for trading.

Valuation period - The period starting at the close of trading (currently 4:00 p.m. New York time) on each day that the NYSE is open for trading (valuation date) and ending at the close of such trading on the next valuation date.

Expense Tables
The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract.

The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer contract value between investment options and/or the fixed account. State premium taxes may also be deducted.


Contractowner Transaction Expenses:



  o        Surrender charge (as a percentage of purchase payments surrendered/withdrawn):

  o        Transfer charge:



  o        Design 1           Design 2           Design 3
           6.0%*              6.0%*              8.5%*
  o        $ 25**             $ 25**             $ 25**

* The surrender charge percentage is reduced over time, depending on which contract you choose. The later the redemption occurs, the lower the surrender charge with respect to that surrender or withdrawal. We may waive this charge in certain situations. See Charges and Other Deductions - Surrender Charge.

** Transfers cannot be made during the first 30 days. The transfer charge will not be imposed on the first 12 transfers during a contract year. We reserve the right to charge a $25 fee for the 13th and each additional transfer during any contract year, excluding automatic dollar cost averaging, portfolio rebalancing and cross reinvestment transfers.


The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Annual Account Fee: $35*

*The account fee will be waived if your contract value is $100,000 or more at the end of any particular contract year. This account fee will be waived after the fifteenth contract year.


Separate Account Annual Expenses (as a percentage of average daily net assets in the subaccounts):


                                                              Guarantee of           Enhanced Guaranteed
                                         Account Value        Principal Death        Minimum Death
                                         Death Benefit        Benefit                Benefit (EGMDB)
                                         ---------------      -----------------      --------------------
Design 1 (standard):
Mortality and expense risk charge            1.00%                 1.05%                    1.30%
Administrative charge                        0.10%                 0.10%                    0.10%
                                                                                                               --
Total annual charge for each
subaccount                                   1.10%                 1.15%                    1.40%
Design 2 (4 year surrender
charge):
Mortality and expense risk charge            1.45%                 1.50%                    1.75%
Administrative charge                        0.10%                 0.10%                    0.10%
Total annual charge for each
subaccount                                   1.55%                 1.60%                    1.85%
Design 3 (3% enhancement)
Mortality and expense risk charge            1.45%                 1.50%                    1.75%
Administrative charge                        0.10%                 0.10%                    0.10%
Total annual charge for each
subaccount                                   1.55%                 1.60%                    1.85%

Optional Rider Charges:

Lincoln SmartSecurity (Reg. TM) Advantage:


o        Guaranteed maximum annual
         percentage charge*
o        Current annual percentage charge*



                                                 Lincoln SmartSecurity (Reg. TM)        Lincoln SmartSecurity (Reg. TM)
          Lincoln SmartSecurity (Reg. TM)          Advantage - 1 Year Automatic          Advantage - 1 Year Automatic
            Advantage - 5 Year Elective                   Step-Up option                        Step-Up option
                   Step-Up option                         - Single Life                          - Joint Life
         ---------------------------------      ---------------------------------      --------------------------------
o
                      0.95%                                  1.50%                                  1.50%
o                     0.45%                                  0.65%                                  0.80%

*The annual percentage charge is assessed against the Guaranteed Amount (initial purchase payment and any bonus credit or contract value at the time of election) as adjusted for subsequent purchase payments, any bonus credits, step-ups and withdrawals. This charge is deducted from the contract value on a quarterly basis. See Charges and Other Deductions for further information.

4LATER (Reg. TM) Advantage:



o        Guaranteed maximum annual
         percentage charge*                       1.50%
o        Current annual percentage charge*        0.50%

*The annual percentage charge for the 4LATER (Reg. TM) Advantage is multiplied by the Income Base (initial purchase payment or contract value at the time of election) as adjusted for purchase payments, any bonus credits, automatic 15% Enhancements, Resets and withdrawals. The 4LATER (Reg. TM) charge is deducted from the subaccounts on a quarterly basis.


Different fees and expenses may be imposed during a period in which regular income or annuity payouts are made. See The Contracts - i4LIFE (Reg. TM) Advantage including the Guaranteed Income Benefit Rider, 4LATER (Reg. TM) Advantage and Annuity Payouts.

The next item shows the minimum and maximum total annual operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The expenses are for the year ended December 31, 2005. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.



                                                      Minimum        Maximum
                                                     ---------      --------
Total Annual Fund Operating Expenses
(expenses that are deducted from fund assets,
including management fees, distribution and/or
service (12b-1) fees, and other expenses):           0.54%          6.86%
Net Total Annual Fund Operating Expenses
(after contractual waivers/reimbursements*):         0.53%          1.46%

* 18 of the funds have entered into contractual waiver or reimbursement arrangements that may reduce fund management and other fees and/or expenses during the period of the arrangement. These arrangements vary in length, but no arrangement will terminate before April 30, 2007.

The following table shows the expenses charged by each fund for the year ended December 31, 2005:


(as a percentage of each fund's average net assets):

                                                                            Management                    12b-1 Fees
                                                                           Fees (before                   (before any
                                                                           any waivers/                    waivers/
                                                                          reimbursements)      +        reimbursements)
AllianceBernstein Growth and Income Portfolio (Class B)                   0.55        %                 0.25        %
AllianceBernstein International Value Portfolio (Class B)                 0.75                          0.25
AllianceBernstein Small/Mid Cap Value Portfolio (Class B)                 0.75                          0.25
AllianceBernstein Global Technology Portfolio (Class B)                   0.75                          0.25
American Century Investments VP II Inflation Protection (Class II)        0.49                          0.25
American Funds Global Growth Fund (Class 2)(1)                            0.58                          0.25
American Funds Global Small Capitalization Fund (Class 2)(1)              0.74                          0.25
American Funds Growth Fund (Class 2)(1)                                   0.33                          0.25
American Funds Growth-Income Fund (Class 2)(1)                            0.28                          0.25
American Funds International Fund (Class 2)(1)                            0.52                          0.25
Baron Capital Asset Fund (Insurance Series)                               1.00                          0.25
Delaware VIP Capital Reserves Series (Service Class)(2)                   0.50                          0.30
Delaware VIP Diversified Income Series (Service Class) (3)                0.65                          0.30
Delaware VIP High Yield Series (Service Class)(4)                         0.65                          0.30
Delaware VIP Value Series (Service Class)(5)                              0.65                          0.30
Delaware VIP REIT Series (Service Class)(6)                               0.73                          0.30
Delaware VIP Trend Series (Service Class)(7)                              0.74                          0.30
Delaware VIP U.S. Growth Series (Service Class)(8)                        0.65                          0.30
DWS Equity 500 Index VIP (Class B)(9)                                     0.19                          0.25
DWS Small Cap Index VIP (Class B)                                         0.35                          0.25
Fidelity (Reg. TM) VIP Contrafund Portfolio (Service Class 2)(10)         0.57                          0.25
Fidelity (Reg. TM) VIP Growth Portfolio (Service Class 2)(11)             0.57                          0.25
Fidelity (Reg. TM) Mid Cap Portfolio (Service Class 2)(12)                0.57                          0.25
Fidelity (Reg. TM) VIP Overseas Portfolio (Service Class 2)(13)           0.72                          0.25
FTVIPT Franklin Income Securities Fund (Class 2)                          0.46                          0.25
FTVIPT Franklin Small-Mid Cap Growth Securities Fund (Class 2)(14)        0.48                          0.25
FTVIPT Mutual Shares Securities Fund (Class 2)                            0.60                          0.25
FTVIPT Templeton Global Income Securities Fund (Class 2)                  0.62                          0.25
FTVIPT Templeton Growth Securities Fund (Class 2)                         0.75                          0.25
Lincoln VIP Aggressive Growth Fund (Service Class)                        0.74                          0.25
Lincoln VIP Bond Fund (Service Class)                                     0.35                          0.25
Lincoln VIP Core Fund (Service Class)(15)                                 0.69                          0.25
Lincoln VIP Capital Appreciation Fund (Service Class)(16)                 0.74                          0.25
Lincoln VIP Equity-Income Fund (Service Class)(17)                        0.73                          0.25
Lincoln VIP Global Asset Allocation Fund (Service Class)                  0.74                          0.25
Lincoln VIP Growth Fund (Service Class)(18)                               0.74                          0.25
Lincoln VIP Growth and Income Fund (Service Class)                        0.33                          0.25
Lincoln VIP Growth Opportunities Fund (Service Class)(19)                 0.99                          0.25
Lincoln VIP International Fund (Service Class)                            0.76                          0.25
Lincoln VIP Money Market Fund (Service Class)                             0.44                          0.25
Lincoln VIP Social Awareness Fund (Service Class)                         0.35                          0.25
Lincoln VIP Conservative Profile Fund (Service Class)(20)                 0.25                          0.25
Lincoln VIP Moderate Profile Fund (Service Class)(20)                     0.25                          0.25



                                                                                   Other Expenses
                                                                                     (before any
                                                                                      waivers/
                                                                          +        reimbursements)      =
AllianceBernstein Growth and Income Portfolio (Class B)                            0.05        %
AllianceBernstein International Value Portfolio (Class B)                          0.12
AllianceBernstein Small/Mid Cap Value Portfolio (Class B)                          0.12
AllianceBernstein Global Technology Portfolio (Class B)                            0.17
American Century Investments VP II Inflation Protection (Class II)                 0.01
American Funds Global Growth Fund (Class 2)(1)                                     0.04
American Funds Global Small Capitalization Fund (Class 2)(1)                       0.05
American Funds Growth Fund (Class 2)(1)                                            0.02
American Funds Growth-Income Fund (Class 2)(1)                                     0.01
American Funds International Fund (Class 2)(1)                                     0.05
Baron Capital Asset Fund (Insurance Series)                                        0.09
Delaware VIP Capital Reserves Series (Service Class)(2)                            0.21
Delaware VIP Diversified Income Series (Service Class) (3)                         0.21
Delaware VIP High Yield Series (Service Class)(4)                                  0.13
Delaware VIP Value Series (Service Class)(5)                                       0.13
Delaware VIP REIT Series (Service Class)(6)                                        0.12
Delaware VIP Trend Series (Service Class)(7)                                       0.13
Delaware VIP U.S. Growth Series (Service Class)(8)                                 0.16
DWS Equity 500 Index VIP (Class B)(9)                                              0.28
DWS Small Cap Index VIP (Class B)                                                  0.16
Fidelity (Reg. TM) VIP Contrafund Portfolio (Service Class 2)(10)                  0.09
Fidelity (Reg. TM) VIP Growth Portfolio (Service Class 2)(11)                      0.10
Fidelity (Reg. TM) Mid Cap Portfolio (Service Class 2)(12)                         0.12
Fidelity (Reg. TM) VIP Overseas Portfolio (Service Class 2)(13)                    0.17
FTVIPT Franklin Income Securities Fund (Class 2)                                   0.02
FTVIPT Franklin Small-Mid Cap Growth Securities Fund (Class 2)(14)                 0.28
FTVIPT Mutual Shares Securities Fund (Class 2)                                     0.18
FTVIPT Templeton Global Income Securities Fund (Class 2)                           0.12
FTVIPT Templeton Growth Securities Fund (Class 2)                                  0.07
Lincoln VIP Aggressive Growth Fund (Service Class)                                 0.13
Lincoln VIP Bond Fund (Service Class)                                              0.06
Lincoln VIP Core Fund (Service Class)(15)                                          2.92
Lincoln VIP Capital Appreciation Fund (Service Class)(16)                          0.09
Lincoln VIP Equity-Income Fund (Service Class)(17)                                 0.07
Lincoln VIP Global Asset Allocation Fund (Service Class)                           0.19
Lincoln VIP Growth Fund (Service Class)(18)                                        2.48
Lincoln VIP Growth and Income Fund (Service Class)                                 0.05
Lincoln VIP Growth Opportunities Fund (Service Class)(19)                          5.62
Lincoln VIP International Fund (Service Class)                                     0.16
Lincoln VIP Money Market Fund (Service Class)                                      0.10
Lincoln VIP Social Awareness Fund (Service Class)                                  0.07
Lincoln VIP Conservative Profile Fund (Service Class)(20)                          2.01
Lincoln VIP Moderate Profile Fund (Service Class)(20)                              1.17



                                                                                                    Total
                                                                          Total Expenses         Contractual
                                                                            (before any            waivers/
                                                                             waivers/           reimbursements
                                                                          reimbursements)          (if any)
AllianceBernstein Growth and Income Portfolio (Class B)                   0.85        %
AllianceBernstein International Value Portfolio (Class B)                 1.12
AllianceBernstein Small/Mid Cap Value Portfolio (Class B)                 1.12
AllianceBernstein Global Technology Portfolio (Class B)                   1.17
American Century Investments VP II Inflation Protection (Class II)        0.75
American Funds Global Growth Fund (Class 2)(1)                            0.87
American Funds Global Small Capitalization Fund (Class 2)(1)              1.04
American Funds Growth Fund (Class 2)(1)                                   0.60
American Funds Growth-Income Fund (Class 2)(1)                            0.54
American Funds International Fund (Class 2)(1)                            0.82
Baron Capital Asset Fund (Insurance Series)                               1.34
Delaware VIP Capital Reserves Series (Service Class)(2)                   1.01                 -0.05        %
Delaware VIP Diversified Income Series (Service Class) (3)                1.16                 -0.12
Delaware VIP High Yield Series (Service Class)(4)                         1.08                 -0.05
Delaware VIP Value Series (Service Class)(5)                              1.08                 -0.05
Delaware VIP REIT Series (Service Class)(6)                               1.15                 -0.05
Delaware VIP Trend Series (Service Class)(7)                              1.17                 -0.05
Delaware VIP U.S. Growth Series (Service Class)(8)                        1.11                 -0.05
DWS Equity 500 Index VIP (Class B)(9)                                     0.72                 -0.19
DWS Small Cap Index VIP (Class B)                                         0.76
Fidelity (Reg. TM) VIP Contrafund Portfolio (Service Class 2)(10)         0.91
Fidelity (Reg. TM) VIP Growth Portfolio (Service Class 2)(11)             0.92
Fidelity (Reg. TM) Mid Cap Portfolio (Service Class 2)(12)                0.94
Fidelity (Reg. TM) VIP Overseas Portfolio (Service Class 2)(13)           1.14
FTVIPT Franklin Income Securities Fund (Class 2)                          0.73
FTVIPT Franklin Small-Mid Cap Growth Securities Fund (Class 2)(14)        1.01                 -0.02
FTVIPT Mutual Shares Securities Fund (Class 2)                            1.03
FTVIPT Templeton Global Income Securities Fund (Class 2)                  0.99
FTVIPT Templeton Growth Securities Fund (Class 2)                         1.07
Lincoln VIP Aggressive Growth Fund (Service Class)                        1.12
Lincoln VIP Bond Fund (Service Class)                                     0.66
Lincoln VIP Core Fund (Service Class)(15)                                 3.86                 -2.77
Lincoln VIP Capital Appreciation Fund (Service Class)(16)                 1.08                 -0.13
Lincoln VIP Equity-Income Fund (Service Class)(17)                        1.05                 -0.04
Lincoln VIP Global Asset Allocation Fund (Service Class)                  1.18
Lincoln VIP Growth Fund (Service Class)(18)                               3.47                 -2.36
Lincoln VIP Growth and Income Fund (Service Class)                        0.63
Lincoln VIP Growth Opportunities Fund (Service Class)(19)                 6.86                 -5.43
Lincoln VIP International Fund (Service Class)                            1.17
Lincoln VIP Money Market Fund (Service Class)                             0.79
Lincoln VIP Social Awareness Fund (Service Class)                         0.67
Lincoln VIP Conservative Profile Fund (Service Class)(20)                 2.51                 -1.23
Lincoln VIP Moderate Profile Fund (Service Class)(20)                     1.67                 -0.30



                                                                          Total Expenses
                                                                              (after
                                                                           Contractual
                                                                             waivers/
                                                                          reimbursements
                                                                                s)
AllianceBernstein Growth and Income Portfolio (Class B)
AllianceBernstein International Value Portfolio (Class B)
AllianceBernstein Small/Mid Cap Value Portfolio (Class B)
AllianceBernstein Global Technology Portfolio (Class B)
American Century Investments VP II Inflation Protection (Class II)
American Funds Global Growth Fund (Class 2)(1)
American Funds Global Small Capitalization Fund (Class 2)(1)
American Funds Growth Fund (Class 2)(1)
American Funds Growth-Income Fund (Class 2)(1)
American Funds International Fund (Class 2)(1)
Baron Capital Asset Fund (Insurance Series)
Delaware VIP Capital Reserves Series (Service Class)(2)                   0.96        %
Delaware VIP Diversified Income Series (Service Class) (3)                1.04
Delaware VIP High Yield Series (Service Class)(4)                         1.03
Delaware VIP Value Series (Service Class)(5)                              1.03
Delaware VIP REIT Series (Service Class)(6)                               1.10
Delaware VIP Trend Series (Service Class)(7)                              1.12
Delaware VIP U.S. Growth Series (Service Class)(8)                        1.06
DWS Equity 500 Index VIP (Class B)(9)                                     0.53
DWS Small Cap Index VIP (Class B)
Fidelity (Reg. TM) VIP Contrafund Portfolio (Service Class 2)(10)
Fidelity (Reg. TM) VIP Growth Portfolio (Service Class 2)(11)
Fidelity (Reg. TM) Mid Cap Portfolio (Service Class 2)(12)
Fidelity (Reg. TM) VIP Overseas Portfolio (Service Class 2)(13)
FTVIPT Franklin Income Securities Fund (Class 2)
FTVIPT Franklin Small-Mid Cap Growth Securities Fund (Class 2)(14)        0.99
FTVIPT Mutual Shares Securities Fund (Class 2)
FTVIPT Templeton Global Income Securities Fund (Class 2)
FTVIPT Templeton Growth Securities Fund (Class 2)
Lincoln VIP Aggressive Growth Fund (Service Class)
Lincoln VIP Bond Fund (Service Class)
Lincoln VIP Core Fund (Service Class)(15)                                 1.09
Lincoln VIP Capital Appreciation Fund (Service Class)(16)                 0.95
Lincoln VIP Equity-Income Fund (Service Class)(17)                        1.01
Lincoln VIP Global Asset Allocation Fund (Service Class)
Lincoln VIP Growth Fund (Service Class)(18)                               1.11
Lincoln VIP Growth and Income Fund (Service Class)
Lincoln VIP Growth Opportunities Fund (Service Class)(19)                 1.43
Lincoln VIP International Fund (Service Class)
Lincoln VIP Money Market Fund (Service Class)
Lincoln VIP Social Awareness Fund (Service Class)
Lincoln VIP Conservative Profile Fund (Service Class)(20)                 1.28
Lincoln VIP Moderate Profile Fund (Service Class)(20)                     1.37

                                                                            Management                    12b-1 Fees
                                                                           Fees (before                   (before any
                                                                           any waivers/                    waivers/
                                                                          reimbursements)      +        reimbursements)
Lincoln VIP Moderately Aggressive Profile Fund (Service Class)(20)        0.25        %                 0.25        %
Lincoln VIP Aggressive Profile Fund (Service Class)(20)                   0.25                          0.25
MFS (Reg. TM) VIT Total Return Series (Service Class)(21)                 0.75                          0.25
MFS (Reg. TM) VIT Utilities Series (Service Class)(21)                    0.75                          0.25
Neuberger Berman AMT Mid-Cap Growth Portfolio (I Class)(22)               0.83                          0.00
Neuberger Berman AMT Regency Portfolio (I Class)(22)                      0.85                          0.00



                                                                                   Other Expenses
                                                                                     (before any
                                                                                      waivers/
                                                                          +        reimbursements)      =
Lincoln VIP Moderately Aggressive Profile Fund (Service Class)(20)                 1.36        %
Lincoln VIP Aggressive Profile Fund (Service Class)(20)                            2.57
MFS (Reg. TM) VIT Total Return Series (Service Class)(21)                          0.09
MFS (Reg. TM) VIT Utilities Series (Service Class)(21)                             0.15
Neuberger Berman AMT Mid-Cap Growth Portfolio (I Class)(22)                        0.10
Neuberger Berman AMT Regency Portfolio (I Class)(22)                               0.16



                                                                                                    Total
                                                                          Total Expenses         Contractual
                                                                            (before any            waivers/
                                                                             waivers/           reimbursements
                                                                          reimbursements)          (if any)
Lincoln VIP Moderately Aggressive Profile Fund (Service Class)(20)        1.86        %        -0.49        %
Lincoln VIP Aggressive Profile Fund (Service Class)(20)                   3.07                 -1.61
MFS (Reg. TM) VIT Total Return Series (Service Class)(21)                 1.09
MFS (Reg. TM) VIT Utilities Series (Service Class)(21)                    1.15
Neuberger Berman AMT Mid-Cap Growth Portfolio (I Class)(22)               0.93
Neuberger Berman AMT Regency Portfolio (I Class)(22)                      1.01



                                                                          Total Expenses
                                                                              (after
                                                                           Contractual
                                                                             waivers/
                                                                          reimbursements
                                                                                s)
Lincoln VIP Moderately Aggressive Profile Fund (Service Class)(20)        1.37        %
Lincoln VIP Aggressive Profile Fund (Service Class)(20)                   1.46
MFS (Reg. TM) VIT Total Return Series (Service Class)(21)
MFS (Reg. TM) VIT Utilities Series (Service Class)(21)
Neuberger Berman AMT Mid-Cap Growth Portfolio (I Class)(22)
Neuberger Berman AMT Regency Portfolio (I Class)(22)

(1) The investment adviser began waiving 5% of its management fees on September 1, 2004. Beginning April 1, 2005, this waiver increased to 10% and will continue at this level until further review. Total annual fund operating expenses do not reflect this waiver. The effect of the waiver on total operating expenses can be found in the Financial Highlights table in the Series prospectus and in the audited financial statements in the Series' annual report.

(2) The investment advisor for the Delaware VIP Capital Reserves Series is Delaware Management Company ("DMC"). For the period May 1, 2002 through April 30, 2006, the advisor contractually waived its management fee and/or reimbursed the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and certain insurance expenses) would not exceed 0.80%. Effective May 1, 2006 through April 30, 2007, DMC has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses, certain insurance expenses and 12b-1 fees) will not exceed 0.70%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 0.50% on the first $500 million, 0.475% on the next $500 million, 0.45% on the next $1.5 billion, 0.425% on assets in excess of $2.5 billion, all per year. The Service Class shares are subject to an annual 12b-1 fee of not more than 0.30%. Effective May 1, 2006 through April 30, 2007, Delaware Distributors, L.P. has contracted to limit the Service Class shares 12b-1 fee to no more than 0.25% of average daily net assets.

(3) The investment advisor for the Delaware VIP Diversified Income Series is Delaware Management Company ("DMC"). Since inception through April 30, 2006, the advisor contractually waived its management fee and/or reimbursed the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and certain insurance expenses) would not exceed 0.80%. Without such an arrangement, the total operating expense for the Series would have been 0.86% for the fiscal year 2005 (excluding 12b-1 fees). Effective May 1, 2006 through April 30, 2007, DMC has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, Extraordinary expenses, certain insurance expenses and 12b-1 fees) will not exceed 0.81%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 0.65% on the first $500 million, 0.60% on the next $500 million, 0.55% on the next $1.5 billion, 0.50% on assets in excess of $2.5 billion, all per year. The Service Class shares are subject to an annual 12b-1 fee of not more than 0.30%. Effective May 1, 2006 through April 30, 2007, Delaware Distributors, L.P. has contracted to limit the Service Class shares 12b-1 fee to no more than 0.25% of average daily net assets.

(4) The investment advisor for the Delaware VIP High Yield Series is Delaware Management Company ("DMC"). For the period May 1, 2002 through April 30, 2006, the advisor contractually waived its management fee and/or reimbursed the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and certain insurance expenses) would not exceed 0.80%. Effective May 1, 2006 through April 30, 2007, DMC has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses, certain insurance expenses and 12b-1 fees) will not exceed 0.78%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 0.65% on the first $500 million, 0.60% on the next $500 million, 0.55% on the next $1.5 billion, 0.50% on assets in excess of $2.5 billion, all per year. The Service Class shares are subject to an annual 12b-1 fee of not more than 0.30%. Effective May 1, 2006 through April 30, 2007, Delaware Distributors, L.P. has contracted to limit the Service Class shares 12b-1 fee to no more than 0.25% of average daily net assets.

(5) The investment advisor for the Delaware VIP Value Series is Delaware Management Company ("DMC"). For the period May 1, 2002 through April 30, 2006, the advisor contractually waived its management fee and/or reimbursed the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and certain insurance expenses) would not exceed 0.80%. In addition, for the period May 1, 2002 through April 30, 2006, DMC voluntarily elected to waive its management fee for this Series to 0.60%. Without such an arrangement, the total operating expense for the Series would have been 0.73% for the fiscal year 2005 (excluding 12b-1 fees). Effective May 1, 2006 through April 30, 2007, DMC has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses, certain insurance expenses and 12b-1 fees) will not exceed 0.86%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 0.65% on the first $500 million, 0.60% on the next $500 million, 0.55% on the next $1.5 billion, 0.50% on assets in excess of $2.5 billion, all per year. The Service Class shares are subject to an annual 12b-1 fee of not more than 0.30%. Effective May 1, 2006 through April 30, 2007, Delaware Distributors, L.P. has contracted to limit the Service Class shares 12b-1 fee to no more than 0.25% of average daily net assets.

(6) The investment advisor for the Delaware VIP REIT Series is Delaware Management Company ("DMC"). For the period May 1, 2002 through April 30, 2006, the advisor contractually waived its management fee and/or reimbursed the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and certain insurance expenses) would not exceed 0.95%. Effective May 1, 2006 through April 30, 2007, DMC has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses, certain insurance expenses and 12b-1 fees) will not exceed 1.00%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 0.75% on the first $500 million, 0.70% on the next $500 million, 0.65% on the next $1.5 billion, 0.60% on assets in excess of $2.5 billion, all per year. The Service Class shares are subject to an annual 12b-1 fee of not more than 0.30%. Effective May 1, 2006 through April 30, 2007, Delaware Distributors, L.P. has contracted to limit the Service Class shares 12b-1 fee to no more than 0.25% of average daily net assets.

(7) The investment advisor for the Delaware VIP Trend Series is Delaware Management Company ("DMC"). For the period May 1, 2002 through April 30, 2006, the advisor contractually waived its management fee and/or reimbursed the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and certain insurance expenses) would not exceed 0.95%. Effective May 1, 2006 through April 30, 2007, DMC has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses, certain insurance expenses and 12b-1 fees) will not exceed 0.92%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 0.75% on the first $500 million, 0.70% on the next $500 million, 0.65% on the next $1.5 billion, 0.60% on assets in excess of $2.5 billion, all per year. The Service Class shares are subject to an annual 12b-1 fee of not more than 0.30%. Effective May 1, 2006 through April 30, 2007, Delaware Distributors, L.P. has contracted to limit the Service Class shares 12b-1 fee to no more than 0.25% of average daily net assets.

(8) The investment advisor for the Delaware VIP US Growth Series is Delaware Management Company ("DMC"). For the period May 1, 2002 through April 30, 2006, the advisor contractually waived its management fee and/or reimbursed the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and certain insurance expenses) would not exceed 0.80%. Effective May 1, 2006 through April 30, 2007, DMC has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses, certain insurance expenses and 12b-1 fees) will not exceed 0.87%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 0.65% on the first $500 million, 0.60% on the next $500 million, 0.55% on the next $1.5 billion, 0.50% on assets in excess of $2.5 billion, all per year. The Service Class shares are subject to an annual 12b-1 fee of not more than 0.30%. Effective May 1, 2006 through April 30, 2007, Delaware Distributors, L.P. has contracted to limit the Service Class shares 12b-1 fee to no more than 0.25% of average daily net assets.

(9) Effective September 19, 2005, the Advisor has contractually agreed to waive its fees and/or reimburse expenses of the Fund, to the extent necessary, to limit all expenses to 0.28% for Class A and 0.53% for Class B shares until April 30, 2009.

(10) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the funds' custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including thee reductions, the total class operating expenses would have been 0.64% for initial class; 0.74% for service class; and 0.89% for service class 2. These offsets may be discontinued at any time.

(11) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including these reductions, the total class operating expenses would have been 0.63% for initial class; 0.73% for service class; and 0.88% for service class 2. These offsets may be discontinued at any time.

(12) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including these reductions, the total class operating expenses would have been 0.64% for initial class; 0.74% for service class; and 0.89% for service class 2. These offsets may be discontinued at any time.

(13) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including these reductions, the total class operating expenses would have been 0.82% for initial class; 0.92% for service class; and 1.07% for service class 2. These offsets may be discontinued at any time.

(14) The Fund's manager had agreed in advance to reduce its fees with respect to assets invested by the Fund in a Franklin Templeton Money Market Fund for cash management. This arrangement will continue for as long as the Fund invests in the Money Market Fund.

(15) Lincoln Life has contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses exceed 0.84% standard class and 1.09% service class of average daily net assets. The Agreement will continue at least through April 30, 2007, and renew automatically for one-year terms unless Lincoln Life provides written notice of termination to the Fund.

(16) Effective May 1, 2005, the adviser has contractually agreed to waive the following portion of its advisory fee for the Fund: 0.15% of the first $100,000,000 of average net assets of the Fund; 0.10% of the next $150,000,000 of average daily net assets of the Fund; 0.15% of the next $250,000,000 of average daily net assets of the Fund; 0.10% of the next $250,000,000 of average daily net assets of the Fund; 0.15% of the next $750,000,000 of average daily net assets of the Fund; and 0.20% of the excess over $1,500,000,000 of average daily net assets of the Fund. The fee waiver will continue at least through April 30, 2007, and renew automatically for one-year terms unless the adviser provides written notice of termination to the Fund.

(17) Effective May 1, 2005 the adviser has contractually agreed to waive the following portion of its advisory fee for the Fund: 0.0% on the first $250,000,000 of average daily net assets of the Fund; 0.05% on the next $500,000,000 of average daily net assets of the Fund; and 0.10% of the excess over $750,000,000 of average daily net assets of the Fund. The waiver will continue at least through April 30, 2007, and renew automatically for one-year terms unless the adviser provides written notice of termination to the Fund.

(18) Lincoln Life has contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses exceed 0.86% standard class and 1.11% service class of average daily net assets. The Agreement will continue at least through April 30, 2007, and renew automatically for one-year terms unless Lincoln Life provides written notice of termination to the Fund.

(19) Lincoln Life has contractually agreed to reimburse the Fund to the extent that the Total Annual Fund Operating Expenses exceed 1.18% standard class and 1.43% service class of average daily net assets. The Agreement will continue at least through April 30, 2007, and renew automatically for one-year terms unless Lincoln Life provides written notice of termination to the Fund.

(20) The "Other Expenses" column reflects the expenses of the particular Lincoln Profile Fund (Conservative 1.28%; Moderate 0.35%; Moderately Aggressive 0.54%; Aggressive 1.66%) and the estimated fees and expenses of the underlying funds invested in by the Profile Funds (Conservative 0.73%; Moderate 0.82%; Moderately Aggressive 0.82%; Aggressive 0.91%). The estimated underlying fund fees and expenses are based on the 2005 fees and expenses of the underlying funds that were owned by each Profile Fund on December 31, 2005. Each Profile Fund's expense ratio will vary based on the actual allocations to the underlying funds that occurred throughout the year. The total expenses of the underlying funds for all Lincoln Profile Funds range from 0.41% to 1.47%. In addition, Lincoln Life has contractually agreed to reimburse each Profile Fund to the extent that the Total Expenses (excluding underlying fund fees and expenses) exceed 0.55%. This Agreement will continue at least through April 30, 2007 and will renew automatically for one-year terms unless Lincoln Life provides written notice of termination to the Funds.

(21) Each series has adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of service class shares (these fees are referred to as distribution fees). Each series has an expense offset arrangement that reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent, and may have entered into brokerage arrangements, that reduced or recaptured series' expenses. Any such expense reductions are not reflected in the table. Had these expense reductions been taken into account, "Net Expenses" would be lower. MFS has contractually agreed to bear the series' expenses such that "Other Expenses" (determined without giving effect to the expense reduction arrangements described above), do not exceed 0.15% annually. This expense limitation arrangement excludes management fees, taxes, extraordinary expenses, brokerage and transaction costs and expenses associated with the series' investing activities. This contractual fee arrangement will continue until at least April 30, 2007, unless earlier terminated or revised with the consent of the Board of Trustees which oversees the series.

(22) Neuberger Berman Management Inc. ("NBMI") has undertaken through December 31, 2009 to waive fees and/or reimburse certain operating expenses, including the compensation of NBMI (except with respect to Balanced, Limited Maturity Bond, Mid-Cap Growth, and Partners Portfolios) and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1% of average daily net asset value of the Balanced, Limited Maturity Bond, Mid-Cap Growth and Partners Portfolios; and 1.50% of the average daily net asset value of the Regency Portfolio. The expense limitation arrangements for the Portfolios are contractual and any excess expenses can be repaid to NBMI within three years of the year incurred, provided such recoupment would not cause a Portfolio to exceed its respective limitation. Net expenses for the Socially Responsive Portfolio were subject to a contractual expense limitation of 1.50% for the year ended December 31, 2005.


For information concerning compensation paid for the sale of the contracts, see Distribution of the Contracts.

EXAMPLES

This Example of a Design 3 contract is intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contractowner transaction expenses, contract fees, separate account annual expenses, and fund fees and expenses.

The Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the maximum fees and expenses of any of the funds and that the EGMDB and 4LATER (Reg. TM) Advantage at the guaranteed maximum charge are in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:


1) If you surrender your contract at the end of the applicable time period:



   1 year         3 years        5 years        10 years
-----------      ---------      ---------      ---------
   $1,858         $3,629         $5,276         $9,061

2) If you annuitize or do not surrender your contract at the end of the applicable time period:



   1 year         3 years        5 years        10 years
-----------      ---------      ---------      ---------
   $1,008         $2,929         $4,776         $9,061

For more information, see Charges and Other Deductions in this prospectus, and the prospectuses for the funds. Premium taxes may also apply, although they do not appear in the examples. The examples do not reflect any applicable bonus credits or persistency credits. Different fees and expenses not reflected in the examples may be imposed during a period in which regular income or annuity payouts are made. See The Contracts - i4LIFE (Reg. TM) Advantage including the Guaranteed Income Benefit, 4LATER (Reg. TM) Advantage and Annuity Payouts. These examples should not be considered a representation of past or future expenses. Actual expenses may be more or less than those shown.



Summary of Common Questions
What kind of contract am I buying? It is an individual variable and interest adjusted, if applicable, annuity contract between you and Lincoln New York. This prospectus primarily describes the variable side of the contract. You may purchase any one of the contracts offered in this prospectus: Lincoln ChoicePlus Design 1 (standard), Lincoln ChoicePlus Design 2 (4 year surrender charge), and Lincoln ChoicePlus Design 3 (3% enhancement). See The Contracts - Contracts Offered in this Prospectus.

What is the variable annuity account (VAA)? It is a separate account we established under New York insurance law, and registered with the SEC as a unit investment trust. VAA assets are allocated to one or more subaccounts, according to your investment choices. VAA assets are not chargeable with liabilities arising out of any other business which we may conduct. See Variable Annuity Account.

What are Investment Requirements? If you elect 4LATER (Reg. TM) Advantage, the Lincoln SmartSecurity (Reg. TM) Advantage, or i4LIFE (Reg. TM) Advantage with the Guaranteed Income Benefit, you will be subject to certain requirements for your subaccount investments. You may be limited in how much you can invest in certain subaccounts. We do not plan to enforce these Investment Requirements at this time. See The Contracts - Investment Requirements.

What are my investment choices? Based upon your instruction for purchase payments, the VAA applies your purchase payments, bonus credits and persistency credits, if applicable, to buy shares in one or more of the investment options. See Investments of the Variable Annuity Account - Description of the Funds.

Who invests my money? Several different investment advisers manage the investment options. See Investments of the Variable Annuity Account - Description of the Funds.

How does the contract work? If we approve your application, we will send you a contract. When you make purchase payments during the accumulation phase, you buy accumulation units. If you choose Design 3, you also receive bonus credits. If you decide to receive an annuity payout, your accumulation units are converted to annuity units. Your annuity payouts will be based on the number of annuity units you received and the value of each annuity unit on payout days. See The Contracts.

What charges do I pay under the contract? If you withdraw purchase payments, you may pay a surrender charge of a certain percentage of the surrendered or withdrawn purchase payment, depending upon which contract you have purchased, and how long those payments have been invested in the contract. For purposes of calculating surrender charges, we assume that all withdrawals prior to the seventh anniversary of Design 1 and Design 3 contracts (and the fourth anniversary of Design 2 contracts) come first from purchase payments. We may waive surrender charges in certain situations. See Charges and Other Deductions
- Surrender Charge.

We reserve the right to charge a $25 fee for the 13th and each additional transfer during any contract year, excluding automatic dollar cost averaging, portfolio rebalancing and cross-reinvestment transfers. The transfer charge will not be imposed on the first 12 transfers during the contract year.

We will deduct any applicable premium tax from purchase payments or contract value at the time the tax is incurred or at another time we choose.

See Expense Tables and Charges and Other Deductions for the fees and expenses in these contracts.

The funds' investment management fees, expenses and expense limitations, if applicable, are more fully described in the prospectuses for the funds.

The surrender, withdrawal or transfer of value from a fixed account guaranteed period may be subject to the interest adjustment, if applicable. See Fixed Side of the Contract.

Charges may also be imposed during the regular income or annuity payout period, including i4LIFE (Reg. TM) Advantage, if elected. See The Contracts and Annuity Payouts.

For information about the compensation we pay for sales of contracts, see The Contracts - Distribution of the Contracts.

What purchase payments do I make, and how often? Subject to the minimum and maximum payment amounts, your payments are completely flexible. See The Contracts - Purchase Payments.

What is a bonus credit and a persistency credit? If you purchase Design 3, when purchase payments are made, we will credit an additional 3% to the contract, known as a bonus credit. The amount of the bonus credit is calculated as a percentage of the purchase payments. All bonus credits become part of the contract value at the same time as the corresponding purchase payments. Bonus credits are not considered to be purchase payments. See The Contracts - Bonus Credits.

If you purchase Design 2, a persistency credit of 0.1125% of contract value less purchase payments that have been in the contract less than four years will be credited on a quarterly basis after the fourth anniversary. See The Contracts - Persistency Credits.

If you purchase Design 3, a persistency credit of 0.1125% of contract value less purchase payments that have been in the contract less than seven years will be credited on a quarterly basis after the seventh anniversary. See The Contracts - Persistency Credits.

Annuity contracts that have no provision for bonus credits or persistency credits may have lower mortality and expense risk charges and/or lower surrender charges. During the surrender charge period, the amount of bonus credit may be more than offset by higher surrender charges associated with the bonus credit. Persistency credits, when available, are designed to fully or partially offset these additional charges. We encourage you to talk with your financial adviser and determine which annuity contract is most appropriate for you.

How will my annuity payouts be calculated? If you decide to annuitize, you may select an annuity option and start receiving annuity payouts from your contract as a fixed option or variable option or a combination of both. See Annuity Payouts - Annuity Options. Remember that participants in the VAA benefit from any gain, and take a risk of any loss, in the value of the securities in the funds' portfolios.

What is i4LIFE (Reg. TM) Advantage? i4LIFE (Reg. TM) Advantage is an income program that provides periodic variable lifetime income payments, a death benefit, and the ability to make purchase payments (IRA contracts only) and withdrawals during a defined period of time. We assess a charge, imposed only during the i4LIFE (Reg. TM) Advantage payout phase, based on the i4LIFE (Reg.
TM) Advantage death benefit you choose and whether or not the Guaranteed Income Benefit is in effect.

What happens if I die before I annuitize? Your beneficiary will receive death benefit proceeds based upon the death benefit you select. Your beneficiary has options as to how the death benefit is paid. In the alternative, you may choose to receive a death benefit on the death of the annuitant. See The Contracts - Death Benefit.

May I transfer contract value between variable options and between the variable and fixed sides of the contract? Yes, subject to currently effective restrictions. For example, transfers made before the annuity commencement date are generally restricted to no more than twelve (12) per contract year. If permitted by your contract, we may discontinue accepting transfers into the fixed side of the contract at any time. See The Contracts - Transfers On or Before the Annuity Commencement Date and Transfers After the Annuity Commencement Date.

What is the Lincoln SmartSecurity (Reg. TM) Advantage? This benefit, which may be available for purchase at an additional charge, provides a Guaranteed Amount equal to the initial purchase payment and its corresponding bonus credit, if applicable, (or contract value at the time of election) as adjusted. You may access this benefit through periodic withdrawals. There are two options available to reset the Guaranteed Amount to the current contract value. See The Contracts - Lincoln SmartSecurity (Reg. TM) Advantage.

What is 4LATER (Reg. TM) Advantage? 4LATER (Reg. TM) Advantage, which may be available for purchase at an additional charge, is a way to guarantee today a minimum payout floor in the future for the i4LIFE (Reg. TM) Advantage regular income payments. 4LATER (Reg. TM) Advantage provides an initial Income Base that is guaranteed to increase at a specified percentage over the accumulation period of the annuity. See The Contracts - 4LATER (Reg.
TM) Advantage.

What are the Guaranteed Income Benefits? The Guaranteed Income Benefits provide a minimum payout floor for your i4LIFE (Reg. TM) regular income payments. They are available either through 4LATER (Reg. TM) Advantage or may be purchased at the time you elect i4LIFE (Reg. TM) Advantage. See The Contracts - i4LIFE (Reg.
TM) Advantage Guaranteed Income Benefit and 4LATER (Reg. TM) Advantage Guaranteed Income Benefit.

May I surrender the contract or make a withdrawal? Yes, subject to contract requirements and to the restrictions of any qualified retirement plan for which the contract was purchased. See The Contracts - Surrenders and Withdrawals. If you surrender the contract or make a withdrawal, certain charges may apply. See Charges and Other Deductions. A portion of surrender or withdrawal proceeds may be taxable. In addition, if you decide to take a distribution before age 591/2, a 10% Internal Revenue Service (IRS) tax penalty may apply. A surrender or a withdrawal also may be subject to 20% withholding. See Federal Tax Matters.

Do I get a free look at this contract? Yes. You can cancel the contract within ten days of the date you first receive the contract. You need to return the contract, postage prepaid, to our Servicing office. You assume the risk of any market drop on purchase payments you allocate to the variable side of the contract. We will not refund any applicable bonus credits credited to your contract value if you elect to cancel your contract; however, we will assume the risk of investment loss on the bonus credits. See Return Privilege.

Where may I find more information about accumulation unit values? Because the subaccounts which are available under the contracts did not begin operation before the date of this Prospectus, financial information for the subaccounts is not included in this Prospectus or in the SAI.



Investment Results
At times, the VAA may compare its investment results to various unmanaged indices or other variable annuities in reports to shareholders, sales literature and advertisements. The results will be calculated on a total return basis for various periods, with or without contingent deferred sales charges. Results calculated without contingent deferred sales charges will be higher. Total returns include the reinvestment of all distributions, which are reflected in changes in unit value. The money market subaccount's yield is based upon investment performance over a 7-day period, which is then annualized.

During extended periods of low interest rates, the yields of any subaccount investing in a money market fund may also become extremely low and possibly negative.

The money market yield figure and annual performance of the subaccounts are based on past performance and do not indicate or represent future performance.



Financial Statements
The financial statements of the VAA and for us are located in the SAI. If you would like a free copy of the SAI, complete and mail the request on the last page of this prospectus, or call 1-888-868-2583.



Lincoln Life & Annuity Company of New York
Lincoln New York is a New York-domiciled life insurance company founded on June 6, 1996. Lincoln New York is a subsidiary of The Lincoln National Life Insurance Company (Lincoln Life). Lincoln Life is an Indiana-domiciled insurance company, engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln New York is obligated to pay all amounts promised to policy owners under the policies.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Lincoln Financial Group sells a wide variety of financial products and solutions through financial advisors: mutual funds, managed accounts, retirement solutions, life insurance, 401(k) and 403(b) plans, savings plans, institutional investments and comprehensive financial planning and advisory services.

On April 3, 2006, Jefferson-Pilot Corporation ("Jefferson-Pilot"), a North Carolina corporation, merged with and into Lincoln JP Holdings, L.P., a wholly owned subsidiary of LNC, the parent company of Lincoln Life, pursuant to a merger agreement among LNC, Jefferson-Pilot, Quartz Corporation, and Lincoln JP Holdings, L.P., dated October 9, 2005, as amended. Lincoln JP Holdings, L.P. is the surviving entity. More information about the merger as well as a copy of the merger agreement can be found in Amendment No. 1 to the Form S-4 (Reg. No. 333-130226) filed by LNC with the SEC. Lincoln New York's obligations as set forth in your variable annuity contract, prospectus and Statement of Additional Information have not changed as a result of this merger.

Variable Annuity Account (VAA)
On March 11, 1999, the VAA was established as an insurance company separate account under New York law. It is registered with the SEC as a unit investment trust under the provisions of the Investment Company Act of 1940 (1940 Act). The SEC does not supervise the VAA or Lincoln New York. The VAA is a segregated investment account, meaning that its assets may not be charged with liabilities resulting from any other business that we may conduct. Income, gains and losses, whether realized or not, from assets allocated to the VAA are, in accordance with the applicable annuity contracts, credited to or charged against the VAA. They are credited or charged without regard to any other income, gains or losses of Lincoln New York. We are the issuer of the contracts and the obligations set forth in the contract, other than those of the contractowner, are ours. The VAA satisfies the definition of a separate account under the federal securities laws. We do not guarantee the investment performance of the VAA. Any investment gain or loss depends on the investment performance of the funds. You assume the full investment risk for all amounts placed in the VAA.

The VAA is used to support other annuity contracts offered by us in addition to the contracts described in this prospectus. The other annuity contracts supported by the VAA generally invest in the same funds as the contracts described in this prospectus. These other annuity contracts may have different charges that could affect the performance of their subaccounts, and they offer different benefits.



Investments of the Variable Annuity Account
You decide the subaccount(s) to which you allocate purchase payments. For owners of the Design 3 contract, bonus credits are allocated to the subaccounts at the same time and at the same percentage as the purchase payments being made. There is a separate subaccount which corresponds to each class of each fund. You may change your allocation without penalty or charges. Shares of the funds will be sold at net asset value with no initial sales charge to the VAA in order to fund the contracts. The funds are required to redeem fund shares at net asset value upon our request.


Investment Advisers

As compensation for its services to the fund, the investment adviser receives a fee from the fund which is accrued daily and paid monthly. This fee is based on the net assets of each fund, as defined in the prospectus for the fund.


Administrative, Marketing and Support Service Fees

With respect to a fund, including affiliated funds, the adviser and/or distributor, or an affiliate thereof, may compensate us (or an affiliate) for administrative, distribution, or other services. It is anticipated that such compensation will be based on a percentage of assets of the particular fund attributable to the contracts along with certain other variable contracts issued or administered by us (or an affiliate). These percentages are negotiated and vary with each fund. Some funds may compensate us significantly more than other funds and the amount we receive may be substantial. These percentages currently range up to 0.48%, and as of the date of this prospectus, we were receiving compensation from each fund family. We (or our affiliates) may profit from these fees or use these fees to defray the costs of distributing the contract. Additionally, a fund's adviser and/or distributor or its affiliates may provide us with certain services that assist us in the distribution of the contracts and may pay us and/or certain affiliates amounts for marketing programs and sales support, as well as amounts to participate in training and sales meetings.

The AllianceBernstein, American Century, American Funds, Baron, Delaware, DWS, Fidelity, Franklin Templeton, Lincoln and MFS Funds offered as part of this contract make payments to us under their distribution plans (12b-1 plans) in consideration of services provided and expenses incurred by us in distributing Fund shares. The payment rates range up to 0.30% based on the amount of assets invested in those Funds. Payments made out of the assets of the fund will reduce the amount of assets that otherwise would be available for investment, and will reduce the return on your investment. The dollar amount of future asset-based fees is not predictable because these fees are a percentage of the fund's average net assets, which can fluctuate over time. If, however, the value of the fund goes up, then so would the payment to us (or our affiliates). Conversely, if the value of the funds goes down, payments to us or our affiliates would decrease.


Description of the Funds

Each of the subaccounts of the VAA is invested solely in shares of one of the funds available under the contract. Each fund may be subject to certain investment policies and restrictions which may not be changed without a majority vote of shareholders of that fund.

We select the funds offered through the contract based on several factors, including, without limitation, asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor we consider during the initial selection process is whether the fund or an affiliate of the fund will compensate us for providing administrative, marketing, and/or support services that would otherwise be provided by the fund, the fund's investment advisor, or its distributor. We review each fund periodically after it is selected. Upon review, we may remove a fund or restrict allocation of additional purchase payments to a fund if we determine the fund no longer meets one or more of the factors and/or if the fund has not attracted significant contractowner assets. Finally, when we develop a variable annuity product in cooperation with a fund family or distributor (e.g., a "private label" product), we generally will include funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.

Certain funds offered as part of this contract have similar investment objectives and policies to other portfolios managed by the adviser. The investment results of the funds, however, may be higher or lower than the other portfolios that are managed by the adviser or sub-adviser. There can be no assurance, and no representation is made, that the investment results of any of the funds will be comparable to the investment results of any other portfolio managed by the adviser or sub-adviser, if applicable.

Following are brief summaries of the fund description. More detailed information may be obtained from the current prospectus for the fund which accompanies this booklet. You should read each fund prospectus carefully before investing. Please be advised that there is no assurance that any of the funds will achieve their stated objectives.


 FUND NAME                                                   FUND DESCRIPTION
AllianceBernstein Global Technology Portfolio               Maximum capital appreciation
 AllianceBernstein Growth and Income Portfolio               Growth and income
AllianceBernstein International Value Portfolio             Long-term growth
 AllianceBernstein Small/Mid Cap Value Portfolio             Long-term growth
American Century Investments VP Inflation Protection        Long-term total return
Fund
 American Funds Global Growth Fund                           Long-term growth
American Funds Global Small Capitalization Fund             Long-term growth
 American Funds Growth Fund                                  Long-term growth
American Funds Growth-Income Fund                           Growth and income
 American Funds International Fund                           Long-term growth
Baron Capital Asset Fund                                    Maximum capital appreciation
 Delaware VIP Capital Reserves Series                        Current income
Delaware VIP Diversified Income Series                      Total return
 Delaware VIP High Yield Series                              Capital appreciation
Delaware VIP REIT Series                                    Total return
 Delaware VIP Trend Series                                   Capital appreciation
Delaware VIP U.S. Growth Series                             Capital appreciation
 Delaware VIP Value Series                                   Long-term capital appreciation
DWS Equity 500 Index VIP Fund                               Capital appreciation



 FUND NAME                                                   MANAGER
AllianceBernstein Global Technology Portfolio               AllianceBernstein, L.P.
 AllianceBernstein Growth and Income Portfolio               AllianceBernstein, L.P.
AllianceBernstein International Value Portfolio             AllianceBernstein, L.P.
 AllianceBernstein Small/Mid Cap Value Portfolio             AllianceBernstein, L.P.
American Century Investments VP Inflation Protection        American Century
Fund
 American Funds Global Growth Fund                           Capital Research and Management Company
American Funds Global Small Capitalization Fund             Capital Research and Management Company
 American Funds Growth Fund                                  Capital Research and Management Company
American Funds Growth-Income Fund                           Capital Research and Management Company
 American Funds International Fund                           Capital Research and Management Company
Baron Capital Asset Fund                                    BAMCO, Inc.
 Delaware VIP Capital Reserves Series                        Delaware Management Company
Delaware VIP Diversified Income Series                      Delaware Management Company
 Delaware VIP High Yield Series                              Delaware Management Company
Delaware VIP REIT Series                                    Delaware Management Company
 Delaware VIP Trend Series                                   Delaware Management Company
Delaware VIP U.S. Growth Series                             Delaware Management Company
 Delaware VIP Value Series                                   Delaware Management Company
DWS Equity 500 Index VIP Fund                               Deutsche Asset Management Inc.
                                                            Sub-advised by Northern Trust Investments,
                                                            Inc.

 FUND NAME                                                     FUND DESCRIPTION
DWS Small Cap Index VIP Fund                                  Capital appreciation
 Fidelity (Reg. TM) VIP Contrafund (Reg. TM) Portfolio         Long-term capital appreciation
Fidelity (Reg. TM) VIP Growth Portfolio                       Capital appreciation
 Fidelity (Reg. TM) VIP Mid Cap Portfolio                      Long-term growth
Fidelity (Reg. TM) VIP Overseas Portfolio                     Long-term growth
 FTVIPT Franklin Income Securities Fund                        Current income
FTVIPT Franklin Small-Mid Cap Growth Securities Fund          Long-term growth
 FTVIPT Mutual Shares Securities Fund                          Capital appreciation
FTVIPT Templeton Global Income Securities Fund                Total return
 FTVIPT Templeton Growth Securities Fund                       Long-term growth
Lincoln VIP Aggressive Growth Fund                            Maximum capital appreciation
 Lincoln VIP Bond Fund                                         Current income
Lincoln VIP Capital Appreciation Fund                         Long-term growth
 Lincoln VIP Core Fund                                         Capital appreciation
Lincoln VIP Equity-Income Fund                                Income
 Lincoln VIP Global Asset Allocation Fund                      Total return
Lincoln VIP Growth Fund                                       Long-term growth
 Lincoln VIP Growth & Income Fund                              Capital appreciation



 FUND NAME                                                     MANAGER
DWS Small Cap Index VIP Fund                                  Deutsche Asset Management Inc.
                                                              Sub-advised by Northern Trust Investments,
                                                              Inc.
 Fidelity (Reg. TM) VIP Contrafund (Reg. TM) Portfolio         Fidelity Management and Research
                                                              Company
Fidelity (Reg. TM) VIP Growth Portfolio                       Fidelity Management and Research
                                                              Company
 Fidelity (Reg. TM) VIP Mid Cap Portfolio                      Fidelity Management and Research
                                                              Company
Fidelity (Reg. TM) VIP Overseas Portfolio                     Fidelity Management and Research
                                                              Company
 FTVIPT Franklin Income Securities Fund                        Franklin Advisers, Inc.
FTVIPT Franklin Small-Mid Cap Growth Securities Fund          Franklin Advisers, Inc.
 FTVIPT Mutual Shares Securities Fund                          Franklin Mutual Advisors, LLC
FTVIPT Templeton Global Income Securities Fund                Templeton Global Advisors Limited
 FTVIPT Templeton Growth Securities Fund                       Templeton Global Advisors Limited
Lincoln VIP Aggressive Growth Fund                            Delaware Management Company
                                                              Sub-advised by T. Rowe Price Associates,
                                                              Inc.
 Lincoln VIP Bond Fund                                         Delaware Management Company
Lincoln VIP Capital Appreciation Fund                         Delaware Management Company
                                                              Sub-advised by Janus Capital Management
                                                              LLC
 Lincoln VIP Core Fund                                         Delaware Management Company
                                                              Sub-advised by Salomon Brothers Asset
                                                              Management Inc., a wholly-owned
                                                              subsidiary of Legg Mason, Inc.
Lincoln VIP Equity-Income Fund                                Delaware Management Company
                                                              Sub-advised by Fidelity Management &
                                                              Research Company (FMR)
 Lincoln VIP Global Asset Allocation Fund                      Delaware Management Company
                                                              Sub-advised by UBS Global Asset
                                                              Management
Lincoln VIP Growth Fund                                       Delaware Management Company
                                                              Sub-advised by Fund Asset Management,
                                                              L.P., doing business as Mercury Advisors
 Lincoln VIP Growth & Income Fund                              Delaware Management Company

 FUND NAME                                             FUND DESCRIPTION
Lincoln VIP Growth Opportunities Fund                 Long-term growth
 Lincoln VIP International Fund                        Capital appreciation
Lincoln VIP Money Market Fund                         Preservation of capital
 Lincoln VIP Social Awareness Fund                     Capital appreciation
Lincoln VIP Conservative Profile Fund                 Current income
 a fund of funds
 Lincoln VIP Moderate Profile Fund                     Total return
 a fund of funds
Lincoln VIP Moderately Aggressive Profile Fund        Growth and income
 a fund of funds
 Lincoln VIP Aggressive Profile Fund                   Capital appreciation
 a fund of funds
MFS (Reg. TM) VIT Total Return Series                 Income and growth
 MFS (Reg. TM) VIT Utilities Series                    Growth and income
Neuberger Berman AMT Mid-Cap Growth Portfolio         Capital appreciation
 Neuberger Berman AMT Regency Portfolio                Long-term growth



 FUND NAME                                             MANAGER
Lincoln VIP Growth Opportunities Fund                 Delaware Management Company
                                                      Sub-advised by Fund Asset Management,
                                                      L.P., doing business as Mercury Advisors
 Lincoln VIP International Fund                        Delaware Management Company
                                                      Sub-advised by Mondrian Investment
                                                      Partners Limited
Lincoln VIP Money Market Fund                         Delaware Management Company
 Lincoln VIP Social Awareness Fund                     Delaware Management Company
Lincoln VIP Conservative Profile Fund                 Delaware Management Company
 a fund of funds                                      Sub-advised by Wilshire Associates Inc.
 Lincoln VIP Moderate Profile Fund                     Delaware Management Company
 a fund of funds                                      Sub-advised by Wilshire Associates Inc.
Lincoln VIP Moderately Aggressive Profile Fund        Delaware Management Company
 a fund of funds                                      Sub-advised by Wilshire Associates Inc.
 Lincoln VIP Aggressive Profile Fund                   Delaware Management Company
 a fund of funds                                      Sub-advised by Wilshire Associates Inc.
MFS (Reg. TM) VIT Total Return Series                 Massachusetts Financial Services Company
 MFS (Reg. TM) VIT Utilities Series                    Massachusetts Financial Services Company
Neuberger Berman AMT Mid-Cap Growth Portfolio         Neuberger Berman Management, Inc.
 Neuberger Berman AMT Regency Portfolio                Neuberger Berman Management, Inc.

Fund Shares

We will purchase shares of the funds at net asset value and direct them to the appropriate subaccounts of the VAA. We will redeem sufficient shares of the appropriate funds to pay annuity payouts, death benefits, surrender/withdrawal proceeds or for other purposes described in the contract. If you want to transfer all or part of your investment from one subaccount to another, we may redeem shares held in the first and purchase shares of the other. Redeemed shares are retired, but they may be reissued later.

Shares of the funds are not sold directly to the general public. They are sold to us, and may be sold to other insurance companies, for investment of the assets of the subaccounts established by those insurance companies to fund variable annuity and variable life insurance contracts.

When a fund sells any of its shares both to variable annuity and to variable life insurance separate accounts, it is said to engage in mixed funding. When a fund sells any of its shares to separate accounts of unaffiliated life insurance companies, it is said to engage in shared funding.

The funds currently engage in mixed and shared funding. Therefore, due to differences in redemption rates or tax treatment, or other considerations, the interest of various contractowners participating in a fund could conflict. Each of the fund's Board of Directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken. The funds do not foresee any disadvantage to contractowners arising out of mixed or shared funding. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a fund. This might force a fund to sell portfolio securities at disadvantageous prices. See the prospectuses for the funds.


Reinvestment of Dividends and Capital Gain Distributions

All dividends and capital gain distributions of the funds are automatically reinvested in shares of the distributing funds at their net asset value on the date of distribution. Dividends are not paid out to contractowners as additional units, but are reflected as changes in unit values.

Addition, Deletion or Substitution of Investments

We reserve the right, within the law, to make certain changes to the structure and operation of the VAA at our discretion and without your consent. We may add, delete, or substitute funds for all contractowners or only for certain classes of contractowners. New or substitute funds may have different fees and expenses, and may only be offered to certain classes of contractowners.

Substitutions may be made with respect to existing investments or the investment of future purchase payments, or both. We may close subaccounts to allocations of purchase payments or contract value, or both, at any time in our sole discretion. The funds, which sell their shares to the subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the subaccounts. Substitutions might also occur if shares of a fund should no longer be available, or if investment in any fund's shares should become inappropriate, in the judgment of our management, for the purposes of the contract, or for any other reason in our sole discretion.

We also may:
 o remove, combine, or add subaccounts and make the new subaccounts available to you at our discretion;
 o transfer assets supporting the contracts from one subaccount to another or from the VAA to another separate account;
 o combine the VAA with other separate accounts and/or create new separate accounts;
 o deregister the VAA under the 1940 Act; and
 o operate the VAA as a management investment company under the 1940 Act or as any other form permitted by law.

We may modify the provisions of the contracts to reflect changes to the subaccounts and the VAA and to comply with applicable law. We will not make any changes without any necessary approval by the SEC. We will also provide you written notice.



Charges and Other Deductions
We will deduct the charges described below to cover our costs and expenses, services provided and risks assumed under the contracts. We incur certain costs and expenses for the distribution and administration of the contracts and for providing the benefits payable thereunder.

Our administrative services include:
 o processing applications for and issuing the contracts;
 o processing purchases and redemptions of fund shares as required (including dollar cost averaging, cross-reinvestment, portfolio rebalancing, and automatic withdrawal services - See Additional Services and the SAI for more information on these programs);
 o maintaining records;
 o administering annuity payouts;
 o furnishing accounting and valuation services (including the calculation and monitoring of daily subaccount values);
 o reconciling and depositing cash receipts;
 o providing contract confirmations;
 o providing toll-free inquiry services; and
 o furnishing telephone and electronic fund transfer services.

The risks we assume include:
 o the risk that annuitants receiving annuity payouts under contracts live longer than we assumed when we calculated our guaranteed rates (these rates are incorporated in the contract and cannot be changed);
 o the risk that if Lincoln SmartSecurity (Reg. TM) Advantage is in effect, the amount of guaranteed withdrawals will exceed the contract value;
 o the risk that death benefits paid will exceed the actual contract value;
 o the risk that more owners than expected will qualify for waivers of the surrender charge;
 o the risk that, if the i4LIFE (Reg. TM) Advantage with the Guaranteed Income Benefit or 4LATER (Reg. TM) Guaranteed Income Benefit is in effect, the required income payments will exceed the account value; and
 o the risk that our costs in providing the services will exceed our revenues from contract charges (which we cannot change).

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the description of the charge. For example, the contingent deferred sales charge collected may not fully cover all of the sales and distribution expenses actually incurred by us. Any remaining expenses will be paid from our general account which may consist, among other things, of proceeds derived from mortality and expense risk charges deducted from the account. A portion of the mortality and expense risk and administrative charge and a portion of the surrender charges are assessed to fully or partially recoup any bonus credits paid into the contract by us when purchase payments are made. We may profit from one or more of the fees and charges deducted under the contract. We may use these profits for any corporate purpose, including financing the distribution of the contracts.


Deductions from the VAA

We apply a charge to the average daily net asset value of the subaccounts based on which contract and death benefit you choose. Those charges are equal to an annual rate of:


                                                              Guarantee of           Enhanced Guaranteed
                                         Account Value        Principal Death        Minimum Death
                                         Death Benefit        Benefit                Benefit (EGMDB)
                                         ---------------      -----------------      --------------------
Design 1 (standard):
Mortality and expense risk charge            1.00%                 1.05%                    1.30%
Administrative charge                        0.10%                 0.10%                    0.10%
                                                                                                               --
Total annual charge for each
subaccount                                   1.10%                 1.15%                    1.40%
Design 2 (4 year surrender
charge):
Mortality and expense risk charge            1.45%                 1.50%                    1.75%
Administrative charge                        0.10%                 0.10%                    0.10%
Total annual charge for each
subaccount                                   1.55%                 1.60%                    1.85%
Design 3 (3% enhancement)
Mortality and expense risk charge            1.45%                 1.50%                    1.75%
Administrative charge                        0.10%                 0.10%                    0.10%
Total annual charge for each
subaccount                                   1.55%                 1.60%                    1.85%

Surrender Charge

A surrender charge applies (except as described below) to surrenders and withdrawals of purchase payments that have been invested for the periods indicated as follows:


                                                                                             Surrender
                                                                                               charge
                                                                                               as a
                                                                                             percentage
                                                                                                of
                                                                                                the
                                                                                             surrendered
                                                                                            or withdrawn
                                                                                             purchase
                                                                                              payments
                                                                                            -----------
Number of contract anniversaries since
purchase payment was invested                                                                Design 1
      0.............................................................. ..............        6.0%
      1.............................................................. ..............        6.0%
      2.............................................................. ..............        5.0%
      3.............................................................. ..............        5.0%
      4.............................................................. ..............        4.0%
      5.............................................................. ..............        3.0%
      6.............................................................. ..............        2.0%
      7.............................................................. ..............        0.0%



                                                                                                                             Surre
                                                                                                                              char

                                                                                               Surrender charge as a
                                                                                                   percentage of                 o
                                                                                            the surrendered or withdrawn
                                                                                                 purchase payments
                                                                                            ---------------------------
Number of contract anniversaries since
purchase payment was invested                                                                Design 2         Design 3
      0.............................................................. ..............        6.0%             8.5%
      1.............................................................. ..............        6.0%             8.0%
      2.............................................................. ..............        5.0%             7.0%
      3.............................................................. ..............        5.0%             6.0%
      4.............................................................. ..............        0.0%             5.0%
      5.............................................................. ..............        0.0%             4.0%
      6.............................................................. ..............        0.0%             3.0%
      7.............................................................. ..............        0.0%             0.0%

A surrender charge does not apply to:
 o A surrender or withdrawal of a purchase payment beyond the seventh anniversary for Design 1 or Design 3, or fourth anniversary for Design 2, since the purchase payment was invested;
 o Withdrawals of contract value during a contract year to the extent that the total contract value withdrawn during the current contract year does not exceed the free amount. The free amount is equal to the greater of 10% of the current contract value or 10% of the total purchase payments (this does not apply upon surrender of the contract);
 o When the surviving spouse assumes ownership of the contract as a result of the death of the original owner;
 o A surrender of the contract as a result of the death of the contractowner or annuitant;

 o Purchase payments when used in the calculation of the initial periodic income payment and the initial Account Value under the i4LIFE (Reg. TM) Advantage option or the contract value applied to calculate the benefit amount under any annuity payout option made available by us;
 o Regular income payments made under i4LIFE (Reg. TM) Advantage, including any payments to provide the 4LATER (Reg. TM) or i4LIFE (Reg. TM) Guaranteed Income Benefits, or periodic payments made under any annuity payout option made available by us;
 o A surrender or withdrawal of any purchase payments, as a result of permanent and total disability of the contractowner as defined in Section 22(e)(3) of the tax code, if the disability occurred after the effective date of the contract and before the 65th birthday of the contractowner. If you have elected the Design 3 contract, purchase payments must be invested for at least twelve months before this provision will apply;
 o A surrender or withdrawal of any purchase payments, as a result of the admittance of the contractowner to an accredited nursing home or equivalent health care facility, where the admittance into the nursing home occurs after the effective date of the contract and the owner has been confined for at least 90 consecutive days. If you have elected the Design 3 contract, purchase payments must be invested for at least twelve months before this provision will apply;
 o A surrender or annuitization of any applicable bonus credits and persistency credits;
 o A surrender or withdrawal of any purchase payments as a result of the diagnosis of a terminal illness of the contractowner. Diagnosis of a terminal illness must be after the effective date of the contract and results in a life expectancy of less than one year as determined by a qualified professional medical practitioner. If you have elected the Design 3 contract, purchase payments must be invested for at least twelve months before this provision will apply;
 o Withdrawals up to the Maximum Annual Withdrawal amount under the Lincoln SmartSecurity (Reg. TM) Advantage, subject to certain conditions.

For purposes of calculating the surrender charge on withdrawals, we assume that:
The free amount will be withdrawn from purchase payments on a "first in-first out (FIFO)" basis. Prior to the seventh anniversary for the Design 1 and Design 3 contracts, and the fourth anniversary for the Design 2 contract, any amount withdrawn above the free amount during a contract year will be withdrawn in the following order:

1. from purchase payments (on a FIFO basis) until exhausted; then

2. from earnings until exhausted; then

3. from any applicable bonus credits.

The example below shows the calculation of the surrender charge on a withdrawal from the Design 3 contract based on the following assumptions:
  o $50,000 initial purchase payment; receives a $1,500 bonus credit (3%)
  o $30,000 purchase payment beginning year 5; receives a $900 bonus credit
(3%)
  o $100,000 contract value in year 6 ($17,600 attributed to earnings; $2,400 to bonus credits; $80,000 to purchase payments)
  o $60,000 withdrawal beginning year 6

The $60,000 withdrawal is subject to surrender charges of $2,400 calculated as follows:
  o $10,000 is attributed to the free amount (greater of 10% of contract value ($10,000) or 10% of purchase payments ($8,000)); therefore, no surrender charges are assessed on the first $10,000
  o $40,000 of the remaining initial purchase payment subject to 4% surrender charge = $1,600
  o $10,000 of the next purchase payment subject to 8% surrender charge = $800

On or after the seventh anniversary for the Design 1 and Design 3 contracts, and the fourth anniversary for the Design 2 contract, any amount withdrawn above the free amount during a contract year will be withdrawn in the following order:

1. from purchase payments (on a FIFO basis)to which a surrender charge no longer applies until exhausted; then

2. from earnings and any applicable persistency credits until exhausted; then

3. from any applicable bonus credits attributable to purchase payments to which a surrender charge no longer applies until exhausted; then

4. from purchase payments (on a FIFO basis) to which a surrender charge still applies until exhausted; then

5. from any applicable bonus credits attributable to purchase payments to which a surrender charge still applies.

The example below shows the calculation of the surrender charge on a withdrawal from the Design 3 contract based on the following assumptions:
  o $50,000 initial purchase payment; receives a $1,500 bonus credit (3%)
  o $30,000 purchase payment beginning year 5; receives a $900 bonus credit
(3%)

  o $150,000 contract value in year 9 ($67,600 attributed to earnings and persistency credits; $2,400 to bonus credits; $80,000 to purchase payments)
  o $125,000 withdrawal beginning year 9

$119,100 of the $125,000 withdrawal is not subject to surrender charges, and is broken down as follows:
  o $15,000 attributed to the free amount (greater of 10% of contract value ($15,000) or 10% of purchase payments ($8,000))
  o $35,000 attributed to remaining initial purchase payment not subject to surrender charges (invested more than 7 years)
  o $67,600 attributed to earnings including persistency credits (not subject to surrender charges)
  o $1,500 attributed to bonus credits on purchase payments not subject to surrender charges

$5,900 of the $125,000 withdrawal is subject to a 5% surrender charge since the second purchase payment was invested only four contract years. The surrender charge is $295.

We apply the surrender charge as a percentage of purchase payments, which means that you would pay the same surrender charge at the time of surrender regardless of whether your contract value has increased or decreased. The surrender charge is calculated separately for each purchase payment. The surrender charges associated with surrender or withdrawal are paid to us to compensate us for the loss we experience on contract distribution costs when contractowners surrender or withdraw before distribution costs have been recovered.

If the contractowner is a corporation or other non-individual (non-natural person), the annuitant or joint annuitant will be considered the contractowner or joint owner for purposes of determining when a surrender charge does not apply.


Account Fee

During the accumulation period, we will deduct $35 from the contract value on each contract anniversary to compensate us for the administrative services provided to you; this $35 account fee will also be deducted from the contract value upon surrender. This fee will be waived after the fifteenth contract year. The account fee will be waived for any contract with a contract value that is equal to or greater than $100,000 on the contract anniversary.


Transfer Fee

We reserve the right to charge a $25 fee for the 13th and each additional transfer during any contract year, excluding automatic dollar cost averaging, portfolio rebalancing and cross-reinvestment transfers. The transfer charge will not be imposed on the first 12 transfers during the contract year.


Rider Charges

A fee or expense may also be deducted in connection with any benefits added to the contract by rider or endorsement.

Lincoln SmartSecurity (Reg. TM) Advantage Charge. While this Rider is in effect, there is a charge for the Lincoln SmartSecurity (Reg. TM) Advantage, if elected. The Rider charge is currently equal to an annual rate of:

1) 0.45% (0.1125% quarterly) for the Lincoln SmartSecurity (Reg. TM) Advantage
-  5 Year Elective Step-up option; or

2) 0.65% (0.1625% quarterly) for the Lincoln SmartSecurity (Reg. TM) Advantage
- 1 Year Automatic Step-up, Single Life option (and also the prior version of Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up); or

3) 0.80% (0.2000% quarterly) for the Lincoln SmartSecurity (Reg. TM) Advantage
-  1 Year Automatic Step-up, Joint Life option.

Once the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up, Single Life option is available in your state, the prior version will not be available.

The charge is applied to the Guaranteed Amount as adjusted. We will deduct the cost of this Rider from the contract value on a quarterly basis, with the first deduction occurring on the valuation date on or next following the three-month anniversary of the effective date of the Rider. This deduction will be made in proportion to the value in each subaccount of the contract on the valuation date the Rider charge is assessed. The amount we deduct will increase or decrease as the Guaranteed Amount increases or decreases, because the charge is based on the Guaranteed Amount. Because bonus credits increase the Guaranteed Amount, bonus credits also increase the amount we deduct for the cost of the Rider. Refer to the Lincoln SmartSecurity (Reg. TM) Advantage, Guaranteed Amount section, for a discussion and example of the impact of changes to the Guaranteed Amount.

Under the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option, the annual Rider percentage charge will not change upon each automatic step-up of the Guaranteed Amount for the 10-year period.

Under both options, if you elect to step-up the Guaranteed Amount (including if we administer the step-up election for you or if you make a change from a Joint Life to a Single Life option after a death or divorce), a pro-rata deduction of the Rider charge based on the Guaranteed Amount immediately prior to the step-up will be made on the valuation date of the step-up. This deduction covers the cost of the Rider from the time of the previous deduction to the date of the step-up. After a contractowner's step-up, we will deduct the

Rider charge for the stepped-up Guaranteed Amount on a quarterly basis, beginning on the valuation date on or next following the three-month anniversary of the step-up. At the time of the elected step-up, the Rider percentage charge will change to the current charge in effect at that time (if the current charge has changed), but it will never exceed the guaranteed maximum annual percentage charge for the option. If you never elect to step-up your Guaranteed Amount, your Rider percentage charge will never change, although the amount we deduct will change as the Guaranteed Amount changes. The Rider charge will be discontinued upon the earlier of the annuity commencement date, election of i4LIFE (Reg. TM) Advantage or termination of the Rider. The pro-rata amount of the Rider charge will be deducted upon termination of the Rider or surrender of the contract.

Rider Charge Waiver. For the Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up option, after the later of the fifth anniversary of the effective date of the Rider or the fifth anniversary of the most recent step-up of the Guaranteed Amount, the Rider charge may be waived. For the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option, no Rider charge waiver is available with the Single Life and Joint Life options. The earlier version of the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option has a waiver charge provision which may occur after the fifth Benefit Year anniversary following the last automatic step-up opportunity.

Whenever the above conditions are met, on each valuation date the Rider charge is to be deducted, if the total withdrawals from the contract have been less than or equal to 10% of the sum of: (1) the Guaranteed Amount on the effective date of this Rider or on the most recent step-up date; and (2) purchase payments (and bonus credits) made after the step-up, then the quarterly Rider charge will be waived. If the withdrawals have been more than 10%, then the Rider charge will not be waived.


4LATER (Reg. TM) Advantage Charge

Prior to the periodic income commencement date (the valuation date the initial regular income payment under i4LIFE (Reg. TM) Advantage is determined), the annual 4LATER (Reg. TM) charge is currently 0.50% of the Income Base. The Income Base (an amount equal to the initial purchase payment and any applicable bonus credit or contract value at the time of election), as adjusted is a value that will be used to calculate the 4LATER (Reg. TM) Guaranteed Income Benefit. An amount equal to the quarterly 4LATER (Reg. TM) Rider charge multiplied by the Income Base will be deducted from the subaccounts on every third month anniversary of the later of the 4LATER (Reg. TM) Rider Effective Date or the most recent reset of the Income Base. This deduction will be made in proportion to the value in each subaccount on the valuation date the 4LATER (Reg. TM) Rider charge is assessed. The amount we deduct will increase as the Income Base increases, because the charge is based on the Income Base. As described in more detail below, the only time the Income Base will change is when there are additional purchase payments, withdrawals, automatic enhancements at the end of the 3-year waiting periods or in the event of a Reset to the current Account Value. If you purchase 4LATER (Reg. TM) in the future, the percentage charge will be the charge in effect at the time you elect 4LATER (Reg. TM).

Upon a reset of the Income Base, a pro-rata deduction of the 4LATER (Reg. TM) Rider charge based on the Income Base immediately prior to the reset will be made on the valuation date of the reset. This deduction covers the cost of the 4LATER (Reg. TM) Rider from the time of the previous deduction to the date of the reset. After the reset, we will deduct the 4LATER (Reg. TM) Rider charge for the reset Income Base on a quarterly basis, beginning on the valuation date on or next following the three month anniversary of the reset. At the time of the reset, the annual charge will be the current charge in effect for new purchases of 4LATER (Reg. TM) at the time of reset, not to exceed the guaranteed maximum charge of 1.50%. If you never elect to reset your Income Base, your 4LATER (Reg. TM) Rider percentage charge will never change, although the amount we deduct will change as your Income Base changes.

Prior to the periodic income commencement date, a pro-rata amount of the 4LATER (Reg. TM) Rider charge will be deducted upon termination of the 4LATER (Reg.
TM) Rider for any reason other than death.

On the periodic income commencement date, a pro-rata deduction of the 4LATER (Reg. TM) Rider charge will be made to cover the cost of 4LATER (Reg. TM) since the previous deduction. On and after the periodic income commencement date, the 4LATER (Reg. TM) Rider charge will be added to the i4LIFE (Reg. TM) charge as a daily percentage of average account value. This is a change to the calculation of the 4LATER (Reg. TM) charge because after the periodic income commencement date, when the 4LATER (Reg. TM) Guaranteed Income Benefit is established, the Income Base is no longer applicable. The percentage 4LATER (Reg. TM) charge is the same immediately before and after the periodic income commencement date; however, the charge is multiplied by the Income Base (on a quarterly basis) prior to the periodic income commencement date and then multiplied by the average daily account value after the periodic income commencement date.

After the periodic income commencement date, the 4LATER (Reg. TM) percentage charge will not change unless the contractowner elects additional 15 year step-up periods during which the 4LATER (Reg. TM) Guaranteed Income Benefit (described later) is stepped-up to 75% of the current regular income payment. At the time you elect a new 15 year period, the 4LATER (Reg. TM) percentage charge will change to the current charge in effect at that time (if the current charge has changed) up to the guaranteed maximum annual charge of 1.50%.

After the periodic income commencement date, if the 4LATER (Reg. TM) Guaranteed Income Benefit is terminated, the 4LATER (Reg. TM) Rider annual charge will also terminate.


Deductions for Premium Taxes

Any premium tax or other tax levied by any governmental entity as a result of the existence of the contracts or the VAA will be deducted from the contract value when incurred, or at another time of our choosing.

The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation or by judicial action. These premium taxes generally depend upon the law of your state of residence. The tax ranges from zero to 3.5%. Currently, there is no premium tax levied for New York residents.



Other Charges and Deductions

The surrender, withdrawal or transfer of value from a fixed account guaranteed period may be subject to the interest adjustment if applicable. See Fixed Side of the Contract. Charges may also be imposed during the regular income and annuity payout period. See i4LIFE (Reg. TM) Advantage (including the i4LIFE (Reg. TM) Advantage and 4LATER (Reg. TM) Guaranteed Income Benefits) and Annuity Payouts.

There are additional deductions from and expenses paid out of the assets of the underlying funds that are more fully described in the prospectuses for the funds. Among these deductions and expenses are 12b-1 fees which reimburse us or an affiliate for certain expenses incurred in connection with certain administrative and distribution support services provided to the funds.


Additional Information

The charges described previously may be reduced or eliminated for any particular contract or an additional bonus credit may be paid. However, these reductions or benefits may be available only to the extent that we anticipate lower distribution and/or administrative expenses, or that we perform fewer sales or administrative services than those originally contemplated in establishing the level of those charges, or when required by law. Lower distribution and administrative expenses may be the result of economies associated with
 o the use of mass enrollment procedures,
 o the performance of administrative or sales functions by the employer,
 o the use by an employer of automated techniques in submitting deposits or information related to deposits on behalf of its employees, or
 o any other circumstances which reduce distribution or administrative expenses.

The exact amount of charges and fees or bonus credit applicable to a particular contract will be stated in that contract.



The Contracts

Contracts Offered in this Prospectus
This prospectus describes three separate annuity contracts:
 o Lincoln ChoicePlus Design 1 (standard)
 o Lincoln ChoicePlus Design 2 (4 year surrender charge)
 o Lincoln ChoicePlus Design 3 (3% enhancement)

Each contract offers you the ability to choose certain features, and has its own mortality and expense risk charge and applicable surrender charge. In deciding what contract to purchase, you should consider the amount of mortality and expense risk and surrender charges you are willing to bear relative to your needs. In deciding whether to purchase any of the enhanced death benefits or other optional benefits, you should consider the desirability of the benefit relative to its additional cost and to your needs.

Enhanced death benefits and other optional benefits are described later in this prospectus. You should check with your investment representative regarding availability.

Lincoln ChoicePlus Design 1 (standard)

The Design 1 annuity contract has a total mortality and risk expense and administrative charge ranging from 1.10% to 1.40%, depending on which death benefit you have elected. It has a declining seven-year surrender charge on each purchase payment. Optional benefits and payout options, as described later in this prospectus, are available for additional charges.

Lincoln ChoicePlus Design 2 (4 year surrender charge)

The Design 2 annuity contract has a total mortality and risk expense and administrative charge ranging from 1.55% to 1.85%, depending on which death benefit you have elected. It has a declining four-year surrender charge on each purchase payment. Contractowners of the Design 2 annuity contract will receive persistency credit on a quarterly basis after the fourth contract anniversary. See The Contracts - Persistency Credits. Optional benefits and payout options, as described later in this prospectus, are available for additional charges.

Lincoln ChoicePlus Design 3 (3% enhancement)

The Design 3 annuity contract has a total mortality and risk expense and administrative charge ranging from 1.55% to 1.85%, depending on which death benefit you have selected. It has a declining seven year surrender charge on each purchase payment.

For each purchase payment made into the contact, we will credit the contract with a 3% bonus credit. See The Contracts - Bonus Credits. In addition, contractowners of the Design 3 annuity contract will receive a persistency credit on a quarterly basis after the seventh contract anniversary. See The Contracts - Persistency Credits. Optional benefits and payout options, as described later in this prospectus, are available for additional charges.


Purchase of Contracts

If you wish to purchase a contract, you must apply for it through a sales representative authorized by us. The completed application is sent to us and we decide whether to accept or reject it. If the application is accepted, a contract is prepared and executed by our legally authorized officers. The contract is then sent to you through your sales representative. See Distribution of the Contracts.

When a completed application and all other information necessary for processing a purchase order is received at our Servicing office, an initial purchase payment and its corresponding bonus credit, if applicable, will be priced no later than two business days after we receive the order. If you submit your application and/or initial purchase payment to your agent, we will not begin processing your purchase order until we receive the application and initial purchase payment from your agent's broker-dealer. While attempting to finish an incomplete application, we may hold the initial purchase payment for no more than five business days unless we receive your consent to our retaining the payment until the application is completed. If the incomplete application cannot be completed within those five days and we have not received your consent, you will be informed of the reasons, and the purchase payment will be returned immediately. Once the application is complete, we will allocate your initial purchase payment and its corresponding bonus credit, if applicable, within two business days.


Who Can Invest

To apply for a contract, you must be of legal age in a state where the contracts may be lawfully sold and also be eligible to participate in any of the qualified and nonqualified plans for which the contracts are designed. At the time of issue, the contractowner, joint owner and annuitant must be under age 86. Certain death benefit options may not be available at all ages. To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. When you open an account, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We may also ask to see your driver's license, photo i.d. or other identifying documents.

In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a purchase payment and/or freeze a contractowner's account. This means we could refuse to honor requests for transfers, withdrawals, surrenders or death benefits. Once frozen, monies would be moved from the VAA to a segregated interest-bearing account maintained for the contractowner, and held in that account until instructions are received from the appropriate regulator.

If you are purchasing the contract through a tax-favored arrangement, including traditional IRAs and Roth IRAs, you should consider carefully the costs and benefits of the contract (including annuity income benefits) before purchasing the contract, since the tax-favored arrangement itself provides tax-sheltered growth.


Replacement of Existing Insurance

Careful consideration should be given prior to surrendering or withdrawing money from an existing insurance contract to purchase the contract described in this prospectus. Surrender charges may be imposed on your existing contract and/or a new surrender charge period may be imposed with the purchase of, or transfer into, this contract. An investment representative or tax adviser should be consulted prior to making an exchange. Cash surrenders from an existing contract may be subject to tax and tax penalties.


Purchase Payments

Purchase payments are payable to us at a frequency and in an amount selected by you in the application. The minimum initial purchase payment is $10,000. The minimum annual amount for additional purchase payments is $300. The minimum payment to the contract at any one time must be at least $100 ($25 if transmitted electronically). Purchase payments in total may not exceed $2 million without our approval. If you stop making purchase payments, the contract will remain in force as a paid-up contract. However, we may terminate the contract as allowed by New York's non-forfeiture law for individual deferred annuities. Purchase payments may be made or, if stopped, resumed at any time until the annuity commencement date, the surrender of the contract, or the death of the contractowner, whichever comes first. Upon advance written notice, we reserve the right to limit purchase payments made to the contract.


Bonus Credits

If you purchase the Design 3 contract, for each purchase payment made into the contract, we will credit the contract with a 3% bonus credit. The amount of the bonus credit is calculated as a percentage of the purchase payment made. The amount of the bonus credit will be added to the value of the contract at the same time and allocated to variable subaccounts and the fixed account in the same percentages as the purchase payment.

We offer a variety of variable annuity contracts. During the surrender charge period, the amount of the bonus credit may be more than offset by higher surrender charges associated with the bonus credit. Similar products that do not offer bonus credits and have lower fees and charges may provide larger cash surrender values than this contract, depending on the level of the bonus credits in this contract and the performance of the owner's chosen subaccounts. We encourage you to talk with your financial adviser and determine which annuity contract is most appropriate for you.


Persistency Credits

Contractowners of the Design 2 contract will receive a persistency credit on a quarterly basis after the fourth contract anniversary. The amount of the persistency credit is calculated by multiplying the contract value, less any purchase payments that have not been invested in the contract for at least four years, by 0.1125%. This persistency credit will be allocated to the variable subaccounts and the fixed subaccounts in proportion to the contract value in each variable subaccount and fixed subaccount at the time the persistency credit is paid into the contract. In no case will the persistency credit be less than zero.

Contractowners of the Design 3 contract will receive a persistency credit on a quarterly basis after the seventh contract anniversary. The amount of the persistency credit is calculated by multiplying the contract value, less any purchase payments that have not been invested in the contract for at least seven years, by the quarterly percentage of 0.1125%. This persistency credit will be allocated to the variable subaccounts and the fixed subaccounts in proportion to the contract value in each variable subaccount and fixed subaccount at the time the persistency credit is paid into the contract. In no case will the persistency credit be less than zero.


Valuation Date

Accumulation and annuity units will be valued once daily at the close of trading (normally, 4:00 p.m., New York time) on each day the New York Stock Exchange is open (valuation date). On any date other than a valuation date, the accumulation unit value and the annuity unit value will not change.


Allocation of Purchase Payments

Purchase payments allocated to the variable account are placed into the VAA's subaccounts, each of which invests in shares of the class of its corresponding fund, according to your instructions. You may also allocate purchase payments in the fixed subaccount, if available. Corresponding bonus credits, if applicable, will be allocated to the subaccount(s) and/or the fixed side of the contract in the same proportion in which you allocated purchase payments.

The minimum amount of any purchase payment which can be put into any one subaccount is $20. The minimum amount of any purchase payment which can be put into a fixed account guaranteed period is $2,000, subject to state approval. Upon allocation to a subaccount, purchase payments and bonus credits, if applicable, are converted into accumulation units. The number of accumulation units credited is determined by dividing the amount allocated to each subaccount by the value of an accumulation unit for that subaccount on the valuation date on which the purchase payment is received at our Servicing office if received before 4:00 p.m., New York time. If the purchase payment is received at or after 4:00 p.m., New York time, we will use the accumulation unit value computed on the next valuation date. If you submit your purchase payment to your agent, we will not begin processing the purchase payment until we receive it from your agent's broker-dealer. The number of accumulation units determined in this way is not impacted by any subsequent change in the value of an accumulation unit. However, the dollar value of an accumulation unit will vary depending not only upon how well the underlying fund's investments perform, but also upon the expenses of the VAA and the underlying funds.


Valuation of Accumulation Units

Purchase payments and bonus credits, if applicable, allocated to the VAA are converted into accumulation units. This is done by dividing the amount allocated by the value of an accumulation unit for the valuation period during which the purchase payments and bonus credits, if applicable, are allocated to the VAA. The accumulation unit value for each subaccount was or will be established at the inception of the subaccount. It may increase or decrease from valuation period to valuation period. Accumulation unit values are affected by investment performance of the funds, fund expenses, and the contract charges. The accumulation unit value for a subaccount for a later valuation period is determined as follows:

1. The total value of the fund shares held in the subaccount is calculated by multiplying the number of fund shares owned by the subaccount at the beginning of the valuation period by the net asset value per share of the fund at the end of the valuation period, and adding any dividend or other distribution of the fund if an ex-dividend date occurs during the valuation period; minus

2. The liabilities of the subaccount at the end of the valuation period; these liabilities include daily charges imposed on the subaccount, and may include a charge or credit with respect to any taxes paid or reserved for by us that we determine result from the operations of the VAA; and

3. The result is divided by the number of subaccount units outstanding at the beginning of the valuation period.

The daily charges imposed on a subaccount for any valuation period are equal to the daily mortality and expense risk charge and the daily administrative charge multiplied by the number of calendar days in the valuation period. Contracts with different features have different daily charges, and therefore, will have different corresponding accumulation unit values on any given day. In certain circumstances, and when permitted by law, it may be prudent for us to use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.


Transfers On or Before the Annuity Commencement Date

After the first 30 days from the effective date of your contract, you may transfer all or a portion of your investment from one subaccount to another. A transfer involves the surrender of accumulation units in one subaccount and the purchase of accumulation units in the other subaccount. A transfer will be done using the respective accumulation unit values determined at the end of the valuation date on which the transfer request is received. Currently, there is no charge to you for a transfer. However, we reserve the right to impose a $25 fee for transfers after the first 12 times during a contract year. Transfers are limited to twelve (12) (within and/or between the variable and fixed subaccounts) per contract year unless otherwise authorized by Lincoln New York. Lincoln New York reserves the right to require a 30 day minimum time period between each transfer. Transfers made as a part of an automatic transfer program will not be counted against these twelve transfers.

The minimum amount which may be transferred between subaccounts is $300 (or the entire amount in the subaccount, if less than $300). If the transfer from a subaccount would leave you with less than $300 in the subaccount, we may transfer the total balance of the subaccount.

A transfer request may be made to our Servicing office using written, telephone, fax, or electronic instructions, if the appropriate authorization is on file with us. Our address, telephone number, and Internet address are on the first page of this prospectus. In order to prevent unauthorized or fraudulent transfers, we may require certain identifying information before we will act upon instructions. We may also assign the contractowner a Personal Identification Number (PIN) to serve as identification. We will not be liable for following instructions we reasonably believe are genuine. Telephone requests will be recorded and written confirmation of all transfer requests will be mailed to the contractowner on the next valuation date.

Please note that the telephone and/or electronic devices may not always be available. Any telephone or electronic device, whether it is yours, your service provider's, or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to limit these problems, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request by writing to our Servicing office.

Requests for transfers will be processed on the valuation date that they are received when they are received at our Servicing office before the end of the valuation date (normally 4:00 p.m. New York time). If we receive a transfer request at or after 4:00p.m., New York time, we will process the request using the accumulation unit value computed on the next valuation date.

If your contract offers a fixed account, you also may transfer all or any part of the contract value from the subaccount(s) to the fixed side of the contract, except during periods when (if permitted by your contract) we have discontinued accepting transfers into the fixed side of the contract. The minimum amount which can be transferred to a fixed account is $2,000 or the total amount in the subaccount if less than $2,000. However, if a transfer from a subaccount would leave you with less than $300 in the subaccount, we may transfer the total amount to the fixed side of the contract.

You may also transfer part of the contract value from a fixed account to the various subaccount(s) subject to the following restrictions:
 o the sum of the percentages of fixed value transferred is limited to 25% of the value of that fixed account in any twelve month period; and
 o the minimum amount which can be transferred is $300 or the amount in the fixed account.

Transfers of all or a portion of a fixed account (other than automatic transfer programs and i4LIFE (Reg. TM) Advantage transfers) may be subject to interest adjustments, if applicable.

Transfers may be delayed as permitted by the 1940 Act. See Delay of Payments.


Market Timing

Frequent, large, or short-term transfers among subaccounts and the fixed account, such as those associated with "market timing" transactions, can affect the funds and their investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As an effort to protect our contractowners and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures (the "Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the subaccounts and the fixed account that may affect other contractowners or fund shareholders. In addition, the funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the funds describe any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the Market Timing Procedures we have adopted to discourage frequent transfers among subaccounts. Contractowners and other persons with interests under the contracts should be aware that we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the funds.

Our Market Timing Procedures detect potential "market timers" by examining the number of transfers made by contractowners within given periods of time. In addition, managers of the funds might contact us if they believe or suspect that there is market timing. If requested by a fund company, we may vary our Market Timing Procedures from subaccount to subaccount to comply with specific fund policies and procedures.

We may increase our monitoring of contractowners who we have previously identified as market timers. When applying the parameters used to detect market timers, we will consider multiple contracts owned by the same contractowner if that contractowner has been identified as a market timer. For each contractowner, we will investigate the transfer patterns that meet the parameters being used to detect potential market timers. We will also investigate any patterns of trading behavior identified by the funds that may not have been captured by our Market Timing Procedures.

Once a contractowner has been identified as a "market timer" under our Market Timing Procedures, we will notify the contractowner in writing that future transfers (among the subaccounts and/or the fixed account) will be temporarily permitted to be made only by original signature sent to us by U.S. mail, standard delivery for the remainder of the contract year (or calendar year if the contract is an individual contract that was sold in connection with an employer sponsored plan). Overnight delivery or electronic instructions (which may include telephone, facsimile, or Internet instructions) submitted during this period will not be accepted. If overnight delivery or electronic instructions are inadvertently accepted from a contractowner that has been identified as a market timer, upon discovery, we will reverse the transaction within 1 or 2 business days. We will impose this "original signature" restriction on that contractowner even if we cannot identify, in the particular circumstances, any harmful effect from that contractowner's particular transfers.

Contractowners seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect such transfer activity may be limited by operational systems and technological limitations. The identification of contractowners determined to be engaged in such transfer activity that may adversely affect other contractowners or fund shareholders involves judgments that are inherently subjective. We cannot guarantee that our Market Timing Procedures will detect every potential market timer. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the funds. This may result in lower long-term returns for your investments.

Our Market Timing Procedures are applied consistently to all contractowners. An exception for any contractowner will be made only in the event we are required to do so by a court of law. In addition, certain funds available as investment options in your contract may also be available as investment options for owners of other, older life insurance policies issued by us. Some of these older life insurance policies do not provide a contractual basis for us to restrict or refuse transfers which are suspected to be market timing activity. In addition, because other insurance companies and/or retirement plans may invest in the funds, we cannot guarantee that the funds will not suffer harm from frequent, large, or short-term transfer activity among subaccounts and the fixed accounts of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). If we modify our Market Timing Procedures, they will be applied uniformly to all contractowners or as applicable to all contractowners investing in underlying funds. We also reserve the right to implement and administer redemption fees imposed by one or more of the funds in the future.

To the extent permitted by applicable law, we reserve the right to defer or reject a transfer request at any time that we are unable to purchase or redeem shares of any of the funds available through the VAA, including any refusal or restriction on purchases or redemptions of the fund shares as a result of the funds' own policies and procedures on market timing activities. If a fund refuses to accept a transfer request we have already processed, we will reverse the transaction within 1 or 2 business days. We will notify you in writing if we have reversed, restricted or refused any of your transfer requests. You should read the prospectuses of the funds for more details on their ability to refuse or restrict purchases or redemptions of their shares.


Transfers After the Annuity Commencement Date

If you select i4LIFE (Reg. TM) Advantage your transfer rights and restrictions for the variable subaccounts and the fixed account are the same as they were on or before the annuity commencement date.

If you do not select i4LIFE (Reg. TM) Advantage, you may transfer all or a portion of your investment in one subaccount to another subaccount or to the fixed side of the contract, as permitted under your contract. Those transfers will be limited to three times per contract year. You may also transfer from a variable annuity payment to a fixed annuity payment. You may not transfer from a fixed annuity payment to a variable annuity payment.

Additional Services

These are the additional services available to you under your contract: dollar-cost averaging (DCA), automatic withdrawal service (AWS), cross-reinvestment service and portfolio rebalancing. Currently, there is no charge for these services. However, we reserve the right to impose one. In order to take advantage of one of these services, you will need to complete the appropriate election form that is available from our Servicing office. For further detailed information on these services, please see Additional Services in the SAI.

Dollar-cost averaging allows you to transfer amounts from the DCA fixed account, if available, or certain variable subaccounts into the variable subaccounts on a monthly basis. We reserve the right to discontinue this program at any time. DCA does not assure a profit or protect against loss.

The automatic withdrawal service (AWS) provides for an automatic periodic withdrawal of your contract value.

The cross-reinvestment service allows you to automatically transfer the account value in a designated variable subaccount that exceeds a baseline amount to another specific variable subaccount at specific intervals.

Portfolio rebalancing is an option that restores to a pre-determined level the percentage of contract value allocated to each variable account subaccount. The rebalancing may take place monthly, quarterly, semi-annually or annually.

Only one of the three additional services (DCA, cross reinvestment and portfolio rebalancing) may be used at one time. For example, you cannot have DCA and cross reinvestment running simultaneously.


Death Benefit

The chart below provides a brief overview of how the death benefit proceeds will be distributed, if death occurs prior to i4LIFE (Reg. TM) Advantage elections or to the annuity commencement date. Refer to your contract for the specific provisions applicable upon death.



 UPON DEATH OF:         AND...
contractowner          There is a surviving joint owner
 contractowner          There is no surviving joint owner
contractowner          There is no surviving joint owner
                       and the beneficiary predeceases the
                       contractowner
 annuitant              The contractowner is living
annuitant              The contractowner is living
 annuitant**            The contractowner is a trust or other
                       non-natural person



 UPON DEATH OF:         AND...                                      DEATH BENEFIT PROCEEDS PASS TO:
contractowner          The annuitant is living or deceased         joint owner
 contractowner          The annuitant is living or deceased         designated beneficiary
contractowner          The annuitant is living or deceased         contractowner's estate
 annuitant              There is no contingent annuitant            The youngest contractowner
                                                                   becomes the contingent annuitant
                                                                   and the contract continues. The
                                                                   contractowner may waive* this
                                                                   continuation and receive the death
                                                                   benefit proceeds.
annuitant              The contingent annuitant is living          contingent annuitant becomes the
                                                                   annuitant and the contract continues
 annuitant**            No contingent annuitant allowed             designated beneficiary
                       with non-natural contractowner

* Notification from the contractowner to select the death benefit proceeds must be received within 75 days of the death of the annuitant.

** Death of annuitant is treated like death of the contractowner.


If the contractowner (or a joint owner) or annuitant dies prior to the annuity commencement date, a death benefit may be payable. You can choose the death benefit. Only one death benefit may be in effect at any one time and this election terminates if you elect i4LIFE (Reg. TM) Advantage or any annuitization option. Generally, the more expensive the death benefit the greater the protection.

You should consider the following provisions carefully when designating the beneficiary, annuitant, any contingent annuitant and any joint owner, as well as before changing any of these parties. The identity of these parties under the contract may significantly affect the amount and timing of the death benefit or other amount paid upon a contractowner's or annuitant's death.

You may designate a beneficiary during your lifetime and change the beneficiary by filing a written request with our Servicing office. Each change of beneficiary revokes any previous designation. We reserve the right to request that you send us the contract for endorsement of a change of beneficiary.

Upon the death of the contractowner, a death benefit will be paid to the beneficiary. Upon the death of a joint owner, the death benefit will be paid to the surviving joint owner. If the contractowner is a corporation or other non-individual (non-natural person), the death of the annuitant will be treated as death of the contractowner.

If an annuitant who is not the contractowner or joint owner dies, then the contingent annuitant, if named, becomes the annuitant and no death benefit is payable on the death of the annuitant. If no contingent annuitant is named, the contractowner (or younger of joint owners) becomes the annuitant. Alternatively, a death benefit may be paid to the contractowner (and joint owner, if applicable, in equal shares). Notification of the election of this death benefit must be received by us within 75 days of the death of the annuitant. The contract terminates when any death benefit is paid due to the death of the annuitant.

Only the contract value as of the valuation date we approve the payment of the death claim is available as a death benefit if a contractowner, joint owner or annuitant was changed subsequent to the effective date of this contract unless the change occurred because of the death of a prior contractowner, joint owner or annuitant.

Account Value Death Benefit. If you elect the Account Value Death Benefit contract option, we will pay a death benefit equal to the contract value on the valuation date the death benefit is approved by us for payment. Once you have selected this death benefit option, it cannot be changed. (Your contract may refer to this benefit as the Contract Value Death Benefit.)

Guarantee of Principal Death Benefit. If you do not select a death benefit, the Guarantee of Principal Death Benefit will apply to your contract. If the Guarantee of Principal Death Benefit is in effect, the death benefit will be equal to the greater of:
 o The current contract value as of the valuation date we approve the payment of the claim; or
 o The sum of all purchase payments decreased by withdrawals in the same proportion that withdrawals reduced the contract value.

In a declining market, withdrawals deducted in the same proportion that withdrawals reduce the contract value may have a magnified effect on the reduction of the death benefit payable.

All references to withdrawals include deductions for applicable charges and premium taxes, if any.

The Guarantee of Principal Death Benefit may be discontinued by completing the Death Benefit Discontinuance form and sending it to our Servicing Office. The benefit will be discontinued as of the valuation date we receive the request and the Account Value Death Benefit will apply. We will deduct the charge for the Account Value Death Benefit as of that date. See Charges and Other Deductions.

Enhanced Guaranteed Minimum Death Benefit (EGMDB). If the EGMDB is in effect, the death benefit paid will be the greatest of:
 o The current contract value as of the valuation date we approve the payment of the claim; or
 o the sum of all purchase payments decreased by withdrawals in the same proportion that withdrawals reduced the contract value; or
 o the highest contract value which the contract attains on any contract anniversary (including the inception date) (determined before the allocation of any purchase payments on that contract anniversary) prior to the 81st birthday of the deceased and prior to the death of the contractowner, joint owner (if applicable) or annuitant for whom the death claim is approved for payment. The highest contract value is increased by purchase payments and is decreased by withdrawals subsequent to that anniversary date in the same proportion that withdrawals reduced the contract value.

In a declining market, withdrawals deducted in the same proportion that withdrawals reduce the contract value may have a magnified effect on the reduction of the death benefit payable. All references to withdrawals include deductions for applicable charges and premium taxes, if any.

The EGMDB is not available under contracts issued to a contractowner, or joint owner or annuitant, who is age 80 or older at the time of issuance.

You may discontinue the EGMDB at any time by completing the Death Benefit Discontinuance form and sending it to our Servicing office. The benefit will be discontinued as of the valuation date we receive the request, and the Guarantee of Principal Death Benefit or the Account Value Death Benefit will apply. We will deduct the applicable charge for the new death benefit as of that date. See Charges and Other Deductions.


General Death Benefit Information

Only one of these death benefit elections may be in effect at any one time and these elections terminate if you elect i4LIFE (Reg. TM) Advantage.

If there are joint owners, upon the death of the first contractowner, we will pay a death benefit to the surviving joint owner. The surviving joint owner will be treated as the primary, designated beneficiary. Any other beneficiary designation on record at the time of death will be treated as a contingent beneficiary. If the surviving joint owner is the spouse of the deceased joint owner, he/she may continue the contract as sole contractowner. Upon the death of the spouse who continues the contract, we will pay a death benefit to the designated beneficiary(s).

If the beneficiary is the spouse of the contractowner, then the spouse may elect to continue the contract as the new contractowner. Should the surviving spouse elect to continue the contract, a portion of the death benefit may be credited to the contract. Any portion of the death benefit that would have been payable (if the contract had not been continued) that exceeds the current contract value on the date the surviving spouse elects to continue will be added to the contract value. If the contract is continued in this way, the death benefit in effect at the time the beneficiary elected to continue the contract will remain as the death benefit.

The value of the death benefit will be determined as of the valuation date we approve the payment of the claim. Approval of payment will occur upon our receipt of all the following:

1. proof (e.g. an original certified death certificate), or any other proof of death satisfactory to us, of the death;

2. written authorization for payment; and

3. all required claim forms, fully completed (including selection of a settlement option).

Notwithstanding any provision of this contract to the contrary, the payment of death benefits provided under this contract must be made in compliance with Code Section 72(s) or 401(a)(9) as applicable, as amended from time to time. Death benefits may be taxable. See Federal Tax Matters.

Unless otherwise provided in the beneficiary designation, one of the following procedures will take place on the death of a beneficiary:
 o If any beneficiary dies before the contractowner, that beneficiary's interest will go to any other beneficiaries named, according to their respective interests; and/or
 o If no beneficiary survives the contractowner, the proceeds will be paid to the contractowner's estate.

If the beneficiary is a minor, court documents appointing the guardian/custodian may be required.

Unless the contractowner has already selected a settlement option, the beneficiary may choose the method of payment of the death benefit. The death benefit payable to the beneficiary or joint owner must be distributed within five years of the contractowner's date of death unless the beneficiary begins receiving within one year of the contractowner's death the distribution in the form of a life annuity or an annuity for a designated period not extending beyond the beneficiary's life expectancy.

Upon the death of the annuitant, Federal tax law requires that an annuity election be made no later than 60 days after we have approved the death claim for payment.

If the death benefit becomes payable, the recipient may elect to receive payment either in the form of a lump sum settlement or an annuity payout. If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by us of the claim subject to the laws, regulations and tax code governing payment of death benefits. This payment may be postponed as permitted by the Investment Company Act of 1940.

In the case of a death of one of the parties to the annuity contract, if the recipient of the death benefit has elected a lump sum settlement and the contract value is over $10,000, the proceeds will be placed into the interest-bearing account in the recipient's name as the owner of the account. The SecureLine (Reg. TM) account allows the recipient additional time to decide how to manage death benefit proceeds with the balance earning interest from the day the account is opened. SecureLine (Reg. TM) is not a method of deferring taxation.

The SecureLine (Reg. TM) account is a special service that we offer in which the death benefit proceeds are placed into an interest-bearing account. Instead of mailing you (or the recipient of the death proceeds) a check, we will send a checkbook so that you (or the death proceeds recipient) will have access to the account simply by writing a check for all or any part of the proceeds. The SecureLine (Reg. TM) account is part of our general account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the SecureLine (Reg. TM) account.


Investment Requirements

Contractowners who have elected 4LATER (Reg. TM), the Lincoln SmartSecurity (Reg. TM) Advantage, or i4LIFE (Reg. TM) Advantage with the Guaranteed Income Benefit will be subject to the following requirements on variable subaccount investments. If you do not elect any of these benefits, the investment requirements will not apply to your contract.

We do not intend to enforce the Investment Requirements at this time. We will notify you at least 30 days in advance of when the Investment Requirements will be enforced. Our decision to enforce these requirements will be based on our review of the subaccount investments of the contractowners who have these riders and market conditions.

No more than 35% of your contract value (includes Account Value if i4LIFE (Reg.
TM) Advantage is in effect) can be invested in the following subaccounts ("Limited Subaccounts"):
o AllianceBernstein Global Technology Portfolio
o AllianceBernstein International Value Portfolio
o AllianceBernstein Small/Mid Cap Value Portfolio
o American Funds Global Growth Fund
o American Funds Global Small Capitalization Fund
o American Funds International Fund
o Baron Capital Asset Fund
o Delaware VIP REIT Series
o Delaware VIP Trend Series
o DWS Small Cap Index VIP


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

o Fidelity VIP Overseas Portfolio
o FVIPT Franklin Small-Mid Cap Growth Securities Fund
o Lincoln VIP Aggressive Growth Fund
o Lincoln VIP International Fund
o Lincoln VIP Growth Opportunities Fund
o Neuberger Berman AMT Mid-Cap Growth Portfolio

All other variable subaccounts will be referred to as "Non-Limited
Subaccounts".

You can select the percentages of contract value, if any, allocated to the Limited Subaccounts, but the cumulative total investment in all the Limited Subaccounts cannot exceed 35% of the total contract value. On each quarterly anniversary of the effective date of any of these benefits, if the contract value in the Limited Subaccounts exceeds 35%, Lincoln will rebalance your contract value so that the contract value in the Limited Subaccounts is 30%.

If rebalancing is required, the contract value in excess of 30% will be removed from the Limited Subaccounts on a pro rata basis and invested in the remaining Non-Limited Subaccounts on a pro rata basis according to the contract value percentages in the Non-Limited Subaccounts at the time of the reallocation. If there is no contract value in the Non-Limited Subaccounts at that time, all contract value removed from the Limited Subaccounts will be placed in the Lincoln VIP Money Market subaccount.

We may move subaccounts on or off the Limited Subaccount list, change the percentages of contract value allowed in the Limited Subaccounts or change the frequency of the contract value rebalancing, at any time, in our sole discretion, but we will not make changes more than once per calendar year. You will be notified at least 30 days prior to the date of any change. We may make such modifications at any time when we believe the modifications are necessary to protect our ability to provide the guarantees under these Riders. Our decision to make modifications will be based on several factors including the general market conditions and the style and investment objectives of the subaccount investments.

At the time you receive notice of a change or when you are notified that we will begin enforcing the Investment Requirements, you may:

1. drop the applicable rider immediately, without waiting for a termination event if you do not wish to be subject to these Investment Requirements;

2. submit your own reallocation instructions for the contract value in excess of 35% in the Limited Subaccounts; or

3. take no action and be subject to the quarterly rebalancing as described above.


Lincoln SmartSecurity (Reg. TM) Advantage

The Lincoln SmartSecurity (Reg. TM) Advantage is a Rider that is available for purchase with your variable annuity contract. This benefit provides a minimum guaranteed amount (Guaranteed Amount) that you will be able to withdraw, in installments, from your contract. The Guaranteed Amount is equal to the initial purchase payment plus the amount of any bonus credit applicable to that purchase payment (or contract value if elected after contract issue) adjusted for subsequent purchase payments, any bonus credits, step-ups and withdrawals in accordance with the provisions set forth below. You may access this benefit through periodic withdrawals. Two different options are available to step-up the Guaranteed Amount to a higher level (the contract value at the time of the step-up). You must choose one of these two options:

     Lincoln SmartSecurity (Reg. TM) Advantage -  5 Year Elective Step-up or

     Lincoln SmartSecurity (Reg. TM) Advantage -  1 Year Automatic Step-up

when you purchase the benefit. Under the Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up, the contractowner has the option to step-up the Guaranteed Amount after five years. With the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option, the Guaranteed Amount will automatically step-up to the contract value, if higher, on each Benefit Year anniversary until the 10th anniversary. With the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up, the contractowner can also initiate additional ten-year periods of automatic step-ups.

You may access this Guaranteed Amount through periodic withdrawals which are based on a percentage of the Guaranteed Amount. With the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up Single Life or Joint Life options, you also have the option to receive periodic withdrawals for your lifetime or for the lifetimes of you and your spouse (when available in your state). These options are discussed below in detail.

By purchasing this Rider, you may be limited in how much you can invest in certain subaccounts. See The Contracts - Investment Requirements.

If the benefit is elected at contract issue, then the Rider will be effective on the contract's effective date. If the benefit is elected after the contract is issued (by sending a written request to our Servicing office), the Rider will be effective on the next valuation date following approval by us.

Benefit Year. The Benefit Year is the 12-month period starting with the effective date of the Rider and starting with each anniversary of the Rider effective date after that. If the contractowner elects to step-up the Guaranteed Amount (this does not include automatic annual step-ups within a ten-year period), the Benefit Year will begin on the effective date of the step-up and each anniversary of the effective date of the step-up after that. The step-up will be effective on the next valuation date after notice of the step-up is approved by us.

Guaranteed Amount. The Guaranteed Amount is a value used to calculate your withdrawal benefit under this Rider. The Guaranteed Amount is not available to you as a lump sum withdrawal or a death benefit. The initial Guaranteed Amount varies based on when you elect the benefit. If you elect the benefit at the time you purchase the contract, the Guaranteed Amount will equal your initial purchase payment plus the amount of any bonus credit. The bonus credit is an additional amount credited to the Design 3 contract and is equal to a percentage of the purchase payment. If you elect the benefit after we issue the contract, the Guaranteed Amount will equal the contract value on the effective date of the Rider. The maximum Guaranteed Amount is $5,000,000 under Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up option and $10,000,000 for Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option. This maximum takes into consideration all Lincoln New York contracts (or contracts issued by our affiliates) owned by you (or on which you are the annuitant if the contract is owned by a trust or other non-natural owner).

Additional purchase payments and bonus credits automatically increase the Guaranteed Amount by the amount of the purchase payment and bonus credit (not to exceed the maximum); for example, a $10,000 additional purchase payment, which receives a 3% bonus credit will increase the Guaranteed Amount by $10,300. For the Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up option we may restrict purchase payments to your annuity contract in the future. We will notify you if we restrict additional purchase payments. For the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option, we will restrict purchase payments into your annuity contract after the first anniversary of the Rider effective date if the cumulative additional purchase payments exceed $100,000. Additional purchase payments will not be allowed if the contract value is zero.

Each withdrawal reduces the Guaranteed Amount as discussed below.

Since the charge for the Rider is based on the Guaranteed Amount, the cost of the Rider increases when additional purchase payments and step-ups are made and any bonus credits are received, and the cost decreases as withdrawals are made because these transactions all adjust the Guaranteed Amount.

Step-ups of the Guaranteed Amount. Under the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option, the Guaranteed Amount will automatically step-up to the contract value on each Benefit Year anniversary up to and including the tenth Benefit Year if:

a. the contractowner or joint owner is still living; and

b. the contract value as of the valuation date, after the deduction of any withdrawals (including any surrender charges and other deductions), the Rider charge and account fee plus any purchase payments and any bonus credits made on that date is greater than the Guaranteed Amount immediately preceding the valuation date.

After the tenth Benefit Year anniversary, you may initiate another ten-year period of automatic step-ups by electing (in writing) to step-up the Guaranteed Amount to the greater of the Contract Value or the current Guaranteed Amount if:

a. each contractowner and annuitant is under age 81; and

b. the contractowner or joint owner is still living.

If you choose, we will administer this election for you automatically, so that a new ten-year period of step-ups will begin at the end of each prior ten-year step-up period.

Following is an example of how the step-ups work in the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option, Design 3 (assuming no withdrawals or additional purchase payments):



                                                  Contract Value        Guaranteed Amount
                                                 ----------------      ------------------
o        Initial Deposit $50,000 (3% bonus
         credit)                                 $51,500                     $51,500
o        1st Benefit Year Anniversary            $54,000                     $54,000
o        2nd Benefit Year Anniversary            $53,900                     $54,000
o        3rd Benefit Year Anniversary            $57,000                     $57,000

Annual step-ups, if the conditions are met, will continue until (and including) the 10th Benefit Year Anniversary. If you had elected to have the next ten-year period of step-ups begin automatically after the prior ten-year period, annual step-ups, if conditions are met, will continue beginning on the 11th Benefit Year Anniversary.

Under the Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up option, after the fifth anniversary of the Rider, you may elect (in writing) to step-up the Guaranteed Amount to an amount equal to the contract value on the effective date of the step-up. Additional step-ups are permitted, but you must wait at least 5 years between each step-up.

Under both the Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up and the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up options, contractowner elected step-ups (other than automatic step-ups) will be effective on the next valuation date after we receive your request and a new Benefit Year will begin. Purchase payments, any bonus credits and withdrawals made after a step-up adjust the Guaranteed Amount. In the future, we may limit your right to step-up the Guaranteed Amount to your Benefit Year anniversary dates. All step-ups are subject to the maximum Guaranteed Amount.

A contractowner elected step-up (including contractowner step-ups that we administer for you to begin a new ten-year step-up period) may cause a change in the percentage charge for this benefit. There is no change in the percentage charge when automatic, annual step-ups occur during a ten-year period. See Rider Charges - Lincoln SmartSecurity (Reg. TM) Advantage Charge.

Withdrawals. You will have access to your Guaranteed Amount through periodic withdrawals up to the Maximum Annual Withdrawal amount each Benefit Year until the Guaranteed Amount equals zero.

On the effective date of the Rider, the Maximum Annual Withdrawal amount is:
 o 7% of the Guaranteed Amount under the Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up option and
 o 5% of the Guaranteed Amount under the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option.

If you do not withdraw the entire Maximum Annual Withdrawal amount during a Benefit Year, there is no carryover of the extra amount into the next Benefit Year. The Maximum Annual Withdrawal amount is increased by 7% or 5% (depending on your option) of any additional purchase payments and any bonus credits. For example, if the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option with a Maximum Annual Withdrawal amount of $2,575 (5% of $51,500 Guaranteed Amount) is in effect and an additional purchase payment of $10,000 is made (which receives a 3% bonus credit if Design 3 is purchased), the new Maximum Annual Withdrawal amount is $3,090 ($2,575 + 5% of $10,300). Step-ups of the Guaranteed Amount (both automatic step-ups and step-ups elected by you) will step-up the Maximum Annual Withdrawal amount to the greater of:

a. the Maximum Annual Withdrawal amount immediately prior to the step-up; or

b. 7% or 5% (depending on your option) of the new (stepped-up) Guaranteed
Amount.

If the cumulative amounts withdrawn from the contract during the Benefit Year (including the current withdrawal) are within the Maximum Annual Withdrawal amount, then:

1. the withdrawal will reduce the Guaranteed Amount by the amount of the withdrawal on a dollar-for-dollar basis, and

2. the Maximum Annual Withdrawal amount will remain the same.

Withdrawals within the Maximum Annual Withdrawal amount are not subject to surrender charges or the interest adjustment on the amount withdrawn from the fixed account, if applicable. See The Contracts - Fixed Side of the Contract. If the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option is in effect, withdrawals from IRA contracts will be treated as within the Maximum Annual Withdrawal amount (even if they exceed the 5% Maximum Annual Withdrawal amount) only if the withdrawals are taken in the form of systematic monthly or quarterly installments, as calculated by Lincoln, of the amount needed to satisfy the required minimum distribution rules under Internal Revenue Code Section 401(a)(9) for this contract value. Distributions from qualified contracts are generally taxed as ordinary income. In nonqualified contracts, withdrawals of contract value that exceed purchase payments are taxed as ordinary income. See Federal Tax Matters.

When cumulative amounts withdrawn from the contract during the Benefit Year (including the current withdrawal) exceed the Maximum Annual Withdrawal amount:


1. The Guaranteed Amount is reduced to the lesser of:
  o the contract value immediately following the withdrawal, or
  o the Guaranteed Amount immediately prior to the withdrawal, less the amount of the withdrawal.

2. The Maximum Annual Withdrawal amount will be the least of:
  o the Maximum Annual Withdrawal amount immediately prior to the withdrawal;
or
  o the greater of:
   o 7% or 5% (depending on your option) of the reduced Guaranteed Amount immediately following the withdrawal (as specified above when withdrawals exceed the Maximum Annual Withdrawal amount); or
   o 7% or 5% (depending on your option) of the contract value immediately following the withdrawal; or
  o the new Guaranteed Amount.

The following example of the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option, Design 3, demonstrates the impact of a withdrawal in excess of the Maximum Annual Withdrawal amount on the Guaranteed Amount and the Maximum Annual Withdrawal amount:

Prior to Excess Withdrawal:
Contract Value = $60,000
Guaranteed Amount = $82,400
Maximum Annual Withdrawal = $5,150 (5% of the initial Guaranteed Amount of $103,000)
 Initial Guaranteed Amount of $103,000 equals $100,000 purchase payment and 3% bonus credit

After a $7,000 Withdrawal:
Contract Value = $53,000
Guaranteed Amount = $53,000
Maximum Annual Withdrawal = $2,650

The Guaranteed Amount was reduced to the lesser of the contract value immediately following the withdrawal ($53,000) or the Guaranteed Amount immediately prior to the withdrawal, less the amount of the withdrawal ($82,400
- $7,000 = $75,400).

The Maximum Annual Withdrawal amount was reduced to the least of:
1) Maximum Annual Withdrawal amount prior to the withdrawal ($5,150); or
2) The greater of 5% of the new Guaranteed Amount ($2,650) or 5% of the contract value following the withdrawal ($2,650); or
3) The new Guaranteed Amount ($53,000).

The least of these three items is $2,650.

In a declining market, withdrawals that exceed the Maximum Annual Withdrawal amount may substantially deplete or eliminate your Guaranteed Amount and reduce your Maximum Annual Withdrawal amount.

Under the Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up option for IRA contracts, the annual amount available for withdrawal within the Maximum Annual Withdrawal amount may not be sufficient to satisfy your required minimum distributions under the Internal Revenue Code. This is particularly true for individuals over age 84. Therefore, you may have to make withdrawals that exceed the Maximum Annual Withdrawal amount. Withdrawals over the Maximum Annual Withdrawal amount may quickly and substantially decrease your Guaranteed Amount and Maximum Annual Withdrawal amount, especially in a declining market. You should consult your tax advisor to determine if there are ways to limit the risks associated with these withdrawals. Such methods may involve the timing of withdrawals or foregoing step-ups of the Guaranteed Amount.

Withdrawals in excess of the Maximum Annual Withdrawal amount will be subject to surrender charges and an interest adjustment on the amount withdrawn from the fixed account. Refer to the Statement of Additional Information for an example of the interest adjustment calculation.

Lifetime Withdrawals. (Available only with the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up Single or Joint Life options and not the Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up option or the prior version of the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option). Payment of the Maximum Annual Withdrawal amount will be guaranteed for your (contractowner) lifetime (if you purchase the Single Life option) or for the lifetimes of you (contractowner) and your spouse (if the Joint Life option is purchased), as long as:

1) No withdrawals are made during the Waiting Period; and

2) An excess withdrawal (described above) has not reduced the Maximum Annual Withdrawal amount to zero.

If the lifetime withdrawal is not in effect, the Maximum Annual Withdrawal amount will last only until the Guaranteed Amount equals zero.

The Waiting Period is defined as the later of:

1) 3 years from the effective date of the Rider; or

2) The date on which the contractowner or the younger of the contractowner and spouse is age 65.

If any withdrawal is made during the Waiting Period, the Maximum Annual Withdrawal amount will not last for the lifetime(s), except in the two situations described below:

1) If a step-up of the Guaranteed Amount after the Waiting Period causes the Maximum Annual Withdrawal amount to equal or increase from the immediately prior Maximum Annual Withdrawal amount. This typically occurs if the contract value equals or exceeds the highest, prior Guaranteed Amount. If this happens, the new Maximum Annual Withdrawal amount will automatically be paid for the specified lifetime(s); or

2) The contractowner makes a one-time election to reset the Maximum Annual Withdrawal amount to 5% of the current Guaranteed Amount. This reset will occur on the first valuation date following the Benefit Year anniversary and will be based on the Guaranteed

Amount as of that valuation date. This will reduce your Maximum Annual Withdrawal amount. A contractowner would only choose this if the above situation did not occur. To reset the Maximum Annual Withdrawal amount, the following must occur:

a. the Waiting Period has expired;

b. the contract is currently within a ten-year automatic step-up period described above (or else a contractowner submits a step-up request to start a new ten-year automatic step-up period) (the contractowner must be eligible to elect a step-up i.e. all contractowners and the annuitant must be alive and under age 81); and

c. you have submitted this request to us in writing at least 30 days prior to the end of the Benefit Year.

As an example of these two situations, if you purchased a Design 3 annuity with the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up with $100,000 (and received a bonus credit of 3%), your initial Guaranteed Amount is $103,000 and your initial Maximum Annual Withdrawal amount is $5,150. If you make a $5,000 withdrawal in year 2, your Guaranteed Amount will decrease to $98,000. Since you did not satisfy the Waiting Period, you do not have a lifetime Maximum Annual Withdrawal amount. If a step-up of the Guaranteed Amount after the Waiting Period (either automatic or owner-elected) causes the Guaranteed Amount to equal or exceed $103,000, then the Maximum Annual Withdrawal amount of $5,150 (or greater) will become a lifetime payout. This is the first situation described above. However, if the Guaranteed Amount has not been reset to equal or exceed the highest prior Guaranteed Amount, then you can choose the second situation described above if the Waiting Period has expired and the contract is within a ten-year automatic step-up period. This will reset the Maximum Annual Withdrawal amount to 5% of the current Guaranteed Amount, 5% of $98,000 is $4,900. This is your new Maximum Annual Withdrawal amount which can be paid for your lifetime unless excess withdrawals are made.

The tax consequences of withdrawals and annuity payments are discussed in Federal Tax Matters.

All withdrawals you make, whether or not within the Maximum Annual Withdrawal amount, will decrease your contract value. If the contract is surrendered, the contractowner will receive the contract value (less any applicable charges, fees, and taxes) and not the Guaranteed Amount.

If your contract value is reduced to zero because of market performance, withdrawals equal to the Maximum Annual Withdrawal amount will continue for the life of you (and your spouse if applicable) if the lifetime withdrawals are in effect. If not, the Maximum Annual Withdrawal amount will continue until the Guaranteed Amount equals zero. You may not withdraw the remaining Guaranteed Amount in a lump sum.

Guaranteed Amount Annuity Payout Option. (For use only with the Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up option and prior version of the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option and not the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up Single Life or Joint Life options). The Guaranteed Amount Annuity Payment Option is a fixed annuitization in which the contractowner will receive the Guaranteed Amount in annual annuity payments equal to the current 7% or 5% (depending on your option) Maximum Annual Withdrawal amount (this option is different from other annuity payment options discussed in your prospectus which are based on your contract value). Payment frequencies other than annual may be available. Payments will continue until the Guaranteed Amount equals zero and your contract terminates. This may result in a partial, final payment. You would consider this option only if your contract value is less than the Guaranteed Amount (and you don't believe the contract value will ever exceed the Guaranteed Amount) and you do not wish to keep your annuity contract in force other than to pay out the Guaranteed Amount. You will have no other contract features other than the right to receive annuity payments equal to the Maximum Annual Withdrawal amount until the Guaranteed Amount equals zero. We do not assess a charge for this annuity payment option and, once chosen, this payment option may not be changed. If the contract value is zero and you have a remaining Guaranteed Amount, you may not withdraw the remaining Guaranteed Amount in a lump sum, but must elect the Guaranteed Amount Annuity Payment Option.

Death Prior to the Annuity Commencement Date. There is no provision for a lump sum payout of the Guaranteed Amount upon death of the contractowners or annuitant. At the time of death, if the contract value equals zero, no death benefit will be paid other than any applicable Maximum Annual Withdrawal amounts. All death benefit payments must be made in compliance with Internal Revenue Code Sections 72(s) or 401(a)(9) as applicable as amended from time to time. See The Contracts - Death Benefit.

Upon the death of the Single Life under the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option, the lifetime payout of the Maximum Annual Withdrawal amount, if in effect, will end. If the contract is continued as discussed below, the Maximum Annual Withdrawal amount will continue until the Guaranteed Amount, if any, is zero. In the alternative, the surviving spouse can choose to become the new Single Life, if the surviving spouse is under age 81. This will cause a reset of the Guaranteed Amount and the Maximum Annual Withdrawal amount. The new Guaranteed Amount will equal the contract value on the date of the reset and the new Maximum Annual Withdrawal amount will be 5% of the new Guaranteed Amount. This also starts a new 10 year period of automatic step-ups. At this time, the charge for the Rider will become the current charge in effect for new purchases of the Single Life option. A new Waiting Period will not apply if this change is made within one year of death (but the surviving spouse will need to be 65 before taking withdrawals to qualify for a lifetime payout). Otherwise, the requirements of the Waiting Period will be imposed. In deciding whether to make this change, the surviving spouse should consider: 1) the change a reset would cause to the Guaranteed

Amount and the Maximum Annual Withdrawal amount ; 2) whether it is important to have Maximum Annual Withdrawal amounts for life versus the remainder of the prior Guaranteed Amount and 3) the cost of the Single Life option.

Upon the first death under the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up-Joint Life option, the lifetime payout of the Maximum Annual Withdrawal amount, if in effect, will continue for the life of the surviving spouse. Upon the death of the surviving spouse, the lifetime payout of the Maximum Annual Withdrawal amount will end. However, if the spouse's beneficiary elects to take the annuity death benefit in installments, the Maximum Annual Withdrawal amount will continue until the Guaranteed Amount, if any, is zero (see below for a non-spouse beneficiary). As an alternative, after the first death, the surviving spouse may choose to change from the Joint Life option to the Single Life option, if the surviving spouse is under age 81. This will cause a reset of the Guaranteed Amount and the Maximum Annual Withdrawal amount. The new Guaranteed Amount will equal the contract value on the date of the reset and the new Maximum Annual Withdrawal amount will be 5% of the new Guaranteed Amount. This also starts a new 10 year period of automatic step-ups. At this time, the charge for the Rider will become the current charge in effect for new purchases of the Single Life option. A new three year Waiting Period will not apply if this change is made within one year of death. Otherwise, the requirements of the Waiting Period will be imposed. In deciding whether to make this change, the surviving spouse should consider: 1) if the reset will cause the Guaranteed Amount and the Maximum Annual Withdrawal amount to decrease and
2) if the cost of the Single Life option is less than the cost of the Joint Life option.

If the surviving spouse of the deceased contractowner continues the contract, the remaining automatic step-ups under the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option, will apply to the spouse as the new contractowner. Under the Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up option, the new contractowner is eligible to elect to step-up the Guaranteed Amount prior to the next available step-up date; however, all other conditions for the step-up apply and any subsequent step-up by the new contractowner must meet all conditions for a step-up.

If a non-spouse beneficiary elects to receive the death benefit in installments (thereby keeping the contract in force), the beneficiary may continue the Lincoln SmartSecurity (Reg. TM) Advantage if desired. Automatic step-ups under the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option will not continue and elective step-ups of the Guaranteed Amount under both options will not be permitted. In the event the contract value declines below the Guaranteed Amount (as adjusted for withdrawals of death benefit payments), the beneficiary is assured of receiving payments equal to the Guaranteed Amount (as adjusted). Deductions for the Rider charge will continue on a quarterly basis and will be charged against the remaining Guaranteed Amount. Note: there are instances where the required installments of the death benefit, in order to be in compliance with the Internal Revenue Code as noted above, may exceed the Maximum Annual Withdrawal amount, thereby reducing the benefit of this Rider. If there are multiple beneficiaries, each beneficiary will be entitled to continue a share of the Lincoln SmartSecurity (Reg. TM) Advantage equal to his or her share of the death benefit.

Impact of Divorce on Joint Life Option. In the event of a divorce, the contractowner may change from a Joint Life Option to a Single Life Option (if the contractowner is under age 81) at the current Rider charge for new sales of the Single Life Option. At the time of the change, the Guaranteed Amount will be reset to the current contract value and the Maximum Annual Withdrawal amount will equal 5% of this new Guaranteed Amount. A new Waiting Period will not be imposed (other than age 65 requirement) if this change occurs within one year of the divorce; otherwise, the contractowner will have to satisfy a new Waiting Period to obtain Maximum Annual Withdrawal amounts for life.

After a divorce, the contractowner may keep the Joint Life Option to have the opportunity to receive lifetime payouts for the lives of the contractowner and a new spouse. This is only available if no withdrawals were made from the contract after the effective date of the Rider up to and including the date the new spouse is added to the Rider. When the new spouse is added as a Joint Life, a new Waiting Period will not be imposed (other than age 65 requirements).

Termination. After the later of the fifth anniversary of the effective date of the Rider or the fifth anniversary of the most recent contractowner-elected step-up of the Guaranteed Amount, the contractowner may terminate the Rider by notifying us in writing. This Rider will automatically terminate
 o on the annuity commencement date (except payments under the Guaranteed Amount Annuity Payment Option will continue if applicable);
 o upon the election of i4LIFE (Reg. TM) Advantage;
 o if the contractowner or annuitant is changed (except if the surviving spouse assumes ownership of the contract upon death of the contractowner) including any sale or assignment of the contract or any pledge of the contract as collateral;
 o upon the last payment of the Guaranteed Amount unless the lifetime Maximum Annual Withdrawal is in effect;
 o when a withdrawal in excess of the Maximum Annual Withdrawal amount reduces the Guaranteed Amount to zero; or
 o Upon termination of the underlying annuity contract.

The termination will not result in any increase in contract value equal to the Guaranteed Amount. Upon effective termination of this Rider, the benefits and charges within this Rider will terminate.

If you terminate the Rider, you must wait one year before you can re-elect any Lincoln SmartSecurity (Reg. TM) Advantage or 4LATER (Reg. TM) Advantage options.

i4LIFE (Reg. TM) Advantage Option. Contractowners with an active Lincoln SmartSecurity (Reg. TM) Advantage in force are guaranteed the option to purchase i4LIFE (Reg. TM) Advantage (with or without the Guaranteed Income Benefit) under the i4LIFE (Reg. TM) Advantage terms and charge in effect at the time of the i4LIFE (Reg. TM) Advantage election. See i4LIFE (Reg. TM) Advantage.

Availability. The Lincoln SmartSecurity (Reg. TM) Advantage is available for purchase with nonqualified and qualified (IRAs and Roth IRAs) annuity contracts. All contractowners and the annuitant of the contracts with the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option and contractowners of qualified annuity contracts with the Lincoln SmartSecurity (Reg. TM) Advantage - 5 Year Elective Step-up option must be under age 81 at the time this Rider is elected. You cannot elect the Rider on or after the purchase of i4LIFE (Reg. TM) Advantage or 4LATER (Reg. TM) Advantage or on or after the Annuity Commencement Date.

Except as discussed above under i4LIFE (Reg. TM) Advantage Option, there is no guarantee that the Lincoln SmartSecurity (Reg. TM) Advantage will be available for new purchasers in the future as we reserve the right to discontinue this benefit at any time. The availability of this Rider will depend upon your state's approval of this Rider. Check with your investment representative regarding availability.

Contractowners with an existing Lincoln SmartSecurity (Reg. TM) Advantage Rider may change to the Single or Joint Life options in order to qualify for a lifetime Maximum Annual Withdrawal amount until March 31, 2007 (or 90 days after approval in your state if later). If you make this change, your Guaranteed Amount will not carry over to the new Rider, but will be equal to the contract value on the effective date of the new Rider. Your Maximum Annual Withdrawal amount will be 5% of this new Guaranteed Amount. Factors to consider if you make this change are: 1) whether or not your Guaranteed Amount and Maximum Annual Withdrawal amount will decrease; 2) the cost of the Rider and the fact that the waiver of the charge is not available on the new Rider; 3) the Waiting Period will begin when you elect the new option, not when you originally purchased the Lincoln SmartSecurity (Reg. TM) Advantage Rider; and
4) if your old Rider was not subject to Investment Requirements. You may want to discuss this with your representative before making this decision.


Ownership

The owner on the date of issue will be the person or entity designated in the contract specifications. If no owner is designated, the annuitant(s) will be the owner. The owner may name a joint owner.

As contractowner, you have all rights under the contract. According to New York law, the assets of the VAA are held for the exclusive benefit of all contractowners and their designated beneficiaries; and the assets of the VAA are not chargeable with liabilities arising from any other business that we may conduct. Qualified contracts may not be assigned or transferred except as permitted by applicable law and upon written notification to us. We assume no responsibility for the validity or effect of any assignment. Consult your tax adviser about the tax consequences of an assignment.


Joint Ownership

If a contract has joint owners, the joint owners shall be treated as having equal undivided interests in the contract. Either owner, independently of the other, may exercise any ownership rights in this contract. Not more than two owners (an owner and joint owner) may be named and contingent owners are not permitted.


Annuitant

The following rules apply prior to the annuity commencement date. You may name only one annuitant [unless you are a tax-exempt entity, then you can name two joint annuitants]. You (if the contractowner is a natural person) have the right to change the annuitant at any time by notifying us of the change. The new annuitant must be under age 86 as of the effective date of the change. This change may cause a reduction in the death benefit on the death of the annuitant. See The Contracts - Death Benefit. A contingent annuitant may be named or changed by notifying us in writing. Contingent annuitants are not allowed on contracts owned by non-natural owners. On or after the annuity commencement date, the annuitant or joint annuitants may not be changed and contingent annuitant designations are no longer applicable.


Surrenders and Withdrawals

Before the annuity commencement date, we will allow the surrender of the contract or a withdrawal of the contract value upon your written request on an approved Lincoln distribution request form (available from the Servicing Office), subject to the rules discussed below. Surrender or withdrawal rights after the annuity commencement date depend on the annuity payout option selected.

The amount available upon surrender/withdrawal is the contract value less any applicable charges, fees, and taxes at the end of the valuation period during which the written request for surrender/withdrawal is received at the Servicing office. If we receive a surrender or withdrawal request at or after 4:00 p.m., New York time, we will process the request using the accumulation unit value computed on the next valuation date. The minimum amount which can be withdrawn is $300. Unless a request for withdrawal specifies otherwise, withdrawals will be made from all subaccounts within the VAA and from the fixed account in the same proportion that the amount of withdrawal bears to the total contract value. Surrenders and withdrawals from the fixed account may be subject to the interest adjustment. See Fixed Side of the Contract. Unless prohibited, surrender/withdrawal payments will be mailed within seven days after we receive a valid written request at the Servicing office. The payment may be postponed as permitted by the 1940 Act.

If you request a lump sum surrender and your surrender value is over $10,000, your money will be placed into a SecureLine (Reg. TM) account in your name. You are the owner of the account, and are the only one authorized to transfer proceeds from the account. You may choose to leave the proceeds in this account, or you may begin writing checks immediately.

The SecureLine (Reg. TM) account is a special service that we offer in which your surrender proceeds are placed into an interest-bearing account. Instead of mailing you a check, we will send a checkbook so that you will have access to the account simply by writing a check for all or any part of the proceeds. The SecureLine (Reg. TM) account is part of our general account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the SecureLine (Reg. TM) account.

There are charges associated with surrender of a contract or withdrawal of contract value. You may specify whether these charges are deducted from the amount you request to be withdrawn or from the remaining contract value. If the charges are deducted from the remaining contract value, the amount of the total withdrawal will increase according to the impact of the applicable surrender charge percentage; consequently, the amount of the charge associated with the withdrawal will also increase. In other words, the amount deducted to cover the surrender charge is also subject to a surrender charge.

The tax consequences of a surrender/withdrawal are discussed later in this booklet. See Federal Tax Matters - Taxation of Withdrawals and Surrenders.


Small Contract Surrenders

We may surrender your contract, in accordance with the laws of your state if:
 o your contract value drops below certain state specified minimum amounts ($2,000 or less) for any reason, including if your contract value decreases due to the performance of the subaccounts you selected;
 o no purchase payments have been received for three (3) full, consecutive contract years; and
 o the paid up annuity benefit at maturity would be less than $20.00 per month (these requirements may differ in some states).

At least 60 days before we surrender your contract, we will send you a letter at your last address we have on file, to inform you that your contract will be surrendered. You will have the opportunity to make additional purchase payments to bring your contract value above the minimum level to avoid surrender. If we surrender your contract, we will not assess any surrender charge.


Delay of Payments

Contract proceeds from the VAA will be paid within seven days, except:
 o when the NYSE is closed (other than weekends and holidays);
 o times when market trading is restricted or the SEC declares an emergency, and we cannot value units or the funds cannot redeem shares; or
 o when the SEC so orders to protect contractowners.

Payment of contract proceeds from the fixed account may be delayed for up to six months.

Due to federal laws designed to counter terrorism and prevent money laundering by criminals, we may be required to reject a purchase payment and/or deny payment of a request for transfers, withdrawals, surrenders, or death benefits, until instructions are received from the appropriate regulator. We also may be required to provide additional information about a contractowner's account to government regulators.


Reinvestment Privilege

You may elect to make a reinvestment purchase with any part of the proceeds of a surrender/withdrawal, (including previously credited bonus credits), and we will recredit that portion of the surrender/withdrawal charges attributable to the amount returned.

This election must be made by your written authorization to us on an approved Lincoln reinvestment form and received in our Servicing office within 30 days of the date of the surrender/withdrawal, and the repurchase must be of a contract covered by this prospectus. In the case of a qualified retirement plan, a representation must be made that the proceeds being used to make the purchase have retained their tax-favored status under an arrangement for which the contracts offered by this prospectus are designed. The number of accumulation units which will be credited when the proceeds are reinvested will be based on the value of the accumulation unit(s) on the next valuation date. This computation will occur following receipt of the proceeds and request for reinvestment at the Servicing office. You may utilize the reinvestment privilege only once. No bonus credits will apply when a reinvestment purchase occurs. For tax reporting purposes, we will treat a surrender/withdrawal and a subsequent reinvestment purchase as separate transactions (and a Form 1099 may be issued, if applicable). You should consult a tax adviser before you request a surrender/withdrawal or subsequent reinvestment purchase.

Amendment of Contract

We reserve the right to amend the contract to meet the requirements of the 1940 Act or other applicable federal or state laws or regulations. You will be notified in writing of any changes, modifications or waivers. Any changes are subject to prior approval of your state's insurance department (if required).


Distribution of the Contracts

Lincoln Financial Advisors Corporation ("LFA"), an affiliate of ours, serves as principal underwriter for the contracts. LFA is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, and is a member of NASD, Inc. We may enter into selling agreements with and pay commissions to other broker-dealers ("Selling Firms") for the sale of the contracts.

Compensation Paid to Unaffiliated Selling Firms. We pay commissions to all Selling Firms. The maximum commission we pay to Selling Firms is 5.25% of purchase payments, plus 0.30% annual trail compensation beginning in years two and beyond. Some Selling Firms may elect to receive a lower commission when a purchase payment is made along with an earlier quarterly payment based on contract value for so long as the contract remains in effect. Upon annuitization, the maximum commission paid to Selling Firms is 5.25% of annuitized value and/or ongoing annual compensation of up to 1.05% of annuity value or statutory reserves. Lincoln Financial Distributors, Inc., our affiliate, is a broker-dealer and acts as wholesaler of the contracts and performs certain marketing and other functions in support of the distribution and servicing of the contracts.

We may pay certain Selling Firms or their affiliates additional amounts for:
(1) "preferred product" treatment of the contracts in their marketing programs, which may include marketing services and increased access to sales representatives; (2) sales promotions relating to the contracts; (3) costs associated with sales conferences and educational seminars for their sales representatives; (4) other sales expenses incurred by them; and (5) inclusion in the financial products the Selling Firm offers. We may provide loans to broker-dealers or their affiliates to help finance marketing and distribution of the contracts, and those loans may be forgiven if aggregate sales goals are met. In addition, we may provide staffing or other administrative support and services to broker-dealers who distribute the contracts. We may make bonus payments to certain Selling Firms based on aggregate sales of our variable insurance contracts (including the contracts) or persistency standards. These additional payments are not offered to all Selling Firms, and the terms of any particular agreement governing the payments may vary among Selling Firms.

These additional types of compensation are not offered to all Selling Firms. The terms of any particular agreement governing compensation may vary among Selling Firms and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation may provide Selling Firms and/or their registered representatives with an incentive to favor sales of the contracts over other variable annuity contracts (or other investments) with respect to which a Selling Firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the contracts. Additional information relating to compensation paid in 2005 is contained in the Statement of Additional Information (SAI).

Depending on the particular selling arrangements, there may be others whom we compensate for the distribution activities. For example, we may compensate certain "wholesalers", who control access to certain selling offices, for access to those offices or for referrals, and that compensation may be separate from the compensation paid for sales of the contracts. One of the wholesalers is Lincoln Financial Distributors, Inc. ("LFD"), a registered broker-dealer, also an affiliate of Lincoln New York. We may compensate marketing organizations, associations, brokers or consultants which provide marketing assistance and other services to broker-dealers who distribute the contracts, and which may be affiliated with those broker-dealers. Commissions and other incentives or payments described above are not charged directly to contract owners or the Separate Account. All compensation is paid from our resources, which include fees and charges imposed on your contract.


Contractowner Questions

The obligations to purchasers under the contracts are those of Lincoln New York. This prospectus provides a general description of the contract. Questions about your contract should be directed to us at 1-888-868-2583.


i4LIFE (Reg. TM) Advantage

i4LIFE (Reg. TM) Advantage (the Variable Annuity Income Rider in your contract) is an optional annuity payout rider you may elect and is separate and distinct from other annuity payout options offered under your contract and described later in this prospectus. You may also purchase either the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit or the 4LATER (Reg. TM) Guaranteed Income Benefit (described below) for an additional charge.

i4LIFE (Reg. TM) Advantage is a payout option that provides you with variable, periodic regular income payments for life. These payouts are made during an Access Period, where you have access to the Account Value. After the Access Period ends, payouts continue for the rest of your life, during the Lifetime Income Period. i4LIFE (Reg. TM) Advantage is different from other annuity payout options provided by Lincoln because with i4LIFE (Reg. TM) Advantage, you have the ability to make additional withdrawals or surrender the contract during the Access Period. The initial regular income payment is calculated from the Account Value on the periodic income commencement date, a date no more than 14 days prior to the date you select to begin receiving the regular income payments. This option is available on non-qualified annuities, IRAs and Roth IRAs (check with your registered representative regarding availability with SEP markets). This option is subject to a charge (imposed only during the i4LIFE (Reg. TM) Advantage payout phase) computed daily on the average account value. See i4LIFE (Reg. TM) Advantage Charges.

i4LIFE (Reg. TM) Advantage is available for contracts with a contract value of at least $50,000 and may be elected after the contract has been in effect for at least 12 months and before an annuity payout option is elected by sending a written request to our Servicing Office. If you purchased 4LATER (Reg. TM) Advantage, you must wait at least one year before you can purchase i4LIFE (Reg.
TM) Advantage. When you elect i4LIFE (Reg. TM) Advantage, you must choose the annuitant, secondary life, if applicable, and make several choices about your regular income payments. The annuitant may not be changed after i4LIFE (Reg.
TM) Advantage is elected. See i4LIFE (Reg. TM) Advantage Death Benefits regarding the impact of a change to the annuitant prior to the i4LIFE (Reg. TM) Advantage election.

i4LIFE (Reg. TM) Advantage for IRA annuity contracts is only available if the annuitant is age 591/2 or older at the time the option is elected. Additional limitations on issue ages and features may be necessary to comply with the IRC provisions for required minimum distributions. Additional purchase payments may be made during the Access Period for an IRA annuity contract, unless the 4LATER (Reg. TM) Advantage Guaranteed Income Benefit or i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit has been elected. A joint payout with a secondary life is not currently available with IRAs if either the 4LATER (Reg. TM) Advantage Guaranteed Income Benefit or i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit has been elected.

Additional purchase payments will not be accepted once i4LIFE (Reg. TM) Advantage becomes effective for a non-qualified annuity contract.

If i4LIFE (Reg. TM) Advantage is selected, the applicable transfer provisions among subaccounts and the fixed account will continue to be those specified in your annuity contract for transfers on or before the annuity commencement date. However, once i4LIFE (Reg. TM) Advantage begins, any automatic withdrawal service will terminate. See The Contracts - Transfers on or Before the Annuity Commencement Date.

When you elect i4LIFE (Reg. TM) Advantage you must select a death benefit option. Once i4LIFE (Reg. TM) Advantage begins, any prior death benefit election will terminate and the i4LIFE (Reg. TM) Advantage death benefit will be in effect. Existing contractowners who elect i4LIFE (Reg. TM) Advantage must choose a death benefit of equal or lesser value than the death benefit option in effect during the accumulation phase. You cannot choose a greater death benefit option with i4LIFE (Reg. TM) Advantage. The amount paid under the new death benefit may be less than the amount that would have been paid under the death benefit provided before i4LIFE (Reg. TM) Advantage began. See i4LIFE (Reg. TM) Advantage Death Benefits.

i4LIFE (Reg. TM) Advantage Charges. i4LIFE (Reg. TM) Advantage is subject to a charge (imposed during the i4LIFE (Reg. TM) Advantage payout phase), computed daily of the net asset value of the Account Value in the VAA. The annual rate of the i4LIFE (Reg. TM) Advantage charge is:



i4LIFE (Reg. TM) Advantage:                                 Design 1        Design 2        Design 3
o Account Value Death Benefit                               1.50%           1.95%           1.95%
o Guarantee of Principal Death Benefit                      1.55%           2.00%           2.00%
o Enhanced Guaranteed Minimum Death Benefit (EGMDB)*        1.80%           2.25%           2.25%

*The EGMDB death benefit is available for non-qualified contracts only.

This charge consists of a mortality and expense risk and administrative charge. If i4LIFE (Reg. TM) Advantage is elected at issue of the contract, i4LIFE (Reg.
TM) Advantage and the charge will begin on the contract's effective date. Otherwise, i4LIFE (Reg. TM) Advantage and the charge will begin on the periodic income commencement date which is the valuation date on which the regular income payment is determined. See Charges and Other Deductions.

Access Period. At the time you elect i4LIFE (Reg. TM) Advantage, you also select the Access Period, which begins on the periodic income commencement date. The Access Period is a defined period of time during which we pay variable, periodic regular income payments and provide a death benefit, and during which you may surrender the contract and make withdrawals from your Account Value (defined below). At the end of the Access Period, the remaining Account Value is used to make regular income payments for the rest of your life (or the Secondary Life if applicable) and you will no longer be able to make withdrawals or surrenders or receive a death benefit.

We will establish the minimum (currently 5 years) and maximum (currently to age 115 for non-qualified contracts; to age 100 for qualified contracts) Access Periods at the time you elect i4LIFE (Reg. TM) Advantage. Generally, shorter Access Periods will produce a higher initial regular income payment than longer Access Periods. At any time during the Access Period, and subject to the rules in effect at that time, you may extend or shorten the Access Period by sending us notice. Currently, if you extend the Access Period, it must be extended at least 5 years. If you change the Access Period, subsequent regular income payments will be adjusted accordingly, and the Account Value remaining at the end of the new Access Period will be applied to continue regular income payments for your life. Additional limitations on issue ages and features may be necessary to comply with the IRC provisions for required minimum distributions. We may reduce or terminate the Access Period for IRA i4LIFE (Reg. TM) Advantage contracts in order to keep the regular income payments in compliance with IRC provisions for required minimum distributions. The minimum Access Period requirements for Guaranteed Income Benefits are longer than the requirements for i4LIFE (Reg. TM) Advantage without a Guaranteed Income Benefit.

Account Value. The initial Account Value is the contract value on the valuation date i4LIFE (Reg. TM) Advantage is effective, less any applicable premium taxes. During the Access Period, the Account Value will be increased/decreased by any investment gains/losses including interest credited on the fixed account, and will be reduced by regular income payments made and any withdrawals taken. After the Access Period ends, the remaining Account Value will be applied to continue regular income payments for your life and the Account Value will be reduced to zero.

Regular income payments during the Access Period. i4LIFE (Reg. TM) Advantage provides for variable, periodic regular income payments for as long as an annuitant (or secondary life, if applicable) is living and access to your Account Value during the Access Period. When you elect i4LIFE (Reg. TM) Advantage, you will have to choose the date you will receive the initial regular income payment, the frequency of the payments (monthly, quarterly, semi-annually or annually), how often the payment is recalculated, the length of the Access Period and the assumed investment return. These choices will influence the amount of your regular income payments. Regular income payments must begin within one year of the date you elect i4LIFE (Reg. TM) Advantage.

If you do not choose a payment frequency, the default is a monthly frequency. In most states, you may also elect to have regular income payments from non-qualified contracts recalculated only once each year rather than recalculated at the time of each payment. This results in level regular income payments between recalculation dates. Qualified contracts are only recalculated once per year, at the beginning of each calendar year. You also choose the assumed investment return. Return rates of 3%, 4% or 5% may be available. The higher the assumed investment return you choose, the higher your initial regular income payment will be and the higher the return must be to increase subsequent regular income payments. You also choose the length of the Access Period. At this time, changes can only be made on periodic income commencement date anniversaries.

Regular income payments are not subject to any surrender charges or applicable interest adjustments. See Charges and Other Deductions. For information regarding income tax consequences of regular income payments, see Federal Tax Matters.

The amount of the initial regular income payment is determined on the periodic income commencement date by dividing the contract value (or purchase payment if elected at contract issue), less applicable premium taxes by 1000 and multiplying the result by an annuity factor. The annuity factor is based upon:
 o the age and sex of the annuitant and secondary life, if applicable;
 o the length of the Access Period selected;
 o the frequency of the regular income payments;
 o the assumed investment return you selected; and
 o the Individual Annuity Mortality table specified in your contract.

The annuity factor used to determine the regular income payments reflects the fact that, during the Access Period, you have the ability to withdraw the entire Account Value and that a death benefit of the entire Account Value will be paid to your beneficiary upon your death. These benefits during the Access Period result in a slightly lower regular income payment, during both the Access Period and the Lifetime Income Period, than would be payable if this access was not permitted and no lump-sum death benefit of the full Account Value was payable. The annuity factor also reflects the requirement that there be sufficient Account Value at the end of the Access Period to continue your regular income payments for the remainder of your life (and/or the secondary life if applicable), during the Lifetime Income Period, with no further access or death benefit.

The Account Value will vary with the actual net investment return of the subaccounts selected and the interest credited on the fixed account, which then determines the subsequent regular income payments during the Access Period. Each subsequent regular income payment (unless the levelized option is selected) is determined by dividing the Account Value on the applicable valuation date by 1000 and multiplying this result by an annuity factor revised to reflect the declining length of the Access Period. As a result of this calculation, the actual net returns in the Account Value are measured against the assumed investment return to determine subsequent regular income payments. If the actual net investment return (annualized) for the contract exceeds the assumed investment return, the regular income payment will increase at a rate approximately equal to the amount of such excess. Conversely, if the actual net investment return for the contract is less than the assumed investment return, the regular income payment will decrease. For example, if net investment return is 3% higher (annualized) than the assumed investment return, the regular income payment for the next year will increase by approximately 3%. Conversely, if actual net investment return is 3% lower than the assumed investment return, the regular income payment will decrease by approximately 3%.

Withdrawals made during the Access Period will also reduce the Account Value that is available for regular income payments, and subsequent regular income payments will be reduced in the same proportion that withdrawals reduce the Account Value.

For a joint life option, if either the annuitant or secondary life dies during the Access Period, regular income payments will be recalculated using a revised annuity factor based on the single surviving life, if doing so provides a higher regular income payment.

If the annuitant (and secondary life if applicable) dies during the Access Period, the annuity factor will be revised for a non-life contingent regular income payment and regular income payments will continue until the Account Value is fully paid out and the Access Period ends. As an alternative, a death benefit may be paid.

Regular income payments during the Lifetime Income Period. The Lifetime Income Period begins at the end of the Access Period if either the annuitant or secondary life is living. Your earlier elections regarding the frequency of regular income payments, assumed investment return and the frequency of the recalculation do not change. The initial regular income payment during the Lifetime Income Period is determined by dividing the Account Value on the last valuation date of the Access Period by 1000 and multiplying the result by an annuity factor revised to reflect that the Access Period has ended. The annuity factor is based upon:
 o the age and sex of the annuitant and secondary life (if living);
 o the frequency of the regular income payments;
 o the assumed investment return you selected; and
 o the Individual Annuity Mortality table specified in your contract.

The impact of the length of the Access Period and any withdrawals made during the Access Period will continue to be reflected in the regular income payments during the Lifetime Income Period. To determine subsequent regular income payments, the contract is credited with a fixed number of annuity units equal to the initial regular income payment (during the Lifetime Income Period) divided by the annuity unit value (by subaccount). Subsequent regular income payments are determined by multiplying the number of annuity units per subaccount by the annuity unit value. Your regular income payments will vary based on the value of your annuity units. If your regular income payments are adjusted on an annual basis, the total of the annual payment is transferred to Lincoln New York's general account to be paid out based on the payment mode you selected. Your payment(s) will not be affected by market performance during that year. Your regular income payment(s) for the following year will be recalculated at the beginning of the following year based on the current value of the annuity units.

Regular income payments will continue for as long as the annuitant or secondary life, if applicable, is living, and will continue to be adjusted for investment performance of the subaccounts your annuity units are invested in (and the fixed account if applicable). Regular income payments vary with investment performance.

During the lifetime income period, there is no longer an Account Value; therefore, no withdrawals are available and no death benefit is payable.


i4LIFE (Reg. TM) Advantage Death Benefits

i4LIFE (Reg. TM) Advantage Account Value Death Benefit. The i4LIFE (Reg. TM) Advantage Account Value death benefit is available for both qualified and non-qualified annuity contracts during the Access Period. This death benefit is equal to the Account Value as of the valuation date on which we approve the payment of the death claim. You may not change this death benefit once it is elected.

i4LIFE (Reg. TM) Advantage Guarantee of Principal Death Benefit. The i4LIFE (Reg. TM) Advantage Guarantee of Principal Death Benefit is available for non-qualified contracts and qualified contracts during the Access Period, and will be equal to the greater of:
 o the Account Value as of the valuation date we approve the payment of the claim; or
 o the sum of all purchase payments, less the sum of regular income payments and other withdrawals where:
  o regular income payments, including withdrawals to provide the Guaranteed Income Benefits, reduce the death benefit by the dollar amount of the payment; and
  o all other withdrawals, if any, reduce the death benefit in the same proportion that withdrawals reduce the contract value or Account Value.

References to purchase payments and withdrawals include purchase payments and withdrawals made prior to the election of i4LIFE (Reg. TM) Advantage if your contract was in force with the Guarantee of Principal or greater death benefit option prior to that election.

In a declining market, withdrawals which are deducted in the same proportion that withdrawals reduce the contract or Account Value, may have a magnified effect on the reduction of the death benefit payable. All references to withdrawals include deductions for applicable charges and premium taxes, if any.

The following example demonstrates the impact of a proportionate withdrawal on your death benefit:



         o i4LIFE (Reg. TM) Advantage Guarantee of Principal Death Benefit        $200,000
         o Total i4LIFE (Reg. TM) Regular Income payments                         $ 25,000
         o Additional Withdrawal                                                  $15,000 ($15,000/$150,000=10% withdrawal)
         o Account Value at the time of Additional Withdrawal                     $150,000

i4LIFE (Reg. TM)Death Benefit Value after regular income payment = $200,000 -
 $25,000 = $175,000
Death Benefit Value after additional withdrawal = $175,000 - $17,500 = $157,500
     Reduction in Death Benefit Value for Withdrawal = $175,000 X 10% = $17,500

The regular income payments reduce the death benefit by $25,000 and the additional withdrawal causes a 10% reduction in the death benefit, the same percentage that the withdrawal reduced the Account Value.

During the Access Period, contracts with the i4LIFE (Reg. TM) Advantage Guarantee of Principal death benefit may elect to change to the i4LIFE (Reg.
TM) Advantage Account Value death benefit. We will effect the change in death benefit on the valuation date we receive a completed election form at our Servicing Office, and we will begin deducting the lower i4LIFE (Reg. TM) Advantage charge at that time. Once the change is effective, you may not elect to return to the i4LIFE (Reg. TM) Advantage Guarantee of Principal Death Benefit.

i4LIFE (Reg. TM) Advantage EGMDB. The i4LIFE (Reg. TM) Advantage EGMDB is available only for non-qualified annuities during the Access Period. This benefit is the greatest of:
 o the Account Value as of the valuation date on which we approve the payment of the claim; or
 o the sum of all purchase payments, less the sum of regular income payments and other withdrawals where:
  o regular income payments, including withdrawals to provide the Guaranteed Income Benefit, reduce the death benefit by the dollar amount of the payment or in the same proportion that regular income payments reduce the Account Value, depending on the terms of your contract; and
  o all other withdrawals, if any, reduce the death benefit in the same proportion that withdrawals reduce the contract value or Account Value.

References to purchase payments and withdrawals include purchase payments and withdrawals made prior to the election of i4LIFE (Reg. TM) Advantage if your contract was in force with the Guarantee of Principal or greater death benefit option prior to that election; or
 o the highest Account Value or contract value on any contract anniversary date (including the inception date of the contract) (determined before the allocation of any purchase payments on that contract anniversary) prior to the 81st birthday of the deceased and prior to the date of death. The highest Account Value or contract value is increased by purchase payments and is decreased by regular income payments, including withdrawals to provide the Guaranteed Income Benefits and all other withdrawals subsequent to the anniversary date on which the highest Account Value or contract value is obtained. Regular income payments and withdrawals are deducted in the same proportion that regular income payments and withdrawals reduce the contract value or Account Value.

When determining the highest anniversary value, if you elected the EGMDB prior to electing i4LIFE (Reg. TM) Advantage and this death benefit was in effect when you purchased i4LIFE (Reg. TM) Advantage, we will look at the contract value before i4LIFE (Reg. TM) Advantage and the Account Value after the i4LIFE (Reg. TM) Advantage election to determine the highest anniversary value.

In a declining market, withdrawals which are deducted in the same proportion that withdrawals reduce the Account Value, may have a magnified effect on the reduction of the death benefit payable. All references to withdrawals include deductions for applicable charges and premium taxes, if any.

Contracts with the i4LIFE (Reg. TM) Advantage EGMDB may elect to change to the i4LIFE (Reg. TM) Advantage Guarantee of Principal or i4LIFE (Reg. TM) Advantage Account Value death benefit. We will effect the change in death benefit on the valuation date we receive a completed election form at our Servicing office, and we will begin deducting the lower i4LIFE (Reg. TM) Advantage charge at that time. Once the change is effective, you may not elect to return to the i4LIFE (Reg. TM) Advantage EGMDB.

General Death Benefit Provisions. For all death benefit options, following the Access Period, there is no death benefit.

If there is a change in the contractowner, joint owner or annuitant during the life of the contract, for any reason other than death, the only death benefit payable for the new person will be the i4LIFE (Reg. TM) Advantage Account Value death benefit.

For non-qualified contracts, upon the death of the contractowner, joint owner or annuitant, the contractowner (or beneficiary) may elect to terminate the contract and receive full payment of the death benefit or may elect to continue the contract and receive regular income payments. Upon the death of the secondary life, no death benefit is paid.

If you are the owner of an IRA annuity contract, and you die during the Access Period, the i4LIFE (Reg. TM) Advantage will terminate. A spouse beneficiary may start a new i4LIFE (Reg. TM) Advantage program.

The value of the death benefit will be determined as of the valuation date we approve the payment of the claim. Approval of payment will occur upon our receipt of all the following:

1. proof (e.g. an original certified death certificate), or any other proof of death satisfactory to us; and

2. written authorization for payment; and

3. all required claim forms, fully completed (including selection of a settlement option).

Notwithstanding any provision of this contract to the contrary, the payment of death benefits provided under this contract must be made in compliance with Code Section 72(s) or 401(a)(9) as applicable, as amended from time to time. Death benefits may be taxable. See Federal Tax Matters.

Upon notification to us of the death, regular income payments may be suspended until the death claim is approved. Upon approval, a lump sum payment for the value of any suspended payments will be made as of the date the death claim is approved, and regular income payments will continue. The excess, if any, of the death benefit over the Account Value will be credited into the contract at that time.

If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by us of the claim subject to the laws, regulations and tax code governing payment of death benefits. This payment may be postponed as permitted by the Investment Company Act of 1940.


General i4LIFE (Reg. TM) Provisions

Withdrawals. You may request a withdrawal at any time prior to or during the Access Period. We reduce the Account Value by the amount of the withdrawal, and all subsequent regular income payments and Guaranteed Income Benefit payments, if applicable, will be reduced proportionately. Withdrawals may have tax consequences. See Federal Tax Matters. Withdrawals are subject to any applicable surrender charges except when amounts may be withdrawn free of surrender charges. See Charges and Other Deductions. The interest adjustment may apply.

The following example demonstrates the impact of a withdrawal on the regular income payments and the Guaranteed Income Benefit Payments:



         o i4LIFE (Reg. TM) Regular Income Payment before Withdrawal        $  1,200
         o Guaranteed Income Benefit before Withdrawal                      $    750
         o Account Value at time of Additional Withdrawal                   $150,000
         o Additional Withdrawal                                            $15,000 (a 10% withdrawal)

Reduction in i4LIFE (Reg. TM) Regular Income payment for Withdrawal = $1,200 X
 10 % = $120
     i4LIFE (Reg. TM) Regular Income payment after Withdrawal = $1,200 - $120 = $1,080

Reduction in Guaranteed Income Benefit for Withdrawal = $750 X 10% = $75
     Guaranteed Income Benefit after Withdrawal = $750 - $75 = $675

Surrender. At any time prior to or during the Access Period, you may surrender the contract by withdrawing the surrender value. If the contract is surrendered, the contract terminates and no further regular income payments will be made. Withdrawals are subject to any applicable surrender charges except when amounts may be withdrawn free of surrender charges. See Charges and Other Deductions. The interest adjustment may apply.

Termination. For IRA annuity contracts, you may terminate i4LIFE (Reg. TM) Advantage prior to the end of the Access Period by notifying us in writing. The termination will be effective on the next valuation date after we receive the notice and your contract will return to the accumulation phase. Your i4LIFE (Reg. TM) Advantage death benefit will terminate and you may choose the Guarantee of Principal (if you had the i4LIFE (Reg. TM) Advantage Guarantee of Principal death benefit) or Account Value death benefit options. Upon termination, we will stop assessing the charge for i4LIFE (Reg. TM) Advantage and begin assessing the mortality and expense risk charge and administrative charge associated with the new death benefit option. Your contract value upon termination will be equal to the Account Value on the valuation date we terminate i4LIFE (Reg. TM) Advantage.

For non-qualified contracts, you may not terminate i4LIFE (Reg. TM) Advantage once you have elected it.


4LATER (Reg. TM) Advantage

4LATER (Reg. TM) Advantage provides protection against market loss for your i4LIFE (Reg. TM) Advantage regular income payments. 4LATER (Reg. TM) Advantage includes the calculation of an Income Base (described below), prior to the time regular income payments begin, which is then used to establish a minimum payout floor for the regular income payments. The minimum payout floor called the 4LATER (Reg. TM) Advantage Guaranteed Income Benefit ensures that once you elect i4LIFE (Reg. TM) Advantage, you will always receive a payout amount at least equal to the Guaranteed Income Benefit, regardless of market performance. Election of this rider may limit how much you can invest in certain subaccounts. See The Contracts - Investment Requirements. See Charges and Other Deductions for a discussion of the 4LATER (Reg. TM) Advantage charge.


4LATER (Reg. TM) Advantage Prior to i4LIFE (Reg. TM) Advantage

The following discussion covers the operation of 4LATER (Reg. TM) Advantage during the accumulation phase of your annuity. This is prior to the time i4LIFE (Reg. TM) Advantage regular income payments begin.

Income Base. The Income Base is a value established when you purchase 4LATER (Reg. TM) Advantage and will only be used to calculate the 4LATER (Reg. TM) Advantage Guaranteed Income Benefit at a later date. The Income Base is not available for withdrawals or as a death benefit. If you elect 4LATER (Reg. TM) Advantage at the time you purchase the contract, the Income Base initially equals the purchase payments and any bonus credits. If you elect 4LATER (Reg.
TM) Advantage after we issue the contract, the Income Base will initially equal the contract value on the 4LATER (Reg. TM) Advantage Rider effective date. Additional purchase payments automatically increase the Income Base by the amount of the purchase payments and any bonus credits. Each withdrawal reduces the Income Base in the same proportion as the amount withdrawn reduces the contract value on the valuation date of the withdrawal.

As described below, during the accumulation period, the Income Base will be automatically enhanced by 15% (adjusted for additional purchase payments and withdrawals as described in the Future Income Base section below) at the end of each Waiting Period. In addition, after the Initial Waiting Period, you may elect to reset your Income Base to the current contract value if your contract value has grown beyond the 15% enhancement. You may elect this reset on your own or you may choose to have Lincoln New York automatically reset the Income Base for you at the end of each Waiting Period. These reset options are discussed below. Then, when you are ready to elect i4LIFE (Reg. TM) Advantage and establish the 4LATER (Reg. TM) Advantage Guaranteed Income Benefit, the Income Base is used in the 4LATER (Reg. TM) Advantage Guaranteed Income Benefit calculation.

Waiting Period. The Waiting Period is each consecutive 3-year period which begins on the 4LATER (Reg. TM) Advantage Rider effective date, or on the date of any reset of the Income Base to the contract value. At the end of each completed Waiting Period, the Income Base is increased by 15% (as adjusted for purchase payments, corresponding bonus credits, and withdrawals) to equal the Future Income Base as discussed below. The Waiting Period is also the amount of time that must pass before the Income Base can be reset to the current contract value. A new Waiting Period begins after each reset and must be completed before the next 15% enhancement or another reset occurs.

Future Income Base. 4LATER (Reg. TM) Advantage provides a 15% automatic enhancement to the Income Base after a 3-year Waiting Period. This enhancement will continue every 3 years until i4LIFE (Reg. TM) Advantage is elected, you terminate 4LATER (Reg. TM) Advantage or you reach the Maximum Income Base. See Maximum Income Base. During the Waiting Period, the Future Income Base is established to provide the value of this 15% enhancement on the Income Base. After each 3-year Waiting Period is satisfied, the Income Base is increased to equal the value of the Future Income Base. The 4LATER (Reg. TM) Advantage charge will then be assessed on this newly adjusted Income Base, but the percentage charge will not change.

Any purchase payment made after the 4LATER (Reg. TM) Advantage Rider Effective Date, but within 90 days of the contract effective date, will increase the Future Income Base by the amount of the purchase payment and corresponding bonus credit plus 15% of that purchase payment and any corresponding bonus credit.


Example:


         Initial Purchase Payment and corresponding bonus credit         $104,000
         Purchase Payment and corresponding bonus credit 60              $ 10,400
                                                                         --------
         days later
         Income Base                                                     $114,400
         Future Income Base (during the 1st Waiting Period)              $131,560        ($114,000 x 115%)
         Income Base (after 1st Waiting Period)                          $131,560
         New Future Income Base (during 2nd Waiting Period)              $151,294        ($131,560 x 115%)

Any purchase payments made after the 4LATER (Reg. TM) Advantage Rider Effective Date and more than 90 days after the contract effective date will increase the Future Income Base by the amount of the purchase payment and any corresponding bonus credit plus 15% of that purchase payment and any corresponding bonus credit on a pro-rata basis for the number of full years remaining in the current Waiting Period.


Example:


         Income Base                                                   $104,000
         Purchase Payment and corresponding bonus credit in            $ 10,400
         Year 2
         New Income Base                                               $114,400
                                                                       --------
         Future Income Base (during 1st Waiting Period-Year 2)         $130,520
         Income Base (after 1st Waiting Period)                        $130,520
         New Future Income Base (during 2nd Waiting Period)            $150,098



         Income Base
         Purchase Payment and corresponding bonus credit in
         Year 2
         New Income Base
         Future Income Base (during 1st Waiting Period-Year 2)        ($104,000 x 115%) + ($10,400 x 100%) +
                                                                      (10,400 x 15% x 1/3)
         Income Base (after 1st Waiting Period)
         New Future Income Base (during 2nd Waiting Period)           (130,520 x 115%)

Withdrawals reduce the Future Income Base in the same proportion as the amount withdrawn reduces the contract value on the valuation date of the withdrawal.

During any subsequent Waiting Periods, if you elect to reset the Income Base to the contract value, the Future Income Base will equal 115% of the contract value on the date of the reset and a new Waiting Period will begin. See Resets of the Income Base to the current contract value below.

In all situations, the Future Income Base is subject to the Maximum Income Base described below. The Future Income Base is never available to the contractowner to establish a 4LATER (Reg. TM) Advantage Guaranteed Income Benefit, but is the value the Income Base will become at the end of the Waiting Period.

Maximum Income Base. The Maximum Income Base is equal to 200% of the Income Base on the 4LATER (Reg. TM) Advantage Rider effective date. The Maximum Income Base will be increased by 200% of any additional purchase payments and corresponding bonus credits. In all circumstances, the Maximum Income Base can never exceed $10,000,000.

After a reset to the current contract value, the Maximum Income Base will equal 200% of the contract value on the valuation date of the reset not to exceed $10,000,000.

Each withdrawal will reduce the Maximum Income Base in the same proportion as the amount withdrawn reduces the contract value on the valuation date of the withdrawal.


Example:


      Income Base                               $104,000        Maximum Income Base                     $208,000
      Purchase Payment and                      $ 10,400        Increase to Maximum Income Base         $ 20,800
       corresponding bonus credit in
       Year 2
      New Income Base                           $114,400        New Maximum Income Base                 $228,800
      Future Income Base after Purchase         $130,520        Maximum Income Base                     $228,800
       Payment

      Income Base (after 1st Waiting            $130,520
       Period)
      Future Income Base (during 2nd            $150,098        Maximum Income Base                     $228,800
       Waiting Period)

      Contract Value in Year 4                  $112,000
      Withdrawal of 10%                         $ 11,200

      After Withdrawal (10% adjustment)
-----------------------------------------
      Contract Value                            $100,800
      Income Base                               $117,468
      Future Income Base                        $135,088        Maximum Income Base                     $205,920

Resets of the Income Base to the current contract value ("Resets"). You may elect to reset the Income Base to the current contract value at any time after the initial Waiting Period following: (a) the 4LATER (Reg. TM) Advantage Rider effective date or (b) any prior reset of the Income Base. Resets are subject to a maximum of $10,000,000 and the annuitant must be under age 81. You might consider resetting the Income Base if your contract value has increased above the Income Base (including the 15% automatic Enhancements) and you want to lock-in this increased amount to use when setting the Guaranteed Income Benefit. If the Income Base is reset to the contract value, the 15% automatic Enhancement will not apply until the end of the next Waiting Period.

This reset may be elected by sending a written request to our Servicing Office or by specifying at the time of purchase that you would like us to administer this reset election for you. If you want us to administer this reset for you, at the end of each 3-year Waiting Period, if the contract value is higher than the Income Base (after the Income Base has been reset to the Future Income
Base), we will implement this election and the Income Base will be equal to the contract value on that date. We will notify you that a reset has occurred. This will continue until you elect i4LIFE (Reg. TM) Advantage, the annuitant reaches age 81, or you reach the Maximum Income Base. If we administer this reset election for you, you have 30 days after the election to notify us if you wish to reverse this election and have your Income Base increased to the Future Income Base instead. You may wish to reverse this election if you are not interested in the increased charge. If the contract value is less than the Income Base on any reset date, we will not administer this reset. We will not attempt to administer another reset until the end of the next 3-year Waiting Period; however, you have the option to request a reset during this period by sending a written request to our Servicing Office.

At the time of each reset (whether you elect the reset or we administer the reset for you), the annual charge will change to the current charge in effect at the time of the reset, not to exceed the guaranteed maximum charge. At the time of reset, a new Waiting Period will begin. Subsequent resets may be elected at the end of each new Waiting Period. The reset will be effective on the next valuation date after notice of the reset is approved by us.

We reserve the right to restrict resets to Benefit Year anniversaries. The Benefit Year is the 12-month period starting with the 4LATER (Reg. TM) Advantage Rider effective date and starting with each anniversary of the 4LATER (Reg. TM) Advantage Rider effective date after that. If the contractowner elects to reset the Income Base, the Benefit Year will begin on the effective date of the reset and each anniversary of the effective date of the reset after that.


4LATER (Reg. TM) Advantage Guaranteed Income Benefit

When you are ready to elect i4LIFE (Reg. TM) Advantage regular income payments, the greater of the Income Base accumulated under the 4LATER (Reg. TM) Advantage or the contract value will be used to calculate the 4LATER (Reg. TM) Advantage Guaranteed Income Benefit. The 4LATER (Reg. TM)

Advantage Guaranteed Income Benefit is a minimum payout floor for your i4LIFE (Reg. TM) Advantage regular income payments. The current annual charge is 0.50% which is added to the i4LIFE (Reg. TM) Advantage charge, for a total percentage of the net asset value of the Account Value in the VAA computed daily as follows:



i4LIFE (Reg. TM) Advantage with 4LATER (Reg. TM) Advantage Guaranteed Income Benefit:        Design 1
o Account Value Death Benefit                                                                2.00%
o Guarantee of Principal Death Benefit                                                       2.05%
o Enhanced Guaranteed Minimum Death Benefit (EGMDB)                                          2.30%



i4LIFE (Reg. TM) Advantage with 4LATER (Reg. TM) Advantage Guaranteed Income Benefit:        Design 2        Design 3
o Account Value Death Benefit                                                                2.45%           2.45%
o Guarantee of Principal Death Benefit                                                       2.50%           2.50%
o Enhanced Guaranteed Minimum Death Benefit (EGMDB)                                          2.75%           2.75%

The Guaranteed Income Benefit will be determined by dividing the greater of the Income Base or contract value on the periodic income commencement date, by 1000 and multiplying the result by the rate per $1000 from the Guaranteed Income Benefit Table in your 4LATER (Reg. TM) Advantage Rider. If the contract value is used to establish the 4LATER (Reg. TM) Advantage Guaranteed Income Benefit, this rate provides a Guaranteed Income Benefit not less than 75% of the initial i4LIFE (Reg. TM) Advantage regular income payment (which is also based on the contract value). If the Income Base is used to establish the Guaranteed Income Benefit (because it is larger than the contract value), the resulting Guaranteed Income Benefit will be more than 75% of the initial i4LIFE (Reg. TM) Advantage regular income payment.

If the amount of your i4LIFE (Reg. TM) Advantage regular income payment (which is based on your i4LIFE (Reg. TM) Advantage Account Value) has fallen below the 4LATER (Reg. TM) Advantage Guaranteed Income Benefit, because of poor investment results, a payment equal to the 4LATER (Reg. TM) Advantage Guaranteed Income Benefit is the minimum payment you will receive. If the 4LATER (Reg. TM) Advantage Guaranteed Income Benefit is paid, it will be paid with the same frequency as your i4LIFE (Reg. TM) Advantage regular income payment. If your regular income payment is less than the 4LATER (Reg. TM) Advantage Guaranteed Income Benefit, we will reduce your i4LIFE (Reg. TM) Advantage Account Value by the regular income payment plus an additional amount equal to the difference between your regular income payment and the 4LATER (Reg. TM) Advantage Guaranteed Income Benefit. This withdrawal from your Account Value will be made from the subaccounts and the fixed account on a pro-rata basis according to your investment allocations.

The following example illustrates how poor investment performance, which results in a Guaranteed Income Benefit payment, affects the i4LIFE (Reg. TM) Account Value:


      4LATER (Reg. TM) Guaranteed Income          $ 5,692         i4LIFE (Reg. TM) regular income payment          $ 5,280
       Benefit



         i4LIFE (Reg. TM) Account Value before payment                                      $80,000
         Regular Income Payment                                                   -         $ 5,280
         Additional payment for 4LATER (Reg. TM) Guaranteed Income Benefit        -         $   412
----------------------------------------------------------------------------                -------
         i4LIFE (Reg. TM) Account Value after payment                                       $74,308


If your Account Value reaches zero as a result of withdrawals to provide the 4LATER (Reg. TM) Advantage Guaranteed Income Benefit, we will continue to pay you an amount equal to the 4LATER (Reg. TM) Advantage Guaranteed Income Benefit.

When your Account Value reaches zero, your i4LIFE (Reg. TM) Advantage Access Period will end and the i4LIFE (Reg. TM) Advantage Lifetime Income Period will begin. Additional amounts withdrawn from the Account Value to provide the 4LATER (Reg. TM) Advantage Guaranteed Income Benefit may terminate your Access Period earlier than originally scheduled and will reduce your death benefit. See i4LIFE (Reg. TM) Advantage Death Benefits. After the Access Period ends, we will continue to pay the 4LATER (Reg. TM) Advantage Guaranteed Income Benefit for as long as the annuitant (or for nonqualified contracts, the secondary life, if applicable) is living (i.e., the i4LIFE (Reg. TM) Advantage Lifetime Income Period).

If the market performance in your contract is sufficient to provide regular income payments at a level that exceeds the 4LATER (Reg. TM) Advantage Guaranteed Income Benefit, the 4LATER (Reg. TM) Advantage Guaranteed Income Benefit will never come into effect.

The 4LATER (Reg. TM) Advantage Guaranteed Income Benefit will automatically step-up every three years to 75% of the then current regular income payment, if that result is greater than the immediately prior 4LATER (Reg. TM) Advantage Guaranteed Income Benefit. The step-up will occur on every third periodic income commencement date anniversary for 15 years. At the end of a 15-year step-up period, the contractowner may elect a new 15-year step-up period by submitting a written request to the Servicing Office. If you prefer, when you start the Guaranteed Income Benefit, you can request that Lincoln New York administer this election for you. At the time of a reset of the 15 year period, the charge for the 4LATER (Reg. TM) Advantage Guaranteed Income Benefit will become the current charge up to the guaranteed maximum charge. After we administer this election, you have 30 days to notify us if you wish to reverse the election (because you do not wish to incur the additional cost).

Under 4LATER (Reg. TM) Advantage, additional purchase payments cannot be made to your contract after the periodic income commencement date. The 4LATER (Reg.
TM) Advantage Guaranteed Income Benefit is reduced by withdrawals (other than regular income payments) in the same proportion that the withdrawals reduce the Account Value. You may want to discuss the impact of additional withdrawals with your financial adviser.

Impacts to i4LIFE (Reg. TM) Advantage Regular Income Payments. At the time you elect i4LIFE (Reg. TM) Advantage, you also select the Access Period. See i4LIFE (Reg. TM) Advantage - Access Period. Generally, shorter Access Periods will produce a higher initial i4LIFE (Reg. TM) Advantage regular income payment and higher Guaranteed Income Benefit payments than longer Access Periods. The minimum Access Period required with the 4LATER (Reg. TM) Advantage Guaranteed Income Benefit is the longer of 20 years or the difference between your current age (nearest birthday) and age 90. (Note: i4LIFE (Reg. TM) Advantage can have a shorter Access Period if a Guaranteed Income Benefit is not provided.)

If you choose to lengthen your Access Period at a later date, thereby recalculating and reducing your regular income payment, your 4LATER (Reg. TM) Advantage Guaranteed Income Benefit will also be recalculated and reduced. The 4LATER (Reg. TM) Advantage Guaranteed Income Benefit will be adjusted in proportion to the reduction in the regular income payment. If you choose to shorten your Access Period, the 4LATER (Reg. TM) Advantage Rider will terminate.

When you make your 4LATER (Reg. TM) Advantage Guaranteed Income Benefit and i4LIFE (Reg. TM) Advantage elections, you must also choose an assumed investment return of 4% to calculate your i4LIFE (Reg. TM) Advantage regular income payments. Once you have elected 4LATER (Reg. TM) Advantage, the assumed investment return rate will not change; however, we may change the required assumed investment return rate in the future for new purchasers only.

The following is an example of what happens when you extend the Access Period:

     Assume:
     i4LIFE (Reg. TM) Advantage remaining Access Period = 10 years Current i4LIFE (Reg. TM) Advantage regular income payment = $6375 Current 4LATER (Reg. TM) Advantage Guaranteed Income Benefit = $5692

     Extend Access Period 5 years:
     i4LIFE (Reg. TM) Advantage regular income payment after extension = $5355 Reduction in i4LIFE (Reg. TM) Advantage regular income payment = $5355 \d
 $6375 = 84%
     Reduction in 4LATER (Reg. TM) Advantage Guaranteed Income Benefit = $5692 x 84% = $4781


General Provisions of 4LATER (Reg. TM) Advantage

Eligibility. To purchase 4LATER (Reg. TM) Advantage, all contractowners and the annuitant must be age 80 or younger. Contractowners of qualified contracts should be younger than age 77 to receive the full benefit of 4LATER (Reg. TM) Advantage, since i4LIFE (Reg. TM) Advantage must be elected by age 80. If you plan to elect i4LIFE (Reg. TM) Advantage within three years of the issue date of 4LATER (Reg. TM) Advantage, you will not receive the benefit of the Future Income Base.

4LATER (Reg. TM) Advantage Rider Effective Date. If 4LATER (Reg. TM) Advantage is elected at contract issue, then it will be effective on the contract's effective date. If 4LATER (Reg. TM) Advantage is elected after the contract is issued (by sending a written request to our Servicing Office), then it will be effective on the next valuation date following approval by us.

Termination. After the later of the third anniversary of the 4LATER (Reg. TM) Advantage Rider Effective Date or the most recent Reset, the 4LATER (Reg. TM) Advantage Rider may be terminated upon written notice to us. Prior to the periodic income commencement date, 4LATER (Reg. TM) Advantage will automatically terminate upon any of the following events:
 o termination of the contract to which this 4LATER (Reg. TM) Advantage Rider is attached;
 o the change of or the death of the annuitant (except if the surviving spouse assumes ownership of the contract and the role of the annuitant upon death of the contractowner); or
 o the change of contractowner (except if the surviving spouse assumes ownership of the contract and the role of annuitant upon the death of the contractowner).

After the periodic income commencement date, the 4LATER (Reg. TM) Advantage
  Rider will terminate due to any of the following events:
 o the death of the annuitant (or for non-qualified contracts, the later of the death of the annuitant or secondary life if a joint payout was elected); or

 o a contractowner requested decrease in the Access Period or a change to the regular income payment frequency.

A termination due to a decrease in the Access Period, a change in the regular income payment frequency, or upon written notice from the contractowner will be effective as of the valuation date on the next periodic income commencement date anniversary. Termination will be only for the 4LATER (Reg. TM) Advantage Guaranteed Income Benefit and not the i4LIFE (Reg. TM) Advantage election, unless otherwise specified.

If you terminate 4LATER (Reg. TM) Advantage prior to the periodic income commencement date, you must wait one year before you can re-elect 4LATER (Reg.
TM) Advantage or purchase the Lincoln SmartSecurity (Reg. TM) Advantage. If you terminate the 4LATER (Reg. TM) Advantage Rider on or after the periodic income commencement date, you cannot re-elect it. You may be able to elect the i4LIFE (Reg. TM) Advantage Guaranteed

Income Benefit, if available, after one year. The i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit will be based on the Account Value at the time of the election. The election of one of these benefits, if available, will be treated as a new purchase, subject to the terms and charges in effect at the time of election.

Availability. The availability of 4LATER (Reg. TM) Advantage will depend upon your state's approval of the 4LATER (Reg. TM) Advantage Rider. You cannot elect 4LATER (Reg. TM) Advantage after an annuity payout option has been elected, including i4LIFE (Reg. TM) Advantage and it cannot be elected on contracts that currently have Lincoln SmartSecurity (Reg. TM) Advantage.

Current contractowners who wish to drop the Lincoln SmartSecurity (Reg. TM) Advantage and move to 4LATER (Reg. TM) Advantage may do so for 90 days after approval in your state. Factors to consider when deciding which rider is appropriate are: 1) whether you are interested in current income versus i4LIFE (Reg. TM) Advantage guaranteed regular income payments at a later date; 2) whether you are interested in the 15% automatic enhancement to the Income Base after each Waiting Period; 3) whether you want more flexibility in structuring your income provided by i4LIFE (Reg. TM) Advantage; 4) if your current contract will be subject to Investment Requirements; or 5) the current charge under each rider. You may want to discuss this with your registered representative before making a decision.

Contractowners who drop Lincoln SmartSecurity (Reg. TM) Advantage and elect 4LATER (Reg. TM) Advantage will not carry their Lincoln SmartSecurity (Reg. TM) Advantage Guaranteed Amount over into the new 4LATER (Reg. TM) Advantage. The 4LATER (Reg. TM) Advantage Income Base will be established based on the contractowner's contract value on the effective date of 4LATER (Reg. TM) Advantage. After March 31, 2007, contractowners who drop Lincoln SmartSecurity (Reg. TM) Advantage will have to wait one year before they can elect 4LATER (Reg. TM) Advantage. See The Contracts - Lincoln SmartSecurity (Reg. TM) Advantage.


Guaranteed Income Benefit with i4LIFE (Reg. TM) Advantage

For those who did not elect 4LATER (Reg. TM) Advantage, there is a Guaranteed Income Benefit available for purchase which ensures that your regular income payments will never be less than a minimum payout floor, regardless of the actual investment performance of your contract. The current annual charge for the Guaranteed Income Benefit is 0.50%, which is added to the i4LIFE (Reg. TM) Advantage charge, for a total percentage of the net asset value of the Account Value in the VAA computed daily as follows:



i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit:        Design 1        Design 2        Design 3
o Account Value Death Benefit                                     2.00%           2.45%           2.45%
o Guarantee of Principal Death Benefit                            2.05%           2.50%           2.50%
o Enhanced Guaranteed Minimum Death Benefit (EGMDB)               2.30%           2.75%           2.75%

Once the Guaranteed Income Benefit is elected, additional purchase payments cannot be made to the contract. Check with your investment representative regarding the availability of this benefit. Election of this rider may limit how much you can invest in certain subaccounts. See the Contracts - Investment Requirements.

The i4LIFE (Reg. TM) Guaranteed Income Benefit is different from the 4LATER (Reg. TM) Guaranteed Income Benefit previously discussed because if you elect 4LATER (Reg. TM) Advantage currently, you will be guaranteed the availability of a minimum payout floor in the future. There is no guarantee that the i4LIFE (Reg. TM) Guaranteed Income Benefit option will be available to elect in the future, as we reserve the right to discontinue this option for new elections at any time. i4LIFE (Reg. TM) Guaranteed Income Benefit, if available, is purchased when you elect i4LIFE (Reg. TM) Advantage or anytime during the Access Period. In addition, the 4LATER (Reg. TM) Guaranteed Income Benefit has a guaranteed value, the Income Base, which can be used as an alternative to the contract value, if higher, to establish the Guaranteed Income Benefit floor. This Income Base is not available with the i4LIFE (Reg. TM) Guaranteed Income Benefit.

The Guaranteed Income Benefit is initially equal to 75% of the regular income payment in effect at the time the Guaranteed Income Benefit is elected. Contractowners who purchased the Lincoln SmartSecurity (Reg. TM) Advantage can use the remaining Guaranteed Amount (if greater than the contract value) at the time the Guaranteed Income Benefit is determined, to increase the Guaranteed Income Benefit. The Guaranteed Income Benefit will be increased by the ratio of the remaining Guaranteed Amount to the contract value at the time the initial i4LIFE (Reg. TM) Advantage payment is calculated. In other words, the Guaranteed Income Benefit will equal 75% of the initial regular income payment times [the remaining Guaranteed Amount divided by the contract value].

If the amount of your i4LIFE (Reg. TM) Advantage regular income payment (which is based on your i4LIFE (Reg. TM) Advantage Account Value) has fallen below the Guaranteed Income Benefit, because of poor investment results, a payment equal to the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit is the minimum payment you will receive. If the Guaranteed Income Benefit is paid, it will be paid with the same frequency as your regular income payment. If your regular income payment is less than the Guaranteed Income Benefit, we will reduce the Account Value by the regular income payment plus an additional amount equal to the difference between your regular income payment and the Guaranteed Income Benefit. This withdrawal will be made from the variable subaccounts and the fixed account on a pro-rata basis according to your investment allocations. If your Account Value reaches zero, your Access Period will end and your Lifetime Income Period will begin. Additional amounts withdrawn from the Account Value to provide the Guaranteed Income Benefit may terminate your Access Period earlier than originally scheduled, and will reduce your death benefit. See i4LIFE (Reg. TM) Advantage

Death Benefits. After the Access Period ends, we will continue to pay the Guaranteed Income Benefit for as long as the annuitant (or for nonqualified contracts, the secondary life, if applicable) is living.

If you purchase the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit, an automatic step-up feature (if available in your state) will be included for no additional charge. The automatic step-up feature works as follows: After the periodic income commencement date, the Guaranteed Income Benefit will automatically step-up every three years to 75% of the current regular income payment, if that result is greater than the immediately prior Guaranteed Income Benefit. The step-up will occur on every third periodic income commencement date anniversary during a 15-year step-up period. At the end of a 15-year step-up period, you may elect a new 15-year step-up period by submitting a written request to the Servicing Office. If you prefer, when you start the Guaranteed Income Benefit, you can request that we administer this election for you. After we administer this election, you have 30 days to notify us if you wish to reverse the election. At the time of a reset of the 15 year period, the Guaranteed Income Benefit charge may increase subject to the guaranteed maximum charge of 1.50%. (i4LIFE (Reg. TM) Advantage charges are in addition to the Guaranteed Income Benefit charges.) If your state has not approved the automatic step-up feature, your Guaranteed Income Benefit will not step-up on an anniversary, but will remain level.

The i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit is reduced by withdrawals (other than regular income payments) in the same proportion that the withdrawals reduce the Account Value. See General i4LIFE (Reg. TM) Provisions for an example.

Impacts to i4LIFE (Reg. TM) Advantage Regular Income Payments. When you select the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit, certain restrictions will apply to your contract:

     o A 4% assumed investment return (AIR) will be used to calculate the regular income payments.
 o The minimum Access Period required for this benefit is the longer of 20 years or the difference between your age (nearest birthday) and age 90. (The minimum Access Period is 15 years if the Guaranteed Income Benefit was elected).
     o The maximum Access Period available for this benefit is to age 115 for non-qualified contracts; to age 100 for qualified contracts.

If you choose to lengthen your Access Period, (which must be increased by a minimum of 5 years) thereby reducing your regular income payment, your i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit will also be reduced. The i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit will be reduced in proportion to the reduction in the regular income payment. If you choose to shorten your Access Period, the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit will terminate. Refer to the Example in the 4LATER (Reg. TM) Guaranteed Income Benefit section.

Contractowners who currently have the prior version of the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit have the opportunity to substitute this new increasing version of the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit until December 31, 2006 (or 90 days after approval in your state if later). Contractowners who change to the increasing i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit may have to extend the Access Period, which will result in lower regular income payments and a lower Guaranteed Income Benefit. In addition, if the Account Value is less than when the original i4LIFE (Reg.
TM) Advantage Guaranteed Income Benefit was elected, the new Guaranteed Income Benefit may be lower. Contractowners will also be subject to certain investment requirements. See The Contracts - Investment Requirements.

The i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit will terminate due to any of the following events:
  o the death of the annuitant (or the later of the death of the annuitant or secondary life if a joint payout was elected on a nonqualified contract); or
  o a contractowner requested decrease in the Access Period or a change to the periodic income payment frequency; or
  o upon written notice to us.

A termination due to a decrease in the Access Period, a change in the periodic income payment frequency, or upon written notice from the contractowner will be effective as of the valuation date on the next periodic income commencement date anniversary. Termination will be only for the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit and not the i4LIFE (Reg. TM) Advantage election, unless otherwise specified.

If you terminate the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit you may be able to re-elect it, if available, after one year. The election will be treated as a new purchase, subject to the terms and charges in effect at the time of election and the i4LIFE (Reg. TM) Advantage regular income payments will be recalculated. The i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit will be based on the Account Value at the time of the election.


Annuity Payouts

When you apply for a contract, you may select any annuity commencement date permitted by law, which is usually on or before the annuitant's 90th birthday.

The contract provides optional forms of payouts of annuities (annuity options), each of which is payable on a variable basis, a fixed basis or a combination of both as you specify. The contract provides that all or part of the contract value may be used to purchase an annuity payout option.

You may elect annuity payouts in monthly, quarterly, semiannual or annual installments. If the payouts from any subaccount would be or become less than $50, we have the right to reduce their frequency until the payouts are at least $50 each. Following are explanations of the annuity options available.


Annuity Options

The annuity options outlined below do not apply to contractowners who have elected i4LIFE (Reg. TM) Advantage.

Life Annuity. This option offers a periodic payout during the lifetime of the annuitant and ends with the last payout before the death of the annuitant. This option offers the highest periodic payout since there is no guarantee of a minimum number of payouts or provision for a death benefit for beneficiaries. However, there is the risk under this option that the recipient would receive no payouts if the annuitant dies before the date set for the first payout; only one payout if death occurs before the second scheduled payout, and so on.

Life Annuity with Payouts Guaranteed for Designated Period. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and then continues throughout the lifetime of the annuitant. The designated period is selected by the contractowner.

Joint Life Annuity. This option offers a periodic payout during the joint lifetime of the annuitant and a designated joint annuitant. The payouts continue during the lifetime of the survivor. However, under a joint life annuity, if both annuitants die before the date set for the first payout, no payouts will be made. Only one payment would be made if both deaths occur before the second scheduled payout, and so on.

Joint Life Annuity with Guaranteed Period. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and continues during the joint lifetime of the annuitant and a designated joint annuitant. The payouts continue during the lifetime of the survivor. The designated period is selected by the contractowner.

Joint Life and Two Thirds to Survivor Annuity. This option provides a periodic payout during the joint lifetime of the annuitant and a designated joint annuitant. When one of the joint annuitants dies, the survivor receives two thirds of the periodic payout made when both were alive.

Joint Life and Two-Thirds Survivor Annuity with Guaranteed Period. This option provides a periodic payout during the joint lifetime of the annuitant and a joint annuitant. When one of the joint annuitants dies, the survivor receives two-thirds of the periodic payout made when both were alive. This option further provides that should one or both of the annuitants die during the elected guaranteed period, usually 10 or 20 years, full benefit payment will continue for the rest of the guaranteed period.

Unit Refund Life Annuity. This option offers a periodic payout during the lifetime of the annuitant with the guarantee that upon death a payout will be made of the value of the number of annuity units (see Variable Annuity Payouts) equal to the excess, if any, of:
 o the total amount applied under this option divided by the annuity unit value for the date payouts begin, minus
 o the annuity units represented by each payout to the annuitant multiplied by the number of payouts paid before death.

The value of the number of annuity units is computed on the date the death claim is approved for payment by the Servicing office.

Life Annuity with Cash Refund. Fixed annuity benefit payments that will be made for the lifetime of the annuitant with the guarantee that upon death, should
(a) the total dollar amount applied to purchase this option be greater than (b) the fixed annuity benefit payment multiplied by the number of annuity benefit payments paid prior to death, then a refund payment equal to the dollar amount of (a) minus (b) will be made.

Under the annuity options listed above, you may not make withdrawals. Other options, with or without withdrawal features, may be made available by us. You may pre-select an annuity payout option as a method of paying the death benefit to a beneficiary. If you do, the beneficiary cannot change this payout option. You may change or revoke in writing to our Servicing office, any such selection, unless such selection was made irrevocable. If you have not already chosen an annuity payout option, the beneficiary may choose any annuity payout option. At death, options are only available to the extent they are consistent with the requirements of the contract as well as Sections 72(s) and 401(a)(9) of the tax code, if applicable. The mortality and expense risk and administrative charge of 1.10% will be assessed on all variable annuity payouts (except for the i4LIFE (Reg. TM) Advantage, which has a different charge), including options that may be offered that do not have a life contingency and therefore no mortality risk.


Variable Annuity Payouts

Variable annuity payouts will be determined using:
 o The contract value on the annuity commencement date, less applicable premium taxes;
 o The annuity tables contained in the contract;
 o The annuity option selected; and
 o The investment performance of the fund(s) selected.

To determine the amount of payouts, we make this calculation:

1. Determine the dollar amount of the first periodic payout; then

2. Credit the contract with a fixed number of annuity units equal to the first periodic payout divided by the annuity unit value; and

3. Calculate the value of the annuity units each period thereafter.

Annuity payouts assume an investment return of 3%, 4% or 5% per year, as applied to the applicable mortality table. Some of these assumed interest rates may not be available in your state; therefore, please check with your investment representative. You may choose your assumed interest rate at the time you elect a variable annuity payout on the administrative form provided by us. The higher the assumed interest rate you choose, the higher your initial annuity payment will be. The amount of each payout after the initial payout will depend upon how the underlying fund(s) perform, relative to the assumed rate. If the actual net investment rate (annualized) exceeds the assumed rate, the payment will increase at a rate proportional to the amount of such excess. Conversely, if the actual rate is less than the assumed rate, annuity payments will decrease. The higher the assumed interest rate, the less likely future annuity payments are to increase, or the payments will increase more slowly than if a lower assumed rate was used. There is a more complete explanation of this calculation in the SAI.

General Information

Any previously selected death benefit in effect before the annuity commencement date will no longer be available on and after the annuity commencement date. You may change the annuity commencement date, change the annuity option or change the allocation of the investment among subaccounts up to 30 days before the scheduled annuity commencement date, upon written notice to the Servicing office. You must give us at least 30 days notice before the date on which you want payouts to begin. Annuity payouts cannot commence within 12 months of the effective date of the contract.

Unless you select another option, the contract automatically provides for a life annuity with annuity payouts guaranteed for 10 years (on a fixed, variable or combination fixed and variable basis, in proportion to the account allocations at the time of annuitization) except when a joint life payout is required by law. Under any option providing for guaranteed period payouts, the number of payouts which remain unpaid at the date of the annuitant's death (or surviving annuitant's death in case of joint life annuity) will be paid to you or your beneficiary as payouts become due after we are in receipt of:
 o proof, satisfactory to us, of the death;
 o written authorization for payment; and
 o all claim forms, fully completed.


Fixed Side of the Contract

Purchase payments, bonus credits, persistency credits and contract value allocated to the fixed side of the contract become part of our general account, and do not participate in the investment experience of the VAA. The general account is subject to regulation and supervision by the New York Insurance Department as well as the insurance laws and regulations of the jurisdictions in which the contracts are distributed.

In reliance on certain exemptions, exclusions and rules, we have not registered interests in the general account as a security under the Securities Act of 1933 and have not registered the general account as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests in it are regulated under the 1933 Act or the 1940 Act. We have been advised that the staff of the SEC has not made a review of the disclosures which are included in this prospectus which relate to our general account and to the fixed account under the contract. These disclosures, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. This prospectus is generally intended to serve as a disclosure document only for aspects of the contract involving the VAA, and therefore contains only selected information regarding the fixed side of the contract. Complete details regarding the fixed side of the contract are in the contract.

We guarantee an effective interest rate of not less than 1.50% per year on amounts held in a fixed account. Your contract may not offer a fixed account or if permitted by your contract, we may discontinue accepting purchase payments or transfers into the fixed side of the contract at any time.

ANY INTEREST IN EXCESS OF 1.50% (OR THE GUARANTEED MINIMUM INTEREST RATE STATED IN YOUR CONTRACT) WILL BE DECLARED IN ADVANCE AT OUR SOLE DISCRETION. CONTRACTOWNERS BEAR THE RISK THAT NO INTEREST IN EXCESS OF THE MINIMUM INTEREST RATE WILL BE DECLARED.


Guaranteed Periods

The portion of the fixed account which accepts allocations for a guaranteed period at a guaranteed interest rate is called a fixed subaccount. There is a fixed subaccount for each particular guaranteed period.

You may allocate purchase payments to one or more fixed subaccounts with guaranteed periods of 1 to 10 years. We may add guaranteed periods or discontinue accepting purchase payments into one or more guaranteed periods at any time. The minimum amount of any purchase payment that can be allocated to a fixed subaccount is $2,000. Each purchase payment and its corresponding bonus credit, if applicable, allocated to a fixed subaccount will start its own guaranteed period and will earn a guaranteed interest rate. The duration of the guaranteed period affects the guaranteed interest rate of the fixed subaccount. A fixed subaccount guarantee period ends on the date after the number of calendar years in the fixed subaccount's guaranteed period. Interest will be credited daily at a guaranteed rate that is equal to the effective annual rate determined on the first day of the fixed subaccount guaranteed period. Amounts surrendered, transferred or withdrawn from a fixed subaccount prior to the end of the guaranteed period will be subject to the interest adjustment if applicable. Each guaranteed period purchase payment and its corresponding bonus credit, if applicable, will be treated separately for purposes of determining any applicable interest adjustment. Any amount withdrawn from a fixed subaccount may be subject to any applicable surrender charges, account fees and premium taxes.

We will notify the contractowner in writing at least 45 but not more than 75 days prior to the expiration date for any guaranteed period amount. A new fixed subaccount guaranteed period of the same duration as the previous fixed subaccount guaranteed period will begin automatically at the end of the previous guaranteed period, unless we receive, prior to the end of a guaranteed period, a written election by the contractowner. The written election may request the transfer of the guaranteed period amount to a different fixed subaccount or to a variable subaccount from among those being offered by us. Transfers of any guaranteed period amount which become effective upon the date of expiration of the applicable guaranteed period are not subject to the limitation of twelve transfers per contract year or the additional fixed account transfer restrictions.


Interest Adjustment

Any surrender, withdrawal or transfer of a fixed subaccount guaranteed period amount before the end of the guaranteed period (other than dollar cost averaging, cross-reinvestment, portfolio rebalancing , regular income payments under i4LIFE (Reg. TM) Advantage or withdrawals within the Maximum Annual Withdrawal amount in Lincoln SmartSecurity (Reg. TM) Advantage) will be subject to the interest adjustment. A surrender, withdrawal or transfer effective upon the expiration date of the guaranteed period will not be subject to the interest adjustment. The interest adjustment will be applied to the amount being surrendered, withdrawn or transferred. The interest adjustment will be applied after the deduction of any applicable account fees and before any applicable transfer charges. Any transfer, withdrawal, or surrender of contract value from a fixed subaccount will be increased or decreased by an interest adjustment, unless the transfer, withdrawal or surrender is effective:
 o during the free look period (See Return Privilege)
 o on the expiration date of a guaranteed period
 o as a result of the death of the contractowner or annuitant
 o subsequent to the diagnosis of a terminal illness of the contractowner. Diagnosis of the terminal illness must be after the contract date and result in a life expectancy of less than one year, as determined by a qualified professional medical practitioner.
 o subsequent to the admittance of the contractowner into an accredited nursing home or equivalent health care facility. Admittance into such facility must be after the contract date and continue for 90 consecutive days prior to the surrender or withdrawal.
 o subsequent to the permanent and total disability of the contractowner if such disability begins after the contract date and prior to the 65th birthday of the contractowner and has existed continuously for twelve months;
 o upon annuitization of the contract.

These provisions may not be applicable to your contract or available in your state. Please check with your investment representative regarding the availability of these provisions.

In general, the interest adjustment reflects the relationship between the yield rate in effect at the time a purchase payment is allocated to a fixed subaccount's guaranteed period under the contract and the yield rate in effect at the time of the purchase payment's surrender, withdrawal or transfer. It also reflects the time remaining in the fixed subaccount's guaranteed period. If the yield rate at the time of the surrender, withdrawal or transfer is lower than the yield rate at the time the purchase payment was allocated, then the application of the interest adjustment will generally result in a higher payment at the time of the surrender, withdrawal or transfer. Similarly, if the yield rate at the time of surrender, withdrawal or transfer is higher than the yield rate at the time of the allocation of the purchase payment, then the application of the interest adjustment will generally result in a lower payment at the time of the surrender, withdrawal or transfer. The yield rate is published by the Federal Reserve Board.


The interest adjustment is calculated by multiplying the transaction amount by:


   (1+A)n       -1
----------
  (1+B )n

     where:

   A = yield rate for a U.S. Treasury security with time to maturity equal to the subaccount's guaranteed period, determined at the beginning of the guaranteed period.

   B = yield rate for a U.S. Treasury security with time to maturity equal to the time remaining in the subaccount's guaranteed period if greater than one year, determined at the time of surrender, withdrawal or transfer. For remaining periods of one year or less, the yield rate for a one year U.S. Treasury security is used.

     n = The number of years remaining in the guaranteed period (e.g., 1 year and 73 days = 1 + (73 divided by 365) = 1.2 years)

     Straight-Line interpolation is used for periods to maturity not quoted.

See the SAI for examples of the application of the interest adjustment.



Federal Tax Matters

Introduction
The Federal income tax treatment of the contract is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect you and your contract. This discussion also does not address other Federal tax consequences (including consequences of sales to foreign individuals or entities), or state or local tax consequences, associated with the contract. As a result, you should always consult a tax adviser about the application of tax rules to your individual situation.


Nonqualified Annuities

This part of the discussion describes some of the Federal income tax rules applicable to nonqualified annuities. A nonqualified annuity is a contract not issued in connection with a qualified retirement plan, such as an IRA or a section 403(b) plan, receiving special tax treatment under the tax code. We may not offer nonqualified annuities for all of our annuity products.


Tax Deferral On Earnings

The Federal income tax law generally does not tax any increase in your contract value until you receive a contract distribution. However, for this general rule to apply, certain requirements must be satisfied:
 o An individual must own the contract (or the tax law must treat the contract as owned by an individual).
 o The investments of the VAA must be "adequately diversified" in accordance with IRS regulations.
 o Your right to choose particular investments for a contract must be limited.
 o The annuity commencement date must not occur near the end of the annuitant's life expectancy.


Contracts Not Owned by an Individual

If a contract is owned by an entity (rather than an individual) the tax code generally does not treat it as an annuity contract for Federal income tax purposes. This means that the entity owning the contract pays tax currently on the excess of the contract value over the purchase payments for the contract. Examples of contracts where the owner pays current tax on the contract's earnings, bonus credits and persistency credits, if applicable, are contracts issued to a corporation or a trust. Some exceptions to the rule are:
 o Contracts in which the named owner is a trust or other entity that holds the contract as an agent for an individual; however, this exception does not apply in the case of any employer that owns a contract to provide deferred compensation for its employees;
 o Immediate annuity contracts, purchased with a single premium, when the annuity starting date is no later than a year from purchase and substantially equal periodic payments are made, not less frequently than annually, during the annuity payout period;
 o Contracts acquired by an estate of a decendent;
 o Certain qualified contracts;
 o Contracts purchased by employers upon the termination of certain qualified plans; and
 o Certain contracts used in connection with structured settlement agreements.


Investments in the VAA Must Be Diversified

For a contract to be treated as an annuity for Federal income tax purposes, the investments of the VAA must be "adequately diversified." IRS regulations define standards for determining whether the investments of the VAA are adequately diversified. If the VAA fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the contract value over the contract purchase payments. Although we do not control the investments of the underlying investment options, we expect that the underlying investment options will comply with the IRS regulations so that the VAA will be considered "adequately diversified."


Restrictions

Federal income tax law limits your right to choose particular investments for the contract. Because the IRS has not issued guidance specifying those limits, the limits are uncertain and your right to allocate contract values among the subaccounts may exceed those limits. If so, you would be treated as the owner of the assets of the VAA and thus subject to current taxation on the income, bonus credits, persistency credits and gains, if applicable, from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing contracts. We reserve the right to modify the contract without your consent to try to prevent the tax law from considering you as the owner of the assets of the VAA.

Loss of Interest Deduction

After June 8, 1997, if a contract is issued to a taxpayer that is not an individual, or if a contract is held for the benefit of an entity, the entity will lose a portion of its deduction for otherwise deductible interest expenses.


Age at which Annuity Payouts Begin

Federal income tax rules do not expressly identify a particular age by which annuity payouts must begin. However, those rules do require that an annuity contract provide for amortization, through annuity payouts, of the contract's purchase payments, bonus credits, persistency credits and earnings. If annuity payouts under the contract begin or are scheduled to begin on a date past the annuitant's 85th birthday, it is possible that the tax law will not treat the contract as an annuity for Federal income tax purposes. In that event, you would be currently taxed on the excess of the contract value over the purchase payments of the contract.


Tax Treatment of Payments

We make no guarantees regarding the tax treatment of any contract or of any transaction involving a contract. However, the rest of this discussion assumes that your contract will be treated as an annuity for Federal income tax purposes and that the tax law will not tax any increase in your contract value until there is a distribution from your contract.


Taxation of Withdrawals and Surrenders

You will pay tax on withdrawals to the extent your contract value exceeds your purchase payments in the contract. This income (and all other income from your contract) is considered ordinary income (and does not receive capital gains treatment and is not qualified dividend income). A higher rate of tax is paid on ordinary income than on capital gains. You will pay tax on a surrender to the extent the amount you receive exceeds your purchase payments. In certain circumstances, your purchase payments are reduced by amounts received from your contract that were not included in income. Surrender and reinstatement of your contract will generally be taxed as a withdrawal. If your contract has Lincoln SmartSecurity (Reg. TM) Advantage, and if your Guaranteed Amount immediately before a withdrawal exceeds your account value, the tax law could require that an additional amount be included in income. Please consult your tax adviser.


Taxation of Annuity Payouts

The tax code imposes tax on a portion of each annuity payout (at ordinary income tax rates) and treats a portion as a nontaxable return of your purchase payments in the contract. We will notify you annually of the taxable amount of your annuity payout. Once you have recovered the total amount of the purchase payment in the contract, you will pay tax on the full amount of your annuity payouts. If annuity payouts end because of the annuitant's death and before the total amount in the contract has been distributed, the amount not received will generally be deductible. If withdrawals, other than regular income payments, are taken from i4LIFE (Reg. TM) Advantage during the access period, they are taxed in the same manner as a withdrawal during the deferral period.


Taxation of Death Benefits

We may distribute amounts from your contract because of the death of a contractowner or an annuitant. The tax treatment of these amounts depends on whether you or the annuitant dies before or after the annuity commencement date.

Death prior to the annuity commencement date:
 o If the beneficiary receives death benefits under an annuity payout option, they are taxed in the same manner as annuity payouts.
 o If the beneficiary does not receive death benefits under an annuity payout option, they are taxed in the same manner as a withdrawal.

Death after the annuity commencement date:
 o If death benefits are received in accordance with the existing annuity payout option, they are excludible from income if they do not exceed the purchase payments not yet distributed from the contract. All annuity payouts in excess of the purchase payments not previously received are includible in income.
 o If death benefits are received in a lump sum, the tax law imposes tax on the amount of death benefits which exceeds the amount of purchase payments not previously received.


Penalty Taxes Payable on Withdrawals, Surrenders, or Annuity Payouts

The tax code may impose a 10% penalty tax on any distribution from your contract which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals, surrenders, or annuity payouts that:
 o you receive on or after you reach 591/2,
 o you receive because you became disabled (as defined in the tax law),
 o you receive from an immediate annuity,

 o a beneficiary receives on or after your death, or
 o you receive as a series of substantially equal periodic payments based on your life or life expectancy (non-natural owners holding as agent for an individual do not qualify).


Special Rules if You Own More Than One Annuity Contract

In certain circumstances, you must combine some or all of the nonqualified annuity contracts you own in order to determine the amount of an annuity payout, a surrender, or a withdrawal that you must include in income. For example, if you purchase two or more deferred annuity contracts from the same life insurance company (or its affiliates) during any calendar year, the tax code treats all such contracts as one contract. Treating two or more contracts as one contract could affect the amount of a surrender, a withdrawal or an annuity payout that you must include in income and the amount that might be subject to the penalty tax described previously.


Loans and Assignments

Except for certain qualified contracts, the tax code treats any amount received as a loan under your contract, and any assignment or pledge (or agreement to assign or pledge) of any portion of your contract value, as a withdrawal of such amount or portion.


Gifting a Contract

If you transfer ownership of your contract, other than to your spouse (or to your former spouse incident to divorce), and receive a payment less than your contract's value, you will pay tax on your contract value to the extent it exceeds your purchase payments not previously received. The new owner's purchase payments in the contract would then be increased to reflect the amount included in income.


Charges for Additional Benefits

Your contract automatically includes a basic death benefit and may include other optional riders. Certain enhancements to the basic death benefit may also be available to you. The cost of the basic death benefit and any additional benefit are deducted from your contract. It is possible that the tax law may treat all or a portion of the death benefit charge and charges for other optional riders, if any, as a contract withdrawal.


Qualified Retirement Plans

We also designed the contracts for use in connection with certain types of retirement plans that receive favorable treatment under the tax code. Contracts issued to or in connection with a qualified retirement plan are called "qualified contracts." We issue contracts for use with various types of qualified plans. The Federal income tax rules applicable to those plans are complex and varied. As a result, this prospectus does not attempt to provide more than general information about the use of the contract with the various types of qualified plans. Persons planning to use the contract in connection with a qualified plan should obtain advice from a competent tax adviser.

Types of Qualified Contracts and Terms of Contracts

Qualified plans include the following:
 o Individual Retirement Accounts and Annuities ("Traditional IRAs")
 o Roth IRAs
 o Traditional IRA that is part of a Simplified Employee Pension Plan ("SEP")
 o SIMPLE 401(k) plans (Savings Incentive Matched Plan for Employees)
 o 403(b) plans (public school system and tax-exempt organization annuity plans)
 o 401(a) plans (qualified corporate employee pension and profit-sharing plans)
 o 403(a) plans (qualified annuity plans)
 o H.R. 10 or Keogh Plans (self-employed individual plans)
 o 457(b) plans (deferred compensation plans for state and local governments and tax-exempt organizations)
 o Roth 403(b) plans

We do not offer certain types of qualified plans for all of our annuity products. Check with your representative concerning qualified plan availability for this product.

We will amend contracts to be used with a qualified plan as generally necessary to conform to the tax law requirements for the type of plan. However, the rights of a person to any qualified plan benefits may be subject to the plan's terms and conditions, regardless of the contract's terms and conditions. In addition, we are not bound by the terms and conditions of qualified plans to the extent such terms and conditions contradict the contract, unless we consent.

Tax Treatment of Qualified Contracts

The Federal income tax rules applicable to qualified plans and qualified contracts vary with the type of plan and contract. For example,
 o Federal tax rules limit the amount of purchase payments that can be made, and the tax deduction or exclusion that may be allowed for the purchase payments. These limits vary depending on the type of qualified plan and the plan participant's specific circumstances, e.g., the participant's compensation.
 o Under most qualified plans, such as a traditional IRA, the owner must begin receiving payments from the contract in certain minimum amounts by a certain age, typically age 701/2. Other qualified plans may allow the participant to take required distributions upon the later of reaching age 701/2 or retirement.
 o Loans are allowed under certain types of qualified plans, but Federal income tax rules prohibit loans under other types of qualified plans. For example, Federal income tax rules permit loans under some section 403(b) plans, but prohibit loans under Traditional and Roth IRAs. If allowed, loans are subject to a variety of limitations, including restrictions as to the loan amount, the loan's duration, the rate of interest, and the manner of repayment. Your contract or plan may not permit loans.

Tax Treatment of Payments

The Federal income tax rules generally include distributions from a qualified contract in the participant's income as ordinary income. These taxable distributions will include purchase payments that were deductible or excludible from income. Thus, under many qualified contracts, the total amount received is included in income since a deduction or exclusion from income was taken for purchase payments. There are exceptions. For example, you do not include amounts received from a Roth IRA in income if certain conditions are satisfied.


Required Minimum Distributions

Under most qualified plans, you must begin receiving payments from the contract in certain minimum amounts by the later of age 701/2 or retirement. You are required to take distributions from your traditional IRAs beginning in the year you reach age 701/2. If you own a Roth IRA, you are not required to receive minimum distributions from your Roth IRA during your life.

Failure to comply with the minimum distribution rules applicable to certain qualified plans, such as Traditional IRAs, will result in the imposition of an excise tax. This excise tax equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the qualified plan.

The IRS has issued new regulations concerning required minimum distributions. The regulations may impact the distribution method you have chosen and the amount of your distributions. Under new regulations, the presence of an enhanced death benefit, or other benefit which could provide additional value to your contract, may require you to take additional distributions. An enhanced death benefit is any death benefit that has the potential to pay more than the contract value or a return of purchase payments. Annuity contracts inside Custodial or Trusteed IRAs will also be subject to these regulations. Please contact your tax adviser regarding any tax ramifications.

Federal Penalty Taxes Payable on Distributions

The tax code may impose a 10% penalty tax on a distribution from a qualified contract that must be included in income. The tax code does not impose the penalty tax if one of several exceptions applies. The exceptions vary depending on the type of qualified contract you purchase. For example, in the case of an IRA, exceptions provide that the penalty tax does not apply to a withdrawal, surrender, or annuity payout:
 o received on or after the annuitant reaches 591/2,
 o received on or after the annuitant's death or because of the annuitant's disability (as defined in the tax law),
 o received as a series of substantially equal periodic payments based on the annuitant's life (or life expectancy), or
 o received as reimbursement for certain amounts paid for medical care.

These exceptions, as well as certain others not described here, generally apply to taxable distributions from other qualified plans. However, the specific requirements of the exception may vary.

Transfers and Direct Rollovers

As a result of Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), you may be able to move funds between different types of qualified plans, such as 403(b) and 457(b) governmental plans, by means of a rollover or transfer. You may be able to rollover or transfer amounts between qualified plans and traditional IRAs. These rules do not apply to Roth IRAs and 457(b) non-governmental tax-exempt plans. There are special rules that apply to rollovers, direct rollovers and transfers (including rollovers or transfers of after-tax amounts). If the applicable rules are not followed, you may incur adverse Federal income tax consequences, including paying taxes which you might not otherwise have had to pay. Before we send a rollover distribution, we will provide a notice explaining tax withholding requirements (see Federal Income Tax Withholding). We are not required to send you such notice for your IRA. You should always consult your tax adviser before you move or attempt to move any funds.

Death Benefit and IRAs

Pursuant to IRS regulations, IRAs may not invest in life insurance contracts. We do not believe that these regulations prohibit the death benefit from being provided under the contract when we issue the contract as a Traditional or Roth IRA. However, the law is unclear and it is possible that the presence of the death benefit under a contract issued as a Traditional or Roth IRA could result in increased taxes to you. Certain death benefit options may not be available for all of our products.


Federal Income Tax Withholding

We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless you notify us prior to the distribution that tax is not to be withheld. In certain circumstances, Federal income tax rules may require us to withhold tax. At the time a withdrawal, surrender, or annuity payout is requested, we will give you an explanation of the withholding requirements.

Certain payments from your contract may be considered eligible rollover distributions (even if such payments are not being rolled over). Such distributions may be subject to special tax withholding requirements. The Federal income tax withholding rules require that we withhold 20% of the eligible rollover distribution from the payment amount, unless you elect to have the amount directly transferred to certain qualified plans or contracts. The IRS requires that tax be withheld, even if you have requested otherwise. Such tax withholding requirements are generally applicable to 401(a), 403(a) or
(b), HR 10, and 457(b) governmental plans and contracts used in connection with these types of plans.


Our Tax Status

Under existing Federal income tax laws, we do not pay tax on investment income and realized capital gains of the VAA. We do not expect that we will incur any Federal income tax liability on the income and gains earned by the VAA. Therefore, we do not impose a charge for Federal income taxes. If Federal income tax law changes and we must pay tax on some or all of the income and gains earned by the VAA, we may impose a charge against the VAA to pay the taxes.


Changes in the Law

The above discussion is based on the tax code, IRS regulations, and interpretations existing on the date of this prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.



Additional Information

Voting Rights
As required by law, we will vote the fund shares held in the VAA at meetings of the shareholders of the funds. The voting will be done according to the instructions of contractowners who have interests in any subaccounts which invest in classes of the funds. If the 1940 Act or any regulation under it should be amended or if present interpretations should change, and if as a result we determine that we are permitted to vote the fund shares in our own right, we may elect to do so.

The number of votes which you have the right to cast will be determined by applying your percentage interest in a subaccount to the total number of votes attributable to the subaccount. In determining the number of votes, fractional shares will be recognized.

Fund shares of a class held in a subaccount for which no timely instructions are received will be voted by us in proportion to the voting instructions which are received for all contracts participating in that subaccount. Voting instructions to abstain on any item to be voted on will be applied on a pro-rata basis to reduce the number of votes eligible to be cast.

Whenever a shareholders meeting is called, each person having a voting interest in a subaccount will receive proxy voting material, reports and other materials relating to the funds. Since the funds engage in shared funding, other persons or entities besides Lincoln New York may vote fund shares. See Investments of the Variable Annuity Account - Fund Shares.


Return Privilege

Within the free-look period after you receive the contract, you may cancel it for any reason by delivering or mailing it postage prepaid, to the Servicing office at PO Box 7866, 1300 S. Clinton Street, Fort Wayne, IN 46802-7866. A contract canceled under this provision will be void. Except as explained in the following paragraph, we will return the contract value as of the valuation date on which we receive the cancellation request, plus any premium taxes plus mortality and expense risk charges and administrative charges proportionately attributable to any applicable bonus credits, less any applicable bonus credits paid into the contract by us. In addition, if the contract value on the date of cancellation is less than the sum of purchase payments minus withdrawals, we will also return both the investment loss and fund management fees, each in an amount that is proportionately attributable to any applicable bonus credits. No surrender charges or interest adjustment will apply. A purchaser who participates in the VAA is subject to the risk of a market loss on the contract value, excluding any applicable bonus credits during the free-look period.

IRA purchasers will receive purchase payments only.


State Regulation

As a life insurance company organized and operated under New York law, we are subject to provisions governing life insurers and to regulation by the New York Superintendent of Insurance. Our books and accounts are subject to review and examination by the New York Insurance Department at all times. A full examination of our operations is conducted by that Department at least every five years.


Records and Reports

As presently required by the 1940 Act and applicable regulations, we are responsible for maintaining all records and accounts relating to the VAA. We have entered into an agreement with the Delaware Management Holdings, Inc. and Delaware Service Company, Inc., 2005 Market Street, Philadelphia, PA 19203, to provide accounting services to the VAA. We will mail to you, at your last known address of record at the Servicing office, at least semi-annually after the first contract year, reports containing information required by that Act or any other applicable law or regulation. Administrative services necessary for the operations of the VAA and the contracts are currently provided by Lincoln Life. However, neither the assets of Lincoln Life nor the assets of LNC support the obligation of Lincoln New York under the contracts.


Other Information

A Registration Statement has been filed with the SEC, under the Securities Act of 1933 as amended, for the contracts being offered here. This prospectus does not contain all the information in the Registration Statement, its amendments and exhibits. Please refer to the Registration Statement for further information about the VAA, Lincoln New York and the contracts offered. Statements in this prospectus about the content of contracts and other legal instruments are summaries. For the complete text of those contracts and instruments, please refer to those documents as filed with the SEC.

You may elect to receive your prospectus, prospectus supplements, quarterly statements, and annual and semiannual reports electronically over the Internet, if you have an e-mail account and access to an Internet browser. Once you select eDelivery, via the Internet Service Center, all documents available in electronic format will no longer be sent to you in hard copy. You will receive an e-mail notification when the documents become available online. It is your responsibility to provide us with your current e-mail address. You can resume paper mailings at any time without cost, by updating your profile at the Internet Service Center, or contacting us. To learn more about this service, please log on to www.LFG.com, select service centers and continue on through the Internet Service Center.


Legal Proceedings

Lincoln New York is involved in various pending or threatened legal proceedings arising from the conduct of its business. In some instances, the proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief.

After consultation with legal counsel and a review of available facts, it is management's opinion that the proceedings ultimately will be resolved without materially affecting the financial position of Lincoln New York, the VAA or the Principal Underwriter.

Contents of the Statement of Additional Information (SAI) for Lincoln New York Account N for Variable Annuities


Item
Special Terms
Services
Principal Underwriter
Purchase of Securities Being Offered
Interest Adjustment Example
Annuity Payouts
Examples of Regular Income Payment
Calculations
Determination of Accumulation and Annuity Unit
Value
Advertising
Additional Services
Other Information
Financial Statements

For a free copy of the SAI complete the form below.











                Statement of Additional Information Request Card
                          Lincoln ChoicePlusSM Design
               Lincoln New York Account N for Variable Annuities











Please send me a free copy of the current Statement of Additional Information for Lincoln New York Variable Annuity Account N (Lincoln ChoicePlusSM Design).


                                 (Please Print)


Name: -------------------------------------------------------------------------






Address: ----------------------------------------------------------------------














City ---------------------------------------------------  State ---------
Zip ---------


Mail to Lincoln Life & Annuity Company of New York, PO Box 7866, Fort Wayne, Indiana 46801-7866.

                      (This page intentionally left blank)

Lincoln ChoicePlusSM Design
Lincoln New York Account N for Variable Annuities
  (Registrant)

Lincoln Life & Annuity Company of New York   (Depositor)



Statement of Additional Information (SAI)
This SAI should be read in conjunction with the Lincoln ChoicePlusSM Design prospectus of Lincoln New York Account N for Variable Annuities dated ___________. You may obtain a copy of the Lincoln ChoicePlusSM Design prospectus on request and without charge. Please write Lincoln Life & Annuity Company of New York, PO Box 7866, Fort Wayne, IN 46802-7866, or call 1-888-868-2583.



Table of Contents




Item                                                  Page
Special Terms                                        B-2
Services                                             B-2
Principal Underwriter                                B-2
Purchase of Securities Being Offered                 B-2
Interest Adjustment Example                          B-2
Annuity Payouts                                      B-4
Examples of Regular Income Payment
Calculations                                         B-5


Item                                                  Page
Determination of Accumulation and Annuity Unit
Value                                                B-5
Advertising                                          B-5
Additional Services                                  B-6
Other Information                                    B-7
Financial Statements                                 B-7

This SAI is not a prospectus.
The date of this SAI is ___________.

Special Terms
The special terms used in this SAI are the ones defined in the Prospectus.


Services

Independent Registered Public Accounting Firm
The financial statements of the VAA and the financial statements of Lincoln New York appearing in this SAI and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, 2300 National City Center, 110 West Berry Street, Fort Wayne, Indiana 46802, as set forth in their reports, also appearing in this SAI and in the Registration Statement. The financial statements audited by Ernst & Young LLP have been included herein in reliance on their reports given on their authority as experts in accounting and auditing.


Keeper of Records

All accounts, books, records and other documents which are required to be maintained for the VAA are maintained by us or by third parties responsible to Lincoln New York. We have entered into an agreement with the Delaware Management Holdings, Inc. and Delaware Service Company, Inc., One Commerce Square, 2005 Market Street, Philadelphia, PA 19103, to provide accounting services to the VAA. No separate charge against the assets of the VAA is made by us for this service. Administrative services necessary for the operations of the VAA and the contracts are currently provided by Lincoln Life. However, neither the assets of Lincoln Life nor the assets of LNC support the obligation of Lincoln New York under the contracts.



Principal Underwriter
Lincoln Financial Advisors Corporation (LFA), an affiliate of ours, serves as principal underwriter for the contracts, as described in the prospectus. LFA is a member of the Securities Investor Protection Corporation. We offer the contracts to the public on a continuous basis. We anticipate continuing to offer the contracts, but reserve the right to discontinue the offering. We offer the contracts through our sales representatives ("Lincoln Sales Representatives"), who are also associated with LFA. We and LFA also may enter into selling agreements with other broker-dealers ("Selling Firms") for the sale of the contracts. Lincoln Sales Representatives and sales representatives of Selling Firms are appointed as our insurance agents. LFA paid $3,485,310, $5,268,760, and $7,119,012 to Lincoln Sales Representatives and Selling Firms in 2003, 2004, and 2005, respectively, as sales compensation with respect to the contracts. LFA retained no underwriting commissions for the sale of the contracts.



Purchase of Securities Being Offered
The variable annuity contracts are offered to the public through licensed insurance agents who specialize in selling our products; through independent insurance brokers; and through certain securities brokers/dealers selected by us whose personnel are legally authorized to sell annuity products. There are no special purchase plans for any class of prospective buyers. However, under certain limited circumstances described in the prospectus under the section Charges and Other Deductions, any applicable account fee and/or surrender charge may be reduced or waived.

Both before and after the annuity commencement date, there are exchange privileges between subaccounts, and from the VAA to the general account (if available) subject to restrictions set out in the prospectus. See The Contracts, in the prospectus. No exchanges are permitted between the VAA and other separate accounts.

The offering of the contracts is continuous.



Interest Adjustment Example
Note: This example is intended to show how the interest adjustment calculation impacts the surrender value of a representative contract. The surrender charges, annual account fee, adjustment factor, and guaranteed minimum interest rate values shown here are generally different from those that apply to specific contracts, particularly those contracts that deduct an initial sales load or pay a bonus on deposits. Calculations of the interest adjustment in your contract, if applicable, will be based on the factors applicable to your contract. The interest adjustment may be referred to as a market value adjustment in your contract.

                     SAMPLE CALCULATIONS FOR MALE 35 ISSUE

                             CASH SURRENDER VALUES



         Single Premium ...................       $50,000
         Premium taxes ....................       None
         Withdrawals ......................       None
         Guaranteed Period ................       5 years
         Guaranteed Interest Rate .........       3.50%
         Annuity Date .....................       Age 70
         Index Rate A .....................       3.50%
         Index Rate B .....................       4.00% End of contract year 1
                                                  3.50% End of contract year 2
                                                  3.00% End of contract year 3
                                                  2.00% End of contract year 4
         Percentage adjustment to B .......       0.50%



  Formula                       (1 + Index A)n
                        ------------------------------
                                                            -1
                        (1 + Index B + % Adjustment)n

                          SURRENDER VALUE CALCULATION



                                                      (3)
                     (1)            (2)               Adjusted
                     Annuity        Index Rate        Annuity
Contract Year        Value          Factor            Value
---------------      ---------      ------------      ----------
  1 ...........      $51,710         0.962268         $49,759
  2 ...........      $53,480         0.985646         $52,712
  3 ...........      $55,312         1.000000         $55,312
  4 ...........      $57,208         1.009756         $57,766
  5 ...........      $59,170            N/A           $59,170



                     (4)            (5)               (6)              (7)
                     Minimum        Greater of        Surrender        Surrender
Contract Year        Value          (3) & (4)         Charge           Value
---------------      ---------      ------------      -----------      ----------
  1 ...........      $50,710        $50,710           $4,250           $46,460
  2 ...........      $51,431        $52,712           $4,250           $48,462
  3 ...........      $52,162        $55,312           $4,000           $51,312
  4 ...........      $52,905        $57,766           $3,500           $54,266
  5 ...........      $53,658        $59,170           $3,000           $56,170

                           ANNUITY VALUE CALCULATION



                          BOY*                                                  Annual                  EOY**
                          Annuity                 Guaranteed                    Account                 Annuity
Contract Year             Value                   Interest Rate                 Fee                     Value
--------------------      ---------               ---------------               ---------               ----------
  1 ................      $50,000        x            1.035            -        $40            =        $51,710
  2 ................      $51,710        x            1.035            -        $40            =        $53,480
  3 ................      $53,480        x            1.035            -        $40            =        $55,312
  4 ................      $55,312        x            1.035            -        $40            =        $57,208
  5 ................      $57,208        x            1.035            -        $40            =        $59,170

                         SURRENDER CHARGE CALCULATION



                          Surrender
                          Charge                                           Surrender
Contract Year             Factor                   Deposit                 Charge
--------------------      ----------               ---------               ----------
  1 ................           8.5%       x        $50,000        =        $4,250
  2 ................           8.5%       x        $50,000        =        $4,250
  3 ................           8.0%       x        $50,000        =        $4,000
  4 ................           7.0%       x        $50,000        =        $3,500
  5 ................           6.0%       x        $50,000        =        $3,000

                            INDEX RATE FACTOR CALCULATION



Contract Year            Index A         Index B         Adj Index B         N           Result
------------------       ---------       ---------       -------------       -----       ---------
  1 ..............        3.50%           4.00%             4.50%             4          0.962268
  2 ..............        3.50%           3.50%             4.00%             3          0.985646
  3 ..............        3.50%           3.00%             3.50%             2          1.000000
  4 ..............        3.50%           2.00%             2.50%             1          1.009756
  5 ..............        3.50%            N/A               N/A             N/A            N/A

                           MINIMUM VALUE CALCULATION



                                                   Minimum                       Annual
                                                   Guaranteed                    Account                 Minimum
Contract Year                                      Interest Rate                 Fee                     Value
--------------------                               ---------------               ---------               ----------
  1 ................      $50,000         x            1.015            -        $40            =        $50,710
  2 ................      $50,710         x            1.015            -        $40            =        $51,431
  3 ................      $51,431         x            1.015            -        $40            =        $52,162
  4 ................      $52,162         x            1.015            -        $40            =        $52,905
  5 ................      $52,905         x            1.015            -        $40            =        $53,658

                               * BOY = beginning of year

                                          ** EOY = end of year



Annuity Payouts

Variable Annuity Payouts
Variable annuity payouts will be determined on the basis of:
 o the dollar value of the contract on the annuity commencement date less any applicable premium tax (and less any surrender charges on purchase payments in the contract for less than 12 months if bonus credits applied to the purchase payments);
 o the annuity tables contained in the contract;
 o the type of annuity option selected; and
 o the investment results of the fund(s) selected.

In order to determine the amount of variable annuity payouts, we make the following calculation:
 o first, we determine the dollar amount of the first payout;
 o second, we credit the contract with a fixed number of annuity units based on the amount of the first payout; and
 o third, we calculate the value of the annuity units each period thereafter.

These steps are explained below.

The dollar amount of the first periodic variable annuity payout is determined by applying the total value of the accumulation units credited under the contract valued as of the annuity commencement date (less any premium taxes) to the annuity tables contained in the contract. The first variable annuity payout will be paid 14 days after the annuity commencement date. This day of the month will become the day on which all future annuity payouts will be paid. Amounts shown in the tables are based on the 1983 Table "a" Individual Annuity Mortality Tables modified, with an assumed investment return at the rate of 3%, 4% or 5% per annum, depending on the terms of your contract. The first annuity payout is determined by multiplying the benefit per $1,000 of value shown in the contract tables by the number of thousands of dollars of value accumulated under the contract. These annuity tables vary according to the form of annuity selected and the age of the annuitant at the annuity commencement date. The assumed interest rate is the measuring point for subsequent annuity payouts. If the actual net investment rate (annualized) exceeds the assumed interest rate, the payout will increase at a rate equal to the amount of such excess.

Conversely, if the actual rate is less than the assumed interest rate, annuity payouts will decrease. If the assumed rate of interest were to be increased, annuity payouts would start at a higher level but would decrease more rapidly or increase more slowly.

We may use sex-distinct annuity tables in contracts that are not associated with employer sponsored plans and where not prohibited by law.

At an annuity commencement date, the contract is credited with annuity units for each subaccount on which variable annuity payouts are based. The number of annuity units to be credited is determined by dividing the amount of the first periodic payout by the value of an annuity unit in each subaccount selected. Although the number of annuity units is fixed by this process, the value of such units will vary with the value of the underlying fund. The amount of the second and subsequent periodic payouts is determined by multiplying the contractowner's fixed number of annuity units in each subaccount by the appropriate annuity unit value for the valuation date ending 14 days prior to the date that payout is due.

The value of each subaccount's annuity unit will be set initially at $1.00. The annuity unit value for each subaccount at the end of any valuation date is determined by multiplying the subaccount annuity unit value for the immediately preceding valuation date by the product of:
 o The net investment factor of the subaccount for the valuation period for which the annuity unit value is being determined, and
 o A factor to neutralize the assumed investment return in the annuity table.

The value of the annuity units is determined as of a valuation date 14 days prior to the payment date in order to permit calculation of amounts of annuity payouts and mailing of checks in advance of their due dates. Such checks will normally be issued and mailed at least three days before the due date.


Proof of Age, Sex and Survival

We may require proof of age, sex, or survival of any payee upon whose age, sex, or survival payments depend.



Examples of Regular Income Payment Calculations
These examples will illustrate the impact of the length of the access period and the impact of a withdrawal on the regular income payments. These examples assume that the investment return is the same as the assumed investment return
(AIR) to make the regular income payment calculations simpler to understand. The regular income payments will vary based on the investment performance of the underlying funds.


         Annuitant ...........................      Male, Age 65
         Secondary Life ......................      Female, Age 63
         Purchase Payment ....................      $200,000.00
         Regular Income Payment Frequency ....      Annual
         AIR .................................      4.0%
         Hypothetical Investment Return ......      4.0%

                                                    15-year Access Period         30-Year Access Period
         Regular Income Payment ..............      $ 10,795.64                   $9,974.48

A 10% withdrawal from the account value will reduce the regular income payments by 10% to $9,716.07 with the 15-year access period and $8,977.03 with the 30-year access period.

At the end of the 15-year access period, the remaining account value of $135,374.66 (assuming no withdrawals) will be used to continue the $10,795.64 regular income payment during the lifetime income period for the lives of the annuitant and secondary life. At the end of the 30-year access period, the remaining account value of $66,884.77 (assuming no withdrawals) will be used to continue the $9,974.48 regular income payment during the lifetime income period for the lives of the annuitant and secondary life. (Note: the regular income payments during the lifetime income period will vary with the investment performance of the underlying funds).



Determination of Accumulation and Annuity Unit Value
A description of the days on which accumulation and annuity units will be valued is given in the prospectus. The New York Stock Exchange's (NYSE) most recent announcement (which is subject to change) states that it will be closed on weekends and on these holidays: New Year's Day, Martin Luther King Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. If any of these holidays occurs on a weekend day, the Exchange may also be closed on the business day occurring just before or just after the holiday. It may also be closed on other days.

Since the portfolios of some of the fund and series will consist of securities primarily listed on foreign exchanges or otherwise traded outside the United States, those securities may be traded (and the net asset value of those fund and series and of the variable account could therefore be significantly affected) on days when the investor has no access to those funds and series.



Advertising
Lincoln National Life Insurance Company (Lincoln New York) is ranked and rated by independent financial rating services, including Moody's, Standard & Poor's, Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of Lincoln New York. The ratings are not intended to reflect the investment experience or financial strength of the

VAA. We may advertise these ratings from time to time. In addition, we may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Lincoln New York or the policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.



Additional Services
Dollar Cost Averaging (DCA) - You may systematically transfer, on a monthly basis, amounts from certain subaccounts, or the fixed side (if available) of the contract into the subaccounts. You may elect to participate in the DCA program at the time of application or at anytime before the annuity commencement date by completing an election form available from us. The minimum amount to be dollar cost averaged is $2,000 over any period between six and 60 months. Once elected, the program will remain in effect until the earlier of:
 o the annuity commencement date;
 o the value of the amount being DCA'd is depleted; or
 o you cancel the program by written request or by telephone if we have your telephone authorization on file.

A transfer made as part of this program is not considered a transfer for purposes of limiting the number of transfers that may be made, or assessing any charges or interest adjustment which may apply to transfers. Upon receipt of an additional purchase payment allocated to the DCA fixed account, the existing program duration will be extended to reflect the end date of the new DCA program. However, the existing interest crediting rate will not be extended. The existing interest crediting rate will expire at its originally scheduled expiration date and the value remaining in the DCA account from the original amount as well as any additional purchase payments will be credited with interest at the standard DCA rate at the time. We reserve the right to discontinue this program at any time. DCA does not assure a profit or protect against loss.

Automatic Withdrawal Service (AWS) - AWS provides an automatic, periodic withdrawal of contract value to you. AWS may take place on either a monthly, quarterly, semi-annual or annual basis, as selected by the contractowner. You may elect to participate in AWS at the time of application or at any time before the annuity commencement date by sending a written request to us. The minimum contract value required to establish AWS is $10,000. You may cancel or make changes to your AWS program at any time by sending a written request to us. If telephone authorization has been elected, certain changes may be made by telephone. Notwithstanding the requirements of the program, any withdrawal must be permitted under Section 401(a)(9) of the IRC for qualified plans or permitted under Section 72 of the IRC for non-qualified contracts. To the extent that withdrawals under AWS do not qualify for an exemption from the contingent deferred sales charge, we will assess any applicable surrender charges on those withdrawals. See Contingent deferred sales charges.

Cross Reinvestment Program/Earnings Sweep Program - Under this option, account value in a designated variable subaccount of the contract that exceeds a certain baseline amount is automatically transferred to another specific variable subaccount(s) of the contract at specific intervals. You may elect to participate in the cross reinvestment program at the time of application or at any time before the annuity commencement date by sending a written request to us or by telephone if we have your telephone authorization on file. You designate the holding account, the receiving account(s), and the baseline amount. Cross reinvestment will continue until we receive authorization to terminate the program.

The minimum holding account value required to establish cross-reinvestment is $10,000. A transfer under this program is not considered a transfer for purposes of limiting the number of transfers that may be made. We reserve the right to discontinue this service at any time.

Portfolio Rebalancing - Portfolio rebalancing is an option, which, if elected by the contractowner, restores to a pre-determined level the percentage of the contract value, allocated to each variable subaccount. This pre-determined level will be the allocation initially selected when the contract was purchased, unless subsequently changed. The portfolio rebalancing allocation may be changed at any time by submitting a written request to us. If portfolio rebalancing is elected, all purchase payments allocated to the variable subaccounts must be subject to portfolio rebalancing. Portfolio rebalancing may take place on either a monthly, quarterly, semi-annual or annual basis, as selected by the contractowner. Once the portfolio rebalancing option is activated, any variable subaccount transfers executed outside of the portfolio rebalancing program will terminate the portfolio rebalancing program. Any subsequent purchase payment or withdrawal that modifies the account balance within each variable subaccount may also cause termination of the portfolio rebalancing program. Any such termination will be confirmed to the contractowner. The contractowner may terminate the portfolio rebalancing program or re-enroll at any time by sending a written request to us. If telephone authorization has been elected, the contractowner may make these elections by phone. The portfolio rebalancing program is not available following the annuity commencement date.



Other Information
Due to differences in redemption rates, tax treatment or other considerations, the interests of contractowners under the variable life accounts could conflict with those of contractowners under the VAA. In those cases, where assets from variable life and variable annuity separate accounts are invested in the same fund(s) (i.e., where mixed funding occurs), the Boards of Directors of the fund involved will monitor for any material conflicts and determine what action, if any, should be taken. If it becomes necessary for any separate account to replace shares of any fund with another investment, that fund may have to liquidate securities on a disadvantageous basis. Refer to the prospectus for each fund for more information about mixed funding.



Financial Statements
Financial statements of the VAA and of Lincoln New York appear on the following pages.

                LINCOLN NEW YORK ACCOUNT N FOR VARIABLE ANNUITIES

LINCOLN NEW YORK ACCOUNT N FOR VARIABLE ANNUITIES

STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 2006

                                                                           CONTRACT
                                                                           PURCHASES
                                                                           DUE FROM
                                                                        LINCOLN LIFE &
                                                                            ANNUITY
                                                                            COMPANY
SUBACCOUNT                                                INVESTMENTS     OF NEW YORK   TOTAL ASSETS
----------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                             $   647,745     $      --      $   647,745
AIM V.I. Capital Appreciation Class II                        229,938            --          229,938
AIM V.I. Core Equity                                        1,414,659            --        1,414,659
AIM V.I. Core Equity Class II                                  45,405            --           45,405
AIM V.I. International Growth                                 615,273            --          615,273
AIM V.I. International Growth Class II                        382,675            --          382,675
ABVPSF Global Technology Class B                            1,725,803            --        1,725,803
ABVPSF Growth and Income Class B                           10,768,128            --       10,768,128
ABVPSF International Value Class B                          1,306,815           251        1,307,066
ABVPSF Large Cap Growth Class B                             2,256,428            --        2,256,428
ABVPSF Small/Mid Cap Value Class B                          3,057,054            --        3,057,054
American Century VP Inflation Protection Class 2           13,806,264           254       13,806,518
American Funds Global Growth Class 2                        9,123,769        81,820        9,205,589
American Funds Global Small Capitalization Class 2          9,674,075         1,960        9,676,035
American Funds Growth Class 2                              80,449,866            --       80,449,866
American Funds Growth-Income Class 2                       79,569,385         1,059       79,570,444
American Funds International Class 2                       36,446,326         2,013       36,448,339
Baron Capital Asset                                           164,277            --          164,277
Delaware VIPT Capital Reserves Service Class                  571,192            --          571,192
Delaware VIPT Diversified Income Service Class             12,026,890            --       12,026,890
Delaware VIPT Emerging Markets Service Class                9,549,333        79,838        9,629,171
Delaware VIPT High Yield                                    1,702,840            --        1,702,840
Delaware VIPT High Yield Service Class                     10,722,228         2,963       10,725,191
Delaware VIPT REIT                                          3,218,510            --        3,218,510
Delaware VIPT REIT Service Class                           17,223,685        80,168       17,303,853
Delaware VIPT Small Cap Value                               3,285,708            --        3,285,708
Delaware VIPT Small Cap Value Service Class                14,274,812            --       14,274,812
Delaware VIPT Trend                                         1,725,317            --        1,725,317
Delaware VIPT Trend Service Class                           5,588,159            --        5,588,159
Delaware VIPT U.S. Growth Service Class                     2,125,609            --        2,125,609
Delaware VIPT Value                                           848,640            --          848,640
Delaware VIPT Value Service Class                           8,277,882        50,273        8,328,155
DWS VIP Equity 500 Index                                    6,259,385            --        6,259,385
DWS VIP Equity 500 Index Service Class                      5,700,346           148        5,700,494
DWS VIP Small Cap Index 1,723,244                           1,723,244            --        1,723,244
DWS VIP Small Cap Index Service Class                       2,737,225            --        2,737,225
Fidelity VIP Contrafund Service Class 2                    22,723,699         3,881       22,727,580
Fidelity VIP Equity-Income                                  2,041,022            --        2,041,022
Fidelity VIP Equity-Income Service Class 2                  4,277,720            --        4,277,720
Fidelity VIP Growth                                           633,047            --          633,047
Fidelity VIP Growth Service Class 2                         2,895,068            --        2,895,068
Fidelity VIP Mid Cap Service Class 2                        7,077,066           784        7,077,850
Fidelity VIP Overseas                                         393,074            --          393,074
Fidelity VIP Overseas Service Class 2                       5,468,138         2,793        5,470,931
FTVIPT Franklin Income Securities Class 2                   3,928,617       129,981        4,058,598
FTVIPT Franklin Small-Mid Cap Growth Securities Class 2     5,063,155           555        5,063,710
FTVIPT Mutual Shares Securities Class 2                     3,357,898            --        3,357,898

                                                                             MORTALITY &
                                                                               EXPENSE
                                                             CONTRACT         GUARANTEE
                                                            REDEMPTIONS        CHARGES
                                                              DUE TO         PAYABLE TO
                                                          LINCOLN LIFE &   LINCOLN LIFE &
                                                              ANNUITY          ANNUITY
                                                              COMPANY          COMPANY
SUBACCOUNT                                                  OF NEW YORK      OF NEW YORK    NET ASSETS
-------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                                   $--          $       77     $   647,668
AIM V.I. Capital Appreciation Class II                           --                  28         229,910
AIM V.I. Core Equity                                             --                 169       1,414,490
AIM V.I. Core Equity Class II                                    --                   5          45,400
AIM V.I. International Growth                                    --                  71         615,202
AIM V.I. International Growth Class II                           --                  48         382,627
ABVPSF Global Technology Class B                                 --                 216       1,725,587
ABVPSF Growth and Income Class B                                145               1,392      10,766,591
ABVPSF International Value Class B                               --                 178       1,306,888
ABVPSF Large Cap Growth Class B                                  --                 276       2,256,152
ABVPSF Small/Mid Cap Value Class B                              264                 398       3,056,392
American Century VP Inflation Protection Class 2                 --               1,748      13,804,770
American Funds Global Growth Class 2                             --               1,262       9,204,327
American Funds Global Small Capitalization Class 2               --               1,280       9,674,755
American Funds Growth Class 2                                   588              10,691      80,438,587
American Funds Growth-Income Class 2                             --              10,581      79,559,863
American Funds International Class 2                             --               4,795      36,443,544
Baron Capital Asset                                              --                  24         164,253
Delaware VIPT Capital Reserves Service Class                     --                  68         571,124
Delaware VIPT Diversified Income Service Class                   44               1,585      12,025,261
Delaware VIPT Emerging Markets Service Class                     --               1,250       9,627,921
Delaware VIPT High Yield                                         --                 196       1,702,644
Delaware VIPT High Yield Service Class                           --               1,392      10,723,799
Delaware VIPT REIT                                               --                 369       3,218,141
Delaware VIPT REIT Service Class                                 --               2,259      17,301,594
Delaware VIPT Small Cap Value                                    --                 381       3,285,327
Delaware VIPT Small Cap Value Service Class                     114               1,948      14,272,750
Delaware VIPT Trend                                              --                 200       1,725,117
Delaware VIPT Trend Service Class                               137                 741       5,587,281
Delaware VIPT U.S. Growth Service Class                         135                 270       2,125,204
Delaware VIPT Value                                              --                  98         848,542
Delaware VIPT Value Service Class                                --               1,107       8,327,048
DWS VIP Equity 500 Index                                        510                 784       6,258,091
DWS VIP Equity 500 Index Service Class                           --                 721       5,699,773
DWS VIP Small Cap Index                                          --                 216       1,723,028
DWS VIP Small Cap Index Service Class                            17                 373       2,736,835
Fidelity VIP Contrafund Service Class 2                          --               3,098      22,724,482
Fidelity VIP Equity-Income                                       --                 236       2,040,786
Fidelity VIP Equity-Income Service Class 2                       41                 556       4,277,123
Fidelity VIP Growth                                              --                  73         632,974
Fidelity VIP Growth Service Class 2                              10                 368       2,894,690
Fidelity VIP Mid Cap Service Class 2                             --                 958       7,076,892
Fidelity VIP Overseas                                            --                  45         393,029
Fidelity VIP Overseas Service Class 2                            --                 695       5,470,236
FTVIPT Franklin Income Securities Class 2                        --                 555       4,058,043
FTVIPT Franklin Small-Mid Cap Growth Securities Class 2          --                 672       5,063,038
FTVIPT Mutual Shares Securities Class 2                          21                 462       3,357,415

See accompanying notes.

                                                                           CONTRACT
                                                                           PURCHASES
                                                                           DUE FROM
                                                                        LINCOLN LIFE &
                                                                            ANNUITY
                                                                            COMPANY
SUBACCOUNT                                                INVESTMENTS     OF NEW YORK   TOTAL ASSETS
----------------------------------------------------------------------------------------------------
FTVIPT Templeton Global Income Securities Class 2         $ 2,762,924       $   --       $ 2,762,924
FTVIPT Templeton Growth Securities Class 2                  8,916,353        2,683         8,919,036
Janus Aspen Series Balanced Service Shares                  1,117,020           --         1,117,020
Janus Aspen Series Mid Cap Growth Service Shares            1,093,061          297         1,093,358
Janus Aspen Series Worldwide Growth Service Shares             38,146           --            38,146
Lincoln VIPT Aggressive Growth                                 86,571           --            86,571
Lincoln VIPT Aggressive Growth Service Class                  486,267           --           486,267
Lincoln VIPT Aggressive Profile Service Class               1,423,396           --         1,423,396
Lincoln VIPT Bond                                          23,408,780           --        23,408,780
Lincoln VIPT Bond Service Class                            25,954,819        1,816        25,956,635
Lincoln VIPT Capital Appreciation                             239,520           --           239,520
Lincoln VIPT Capital Appreciation Service Class               380,189           --           380,189
Lincoln VIPT Conservative Profile Service Class             2,523,015           --         2,523,015
Lincoln VIPT Core Service Class                               244,259           --           244,259
Lincoln VIPT Equity-Income Service Class                      576,547           --           576,547
Lincoln VIPT Global Asset Allocation                          684,388           --           684,388
Lincoln VIPT Global Asset Allocation Service Class          1,794,924           --         1,794,924
Lincoln VIPT Growth Service Class                              45,562           --            45,562
Lincoln VIPT Growth and Income Service Class                  482,222           --           482,222
Lincoln VIPT Growth Opportunities Service Class               488,384           --           488,384
Lincoln VIPT International                                  3,754,091           --         3,754,091
Lincoln VIPT International Service Class                    9,567,407       77,972         9,645,379
Lincoln VIPT Moderate Profile Service Class                19,094,728           --        19,094,728
Lincoln VIPT Moderately Aggressive Profile Service Class    8,378,328           --         8,378,328
Lincoln VIPT Money Market                                   6,753,955           --         6,753,955
Lincoln VIPT Money Market Service Class                    10,635,392           --        10,635,392
Lincoln VIPT Social Awareness                               1,468,073           --         1,468,073
Lincoln VIPT Social Awareness Service Class                 3,435,732           --         3,435,732
MFS VIT Capital Opportunities Service Class                   181,986           --           181,986
MFS VIT Emerging Growth                                       391,330           --           391,330
MFS VIT Emerging Growth Service Class                         546,441           --           546,441
MFS VIT Total Return                                        2,969,808           --         2,969,808
MFS VIT Total Return Service Class                         13,945,074           --        13,945,074
MFS VIT Utilities                                           1,806,387           --         1,806,387
MFS VIT Utilities Service Class                             7,909,252       27,295         7,936,547
NB AMT Mid-Cap Growth                                       6,802,054            6         6,802,060
NB AMT Regency                                              8,889,253           --         8,889,253
Putnam VT Growth  & Income Class IB                           114,892           --           114,892
Putnam VT Health Sciences Class IB                            189,114           --           189,114

                                                                             MORTALITY &
                                                                               EXPENSE
                                                             CONTRACT         GUARANTEE
                                                            REDEMPTIONS        CHARGES
                                                              DUE TO         PAYABLE TO
                                                          LINCOLN LIFE &   LINCOLN LIFE &
                                                              ANNUITY          ANNUITY
                                                              COMPANY          COMPANY
SUBACCOUNT                                                  OF NEW YORK      OF NEW YORK    NET ASSETS
------------------------------------------------------------------------------------------------------
FTVIPT Templeton Global Income Securities Class 2             $   --           $  377      $ 2,762,547
FTVIPT Templeton Growth Securities Class 2                        --            1,185        8,917,851
Janus Aspen Series Balanced Service Shares                        --              143        1,116,877
Janus Aspen Series Mid Cap Growth Service Shares                  --              142        1,093,216
Janus Aspen Series Worldwide Growth Service Shares                --                5           38,141
Lincoln VIPT Aggressive Growth                                    --               11           86,560
Lincoln VIPT Aggressive Growth Service Class                      --               60          486,207
Lincoln VIPT Aggressive Profile Service Class                     --              187        1,423,209
Lincoln VIPT Bond                                                267            2,898       23,405,615
Lincoln VIPT Bond Service Class                                   --            3,388       25,953,247
Lincoln VIPT Capital Appreciation                                 --               29          239,491
Lincoln VIPT Capital Appreciation Service Class                   --               49          380,140
Lincoln VIPT Conservative Profile Service Class                   --              342        2,522,673
Lincoln VIPT Core Service Class                                   --               34          244,225
Lincoln VIPT Equity-Income Service Class                          --               82          576,465
Lincoln VIPT Global Asset Allocation                              --               86          684,302
Lincoln VIPT Global Asset Allocation Service Class                --              249        1,794,675
Lincoln VIPT Growth Service Class                                 --                7           45,555
Lincoln VIPT Growth and Income Service Class                   1,273               66          480,883
Lincoln VIPT Growth Opportunities Service Class                   --               68          488,316
Lincoln VIPT International                                        20              478        3,753,593
Lincoln VIPT International Service Class                          --            1,247        9,644,132
Lincoln VIPT Moderate Profile Service Class                      319            2,465       19,091,944
Lincoln VIPT Moderately Aggressive Profile Service Clas           58            1,074        8,377,196
Lincoln VIPT Money Market                                         45              827        6,753,083
Lincoln VIPT Money Market Service Class                          144            1,392       10,633,856
Lincoln VIPT Social Awareness                                     34              188        1,467,851
Lincoln VIPT Social Awareness Service Class                      136              449        3,435,147
MFS VIT Capital Opportunities Service Class                       --               24          181,962
MFS VIT Emerging Growth                                           --               45          391,285
MFS VIT Emerging Growth Service Class                             --               70          546,371
MFS VIT Total Return                                              --              343        2,969,465
MFS VIT Total Return Service Class                               196            1,868       13,943,010
MFS VIT Utilities                                                 --              208        1,806,179
MFS VIT Utilities Service Class                                   --            1,075        7,935,472
NB AMT Mid-Cap Growth                                             --              907        6,801,153
NB AMT Regency                                                   176            1,170        8,887,907
Putnam VT Growth & Income Class IB                                --               15          114,877
Putnam VT Health Sciences Class IB                                --               24          189,090

See accompanying notes.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER  31, 2006

                                                                         MORTALITY
                                                            DIVIDENDS       AND           NET
                                                              FROM        EXPENSE     INVESTMENT
                                                           INVESTMENT    GUARANTEE      INCOME
SUBACCOUNT                                                   INCOME       CHARGES       (LOSS)
------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                              $      369   $    (6,499)  $  (6,130)
AIM V.I. Capital Appreciation Class II                             --        (2,201)     (2,201)
AIM V.I. Core Equity                                            7,551       (14,317)     (6,766)
AIM V.I. Core Equity Class II                                     233          (427)       (194)
AIM V.I. International Growth                                   5,724        (8,214)     (2,490)
AIM V.I. International Growth Class II                          3,104        (4,673)     (1,569)
ABVPSF Global Technology Class B                                   --       (25,384)    (25,384)
ABVPSF Growth and Income Class B                              115,115      (152,862)    (37,747)
ABVPSF International Value Class B                                 --        (4,069)     (4,069)
ABVPSF Large Cap Growth Class B                                    --       (37,817)    (37,817)
ABVPSF Small/Mid Cap Value Class B                              5,821       (39,747)    (33,926)
American Century VP Inflation Protection Class 2              439,225      (202,472)    236,753
American Funds Global Growth Class 2                           55,267      (105,118)    (49,851)
American Funds Global Small Capitalization Class 2             38,982      (130,846)    (91,864)
American Funds Growth Class 2                                 596,695    (1,035,566)   (438,871)
American Funds Growth-Income Class 2                        1,134,691    (1,017,639)    117,052
American Funds International Class 2                          546,355      (464,998)     81,357
Baron Capital Asset                                                --          (559)       (559)
Delaware VIPT Capital Reserves Service Class                   21,255        (7,195)     14,060
Delaware VIPT Diversified Income Service Class                124,733      (158,758)    (34,025)
Delaware VIPT Emerging Markets Service Class                   67,046      (116,154)    (49,108)
Delaware VIPT High Yield                                      109,478       (23,035)     86,443
Delaware VIPT High Yield Service Class                        562,848      (143,348)    419,500
Delaware VIPT REIT                                             54,615       (40,984)     13,631
Delaware VIPT REIT Service Class                              215,733      (222,730)     (6,997)
Delaware VIPT Small Cap Value                                   8,068       (45,616)    (37,548)
Delaware VIPT Small Cap Value Service Class                     2,288      (183,374)   (181,086)
Delaware VIPT Trend                                                --       (25,330)    (25,330)
Delaware VIPT Trend Service Class                                  --       (85,974)    (85,974)
Delaware VIPT U.S. Growth Service Class                            --       (32,458)    (32,458)
Delaware VIPT Value                                            10,670        (9,997)        673
Delaware VIPT Value Service Class                              74,944       (97,471)    (22,527)
DWS VIP Equity 500 Index                                       71,044       (91,984)    (20,940)
DWS VIP Equity 500 Index Service Class                         40,858       (73,225)    (32,367)
DWS VIP Small Cap Index                                        10,997       (25,552)    (14,555)
DWS VIP Small Cap Index Service Class                           6,853       (33,848)    (26,995)
Fidelity VIP Contrafund Service Class 2                       178,569      (263,931)    (85,362)
Fidelity VIP Equity-Income                                     63,619       (27,144)     36,475
Fidelity VIP Equity-Income Service Class 2                    116,649       (62,014)     54,635
Fidelity VIP Growth                                             2,829        (9,533)     (6,704)
Fidelity VIP Growth Service Class 2                             3,929       (39,555)    (35,626)
Fidelity VIP Mid Cap Service Class 2                            3,865       (68,142)    (64,277)
Fidelity VIP Overseas                                           3,523        (5,444)     (1,921)
Fidelity VIP Overseas Service Class 2                          32,938       (75,074)    (42,136)
FTVIPT Franklin Income Securities Class 2                       3,794       (12,070)     (8,276)
FTVIPT Franklin Small-Mid Cap Growth Securities Class 2            --       (71,440)    (71,440)
FTVIPT Mutual Shares Securities Class 2                            41       (13,656)    (13,615)
FTVIPT Templeton Global Income Securities Class 2              40,168       (22,746)     17,422
FTVIPT Templeton Growth Securities Class 2                     90,416      (109,450)    (19,034)
Janus Aspen Series Balanced Service Shares                     20,922       (17,076)      3,846
Janus Aspen Series Mid Cap Growth Service Shares                   --       (17,610)    (17,610)
Janus Aspen Series Worldwide Growth Service Shares                566          (533)         33
Lincoln VIPT Aggressive Growth                                     --        (1,272)     (1,272)
Lincoln VIPT Aggressive Growth Service Class                       --        (4,078)     (4,078)
Lincoln VIPT Aggressive Profile Service Class                   6,273       (16,817)    (10,544)
Lincoln VIPT Bond                                           1,025,267      (347,900)    677,367
Lincoln VIPT Bond Service Class                             1,064,048      (371,250)    692,798

See accompanying notes.

                                                               NET        DIVIDENDS     TOTAL NET
                                                            REALIZED      FROM NET      REALIZED
                                                              GAIN        REALIZED     GAIN (LOSS)
                                                           (LOSS) ON       GAIN ON         ON
SUBACCOUNT                                                 INVESTMENTS   INVESTMENTS   INVESTMENTS
--------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                               $ (7,784)    $       --    $   (7,784)
AIM V.I. Capital Appreciation Class II                          (195)            --          (195)
AIM V.I. Core Equity                                           3,297             --         3,297
AIM V.I. Core Equity Class II                                   (383)            --          (383)
AIM V.I. International Growth                                 47,408             --        47,408
AIM V.I. International Growth Class II                        13,613             --        13,613
ABVPSF Global Technology Class B                              (7,735)            --        (7,735)
ABVPSF Growth and Income Class B                             164,370        516,857       681,227
ABVPSF International Value Class B                             1,427             --         1,427
ABVPSF Large Cap Growth Class B                               54,916             --        54,916
ABVPSF Small/Mid Cap Value Class B                            39,901        171,847       211,748
American Century VP Inflation Protection Class 2             (78,552)            --       (78,552)
American Funds Global Growth Class 2                          90,998             --        90,998
American Funds Global Small Capitalization Class 2           433,934        435,663       869,597
American Funds Growth Class 2                                894,005        399,317     1,293,322
American Funds Growth-Income Class 2                         672,513      1,509,092     2,181,605
American Funds International Class 2                         812,971        268,071     1,081,042
Baron Capital Asset                                              555             --           555
Delaware VIPT Capital Reserves Service Class                  (1,355)            --        (1,355)
Delaware VIPT Diversified Income Service Class                29,428             --        29,428
Delaware VIPT Emerging Markets Service Class                 176,555        169,763       346,318
Delaware VIPT High Yield                                      19,766             --        19,766
Delaware VIPT High Yield Service Class                        48,643             --        48,643
Delaware VIPT REIT                                           137,270        182,097       319,367
Delaware VIPT REIT Service Class                             287,846        811,773     1,099,619
Delaware VIPT Small Cap Value                                195,749        214,183       409,932
Delaware VIPT Small Cap Value Service Class                  165,354        622,505       787,859
Delaware VIPT Trend                                           94,550             --        94,550
Delaware VIPT Trend Service Class                            124,414             --       124,414
Delaware VIPT U.S. Growth Service Class                       49,491             --        49,491
Delaware VIPT Value                                           19,386         14,118        33,504
Delaware VIPT Value Service Class                             75,039        115,750       190,789
DWS VIP Equity 500 Index                                     185,056             --       185,056
DWS VIP Equity 500 Index Service Class                        53,461             --        53,461
DWS VIP Small Cap Index                                       45,885         73,571       119,456
DWS VIP Small Cap Index Service Class                         18,735         79,042        97,777
Fidelity VIP Contrafund Service Class 2                      190,480      1,734,098     1,924,578
Fidelity VIP Equity-Income                                    50,456        230,644       281,100
Fidelity VIP Equity-Income Service Class 2                    43,967        482,469       526,436
Fidelity VIP Growth                                            1,620             --         1,620
Fidelity VIP Growth Service Class 2                           30,541             --        30,541
Fidelity VIP Mid Cap Service Class 2                          11,326        257,708       269,034
Fidelity VIP Overseas                                         23,614          2,449        26,063
Fidelity VIP Overseas Service Class 2                        128,667         28,546       157,213
FTVIPT Franklin Income Securities Class 2                       (848)           507          (341)
FTVIPT Franklin Small-Mid Cap Growth Securities Class 2      128,177             --       128,177
FTVIPT Mutual Shares Securities Class 2                       16,139            104        16,243
FTVIPT Templeton Global Income Securities Class 2              6,935             --         6,935
FTVIPT Templeton Growth Securities Class 2                   207,973        251,891       459,864
Janus Aspen Series Balanced Service Shares                    15,887             --        15,887
Janus Aspen Series Mid Cap Growth Service Shares              67,396             --        67,396
Janus Aspen Series Worldwide Growth Service Shares               152             --           152
Lincoln VIPT Aggressive Growth                                   285             --           285
Lincoln VIPT Aggressive Growth Service Class                   2,449             --         2,449
Lincoln VIPT Aggressive Profile Service Class                  5,855             41         5,896
Lincoln VIPT Bond                                            (53,952)            --       (53,952)
Lincoln VIPT Bond Service Class                              (78,184)            --       (78,184)

                                                              NET CHANGE      NET INCREASE
                                                            IN UNREALIZED    (DECREASE) IN
                                                           APPRECIATION OR     NET ASSETS
                                                             DEPRECIATION    RESULTING FROM
SUBACCOUNT                                                  ON INVESTMENTS     OPERATIONS
-------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                                $   (2,208)     $  (16,122)
AIM V.I. Capital Appreciation Class II                           (1,065)         (3,461)
AIM V.I. Core Equity                                            111,211         107,742
AIM V.I. Core Equity Class II                                     3,497           2,920
AIM V.I. International Growth                                    89,661         134,579
AIM V.I. International Growth Class II                           50,746          62,790
ABVPSF Global Technology Class B                                157,922         124,803
ABVPSF Growth and Income Class B                                757,316       1,400,796
ABVPSF International Value Class B                              102,296          99,654
ABVPSF Large Cap Growth Class B                                 (92,265)        (75,166)
ABVPSF Small/Mid Cap Value Class B                              134,950         312,772
American Century VP Inflation Protection Class 2               (135,135)         23,066
American Funds Global Growth Class 2                          1,066,115       1,107,262
American Funds Global Small Capitalization Class 2              758,701       1,536,434
American Funds Growth Class 2                                 4,853,417       5,707,868
American Funds Growth-Income Class 2                          6,100,177       8,398,834
American Funds International Class 2                          3,585,386       4,747,785
Baron Capital Asset                                               8,301           8,297
Delaware VIPT Capital Reserves Service Class                      2,734          15,439
Delaware VIPT Diversified Income Service Class                  612,115         607,518
Delaware VIPT Emerging Markets Service Class                  1,451,285       1,748,495
Delaware VIPT High Yield                                         64,696         170,905
Delaware VIPT High Yield Service Class                          458,989         927,132
Delaware VIPT REIT                                              461,378         794,376
Delaware VIPT REIT Service Class                              2,653,031       3,745,653
Delaware VIPT Small Cap Value                                    85,341         457,725
Delaware VIPT Small Cap Value Service Class                     787,331       1,394,104
Delaware VIPT Trend                                              37,154         106,374
Delaware VIPT Trend Service Class                               218,278         256,718
Delaware VIPT U.S. Growth Service Class                          (7,367)          9,666
Delaware VIPT Value                                             113,604         147,781
Delaware VIPT Value Service Class                             1,076,044       1,244,306
DWS VIP Equity 500 Index                                        623,397         787,513
DWS VIP Equity 500 Index Service Class                          621,457         642,551
DWS VIP Small Cap Index                                         137,385         242,286
DWS VIP Small Cap Index Service Class                           222,983         293,765
Fidelity VIP Contrafund Service Class 2                        (265,499)      1,573,717
Fidelity VIP Equity-Income                                       18,609         336,184
Fidelity VIP Equity-Income Service Class 2                       77,302         658,373
Fidelity VIP Growth                                              39,687          34,603
Fidelity VIP Growth Service Class 2                             132,788         127,703
Fidelity VIP Mid Cap Service Class 2                            171,432         376,189
Fidelity VIP Overseas                                            32,239          56,381
Fidelity VIP Overseas Service Class 2                           618,677         733,754
FTVIPT Franklin Income Securities Class 2                       134,787         126,170
FTVIPT Franklin Small-Mid Cap Growth Securities Class 2         249,034         305,771
FTVIPT Mutual Shares Securities Class 2                         202,183         204,811
FTVIPT Templeton Global Income Securities Class 2               121,223         145,580
FTVIPT Templeton Growth Securities Class 2                      869,276       1,310,106
Janus Aspen Series Balanced Service Shares                       72,000          91,733
Janus Aspen Series Mid Cap Growth Service Shares                 69,266         119,052
Janus Aspen Series Worldwide Growth Service Shares                5,157           5,342
Lincoln VIPT Aggressive Growth                                    7,035           6,048
Lincoln VIPT Aggressive Growth Service Class                     27,097          25,468
Lincoln VIPT Aggressive Profile Service Class                   159,110         154,462
Lincoln VIPT Bond                                                93,735         717,150
Lincoln VIPT Bond Service Class                                 132,296         746,910

                                                            DIVIDENDS    MORTALITY        NET
                                                              FROM      AND EXPENSE   INVESTMENT
                                                           INVESTMENT    GUARANTEE      INCOME
SUBACCOUNT                                                   INCOME       CHARGES       (LOSS)
------------------------------------------------------------------------------------------------
Lincoln VIPT Capital Appreciation                           $    436    $  (3,410)     $ (2,974)
Lincoln VIPT Capital Appreciation Service Class                   --       (5,366)       (5,366)
Lincoln VIPT Conservative Profile Service Class               31,075      (30,357)          718
Lincoln VIPT Core Service Class                                  916       (2,024)       (1,108)
Lincoln VIPT Equity-Income Service Class                       4,234       (5,073)         (839)
Lincoln VIPT Global Asset Allocation                           9,067       (9,411)         (344)
Lincoln VIPT Global Asset Allocation Service Class            17,638      (13,742)        3,896
Lincoln VIPT Growth Service Class                                 --         (154)         (154)
Lincoln VIPT Growth and Income Service Class                   4,473       (6,013)       (1,540)
Lincoln VIPT Growth Opportunities Service Class                   --       (5,628)       (5,628)
Lincoln VIPT International                                   102,934      (53,766)       49,168
Lincoln VIPT International Service Class                     227,370     (125,896)      101,474
Lincoln VIPT Moderate Profile Service Class                  114,331     (212,276)      (97,945)
Lincoln VIPT Moderately Aggressive Profile Service Class      51,540      (81,005)      (29,465)
Lincoln VIPT Money Market                                    333,178     (109,167)      224,011
Lincoln VIPT Money Market Service Class                      337,346     (120,252)      217,094
Lincoln VIPT Social Awareness                                 12,315      (21,788)       (9,473)
Lincoln VIPT Social Awareness Service Class                   21,328      (49,937)      (28,609)
MFS VIT Capital Opportunities Service Class                      306       (2,849)       (2,543)
MFS VIT Emerging Growth                                           --       (5,721)       (5,721)
MFS VIT Emerging Growth Service Class                             --       (8,672)       (8,672)
MFS VIT Total Return                                          72,889      (41,431)       31,458
MFS VIT Total Return Service Class                           227,073     (182,981)       44,092
MFS VIT Utilities                                             33,225      (23,088)       10,137
MFS VIT Utilities Service Class                              107,025      (98,012)        9,013
NB AMT Mid-Cap Growth                                             --      (89,324)      (89,324)
NB AMT Regency                                                33,480     (125,433)      (91,953)
Putnam VT Growth & Income Class IB                             1,590       (1,708)         (118)
Putnam VT Health Sciences Class IB                               754       (3,303)       (2,549)

See accompanying notes.

                                                                           DIVIDENDS        TOTAL
                                                           NET REALIZED    FROM NET     NET REALIZED
                                                            GAIN (LOSS)    REALIZED      GAIN (LOSS)
                                                                ON         GAIN ON           ON
SUBACCOUNT                                                 INVESTMENTS    INVESTMENTS   INVESTMENTS
----------------------------------------------------------------------------------------------------
Lincoln VIPT Capital Appreciation                            $  2,166      $     --       $  2,166
Lincoln VIPT Capital Appreciation Service Class                 1,289            --          1,289
Lincoln VIPT Conservative Profile Service Class                30,888           531         31,419
Lincoln VIPT Core Service Class                                 1,728            --          1,728
Lincoln VIPT Equity-Income Service Class                          271        20,440         20,711
Lincoln VIPT Global Asset Allocation                            5,912        29,936         35,848
Lincoln VIPT Global Asset Allocation Service Class              1,351        18,707         20,058
Lincoln VIPT Growth Service Class                                (193)           --           (193)
Lincoln VIPT Growth and Income Service Class                      446            --            446
Lincoln VIPT Growth Opportunities Service Class                (6,921)           --         (6,921)
Lincoln VIPT International                                    200,041            --        200,041
Lincoln VIPT International Service Class                      205,215            --        205,215
Lincoln VIPT Moderate Profile Service Class                   115,673           637        116,310
Lincoln VIPT Moderately Aggressive Profile Service Class       17,041           234         17,275
Lincoln VIPT Money Market                                          --            --             --
Lincoln VIPT Money Market Service Class                            --            --             --
Lincoln VIPT Social Awareness                                  32,818            --         32,818
Lincoln VIPT Social Awareness Service Class                    54,620            --         54,620
MFS VIT Capital Opportunities Service Class                     4,642            --          4,642
MFS VIT Emerging Growth                                        14,376            --         14,376
MFS VIT Emerging Growth Service Class                          21,220            --         21,220
MFS VIT Total Return                                           60,144        97,687        157,831
MFS VIT Total Return Service Class                             60,536       332,834        393,370
MFS VIT Utilities                                              72,520        63,095        135,615
MFS VIT Utilities Service Class                               144,745       218,121        362,866
NB AMT Mid-Cap Growth                                         172,951            --        172,951
NB AMT Regency                                                102,165       464,153        566,318
Putnam VT Growth & Income Class IB                                493         2,477          2,970
Putnam VT Health Sciences Class IB                             17,504            --         17,504

                                                              NET CHANGE      NET INCREASE
                                                            IN UNREALIZED    (DECREASE) IN
                                                           APPRECIATION OR     NET ASSETS
                                                           DEPRECIATION ON   RESULTING FROM
SUBACCOUNT                                                   INVESTMENTS       OPERATIONS
-------------------------------------------------------------------------------------------
Lincoln VIPT Capital Appreciation                             $   18,365       $   17,557
Lincoln VIPT Capital Appreciation Service Class                   30,748           26,671
Lincoln VIPT Conservative Profile Service Class                  140,859          172,996
Lincoln VIPT Core Service Class                                   13,498           14,118
Lincoln VIPT Equity-Income Service Class                          10,934           30,806
Lincoln VIPT Global Asset Allocation                              41,423           76,927
Lincoln VIPT Global Asset Allocation Service Class               105,468          129,422
Lincoln VIPT Growth Service Class                                    960              613
Lincoln VIPT Growth and Income Service Class                      41,394           40,300
Lincoln VIPT Growth Opportunities Service Class                    1,573          (10,976)
Lincoln VIPT International                                       602,140          851,349
Lincoln VIPT International Service Class                       1,679,768        1,986,457
Lincoln VIPT Moderate Profile Service Class                    1,465,423        1,483,788
Lincoln VIPT Moderately Aggressive Profile Service Class         725,129          712,939
Lincoln VIPT Money Market                                             --          224,011
Lincoln VIPT Money Market Service Class                               --          217,094
Lincoln VIPT Social Awareness                                    118,482          141,827
Lincoln VIPT Social Awareness Service Class                      289,676          315,687
MFS VIT Capital Opportunities Service Class                       17,576           19,675
MFS VIT Emerging Growth                                           15,349           24,004
MFS VIT Emerging Growth Service Class                             19,931           32,479
MFS VIT Total Return                                             101,159          290,448
MFS VIT Total Return Service Class                               729,133        1,166,595
MFS VIT Utilities                                                287,972          433,724
MFS VIT Utilities Service Class                                1,233,794        1,605,673
NB AMT Mid-Cap Growth                                            586,755          670,382
NB AMT Regency                                                   281,834          756,199
Putnam VT Growth & Income Class IB                                11,338           14,190
Putnam VT Health Sciences Class IB                               (13,579)           1,376

STATEMENTS OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2005 AND 2006

                                                  AIM V.I.
                                   AIM V.I.       CAPITAL                      AIM V.I.
                                   CAPITAL      APPRECIATION     AIM V.I.    CORE EQUITY
                                 APPRECIATION     CLASS II     CORE EQUITY     CLASS II
                                  SUBACCOUNT     SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
                                 ------------   ------------   -----------   -----------
NET ASSETS AT JANUARY 1, 2005      $     --       $     --      $       --     $    --
Changes From Operations:
   - Net investment income
      (loss)                             --             --              --          --
   - Net realized gain (loss)
      on investments                     --             --              --          --
   - Net change in unrealized
      appreciation or
      depreciation on
      investments                        --             --              --          --
                                   --------       --------      ----------     -------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS                            --             --              --          --
Changes From Unit
   Transactions:
   Accumulation Units:
   - Contract purchases                  --             --              --          --
   - Contract withdrawals and
      transfers to annuity
      reserves                           --             --              --          --
   - Contract transfers                  --             --              --          --
                                   --------       --------      ----------     -------
                                         --             --              --          --
   Annuity Reserves:
   - Transfer from
      accumulation units and
      between subaccounts                --             --              --          --
   - Annuity Payments                    --             --              --          --
   - Receipt (reimbursement)
      of mortality guarantee
      adjustment                         --             --              --          --
                                   --------       --------      ----------     -------
                                         --             --              --          --
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM UNIT
   TRANSACTIONS                          --             --              --          --
                                   --------       --------      ----------     -------
TOTAL INCREASE (DECREASE) IN
   NET ASSETS                            --             --              --          --
                                   --------       --------      ----------     -------
NET ASSETS AT DECEMBER 31,
   2005                                  --             --              --          --
Changes From Operations:
   - Net investment income
      (loss)                         (6,130)        (2,201)         (6,766)       (194)
   - Net realized gain (loss)
      on investments                 (7,784)          (195)          3,297        (383)
   - Net change in unrealized
      appreciation or
      depreciation on
      investments                    (2,208)        (1,065)        111,211       3,497
                                   --------       --------      ----------     -------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS                       (16,122)        (3,461)        107,742       2,920
Changes From Unit
   Transactions:
   Accumulation Units:
   - Contract purchases               1,140             --              --         758
   - Contract withdrawals and
      transfers to annuity
      reserves                      (34,843)        (1,051)       (188,184)         (1)
   - Contract transfers             698,491        234,422       1,494,932      41,723
                                   --------       --------      ----------     -------
                                    664,788        233,371       1,306,748      42,480
   Annuity Reserves:
   - Annuity Payments                  (998)            --              --          --
   - Receipt (reimbursement)
      of mortality guarantee
      adjustment                         --             --              --          --
                                   --------       --------      ----------     -------
                                       (998)            --              --          --
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM UNIT
   TRANSACTIONS                     663,790        233,371       1,306,748      42,480
                                   --------       --------      ----------     -------
TOTAL INCREASE (DECREASE) IN
   NET ASSETS                       647,668        229,910       1,414,490      45,400
                                   --------       --------      ----------     -------
NET ASSETS AT DECEMBER 31,
   2006                            $647,668       $229,910      $1,414,490     $45,400
                                   ========       ========      ==========     =======

See accompanying notes.

                                                    AIM V.I.       ABVPSF        ABVPSF         ABVPSF
                                    AIM V.I.     INTERNATIONAL     GLOBAL        GROWTH     INTERNATIONAL
                                 INTERNATIONAL       GROWTH      TECHNOLOGY    AND INCOME       VALUE
                                     GROWTH         CLASS II      CLASS B       CLASS B        CLASS B
                                   SUBACCOUNT      SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
                                 -------------   -------------   ----------   -----------   -------------
NET ASSETS AT JANUARY 1, 2005      $449,530        $195,966      $1,308,015   $7,289,970      $       --
Changes From Operations:
   - Net investment income
      (loss)                         (3,183)         (2,034)        (20,415)      (20,198)            --
   - Net realized gain (loss)
      on investments                 17,729          13,120         (32,555)       92,478             --
   - Net change in unrealized
      appreciation or
      depreciation on
      investments                    60,733          27,521         104,862       183,175             --
                                   --------        --------      ----------   -----------     ----------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS                        75,279          38,607          51,892       255,455             --
Changes From Unit
   Transactions:
   Accumulation Units:
   - Contract purchases                 218             216         326,032     1,625,928             --
   - Contract withdrawals and
      transfers to annuity
      reserves                      (20,806)         (2,195)       (185,443)     (705,339)            --
   - Contract transfers              46,045          35,760          83,760       392,163             --
                                   --------        --------      ----------   -----------     ----------
                                     25,457          33,781         224,349     1,312,752             --
   Annuity Reserves:
   - Transfer from
      accumulation units and
      between subaccounts                --              --              --            --             --
   - Annuity Payments                    --              --              --          (512)            --
   - Receipt (reimbursement)
      of mortality guarantee
      adjustment                         --              --              --            27             --
                                   --------        --------      ----------   -----------     ----------
                                         --              --              --          (485)            --
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM UNIT
   TRANSACTIONS                      25,457          33,781         224,349     1,312,267             --
                                   --------        --------      ----------   -----------     ----------
TOTAL INCREASE (DECREASE) IN
   NET ASSETS                       100,736          72,388         276,241     1,567,722             --
                                   --------        --------      ----------   -----------     ----------
NET ASSETS AT DECEMBER 31,
   2005                             550,266         268,354       1,584,256     8,857,692             --
Changes From Operations:
   - Net investment income
      (loss)                         (2,490)         (1,569)        (25,384)      (37,747)        (4,069)
   - Net realized gain (loss)
      on investments                 47,408          13,613          (7,735)      681,227          1,427
   - Net change in unrealized
      appreciation or
      depreciation on
      investments                    89,661          50,746         157,922       757,316        102,296
                                   --------        --------      ----------   -----------     ----------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS                       134,579          62,790         124,803     1,400,796         99,654
Changes From Unit
   Transactions:
   Accumulation Units:
   - Contract purchases                  42           6,302         243,552     1,259,395        715,025
   - Contract withdrawals and
      transfers to annuity
      reserves                      (53,867)         (1,045)       (161,170)     (758,762)        (4,642)
   - Contract transfers             (15,818)         46,226         (65,854)        7,947        496,851
                                   --------        --------      ----------   -----------     ----------
                                    (69,643)         51,483          16,528       508,580      1,207,234
   Annuity Reserves:
   - Annuity Payments                    --              --              --          (520)            --
   - Receipt (reimbursement)
      of mortality guarantee
      adjustment                         --              --              --            43             --
                                   --------        --------      ----------   -----------     ----------
                                         --              --              --          (477)            --
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM UNIT
   TRANSACTIONS                     (69,643)         51,483          16,528       508,103      1,207,234
                                   --------        --------      ----------   -----------     ----------
TOTAL INCREASE (DECREASE) IN
   NET ASSETS                        64,936         114,273         141,331     1,908,899      1,306,888
                                   --------        --------      ----------   -----------     ----------
NET ASSETS AT DECEMBER 31,
   2006                            $615,202        $382,627      $1,725,587   $10,766,591     $1,306,888
                                   ========        ========      ==========   ===========     ==========

                                                                AMERICAN
                                   ABVPSF         ABVPSF       CENTURY VP
                                 LARGE CAP    SMALL/MID CAP    INFLATION    AMERICAN FUNDS
                                   GROWTH         VALUE        PROTECTION    GLOBAL GROWTH
                                  CLASS B        CLASS B        CLASS 2         CLASS 2
                                 SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                 ----------   -------------   -----------   --------------
NET ASSETS AT JANUARY 1, 2005    $2,605,328    $1,272,675     $ 5,625,666    $  657,067
Changes From Operations:
   - Net investment income
      (loss)                        (40,060)      (16,313)        283,778       (18,444)
   - Net realized gain (loss)
      on investments                   (476)       86,144           4,765         3,723
   - Net change in unrealized
      appreciation or
      depreciation on
      investments                   393,859        19,940        (273,737)      307,289
                                 ----------    ----------     -----------    ----------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS                       353,323        89,771          14,806       292,568
Changes From Unit
   Transactions:
   Accumulation Units:
   - Contract purchases             106,472       696,154       4,071,945     1,695,420
   - Contract withdrawals and
      transfers to annuity
      reserves                     (193,272)      (58,345)       (327,074)      (66,157)
   - Contract transfers              15,006       181,627       2,876,116     1,255,981
                                 ----------    ----------     -----------    ----------
                                    (71,794)      819,436       6,620,987     2,885,244
   Annuity Reserves:
   - Transfer from
      accumulation units and
      between subaccounts                --            --          54,786            --
   - Annuity Payments                    --            --          (3,195)           --
   - Receipt (reimbursement)
      of mortality guarantee
      adjustment                         --            --            (597)           --
                                 ----------    ----------     -----------    ----------
                                         --            --          50,994            --
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM UNIT
   TRANSACTIONS                     (71,794)      819,436       6,671,981     2,885,244
                                 ----------    ----------     -----------    ----------
TOTAL INCREASE (DECREASE) IN
   NET ASSETS                       281,529       909,207       6,686,787     3,177,812
                                 ----------    ----------     -----------    ----------
NET ASSETS AT DECEMBER 31,
   2005                           2,886,857     2,181,882      12,312,453     3,834,879
Changes From Operations:
   - Net investment income
      (loss)                        (37,817)      (33,926)        236,753       (49,851)
   - Net realized gain (loss)
      on investments                 54,916       211,748         (78,552)       90,998
   - Net change in unrealized
      appreciation or
      depreciation on
      investments                   (92,265)      134,950        (135,135)    1,066,115
                                 ----------    ----------     -----------    ----------
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS                       (75,166)      312,772          23,066     1,107,262
   Changes From Unit
   Transactions:
   Accumulation Units:
   - Contract purchases               7,882       601,103       1,736,570     3,076,320
   - Contract withdrawals and
      transfers to annuity
      reserves                     (396,422)     (151,621)       (846,357)     (473,933)
   - Contract transfers            (166,999)      112,256         582,529     1,659,799
                                 ----------    ----------     -----------    ----------
                                   (555,539)      561,738       1,472,742     4,262,186
Annuity Reserves:
   - Annuity Payments                    --            --          (3,693)           --
   - Receipt (reimbursement)
      of mortality guarantee
      adjustment                         --            --             202            --
                                 ----------    ----------     -----------    ----------
                                         --            --          (3,491)           --
NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM UNIT
   TRANSACTIONS                    (555,539)      561,738       1,469,251     4,262,186
                                 ----------    ----------     -----------    ----------
TOTAL INCREASE (DECREASE) IN
   NET ASSETS                      (630,705)      874,510       1,492,317     5,369,448
                                 ----------    ----------     -----------    ----------
NET ASSETS AT DECEMBER 31,
   2006                          $2,256,152    $3,056,392     $13,804,770    $9,204,327
                                 ==========    ==========     ===========    ==========

                                                  AMERICAN                       AMERICAN
                                                    FUNDS         AMERICAN         FUNDS         AMERICAN
                                                GLOBAL SMALL        FUNDS         GROWTH-         FUNDS
                                               CAPITALIZATION      GROWTH         INCOME      INTERNATIONAL
                                                   CLASS 2         CLASS 2        CLASS 2         CLASS 2
                                                 SUBACCOUNT      SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
                                               ------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                    $3,082,585     $31,762,290     $35,617,516    $12,377,222
Changes From Operations:
   - Net investment income (loss)                   (26,453)       (303,910)         (7,883)        45,083
   - Net realized gain (loss) on investments        120,773         569,078         605,924        336,368
   - Net change in unrealized appreciation
      or depreciation on investments                922,241       5,652,865       1,397,863      3,000,324
                                                 ----------     -----------     -----------    -----------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS                      1,016,561       5,918,033       1,995,904      3,381,775
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                           1,969,909      14,249,428      12,664,607      6,077,398
   - Contract withdrawals and transfers to
        annuity reserves                           (218,470)     (2,364,781)     (2,367,507)      (978,887)
   - Contract transfers                             626,839       2,628,216       3,394,937      2,060,167
                                                 ----------     -----------     -----------    -----------
                                                  2,378,278      14,512,863      13,692,037      7,158,678
   Annuity Reserves:
   - Transfer from accumulation units and
      between subaccounts                                --          12,175          18,262         16,145
   - Annuity Payments                                    --          (1,285)         (1,080)        (2,994)
   - Receipt (reimbursement) of mortality
      guarantee adjustment                               --            (120)           (210)          (173)
                                                 ----------     -----------     -----------    -----------
                                                         --          10,770          16,972         12,978
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM UNIT TRANSACTIONS               2,378,278      14,523,633      13,709,009      7,171,656
                                                 ----------     -----------     -----------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS           3,394,839      20,441,666      15,704,913     10,553,431
                                                 ----------     -----------     -----------    -----------
NET ASSETS AT DECEMBER 31, 2005                   6,477,424      52,203,956      51,322,429     22,930,653
Changes From Operations:
   - Net investment income (loss)                   (91,864)       (438,871)        117,052         81,357
   - Net realized gain (loss) on investments        869,597       1,293,322       2,181,605      1,081,042
   - Net change in unrealized appreciation
      or depreciation on investments                758,701       4,853,417       6,100,177      3,585,386
                                                 ----------     -----------     -----------    -----------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS                      1,536,434       5,707,868       8,398,834      4,747,785
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                           2,138,306      22,661,613      18,716,018      9,032,465
   - Contract withdrawals and transfers to
      annuity reserves                             (644,666)     (3,865,469)     (3,993,651)    (1,816,170)
   - Contract transfers                             167,257       3,732,114       5,117,531      1,550,857
                                                 ----------     -----------     -----------    -----------
                                                  1,660,897      22,528,258      19,839,898      8,767,152
   Annuity Reserves:
   - Annuity Payments                                    --          (1,600)         (1,378)        (2,163)
   - Receipt (reimbursement) of mortality
      guarantee adjustment                               --             105              80            117
                                                 ----------     -----------     -----------    -----------
                                                         --          (1,495)         (1,298)        (2,046)
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM UNIT TRANSACTIONS               1,660,897      22,526,763      19,838,600      8,765,106
                                                 ----------     -----------     -----------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS           3,197,331      28,234,631      28,237,434     13,512,891
                                                 ----------     -----------     -----------    -----------
NET ASSETS AT DECEMBER 31, 2006                  $9,674,755     $80,438,587     $79,559,863    $36,443,544
                                                 ==========     ===========     ===========    ===========

See accompanying notes.

                                                               DELAWARE        DELAWARE        DELAWARE
                                                                 VIPT            VIPT            VIPT
                                                  BARON         CAPITAL      DIVERSIFIED       EMERGING      DELAWARE
                                                 CAPITAL       RESERVES         INCOME          MARKETS        VIPT
                                                  ASSET     SERVICE CLASS   SERVICE CLASS   SERVICE CLASS   HIGH YIELD
                                               SUBACCOUNT     SUBACCOUNT      SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
                                               -----------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                   $     --       $    --       $ 3,063,394     $  915,132     $2,184,219
Changes From Operations:
   - Net investment income (loss)                     --         1,937           (53,939)       (41,007)       113,951
   - Net realized gain (loss) on investments          --        (1,286)           29,077         51,209         72,128
   - Net change in unrealized appreciation
      or depreciation on investments                  --        (1,870)          (93,666)       723,293       (151,907)
                                                --------       -------       -----------     ----------     ----------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS                          --        (1,219)         (118,528)       733,495         34,172
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                               --       312,134         3,412,597      2,458,372          5,120
   - Contract withdrawals and transfers to
        annuity reserves                              --          (875)         (344,213)      (141,393)      (419,971)
   - Contract transfers                               --       (47,639)        2,209,989      1,210,968       (169,341)
                                                --------       -------       -----------     ----------     ----------
                                                      --       263,620         5,278,373      3,527,947       (584,192)
   Annuity Reserves:
   - Transfer from accumulation units and
      between subaccounts                             --            --            42,611         10,274             --
   - Annuity Payments                                 --            --            (2,451)          (644)          (376)
   - Receipt (reimbursement) of mortality
      guarantee adjustment                            --            --              (453)          (130)            19
                                                --------       -------       -----------     ----------     ----------
                                                      --            --            39,707          9,500           (357)
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM UNIT TRANSACTIONS                   --       263,620         5,318,080      3,537,447       (584,549)
                                                --------       -------       -----------     ----------     ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS               --       262,401         5,199,552      4,270,942       (550,377)
                                                --------       -------       -----------     ----------     ----------
NET ASSETS AT DECEMBER 31, 2005                       --       262,401         8,262,946      5,186,074      1,633,842
Changes From Operations:
   - Net investment income (loss)                   (559)       14,060           (34,025)       (49,108)        86,443
   - Net realized gain (loss) on investments         555        (1,355)           29,428        346,318         19,766
   - Net change in unrealized appreciation
      or depreciation on investments               8,301         2,734           612,115      1,451,285         64,696
                                                --------       -------       -----------     ----------     ----------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS                       8,297        15,439           607,518      1,748,495        170,905
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                          128,189       445,286         2,018,375      2,666,308          4,350
   - Contract withdrawals and transfers to
      annuity reserves                              (363)       (3,127)         (586,333)      (313,688)      (109,053)
   - Contract transfers                           28,130      (148,875)        1,725,471        341,591          2,939
                                                --------       -------       -----------     ----------     ----------
                                                 155,956       293,284         3,157,513      2,694,211       (101,764)
   Annuity Reserves:
   - Annuity Payments                                 --            --            (2,877)          (912)          (369)
   - Receipt (reimbursement) of mortality
      guarantee adjustment                            --            --               161             53             30
                                                --------       -------       -----------     ----------     ----------
                                                      --            --            (2,716)          (859)          (339)
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM UNIT TRANSACTIONS              155,956       293,284         3,154,797      2,693,352       (102,103)
                                                --------       -------       -----------     ----------     ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS          164,253       308,723         3,762,315      4,441,847         68,802
                                                --------       -------       -----------     ----------     ----------
NET ASSETS AT DECEMBER 31, 2006                 $164,253      $571,124       $12,025,261     $9,627,921     $1,702,644
                                                ========       =======       ===========     ==========     ==========

                                                  DELAWARE                                   DELAWARE
                                                    VIPT        DELAWARE       DELAWARE        VIPT
                                                 HIGH YIELD       VIPT        VIPT REIT      SMALL CAP
                                               SERVICE CLASS      REIT      SERVICE CLASS      VALUE
                                                 SUBACCOUNT    SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
                                               -------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                   $ 6,060,928    $2,849,213    $ 7,766,225    $3,529,209
Changes From Operations:
   - Net investment income (loss)                   313,415        15,387         (2,088)      (34,243)
   - Net realized gain (loss) on investments         42,177       280,151        629,871       380,868
   - Net change in unrealized appreciation
      or depreciation on investments               (220,992)     (152,895)      (132,015)     (100,493)
                                                -----------    ----------    -----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS                        134,600       142,643        495,768       246,132
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                           2,216,264        16,921      3,188,501        22,515
   - Contract withdrawals and transfers to
      annuity reserves                             (410,838)     (154,835)      (473,880)     (386,355)
   - Contract transfers                             312,869      (134,996)       268,874       (70,278)
                                                -----------    ----------    -----------    ----------
                                                  2,118,295      (272,910)     2,983,495      (434,118)
   Annuity Reserves:
   - Transfer from accumulation units and
      between subaccounts                                --            --             --         8,327
   - Annuity Payments                                    --            --             --        (1,005)
   - Receipt (reimbursement) of mortality
      guarantee adjustment                               --            --             --            11
                                                -----------    ----------    -----------    ----------
                                                         --            --             --         7,333
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM UNIT TRANSACTIONS               2,118,295      (272,910)     2,983,495      (426,785)
                                                -----------    ----------    -----------    ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS           2,252,895      (130,267)     3,479,263      (180,653)
                                                -----------    ----------    -----------    ----------
NET ASSETS AT DECEMBER 31, 2005                   8,313,823     2,718,946     11,245,488     3,348,556
Changes From Operations:
   - Net investment income (loss)                   419,500        13,631         (6,997)      (37,548)
   - Net realized gain (loss) on investments         48,643       319,367      1,099,619       409,932
   - Net change in unrealized appreciation
      or depreciation on investments                458,989       461,378      2,653,031        85,341
                                                -----------    ----------    -----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS                        927,132       794,376      3,745,653       457,725
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                           1,920,720         8,749      2,922,478         2,705
   - Contract withdrawals and transfers to
      annuity reserves                             (445,768)     (279,052)      (913,874)     (423,496)
   - Contract transfers                               7,892       (24,878)       301,849       (97,800)
                                                -----------    ----------    -----------    ----------
                                                  1,482,844      (295,181)     2,310,453      (518,591)
   Annuity Reserves:
   - Annuity Payments                                    --            --             --        (2,414)
   - Receipt (reimbursement) of mortality
      guarantee adjustment                               --            --             --            51
                                                -----------    ----------    -----------    ----------
                                                         --            --             --        (2,363)
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM UNIT TRANSACTIONS               1,482,844      (295,181)     2,310,453      (520,954)
                                                -----------    ----------    -----------    ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS           2,409,976       499,195      6,056,106       (63,229)
                                                -----------    ----------    -----------    ----------
NET ASSETS AT DECEMBER 31, 2006                 $10,723,799    $3,218,141    $17,301,594    $3,285,327
                                                ===========    ==========    ===========    ==========

                                                                               DELAWARE                   DELAWARE    DELAWARE VIPT
                                                                              VIPT SMALL     DELAWARE    VIPT TREND    U.S.GROWTH
                                                                              CAP VALUE        VIPT       SERVICE        SERVICE
                                                                            SERVICE CLASS     TREND        CLASS          CLASS
                                                                             SUBACCOUNT     SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
                                                                            -------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                                $ 4,468,994    $2,072,613   $3,384,264    $2,069,031
Changes From Operations:
   - Net investment income (loss)                                                (85,313)      (26,886)     (61,174)      (25,131)
   - Net realized gain (loss) on investments                                     423,501        39,101       45,164        50,282
   - Net change in unrealized appreciation or depreciation on investments        129,610        64,809      250,465       249,230
                                                                             -----------    ----------   ----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                               467,798        77,024      234,455       274,381
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                        2,945,186        10,782    1,051,814        84,068
   - Contract withdrawals and transfers to annuity reserves                     (236,743)     (134,216)    (211,809)      (82,101)
   - Contract transfers                                                          599,870       (50,954)     399,371      (111,808)
                                                                             -----------    ----------   ----------    ----------
                                                                               3,308,313      (174,388)   1,239,376      (109,841)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts                         --            --           --            --
   - Annuity Payments                                                                 --        (4,194)          --            --
   - Receipt (reimbursement) of mortality guarantee adjustment                        --            25           --            --
                                                                             -----------    ----------   ----------    ----------
                                                                                      --        (4,169)          --            --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                                                      3,308,313      (178,557)   1,239,376      (109,841)
                                                                             -----------    ----------   ----------    ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                        3,776,111      (101,533)   1,473,831       164,540
                                                                             -----------    ----------   ----------    ----------
NET ASSETS AT DECEMBER 31, 2005                                                8,245,105     1,971,080    4,858,095     2,233,571
Changes From Operations:
   - Net investment income (loss)                                               (181,086)      (25,330)     (85,974)      (32,458)
   - Net realized gain (loss) on investments                                     787,859        94,550      124,414        49,491
   - Net change in unrealized appreciation or depreciation on investments        787,331        37,154      218,278        (7,367)
                                                                             -----------    ----------   ----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                             1,394,104       106,374      256,718         9,666
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                        4,289,495         1,367      784,203       141,049
   - Contract withdrawals and transfers to annuity reserves                     (814,547)     (265,009)    (388,028)      (76,241)
   - Contract transfers                                                        1,158,593       (86,236)      76,293      (182,841)
                                                                             -----------    ----------   ----------    ----------
                                                                               4,633,541      (349,878)     472,468      (118,033)
   Annuity Reserves:
   - Annuity Payments                                                                 --        (2,493)          --            --
   - Receipt (reimbursement) of mortality guarantee adjustment                        --            34           --            --
                                                                             -----------    ----------   ----------    ----------
                                                                                      --        (2,459)          --            --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                                                      4,633,541      (352,337)     472,468      (118,033)
                                                                             -----------    ----------   ----------    ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                        6,027,645      (245,963)     729,186      (108,367)
                                                                             -----------    ----------   ----------    ----------
NET ASSETS AT DECEMBER 31, 2006                                              $14,272,750    $1,725,117   $5,587,281    $2,125,204
                                                                             ===========    ==========   ==========    ==========

See accompanying notes.

                                                                                          DELAWARE     DWS VIP
                                                                             DELAWARE    VIPT VALUE     EAFE
                                                                               VIPT       SERVICE      EQUITY
                                                                              VALUE        CLASS       INDEX
                                                                            SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
                                                                            ------------------------------------
NET ASSETS AT JANUARY 1, 2005                                               $ 786,073    $1,716,051   $ 326,731
Changes From Operations:
   - Net investment income (loss)                                               2,541       (15,564)      3,725
   - Net realized gain (loss) on investments                                   38,561        21,562      42,515
   - Net change in unrealized appreciation or depreciation on investments     (10,282)      139,565     (50,701)
                                                                            ---------    ----------   ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                             30,820       145,563      (4,461)
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                        15,788     2,207,226       2,795
   - Contract withdrawals and transfers to annuity reserves                  (143,888)     (154,388)     (6,162)
   - Contract transfers                                                       (14,496)      645,273    (318,903)
                                                                            ---------    ----------   ---------
                                                                             (142,596)    2,698,111    (322,270)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts                      --            --          --
   - Annuity Payments                                                              --            --          --
   - Receipt (reimbursement) of mortality guarantee adjustment                     --            --          --
                                                                            ---------    ----------   ---------
                                                                                   --            --          --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                                                    (142,596)    2,698,111    (322,270)
                                                                            ---------    ----------   ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      (111,776)    2,843,674    (326,731)
                                                                            ---------    ----------   ---------
NET ASSETS AT DECEMBER 31, 2005                                               674,297     4,559,725          --
Changes From Operations:
   - Net investment income (loss)                                                 673       (22,527)         --
   - Net realized gain (loss) on investments                                   33,504       190,789          --
   - Net change in unrealized appreciation or depreciation on investments     113,604     1,076,044          --
                                                                            ---------    ----------   ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                            147,781     1,244,306          --
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                           542     1,815,758          --
   - Contract withdrawals and transfers to annuity reserves                   (77,166)     (213,881)         --
   - Contract transfers                                                       103,088       921,140          --
                                                                            ---------    ----------   ---------
                                                                               26,464     2,523,017          --
   Annuity Reserves:
   - Annuity Payments                                                              --            --          --
   - Receipt (reimbursement) of mortality guarantee adjustment                     --            --          --
                                                                            ---------    ----------   ---------
                                                                                   --            --          --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                                                      26,464     2,523,017          --
                                                                            ---------    ----------   ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       174,245     3,767,323          --
                                                                            ---------    ----------   ---------
NET ASSETS AT DECEMBER 31, 2006                                             $ 848,542    $8,327,048   $      --
                                                                            =========    ==========   =========

                                                                               DWS VIP                       DWS VIP
                                                                             EAFE EQUITY      DWS VIP      EQUITY 500
                                                                                INDEX         EQUITY          INDEX
                                                                            SERVICE CLASS    500 INDEX    SERVICE CLASS
                                                                              SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
                                                                            -------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                                $ 1,021,184    $ 6,738,285    $2,870,463
Changes From Operations:
   - Net investment income (loss)                                                 12,107          5,073       (13,622)
   - Net realized gain (loss) on investments                                      94,806        354,387        70,428
   - Net change in unrealized appreciation or depreciation on investments       (119,526)      (112,813)       83,225
                                                                             -----------    -----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                               (12,613)       246,647       140,031
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                          117,066      1,102,847     1,292,135
   - Contract withdrawals and transfers to annuity reserves                      (23,910)    (1,019,575)     (146,273)
   - Contract transfers                                                       (1,101,727)      (821,026)       (1,326)
                                                                             -----------    -----------    ----------
                                                                              (1,008,571)      (737,754)    1,144,536
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts                         --             --        12,175
   - Annuity Payments                                                                 --       (107,413)         (717)
   - Receipt (reimbursement) of mortality guarantee adjustment                        --            143          (140)
                                                                             -----------    -----------    ----------
                                                                                      --       (107,270)       11,318
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                                                     (1,008,571)      (845,024)    1,155,854
                                                                             -----------    -----------    ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       (1,021,184)      (598,377)    1,295,885
                                                                             -----------    -----------    ----------
NET ASSETS AT DECEMBER 31, 2005                                                       --      6,139,908     4,166,348
Changes From Operations:
   - Net investment income (loss)                                                     --        (20,940)      (32,367)
   - Net realized gain (loss) on investments                                          --        185,056        53,461
   - Net change in unrealized appreciation or depreciation on investments             --        623,397       621,457
                                                                             -----------    -----------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                                    --        787,513       642,551
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                               --        185,938       869,903
   - Contract withdrawals and transfers to annuity reserves                           --       (300,245)     (170,131)
   - Contract transfers                                                               --       (443,787)      191,953
                                                                             -----------    -----------    ----------
                                                                                      --       (558,094)      891,725
   Annuity Reserves:
   - Annuity Payments                                                                 --       (112,091)         (903)
   - Receipt (reimbursement) of mortality guarantee adjustment                        --            855            52
                                                                             -----------    -----------    ----------
                                                                                      --       (111,236)         (851)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                                                             --       (669,330)      890,874
                                                                             -----------    -----------    ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                               --        118,183     1,533,425
                                                                             -----------    -----------    ----------
NET ASSETS AT DECEMBER 31, 2006                                              $        --    $ 6,258,091    $5,699,773
                                                                             ===========    ===========    ==========

                                                                                            DWS VIP      FIDELITY VIP
                                                                              DWS VIP      SMALL CAP      CONTRAFUND
                                                                             SMALL CAP       INDEX         SERVICE
                                                                              INDEX      SERVICE CLASS     CLASS  2
                                                                            SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                                                            -----------------------------------------
NET ASSETS AT JANUARY 1, 2005                                               $1,152,852    $  649,758     $ 5,483,618
Changes From Operations:
   - Net investment income (loss)                                              (11,333)      (12,290)       (117,920)
   - Net realized gain (loss) on investments                                    57,902        37,902         442,603
   - Net change in unrealized appreciation or depreciation on investments       (3,267)       25,389         937,227
                                                                            ----------    ----------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                              43,302        51,001       1,261,910
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                        323,515       674,970       5,055,920
   - Contract withdrawals and transfers to annuity reserves                    (93,277)      (28,437)       (577,278)
   - Contract transfers                                                         89,050       146,614        (725,347)
                                                                            ----------    ----------     -----------
                                                                               319,288       793,147       3,753,295
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts                       --            --              --
   - Annuity Payments                                                               --            --              --
   - Receipt (reimbursement) of mortality guarantee adjustment                      --            --              --
                                                                            ----------    ----------     -----------
                                                                                    --            --              --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                                                      319,288       793,147       3,753,295
                                                                            ----------    ----------     -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                        362,590       844,148       5,015,205
                                                                            ----------    ----------     -----------
NET ASSETS AT DECEMBER 31, 2005                                              1,515,442     1,493,906      10,498,823
Changes From Operations:
   - Net investment income (loss)                                              (14,555)      (26,995)        (85,362)
   - Net realized gain (loss) on investments                                   119,456        97,777       1,924,578
   - Net change in unrealized appreciation or depreciation on investments      137,385       222,983        (265,499)
                                                                            ----------    ----------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                             242,286       293,765       1,573,717
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                         14,656     1,038,403       8,727,031
   - Contract withdrawals and transfers to annuity reserves                   (126,158)      (51,817)       (583,955)
   - Contract transfers                                                         76,802       (37,422)      2,508,866
                                                                            ----------    ----------     -----------
                                                                               (34,700)      949,164      10,651,942
   Annuity Reserves:
   - Annuity Payments                                                               --            --              --
   - Receipt (reimbursement) of mortality guarantee adjustment                      --            --              --
                                                                            ----------    ----------     -----------
                                                                                    --            --              --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                                                      (34,700)      949,164      10,651,942
                                                                            ----------    ----------     -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                        207,586     1,242,929      12,225,659
                                                                            ----------    ----------     -----------
NET ASSETS AT DECEMBER 31, 2006                                             $1,723,028    $2,736,835     $22,724,482
                                                                            ==========    ==========     ===========

                                                                 FIDELITY VIP                  FIDELITY VIP
                                                                EQUITY-INCOME                     GROWTH
                                                 FIDELITY VIP      SERVICE      FIDELITY VIP      SERVICE
                                                EQUITY-INCOME      CLASS 2         GROWTH         CLASS 2
                                                  SUBACCOUNT      SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                                -----------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                    $2,181,253      $2,497,154      $  775,676     $1,572,046
Changes From Operations:
   - Net investment income (loss)                     7,010         (11,928)         (6,663)       (25,878)
   - Net realized gain (loss) on investments        120,438         110,562          (5,171)        17,635
   - Net change in unrealized appreciation or
        depreciation on investments                 (52,864)         63,715          42,177        118,277
                                                 ----------      ----------      ----------     ----------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS                         74,584         162,349          30,343        110,034
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                  61         792,366           1,000        695,886
   - Contract withdrawals and transfers to
        annuity reserves                           (321,751)       (130,086)        (64,370)      (140,157)
   - Contract transfers                             (37,628)        354,930          (1,931)        68,250
                                                 ----------      ----------      ----------     ----------
                                                   (359,318)      1,017,210         (65,301)       623,979

   Annuity Reserves:
   - Transfer from accumulation units and
        between subaccounts                              --              --              --             --
   - Annuity Payments                               (14,930)             --              --             --
   - Receipt (reimbursement) of mortality
        guarantee adjustment                             20              --              --             --
                                                 ----------      ----------      ----------     ----------
                                                    (14,910)             --              --             --
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM UNIT TRANSACTIONS                (374,228)      1,017,210         (65,301)       623,979
                                                 ----------      ----------      ----------     ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS            (299,644)      1,179,559         (34,958)       734,013
                                                 ----------      ----------      ----------     ----------
NET ASSETS AT DECEMBER 31, 2005                   1,881,609       3,676,713         740,718      2,306,059
Changes From Operations:
   - Net investment income (loss)                    36,475          54,635          (6,704)       (35,626)
   - Net realized gain (loss) on investments        281,100         526,436           1,620         30,541
   - Net change in unrealized appreciation or
        depreciation on investments                  18,609          77,302          39,687        132,788
                                                 ----------      ----------      ----------     ----------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS                        336,184         658,373          34,603        127,703
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                               3,054         111,569           1,539        499,982
   - Contract withdrawals and transfers to
        annuity reserves                           (192,397)       (124,172)       (130,204)      (192,039)
   - Contract transfers                              17,658         (45,360)        (13,682)       152,985
                                                 ----------      ----------      ----------     ----------
                                                   (171,685)        (57,963)       (142,347)       460,928

   Annuity Reserves:
   - Annuity Payments                                (5,322)             --              --             --
   - Receipt (reimbursement) of mortality
        guarantee adjustment                             --              --              --             --
                                                 ----------      ----------      ----------     ----------
                                                     (5,322)             --              --             --
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM UNIT TRANSACTIONS                (177,007)        (57,963)       (142,347)       460,928
                                                 ----------      ----------      ----------     ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS             159,177         600,410        (107,744)       588,631
                                                 ----------      ----------      ----------     ----------
NET ASSETS AT DECEMBER 31, 2006                  $2,040,786      $4,277,123      $  632,974     $2,894,690
                                                 ==========      ==========      ==========     ==========

See accompanying notes.

                                                                                                            FTVIPT
                                                                                               FTVIPT      FRANKLIN
                                                FIDELITY VIP                  FIDELITY VIP    FRANKLIN    SMALL-MID
                                                   MID CAP                      OVERSEAS       INCOME     CAP GROWTH
                                                   SERVICE     FIDELITY VIP      SERVICE     SECURITIES   SECURITIES
                                                   CLASS 2       OVERSEAS        CLASS 2      CLASS 2      CLASS 2
                                                 SUBACCOUNT     SUBACCOUNT     SUBACCOUNT    SUBACCOUNT   SUBACCOUNT
                                                --------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                    $       --     $  311,751     $2,127,624    $       --   $2,932,428
Changes From Operations:
   - Net investment income (loss)                    (6,157)        (2,491)       (36,186)           --      (49,562)
   - Net realized gain (loss) on investments            752         13,876         51,855            --       69,272
   - Net change in unrealized appreciation or
        depreciation on investments                  91,733         47,049        605,625            --      125,185
                                                 -----------    ----------     ----------    ----------   ----------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS                         86,328         58,434        621,294            --      144,895
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                           1,605,592            361      1,467,231            --      957,814
   - Contract withdrawals and transfers to
        annuity reserves                            (20,316)       (12,763)       (94,015)           --     (232,494)
   - Contract transfers                             178,388         31,229        174,011            --      161,832
                                                 -----------    ----------     ----------    ----------   ----------
                                                  1,763,664         18,827      1,547,227            --      887,152

   Annuity Reserves:
   - Transfer from accumulation units and
        between subaccounts                              --             --             --            --        7,158
   - Annuity Payments                                    --             --             --            --       (4,177)
   - Receipt (reimbursement) of mortality
        guarantee adjustment                             --             --             --            --           (4)
                                                 -----------    ----------     ----------    ----------   ----------
                                                         --             --             --            --        2,977
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM UNIT TRANSACTIONS               1,763,664         18,827      1,547,227            --      890,129
                                                 -----------    ----------     ----------    ----------   ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS           1,849,992         77,261      2,168,521            --    1,035,024
                                                 -----------    ----------     ----------    ----------   ----------
NET ASSETS AT DECEMBER 31, 2005                   1,849,992        389,012      4,296,145            --    3,967,452
Changes From Operations:
   - Net investment income (loss)                   (64,277)        (1,921)       (42,136)       (8,276)     (71,440)
   - Net realized gain (loss) on investments        269,034         26,063        157,213          (341)     128,177
   - Net change in unrealized appreciation or
        depreciation on investments                 171,432         32,239        618,677       134,787      249,034
                                                 -----------    ----------     ----------    ----------   ----------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS                        376,189         56,381        733,754       126,170      305,771
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                           3,407,600            210        597,686     3,159,627      915,570
   - Contract withdrawals and transfers to
        annuity reserves                           (168,590)       (10,299)      (206,881)      (29,847)    (460,895)
   - Contract transfers                           1,611,701        (42,275)        49,532       802,093      338,696
                                                 -----------    ----------     ----------    ----------   ----------
                                                  4,850,711        (52,364)       440,337     3,931,873      793,371

   Annuity Reserves:
   - Annuity Payments                                    --             --             --            --       (3,572)
   - Receipt (reimbursement) of mortality
        guarantee adjustment                             --             --             --            --           16
                                                 -----------    ----------     ----------    ----------   ----------
                                                         --             --             --            --       (3,556)
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM UNIT TRANSACTIONS               4,850,711        (52,364)       440,337     3,931,873      789,815
                                                 -----------    ----------     ----------    ----------   ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS           5,226,900          4,017      1,174,091     4,058,043    1,095,586
                                                 -----------    ----------     ----------    ----------   ----------
NET ASSETS AT DECEMBER 31, 2006                  $7,076,892     $  393,029     $5,470,236    $4,058,043   $5,063,038
                                                 ===========    ==========     ==========    ==========   ==========

                                                               FTVIPT                     JANUS
                                                  FTVIPT      TEMPLETON     FTVIPT        ASPEN
                                                  MUTUAL       GLOBAL     TEMPLETON      SERIES
                                                  SHARES       INCOME       GROWTH      BALANCED
                                                SECURITIES   SECURITIES   SECURITIES     SERVICE
                                                 CLASS 2       CLASS 2      CLASS 2      SHARES
                                                SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
                                                -------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                   $       --    $      --   $3,045,375   $  979,258
Changes From Operations:
   - Net investment income (loss)                       --       (2,567)     (17,146)       5,621
   - Net realized gain (loss) on investments            --           (2)     101,177       24,795
   - Net change in unrealized appreciation or
        depreciation on investments                     --        5,603      253,797       47,998
                                                ----------    ---------   ----------   ----------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS                            --        3,034      337,828       78,414
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                 --      569,252    1,229,760      205,350
   - Contract withdrawals and transfers to
        annuity reserves                                --         (567)    (186,224)     (64,454)
   - Contract transfers                                 --       41,678      864,932      (84,990)
                                                ----------    ---------   ----------   ----------
                                                        --      610,363    1,908,468       55,906

   Annuity Reserves:
   - Transfer from accumulation units and
        between subaccounts                             --           --        7,601           --
   - Annuity Payments                                   --           --         (561)          --
   - Receipt (reimbursement) of mortality
        guarantee adjustment                            --           --          (10)          --
                                                ----------    ---------   ----------   ----------
                                                        --           --        7,030           --
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM UNIT TRANSACTIONS                     --      610,363    1,915,498       55,906
                                                ----------    ---------   ----------   ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                 --      613,397    2,253,326      134,320
                                                ----------    ---------   ----------   ----------
NET ASSETS AT DECEMBER 31, 2005                         --      613,397    5,298,701    1,113,578
Changes From Operations:
   - Net investment income (loss)                  (13,615)      17,422      (19,034)       3,846
   - Net realized gain (loss) on investments        16,243        6,935      459,864       15,887
   - Net change in unrealized appreciation or
        depreciation on investments                202,183      121,223      869,276       72,000
                                                ----------    ---------   ----------   ----------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS                       204,811      145,580    1,310,106       91,733
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                          1,983,041    1,620,681    2,259,560       24,041
   - Contract withdrawals and transfers to
        annuity reserves                           (30,763)     (84,018)    (538,739)     (76,461)
   - Contract transfers                          1,200,326      466,907      590,013      (36,014)
                                                ----------    ---------   ----------   ----------
                                                 3,152,604    2,003,570    2,310,834      (88,434)

   Annuity Reserves:
   - Annuity Payments                                   --           --       (1,804)          --
   - Receipt (reimbursement) of mortality
        guarantee adjustment                            --           --           14           --
                                                ----------    ---------   ----------   ----------
                                                        --           --       (1,790)          --
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM UNIT TRANSACTIONS              3,152,604    2,003,570    2,309,044      (88,434)
                                                ----------    ---------   ----------   ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS          3,357,415    2,149,150    3,619,150        3,299
                                                ----------    ---------   ----------   ----------
NET ASSETS AT DECEMBER 31, 2006                 $3,357,415   $2,762,547   $8,917,851   $1,116,877
                                                ==========    =========   ==========   ==========

                                                                               JANUS           JANUS
                                                                            ASPEN SERIES    ASPEN SERIES     LINCOLN   LINCOLN VIPT
                                                                              MID CAP        WORLDWIDE        VIPT      AGGRESSIVE
                                                                           GROWTH SERVICE  GROWTH SERVICE  AGGRESSIVE     GROWTH
                                                                               SHARES          SHARES        GROWTH    SERVICE CLASS
                                                                             SUBACCOUNT      SUBACCOUNT    SUBACCOUNT   SUBACCOUNT
                                                                           ---------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                                $1,690,903       $24,377       $41,660      $ 97,203
Changes From Operations:
   - Net investment income (loss)                                               (28,689)          (76)       (1,011)       (1,589)
   - Net realized gain (loss) on investments                                    234,089            29           145         1,138
   - Net change in unrealized appreciation or depreciation on investments         4,259         1,244         6,634         9,748
                                                                             ----------       -------       -------      --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                              209,659         1,197         5,768         9,297
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                         257,608            --        23,906        13,254
   - Contract withdrawals and transfers to annuity reserves                    (212,665)          (23)          (76)       (6,276)
   - Contract transfers                                                        (764,553)        7,590          (311)        5,589
                                                                             ----------       -------       -------      --------
                                                                               (719,610)        7,567        23,519        12,567
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts                        --            --            --            --
   - Annuity Payments                                                                --            --            --            --
   - Receipt (reimbursement) of mortality guarantee adjustment                       --            --            --            --
                                                                             ----------       -------       -------      --------
                                                                                     --            --            --            --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                                                      (719,610)        7,567        23,519        12,567
                                                                             ----------       -------       -------      --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                        (509,951)        8,764        29,287        21,864
                                                                             ----------       -------       -------      --------
NET ASSETS AT DECEMBER 31, 2005                                               1,180,952        33,141        70,947       119,067
Changes From Operations:
   - Net investment income (loss)                                               (17,610)           33        (1,272)       (4,078)
   - Net realized gain (loss) on investments                                     67,396           152           285         2,449
   - Net change in unrealized appreciation or depreciation on investments        69,266         5,157         7,035        27,097
                                                                             ----------       -------       -------      --------
   NET INCREASE (DECREASE) IN NET ASSETS RESULTING
      FROM OPERATIONS                                                           119,052         5,342         6,048        25,468
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                          26,915            --         8,599       323,939
   - Contract withdrawals and transfers to annuity reserves                     (70,693)          (56)          (99)       (2,087)
   - Contract transfers                                                        (163,010)         (286)        1,065        19,820
                                                                             ----------       -------       -------      --------
                                                                               (206,788)         (342)        9,565       341,672
   Annuity Reserves:
   - Annuity Payments                                                                --            --            --            --
   - Receipt (reimbursement) of mortality guarantee adjustment                       --            --            --            --
                                                                             ----------       -------       -------      --------
                                                                                     --            --            --            --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                                                      (206,788)         (342)        9,565       341,672
                                                                             ----------       -------       -------      --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                         (87,736)        5,000        15,613       367,140
                                                                             ----------       -------       -------      --------
NET ASSETS AT DECEMBER 31, 2006                                              $1,093,216       $38,141       $86,560      $486,207
                                                                             ==========       =======       =======      ========

See accompanying notes.

                                                                            LINCOLN VIPT
                                                                             AGGRESSIVE                   LINCOLN
                                                                               PROFILE      LINCOLN       VIPT BOND
                                                                           SERVICE CLASS   VIPT BOND   SERVICE CLASS
                                                                             SUBACCOUNT   SUBACCOUNT     SUBACCOUNT
                                                                           -----------------------------------------
NET ASSETS AT JANUARY 1, 2005                                               $       --    $23,313,592   $13,279,479
Changes From Operations:
   - Net investment income (loss)                                               (1,412)       631,051       470,193
   - Net realized gain (loss) on investments                                     7,059        248,731       145,002
   - Net change in unrealized appreciation or depreciation on investments       10,563       (624,989)     (481,623)
                                                                            ----------    -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                              16,210        254,793       133,572
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                        255,206      2,628,036     6,203,965
   - Contract withdrawals and transfers to annuity reserves                     (7,788)    (2,410,218)     (654,776)
   - Contract transfers                                                         24,697       (460,842)    1,074,119
                                                                            ----------    -----------   -----------
                                                                               272,115       (243,024)    6,623,308
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts                       --             --        22,505
   - Annuity Payments                                                               --        (19,557)       (1,315)
   - Receipt (reimbursement) of mortality guarantee adjustment                      --             66          (245)
                                                                            ----------    -----------   -----------
                                                                                    --        (19,491)       20,945
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                                                      272,115       (262,515)    6,644,253
                                                                            ----------    -----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                        288,325         (7,722)    6,777,825
                                                                            ----------    -----------   -----------
NET ASSETS AT DECEMBER 31, 2005                                                288,325     23,305,870    20,057,304
Changes From Operations:
   - Net investment income (loss)                                              (10,544)       677,367       692,798
   - Net realized gain (loss) on investments                                     5,896        (53,952)      (78,184)
   - Net change in unrealized appreciation or depreciation on investments      159,110         93,735       132,296
                                                                            ----------    -----------   -----------
   NET INCREASE (DECREASE) IN NET ASSETS RESULTING
      FROM OPERATIONS                                                          154,462        717,150       746,910
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                        953,424        698,059     5,276,193
   - Contract withdrawals and transfers to annuity reserves                     (5,564)    (1,638,477)   (2,368,429)
   - Contract transfers                                                         32,562        329,596     2,242,713
                                                                            ----------    -----------   -----------
                                                                               980,422       (610,822)    5,150,477
   Annuity Reserves:
   - Annuity Payments                                                               --         (6,657)       (1,529)
   - Receipt (reimbursement) of mortality guarantee adjustment                      --             74            85
                                                                            ----------    -----------   -----------
                                                                                    --         (6,583)       (1,444)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                                                      980,422       (617,405)    5,149,033
                                                                            ----------    -----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      1,134,884         99,745     5,895,943
                                                                            ----------    -----------   -----------
NET ASSETS AT DECEMBER 31, 2006                                             $1,423,209    $23,405,615   $25,953,247
                                                                            ==========    ===========   ===========

                                                                                         LINCOLN VIPT  LINCOLN VIPT
                                                                           LINCOLN VIPT     CAPITAL    CONSERVATIVE
                                                                              CAPITAL    APPRECIATION     PROFILE
                                                                           APPRECIATION  SERVICE CLASS SERVICE CLASS
                                                                            SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
                                                                           -----------------------------------------
NET ASSETS AT JANUARY 1, 2005                                               $ 393,259      $189,070     $       --
Changes From Operations:
   - Net investment income (loss)                                              (4,433)       (4,251)        (3,622)
   - Net realized gain (loss) on investments                                   21,901         7,547            500
   - Net change in unrealized appreciation or depreciation on investments     (11,612)        9,033         13,671
                                                                            ---------      --------     ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                              5,856        12,329         10,549
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                        42,443       149,189        533,855
   - Contract withdrawals and transfers to annuity reserves                    (5,960)       (4,888)        (2,471)
   - Contract transfers                                                      (223,139)      (46,118)       300,341
                                                                            ---------      --------     ----------
                                                                             (186,656)       98,183        831,725
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts                      --            --             --
   - Annuity Payments                                                              --            --             --
   - Receipt (reimbursement) of mortality guarantee adjustment                     --            --             --
                                                                            ---------      --------     ----------
                                                                                   --            --             --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                                                    (186,656)       98,183        831,725
                                                                            ---------      --------     ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      (180,800)      110,512        842,274
                                                                            ---------      --------     ----------
NET ASSETS AT DECEMBER 31, 2005                                               212,459       299,582        842,274
Changes From Operations:
   - Net investment income (loss)                                              (2,974)       (5,366)           718
   - Net realized gain (loss) on investments                                    2,166         1,289         31,419
   - Net change in unrealized appreciation or depreciation on investments      18,365        30,748        140,859
                                                                            ---------      --------     ----------
   NET INCREASE (DECREASE) IN NET ASSETS RESULTING
      FROM OPERATIONS                                                          17,557        26,671        172,996
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                        15,109        60,285        747,579
   - Contract withdrawals and transfers to annuity reserves                   (12,162)      (11,276)       (25,331)
   - Contract transfers                                                         6,528         4,878        785,155
                                                                            ---------      --------     ----------
                                                                                9,475        53,887      1,507,403
   Annuity Reserves:
   - Annuity Payments                                                              --            --             --
   - Receipt (reimbursement) of mortality guarantee adjustment                     --            --             --
                                                                            ---------      --------     ----------
                                                                                   --            --             --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                                                       9,475        53,887      1,507,403
                                                                            ---------      --------     ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                        27,032        80,558      1,680,399
                                                                            ---------      --------     ----------
NET ASSETS AT DECEMBER 31, 2006                                             $ 239,491      $380,140     $2,522,673
                                                                            =========      ========     ==========

                                                                             LINCOLN      LINCOLN VIPT   LINCOLN VIPT
                                                                             VIPT CORE    EQUITY-INCOME  GLOBAL ASSET
                                                                           SERVICE CLASS  SERVICE CLASS   ALLOCATION
                                                                            SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                                                           ------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                                $     --       $     --       $203,138
Changes From Operations:
   - Net investment income (loss)                                                 (61)           273            583
   - Net realized gain (loss) on investments                                        6             (4)         9,008
   - Net change in unrealized appreciation or depreciation on investments        (271)         1,306          6,619
                                                                             --------       --------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                               (326)         1,575         16,210
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                        29,800        144,784         37,370
   - Contract withdrawals and transfers to annuity reserves                       (13)          (538)        (3,554)
   - Contract transfers                                                        11,708         10,920        208,833
                                                                             --------       --------       --------
                                                                               41,495        155,166        242,649
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts                      --             --             --
   - Annuity Payments                                                              --             --             --
   - Receipt (reimbursement) of mortality guarantee adjustment                     --             --             --
                                                                             --------       --------       --------
                                                                                   --             --             --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                                                      41,495        155,166        242,649
                                                                             --------       --------       --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                        41,169        156,741        258,859
                                                                             --------       --------       --------
NET ASSETS AT DECEMBER 31, 2005                                                41,169        156,741        461,997
Changes From Operations:
   - Net investment income (loss)                                              (1,108)          (839)          (344)
   - Net realized gain (loss) on investments                                    1,728         20,711         35,848
   - Net change in unrealized appreciation or depreciation on investments      13,498         10,934         41,423
                                                                             --------       --------       --------
   NET INCREASE (DECREASE) IN NET ASSETS RESULTING
      FROM OPERATIONS                                                          14,118         30,806         76,927
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                       158,020        251,296         67,336
   - Contract withdrawals and transfers to annuity reserves                      (601)        (5,543)       (15,073)
   - Contract transfers                                                        31,519        143,165         93,115
                                                                             --------       --------       --------
                                                                              188,938        388,918        145,378
   Annuity Reserves:
   - Annuity Payments                                                              --             --             --
   - Receipt (reimbursement) of mortality guarantee adjustment                     --             --             --
                                                                             --------       --------       --------
                                                                                   --             --             --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                                                     188,938        388,918        145,378
                                                                             --------       --------       --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       203,056        419,724        222,305
                                                                             --------       --------       --------
NET ASSETS AT DECEMBER 31, 2006                                              $244,225       $576,465       $684,302
                       === ====                                              ========       ========       ========

                                                  LINCOLN VIPT                  LINCOLN VIPT   LINCOLN VIPT
                                                  GLOBAL ASSET   LINCOLN VIPT    GROWTH AND       GROWTH
                                                   ALLOCATION       GROWTH         INCOME     OPPORTUNITIES
                                                 SERVICE CLASS  SERVICE CLASS  SERVICE CLASS  SERVICE CLASS
                                                   SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                                 ----------------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                     $   33,564      $    --        $     --       $     --
Changes From Operations:
   - Net investment income (loss)                       (370)          --             987           (124)
   - Net realized gain (loss) on investments           5,155           --               2              7
   - Net change in unrealized appreciation or
        depreciation on investments                    7,961           --           2,083          2,215
                                                  ----------      -------        --------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    12,746           --           3,072          2,098
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                              212,282           --         285,199         47,678
   - Contract withdrawals and transfers to
        annuity reserves                              (2,325)          --            (700)        (1,145)
   - Contract transfers                               60,511           --              --         10,000
                                                  ----------      -------        --------       --------
                                                     270,468           --         284,499         56,533
   Annuity Reserves:
   - Transfer from accumulation units and
        between subaccounts                               --           --              --             --
   - Annuity Payments                                     --           --              --             --
   - Receipt (reimbursement) of mortality
        guarantee adjustment                              --           --              --             --
                                                  ----------      -------        --------       --------
                                                          --           --              --             --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                            270,468           --         284,499         56,533
                                                  ----------      -------        --------       --------
TOTAL INCREASE (DECREASE) IN NET ASSETS              283,214           --         287,571         58,631
                                                  ----------      -------        --------       --------
NET ASSETS AT DECEMBER 31, 2005                      316,778           --         287,571         58,631
Changes From Operations:
   - Net investment income (loss)                      3,896         (154)         (1,540)        (5,628)
   - Net realized gain (loss) on investments          20,058         (193)            446         (6,921)
   - Net change in unrealized appreciation or
        depreciation on investments                  105,468          960          41,394          1,573
                                                  ----------      -------        --------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   129,422          613          40,300        (10,976)
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                            1,189,635        4,351          88,797        327,899
   - Contract withdrawals and transfers to
        annuity reserves                             (23,028)         (62)         (6,707)       (25,935)
   - Contract transfers                              181,868       40,653          70,922        138,697
                                                  ----------      -------        --------       --------
                                                   1,348,475       44,942         153,012        440,661
   Annuity Reserves:
   - Annuity Payments                                     --           --              --             --
   - Receipt (reimbursement) of mortality
        guarantee adjustment                              --           --              --             --
                                                  ----------      -------        --------       --------
                                                          --           --              --             --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                          1,348,475       44,942         153,012        440,661
                                                  ----------      -------        --------       --------
TOTAL INCREASE (DECREASE) IN NET ASSETS            1,477,897       45,555         193,312        429,685
                                                  ----------      -------        --------       --------
NET ASSETS AT DECEMBER 31, 2006                   $1,794,675      $45,555        $480,883       $488,316
                                                  ==========      =======        ========       ========

See accompanying notes.

                                                                                LINCOLN VIPT
                                                                 LINCOLN VIPT     MODERATE
                                                  LINCOLN VIPT  INTERNATIONAL     PROFILE
                                                 INTERNATIONAL  SERVICE CLASS  SERVICE CLASS
                                                   SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                                 -------------------------------------------
NET ASSETS AT JANUARY 1, 2005                      $1,390,089     $3,399,633    $        --
Changes From Operations:
   - Net investment income (loss)                      21,147         30,472        (29,931)
   - Net realized gain (loss) on investments           42,095         58,841          1,023
   - Net change in unrealized appreciation or
        depreciation on investments                   186,693        489,076        143,167
                                                   ----------     ----------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    249,935        578,389        114,259
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                             1,121,367      2,028,481      4,703,269
   - Contract withdrawals and transfers to
        annuity reserves                             (192,413)      (202,888)       (36,776)
   - Contract transfers                               414,500        858,634      3,745,508
                                                   ----------     ----------    -----------
                                                    1,343,454      2,684,227      8,412,001
   Annuity Reserves:
   - Transfer from accumulation units and
        between subaccounts                                --         12,175             --
   - Annuity Payments                                      --           (719)            --
   - Receipt (reimbursement) of mortality
        guarantee adjustment                               --           (141)            --
                                                   ----------     ----------    -----------
                                                           --         11,315             --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           1,343,454      2,695,542      8,412,001
                                                   ----------     ----------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS             1,593,389      3,273,931      8,526,260
                                                   ----------     ----------    -----------
NET ASSETS AT DECEMBER 31, 2005                     2,983,478      6,673,564      8,526,260
Changes From Operations:
   - Net investment income (loss)                      49,168        101,474        (97,945)
   - Net realized gain (loss) on investments          200,041        205,215        116,310
   - Net change in unrealized appreciation or
        depreciation on investments                   602,140      1,679,768      1,465,423
                                                   ----------     ----------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    851,349      1,986,457      1,483,788
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                               644,297      1,689,813      7,384,035
   - Contract withdrawals and transfers to
        annuity reserves                             (212,275)      (231,636)      (451,376)
   - Contract transfers                              (513,256)      (473,114)     2,149,237
                                                   ----------     ----------    -----------
                                                      (81,234)       985,063      9,081,896
   Annuity Reserves:
   - Annuity Payments                                      --         (1,011)            --
   - Receipt (reimbursement) of mortality
        guarantee adjustment                               --             59             --
                                                   ----------     ----------    -----------
                                                           --           (952)            --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                             (81,234)       984,111      9,081,896
                                                   ----------     ----------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS               770,115      2,970,568     10,565,684
                                                   ----------     ----------    -----------
NET ASSETS AT DECEMBER 31, 2006                    $3,753,593     $9,644,132    $19,091,944
                                                   ==========     ==========    ===========

                                                   LINCOLN VIPT
                                                    MODERATELY
                                                    AGGRESSIVE     SUBACCOUNT    LINCOLN VIPT
                                                 PROFILE SERVICE  LINCOLN VIPT   MONEY MARKET
                                                      CLASS       MONEY MARKET  SERVICE CLASS
                                                    SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                                 --------------------------------------------
NET ASSETS AT JANUARY 1, 2005                      $       --     $ 5,650,428    $ 2,598,857
Changes From Operations:
   - Net investment income (loss)                      (8,503)         55,682         28,093
   - Net realized gain (loss) on investments             (694)             --             --
   - Net change in unrealized appreciation or
        depreciation on investments                    63,060              --             --
                                                   ----------     -----------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                     53,863          55,682         28,093
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                             1,748,002         982,250      2,676,447
   - Contract withdrawals and transfers to
        annuity reserves                               (3,155)     (2,507,877)      (127,715)
   - Contract transfers                               549,966       3,157,095       (239,763)
                                                   ----------     -----------    -----------
                                                    2,294,813       1,631,468      2,308,969
   Annuity Reserves:
   - Transfer from accumulation units and
        between subaccounts                                --              --             --
   - Annuity Payments                                      --          (7,026)            --
   - Receipt (reimbursement) of mortality
        guarantee adjustment                               --               9             --
                                                   ----------     -----------    -----------
                                                           --          (7,017)            --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           2,294,813       1,624,451      2,308,969
                                                   ----------     -----------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS             2,348,676       1,680,133      2,337,062
                                                   ----------     -----------    -----------
NET ASSETS AT DECEMBER 31, 2005                     2,348,676       7,330,561      4,935,919
Changes From Operations:
   - Net investment income (loss)                     (29,465)        224,011        217,094
   - Net realized gain (loss) on investments           17,275              --             --
   - Net change in unrealized appreciation or
        depreciation on investments                   725,129              --             --
                                                   ----------     -----------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    712,939         224,011        217,094
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                             3,371,830         734,879      5,531,117
   - Contract withdrawals and transfers to
        annuity reserves                             (161,521)     (2,704,899)      (951,071)
   - Contract transfers                             2,105,272       1,170,834        900,797
                                                   ----------     -----------    -----------
                                                    5,315,581        (799,186)     5,480,843
   Annuity Reserves:
   - Annuity Payments                                      --          (2,303)            --
   - Receipt (reimbursement) of mortality
        guarantee adjustment                               --              --             --
                                                   ----------     -----------    -----------
                                                           --          (2,303)            --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                           5,315,581        (801,489)     5,480,843
                                                   ----------     -----------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS             6,028,520        (577,478)     5,697,937
                                                   ----------     -----------    -----------
NET ASSETS AT DECEMBER 31, 2006                    $8,377,196     $ 6,753,083    $10,633,856
                                                   ==========     ===========    ===========

                                                                                    MFS VIT
                                                 LINCOLN VIPT    LINCOLN VIPT       CAPITAL
                                                    SOCIAL     SOCIAL AWARENESS  OPPORTUNITIES
                                                  AWARENESS     SERVICE CLASS    SERVICE CLASS
                                                  SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                                                 ---------------------------------------------
NET ASSETS AT JANUARY 1, 2005                     $1,005,389      $1,999,428       $186,966
Changes From Operations:
   - Net investment income (loss)                     (7,759)        (22,955)        (1,868)
   - Net realized gain (loss) on investments          14,214          44,945          6,697
   - Net change in unrealized appreciation or
        depreciation on investments                  123,168         264,080         (4,889)
                                                  ----------      ----------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   129,623         286,070            (60)
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                              178,703         817,920          3,094
   - Contract withdrawals and transfers to
        annuity reserves                             (41,062)        (92,964)        (8,877)
   - Contract transfers                              110,506          49,278         (4,434)
                                                  ----------      ----------       --------
                                                     248,147         774,234        (10,217)
   Annuity Reserves:
   - Transfer from accumulation units and
        between subaccounts                               --              --             --
   - Annuity Payments                                     --              --             --
   - Receipt (reimbursement) of mortality
        guarantee adjustment                              --              --             --
                                                  ----------      ----------       --------
                                                          --              --             --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                            248,147         774,234        (10,217)
                                                  ----------      ----------       --------
TOTAL INCREASE (DECREASE) IN NET ASSETS              377,770       1,060,304        (10,277)
                                                  ----------      ----------       --------
NET ASSETS AT DECEMBER 31, 2005                    1,383,159       3,059,732        176,689
Changes From Operations:
   - Net investment income (loss)                     (9,473)        (28,609)        (2,543)
   - Net realized gain (loss) on investments          32,818          54,620          4,642
   - Net change in unrealized appreciation or
        depreciation on investments                  118,482         289,676         17,576
                                                  ----------      ----------       --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   141,827         315,687         19,675
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                               37,767         202,696          2,824
   - Contract withdrawals and transfers to
        annuity reserves                            (100,517)        (95,635)        (9,098)
   - Contract transfers                                5,615         (47,333)        (8,128)
                                                  ----------      ----------       --------
                                                     (57,135)         59,728        (14,402)
   Annuity Reserves:
   - Annuity Payments                                     --              --             --
   - Receipt (reimbursement) of mortality
        guarantee adjustment                              --              --             --
                                                  ----------      ----------       --------
                                                          --              --             --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                            (57,135)         59,728        (14,402)
                                                  ----------      ----------       --------
TOTAL INCREASE (DECREASE) IN NET ASSETS               84,692         375,415          5,273
                                                  ----------      ----------       --------
NET ASSETS AT DECEMBER 31, 2006                   $1,467,851      $3,435,147       $181,962
                                                  ==========      ==========       ========

                                                                                           MFS VIT
                                                                            MFS VIT       EMERGING      MFS VIT      MFS VIT
                                                                            EMERGING       GROWTH        TOTAL    TOTAL RETURN
                                                                             GROWTH    SERVICE CLASS    RETURN    SERVICE CLASS
                                                                           SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
                                                                           ----------------------------------------------------
NET ASSETS AT JANUARY 1, 2005                                               $448,038      $355,223    $3,762,326   $ 6,197,884
Changes From Operations:
   - Net investment income (loss)                                             (5,866)       (6,806)       25,570        11,296
   - Net realized gain (loss) on investments                                   4,932         8,642       233,601       343,916
   - Net change in unrealized appreciation or depreciation on investments     31,375        31,473      (215,998)     (269,463)
                                                                            --------      --------    ----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               30,441        33,309        43,173        85,749
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                          573       131,201        10,600     2,386,930
   - Contract withdrawals and transfers to annuity reserves                  (33,051)      (34,126)     (604,726)     (578,222)
   - Contract transfers                                                      (10,112)      113,369       (17,383)      898,221
                                                                            --------      --------    ----------   -----------
                                                                             (42,590)      210,444      (611,509)    2,706,929
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts                     --            --        12,292            --
   - Annuity Payments                                                             --            --        (5,040)           --
   - Receipt (reimbursement) of mortality guarantee adjustment                    --            --           (10)           --
                                                                            --------      --------    ----------   -----------
                                                                                  --            --         7,242            --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS       (42,590)      210,444      (604,267)    2,706,929
                                                                            --------      --------    ----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      (12,149)      243,753      (561,094)    2,792,678
                                                                            --------      --------    ----------   -----------
NET ASSETS AT DECEMBER 31, 2005                                              435,889       598,976     3,201,232     8,990,562
Changes From Operations:
   - Net investment income (loss)                                             (5,721)       (8,672)       31,458        44,092
   - Net realized gain (loss) on investments                                  14,376        21,220       157,831       393,370
   - Net change in unrealized appreciation or depreciation on investments     15,349        19,931       101,159       729,133
                                                                            --------      --------    ----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               24,004        32,479       290,448     1,166,595
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                          242         9,540         4,181     4,034,042
   - Contract withdrawals and transfers to annuity reserves                  (29,316)      (15,834)     (249,422)     (581,417)
   - Contract transfers                                                      (39,534)      (78,790)     (272,193)      333,228
                                                                            --------      --------    ----------   -----------
                                                                             (68,608)      (85,084)     (517,434)    3,785,853
   Annuity Reserves:
   - Annuity Payments                                                             --            --        (4,805)           --
   - Receipt (reimbursement) of mortality guarantee adjustment                    --            --            24            --
                                                                            --------      --------    ----------   -----------
                                                                                  --            --        (4,781)           --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS       (68,608)      (85,084)     (522,215)    3,785,853
                                                                            --------      --------    ----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                      (44,604)      (52,605)     (231,767)    4,952,448
                                                                            --------      --------    ----------   -----------
NET ASSETS AT DECEMBER 31, 2006                                             $391,285      $546,371    $2,969,465   $13,943,010
                                                                            ========      ========    ==========   ===========

See accompanying notes.

                                                                                         MFS VIT        NB AMT
                                                                             MFS VIT     UTILITIES     MID-CAP
                                                                            UTILITIES  SERVICE CLASS    GROWTH
                                                                           SUBACCOUNT   SUBACCOUNT    SUBACCOUNT
                                                                           --------------------------------------
NET ASSETS AT JANUARY 1, 2005                                              $1,520,581    $1,230,761   $2,976,224
Changes From Operations:
   - Net investment income (loss)                                             (12,323)      (31,823)     (56,343)
   - Net realized gain (loss) on investments                                   69,699        48,481       81,101
   - Net change in unrealized appreciation or depreciation on investments     167,198       356,726      442,539
                                                                           ----------    ----------   ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               224,574       373,384      467,297
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                         2,453     2,511,510    1,139,165
   - Contract withdrawals and transfers to annuity reserves                  (241,875)     (126,857)    (219,381)
   - Contract transfers                                                        33,141       545,908      184,190
                                                                           ----------    ----------   ----------
                                                                             (206,281)    2,930,561    1,103,974
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts                      --            --           --
   - Annuity Payments                                                          (6,306)           --           --
   - Receipt (reimbursement) of mortality guarantee adjustment                      9            --           --
                                                                           ----------    ----------   ----------
                                                                               (6,297)           --           --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS       (212,578)    2,930,561    1,103,974
                                                                           ----------    ----------   ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                        11,996     3,303,945    1,571,271
                                                                           ----------    ----------   ----------
NET ASSETS AT DECEMBER 31, 2005                                             1,532,577     4,534,706    4,547,495
Changes From Operations:
   - Net investment income (loss)                                              10,137         9,013      (89,324)
   - Net realized gain (loss) on investments                                  135,615       362,866      172,951
   - Net change in unrealized appreciation or depreciation on investments     287,972     1,233,794      586,755
                                                                           ----------    ----------   ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               433,724     1,605,673      670,382
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                         7,492     1,887,708    1,623,931
   - Contract withdrawals and transfers to annuity reserves                  (138,426)     (342,690)    (250,092)
   - Contract transfers                                                       (28,048)      250,075      209,437
                                                                           ----------    ----------   ----------
                                                                             (158,982)    1,795,093    1,583,276
   Annuity Reserves:
   - Annuity Payments                                                          (1,140)           --           --
   - Receipt (reimbursement) of mortality guarantee adjustment                     --            --           --
                                                                           ----------    ----------   ----------
                                                                               (1,140)           --           --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS       (160,122)    1,795,093    1,583,276
                                                                           ----------    ----------   ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                       273,602     3,400,766    2,253,658
                                                                           ----------    ----------   ----------
NET ASSETS AT DECEMBER 31, 2006                                            $1,806,179    $7,935,472   $6,801,153
                                                                           ==========    ==========   ==========

                                                                                       PUTNAM VT   PUTNAM VT
                                                                                        GROWTH &     HEALTH
                                                                             NB AMT      INCOME     SCIENCES
                                                                             REGENCY    CLASS IB    CLASS IB
                                                                           SUBACCOUNT  SUBACCOUNT  SUBACCOUNT
                                                                           ----------------------------------
NET ASSETS AT JANUARY 1, 2005                                              $3,184,231   $105,318    $192,981
Changes From Operations:
   - Net investment income (loss)                                             (78,311)       (86)     (3,541)
   - Net realized gain (loss) on investments                                  450,415      3,046       2,518
   - Net change in unrealized appreciation or depreciation on investments     250,028        714      28,473
                                                                           ----------   --------    --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               622,132      3,674      27,450
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                     2,933,481        256         889
   - Contract withdrawals and transfers to annuity reserves                  (215,209)   (12,043)     (6,703)
   - Contract transfers                                                       759,070      3,920      65,796
                                                                           ----------   --------    --------
                                                                            3,477,342     (7,867)     59,982
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts                      --         --          --
   - Annuity Payments                                                              --         --          --
   - Receipt (reimbursement) of mortality guarantee adjustment                     --         --          --
                                                                           ----------   --------    --------
                                                                                   --         --          --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS      3,477,342     (7,867)     59,982
                                                                           ----------   --------    --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     4,099,474     (4,193)     87,432
                                                                           ----------   --------    --------
NET ASSETS AT DECEMBER 31, 2005                                             7,283,705    101,125     280,413
Changes From Operations:
   - Net investment income (loss)                                             (91,953)      (118)     (2,549)
   - Net realized gain (loss) on investments                                  566,318      2,970      17,504
   - Net change in unrealized appreciation or depreciation on investments     281,834     11,338     (13,579)
                                                                           ----------   --------    --------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS               756,199     14,190       1,376
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                     1,349,386        140       1,533
   - Contract withdrawals and transfers to annuity reserves                  (297,226)      (578)    (11,777)
   - Contract transfers                                                      (204,157)        --     (82,455)
                                                                           ----------   --------    --------
                                                                              848,003       (438)    (92,699)
   Annuity Reserves:
   - Annuity Payments                                                              --         --          --
   - Receipt (reimbursement) of mortality guarantee adjustment                     --         --          --
                                                                           ----------   --------    --------
                                                                                   --         --          --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT TRANSACTIONS        848,003       (438)    (92,699)
                                                                           ----------   --------    --------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     1,604,202     13,752     (91,323)
                                                                           ----------   --------    --------
NET ASSETS AT DECEMBER 31, 2006                                            $8,887,907   $114,877    $189,090
                                                                           ==========   ========    ========

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

1.   ACCOUNTING POLICIES AND ACCOUNT INFORMATION

THE VARIABLE ACCOUNT: Lincoln New York Separate Account N for Variable Annuities (Variable Account) is a segregated investment account of Lincoln Life & Annuity Company of New York (the Company) and is registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, as a unit investment trust. The Variable Account consists of eleven products. The available contracts are as follows:

Lincoln Choice Plus
Lincoln Choice Plus II
Lincoln Choice Plus Access
Lincoln Choice Plus II Access
Lincoln Choice Plus II Bonus
Lincoln Choice Plus II L-Share
Lincoln Choice Plus Assurance
Lincoln Choice Plus Assurance Access
Lincoln Choice Plus Assurance Bonus
Lincoln Choice Plus Assurance L-Share
Lincoln Choice Plus Design

The assets of the Variable Account are owned by the Company. The portion of the Variable Account's assets supporting the annuity contracts may not be used to satisfy liabilities arising from any other business of the Company.

BASIS OF PRESENTATION: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States for unit investment trusts.

On or about April 1, 2007, Lincoln Life & Annuity Company of New York will merge into Jefferson Pilot LifeAmerica Insurance Company. Jefferson Pilot LifeAmerica Insurance Company will be renamed Lincoln Life & Annuity Company of New York. Pursuant to the merger, the segregated investment account, Lincoln New York Account N for Variable Annuities, will be transferred to Jefferson Pilot LifeAmerica Insurance Company. The transfer will not affect the assets and liabilities of the segregated investment account, Lincoln New York Separate Account N for Variable Annuities.

INVESTMENTS: The assets of the Variable Account are divided into variable subaccounts, each of which may be invested in shares of ninety two available mutual funds (the Funds) of fifteen diversified open-end management investment companies, each Fund with its own investment objective. The Funds are:

AIM Variable Insurance Funds (AIM V.I.):
   AIM V.I. Capital Appreciation Fund
   AIM V.I. Capital Appreciation Class II Fund
   AIM V.I. Core Equity Fund
   AIM V.I. Core Equity Class II Fund
   AIM V.I. International Growth Fund
   AIM V.I. International Growth Class II Fund
AllianceBernstein Variable Products Series Fund, Inc. (ABVPSF):
   ABVPSF Global Technology Class B Fund
   ABVPSF Growth and Income Class B Fund
   ABVPSF International Value Class B Fund
   ABVPSF Large Cap Growth Class B Fund
   ABVPSF Small/Mid Cap Value Class B Fund
American Century Variable Portfolios, Inc. (American Century VP):
   American Century VP Inflation Protection (Class  2)
American Funds Insurance Series (American Funds):
   American Funds Global Growth Class 2 Fund
   American Funds Global Small Capitalization Class 2 Fund
   American Funds Growth Class 2 Fund
   American Funds Growth-Income Class 2 Fund
   American Funds International Class 2 Fund
Baron Capital Funds Trust (Baron Capital):
   Baron Capital Asset Fund Insurance Shares
Delaware VIP Trust (Delaware VIPT)*:
   Delaware VIPT Capital Reserves Service Class Series
   Delaware VIPT Diversified Income Service Class Series
   Delaware VIPT Emerging Markets Service Class Series
   Delaware VIPT High Yield Series
   Delaware VIPT High Yield Service Class Series
   Delaware VIPT REIT Series
   Delaware VIPT REIT Service Class Series
   Delaware VIPT Small Cap Value Series
   Delaware VIPT Small Cap Service Class Series
   Delaware VIPT Trend Series
   Delaware VIPT Trend Service Class Series
   Delaware VIPT U.S. Growth Service Class Series
   Delaware VIPT Value Series
   Delaware VIPT Value Service Class Series
DWS Scudder VIP Funds (DWS VIP):
   DWS VIP Equity 500 Index Fund
   DWS VIP Equity 500 Index Service Class Fund
   DWS VIP Small Cap Index Fund
   DWS VIP Small Cap Index Service Class Fund
Fidelity Variable Insurance Products Fund (Fidelity VIP):
   Fidelity VIP Contrafund Service Class 2 Portfolio
   Fidelity VIP Equity-Income Portfolio
   Fidelity VIP Equity-Income Service Class 2 Portfolio
   Fidelity VIP Growth Portfolio
   Fidelity VIP Growth Service Class 2 Portfolio
   Fidelity VIP Mid Cap Service Class 2 Portfolio
   Fidelity VIP Overseas Portfolio
   Fidelity VIP Overseas Service Class 2 Portfolio
Franklin Templeton Variable Insurance Products Trust (FTVIPT):
   FTVIPT Franklin Income Securities Class 2 Fund

   FTVIPT Franklin Small-Mid Cap Growth Securities Class 2 Fund FTVIPT Mutual Shares Securities Class 2 Fund
   FTVIPT Templeton Global Income Securities Class 2 Fund
   FTVIPT Templeton Growth Securities Class 2 Fund
Janus Aspen Series:
   Janus Aspen Series Balanced Service Shares Portfolio
   Janus Aspen Series Mid Cap Growth Service Shares Portfolio Janus Aspen Series Worldwide Growth Service Shares Portfolio
Lincoln Variable Insurance Products Trust (Lincoln VIPT)*:
   Lincoln VIPT Aggressive Growth Fund
   Lincoln VIPT Aggressive Growth Service Class Fund
   Lincoln VIPT Aggressive Profile Service Class Fund
   Lincoln VIPT Bond Fund
   Lincoln VIPT Bond Service Class Fund
   Lincoln VIPT Capital Appreciation Fund
   Lincoln VIPT Capital Appreciation Service Class Fund
   Lincoln VIPT Conservative Profile Service Class Fund
   Lincoln VIPT Core Fund**
   Lincoln VIPT Core Service Class Fund
   Lincoln VIPT Equity Income Service Class Fund
   Lincoln VIPT Global Asset Allocation Fund
   Lincoln VIPT Global Asset Allocation Service Class Fund Lincoln VIPT Growth Fund**
   Lincoln VIPT Growth Service Class Fund
   Lincoln VIPT Growth and Income Service Class Fund
   Lincoln VIPT Growth Opportunities Service Class Fund
   Lincoln VIPT International Fund
   Lincoln VIPT International Service Class Fund
   Lincoln VIPT Moderate Profile Service Class Fund
   Lincoln VIPT Moderately Aggressive Profile Service Class Fund Lincoln VIPT Money Market Fund
   Lincoln VIPT Money Market Service Class Fund
   Lincoln VIPT Social Awareness Fund
   Lincoln VIPT Social Awareness Service Class Fund
M Fund, Inc. (M Fund):
   M Fund Brandes International Equity Fund**
   M Fund Business Opportunity Value Fund**
   M Fund Frontier Capital Appreciation Fund**
   M Fund Turner Core Growth Fund**
MFS Variable Insurance Trust (MFS VIT):
   MFS VIT Capital Opportunities Service Class Series
   MFS VIT Emerging Growth Series
   MFS VIT Emerging Growth Service Class Series
   MFS VIT Total Return Series
   MFS VIT Total Return Service Class Series
   MFS VIT Utilities Series
   MFS VIT Utilities Service Class Series
Neuberger Berman Advisers Management Trust (NB AMT):
   NB AMT Mid-Cap Growth Portfolio
   NB AMT Regency Portfolio
Putnam Variable Trust (Putnam VT):
   Putnam VT Growth  & Income Class IB Fund
   Putnam VT Health Sciences Class IB Fund

*    Denotes an affiliate of Lincoln Life & Annuity Company of New York.

**   Available fund with no money invested at December 31, 2006.

Investments in the Funds are stated at the closing net asset value per share on December 31, 2006, which approximates fair value. The difference between cost and fair value is reflected as unrealized appreciation or depreciation of investments.

Investment transactions are accounted for on a trade date basis. The cost of investments sold is determined by the average cost method.

DIVIDENDS: Dividends paid to the Variable Account are automatically reinvested in shares of the Funds on the payable date. Dividend income is recorded on the ex-dividend date.

FEDERAL INCOME TAXES: Operations of the Variable Account form a part of and are taxed with operations of the Company, which is taxed as a "life insurance company" under the Internal Revenue Code. The Variable Account will not be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code, as amended. Under current federal income tax law, no federal income taxes are payable with respect to the Variable Account's net investment income and the net realized gain on investments.

ANNUITY RESERVES: Reserves on contracts not involving life contingencies are calculated using an assumed investment rate of 3%, 4%, 5% or 6%. Reserves on contracts involving life contingencies are calculated using a modification of the 1971 Individual Annuitant Mortality Table and an assumed investment rate of 3%, 4%, 5% or 6%.

NEW INVESTMENT FUNDS AND FUND NAME CHANGES: During 2005, the Delaware VIPT Capital Reserves Service Class Series, the Fidelity VIP Mid Cap Service Class 2 Portfolio, the FTVIPT Templeton Global Income Securities Class 2 Fund, the Lincoln VIPT Aggressive Profile Service Class Fund, the Lincoln VIPT

Conservative Profile Service Class Fund, the Lincoln VIPT Core Fund, the Lincoln VIPT Core Service Class Fund, the Lincoln VIPT Equity Income Service Class Fund, the Lincoln VIPT Growth Fund, the Lincoln VIPT Growth Service Class Fund, the Lincoln VIPT Growth and Income Service Class Fund, the Lincoln VIPT Growth Opportunities Service Class Fund, the Lincoln VIPT Moderate Profile Service Class Fund and the Lincoln VIPT Moderately Aggressive Profile Service Class Fund became available as investment options for Variable Account Contract owners. Accordingly, for the subaccounts listed above with money invested in 2005, the 2005 statements of changes in net assets and total return and investment income ratios in Note 3 for these subaccounts are for the period from the commencement of operations to December 31, 2005.

Also during 2005, the ABVPSF Small Cap Value Class B Fund changed its name to the ABVPSF Small/Mid Cap Value Class B Fund, the ABVPSF Technology Class B Fund changed its name to the ABVPSF Global Technology Class B Fund, the ABVPSF Premier Growth Class B Fund changed its name to the ABVPSF Large Cap Growth Class B Fund and the FTVIPT Franklin Small Cap Class 2 Fund changed its name to the FTVIPT Franklin Small-Mid Cap Growth Securities Class 2 Fund.

During 2006, the AIM V.I. Core Equity Fund, the AIM V.I. Core Equity Class II Fund, the AIM V.I. Capital Appreciation Fund, the AIM V.I. Capital Appreciation Class II Fund, the ABVPSF International Value Class B Fund, the Baron Capital Asset fund, the FTVIPT Income Securities Class 2 Fund and the FTVIPT Mutual Shares Securities Class 2 Fund became available as investment options for Account Contract owners. Accordingly, for the subaccounts listed above with money invested in 2006, the 2006 statement of operations and statements of changes in net assets and total return and investment income ratios in Note 3 for these subaccounts are for the period from the commencement of operations to December 31, 2006.

Also during 2006, the Scudder Investments VIT Funds (Scudder VIT) family of funds changed its name to DWS Scudder VIP Funds (DWS VIP).

FUND CLOSING: During 2005, the DWS VIP EAFE Equity Index Fund and the DWS VIP EAFE Equity Index Service Class Fund ceased to be available as investment options to Variable Account Contract owners.

During 2006, the AIM V.I Premier Equity Fund, the AIM V.I Premier Equity Class II Fund, the AIM V.I. Growth Fund and the AIM V.I. Growth Class II Fund ceased to be available as investment options to Variable Account Contract owners.

FUND MERGERS: During 2006, the AIM V.I. Premier Equity Fund merged into the AIM V.I. Core Equity Fund, the AIM V.I. Premier Equity Class II Fund merged into the AIM V.I. Core Equity Class II Fund, the AIM V.I. Growth Fund merged into the AIM V.I. Capital Appreciation Fund and the AIM V.I. Growth Class II Fund merged into the AIM V.I. Capital Appreciation Class II Fund.

2.   MORTALITY AND EXPENSE GUARANTEES AND OTHER TRANSACTIONS WITH AFFILIATES

Amounts are paid to the Company for mortality and expense guarantees at a percentage of each Fund's average daily net assets within the Variable Account. The rates are as follows for the eleven contract types:

- Lincoln Choice Plus at a daily rate of .0038356% to .0064384% (1.40% to 2.35% on an annual basis)

- Lincoln Choice Plus II at a daily rate of .0034247% to .0064384% (1.25% to 2.35% on an annual basis)

- Lincoln Choice Plus Access at a daily rate of .0038356% to .0071233% (1.40% to 2.60% on an annual basis)

- Lincoln Choice Plus II Access at a daily rate of .0038356% to .0071233% (1.40% to 2.60% on an annual basis)

- Lincoln Choice Plus II Bonus at a daily rate of .0038356% to .0069863% (1.40% to 2.55% on an annual basis)

- Lincoln Choice Plus II L-Share at a daily rate of .0038356% to .0072603% (1.40% to 2.65% on an annual basis)

- Lincoln Choice Plus Assurance at a daily rate of .0036986% to .0065753% (1.35% to 2.40% on an annual basis)

- Lincoln Choice Plus Assurance Access at a daily rate of .0038356% to .0071233% (1.40% to 2.60% on an annual basis)

- Lincoln Choice Plus Assurance Bonus at a daily rate of .0038356% to .0073973% (1.40% to 2.70% on an annual basis)

- Lincoln Choice Plus Assurance L-Share at a daily rate of .0038356% to .0076712% (1.40% to 2.80% on an annual basis)

- Lincoln Choice Plus Design at a daily rate of .0030137% to .0075342% (1.10% to 2.75% on an annual basis)

Contract charges and surrender charges for the years ended December 31, 2006 and 2005 were $290,438 and $319,324, respectively.

The Company is responsible for all sales, general and administrative expenses applicable to the Variable Account.

3.   FINANCIAL HIGHLIGHTS

A summary of the fee rates, unit values, units outstanding, net assets and total return and investment income ratios for variable annuity contracts as of and for each year or period in the five years ended December 31, 2006 follows.

                                MINIMUM  MAXIMUM  MINIMUM   MAXIMUM                              MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS         NET        TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING    ASSETS     RETURN(4)  RETURN(4)   RATIO(5)
--------------------------------------------------------------------------------------------------------------------------------
AIM V.I. CAPITAL APPRECIATION
            2006    4/28/06      1.40%    1.65%    $ 4.97    $ 5.71      116,072   $   647,668    -1.38%     -1.22%      0.06%
            2002                 1.40%    1.65%      4.45      5.21      143,793       738,211   -25.60%    -25.41%      0.00%
AIM V.I. CAPITAL APPRECIATION CLASS II
            2006    4/28/06      1.25%    1.70%     11.36     15.67       17,186       229,910    -1.59%     -1.29%      0.00%
AIM V.I. CORE EQUITY
            2006    4/28/06      1.40%    1.65%      7.55      8.10      177,097     1,414,490     7.96%      8.14%      0.52%
AIM V.I. CORE EQUITY CLASS II
            2006    4/28/06      1.40%    1.60%     11.70     15.52        3,781        45,400     7.83%      7.97%      0.54%
AIM V.I. INTERNATIONAL GROWTH
            2006                 1.40%    1.65%     12.88     12.88       47,940       615,202    26.45%     26.45%      0.98%
            2005                 1.40%    1.40%     10.19     10.19       54,004       550,266    16.29%     16.29%      0.72%
            2004                 1.40%    1.65%      8.76      8.76       51,346       449,530    22.28%     22.28%      0.63%
            2003                 1.40%    1.40%      7.17      7.17       55,910       400,637    27.27%     27.27%      0.33%
            2002                 1.40%    1.65%      5.02      5.63      491,751     2,626,943   -17.06%    -16.85%      0.74%
AIM V.I. INTERNATIONAL GROWTH CLASS II
            2006                 1.35%    1.70%     19.62     23.66       17,638       382,627    25.72%     26.10%      1.02%
            2005                 1.40%    1.70%     15.60     18.80       15,551       268,354    15.72%     16.07%      0.65%
            2004                 1.40%    1.70%     13.48     16.23       12,922       195,966    21.62%     21.99%      0.55%
            2003                 1.40%    1.70%     11.09     13.33        8,296       100,008    26.45%     26.84%      0.43%
            2002                 1.40%    1.70%      8.77      9.28        4,674        45,118   -17.37%    -17.12%      2.01%
ABVPSF GLOBAL TECHNOLOGY CLASS B
            2006                 1.30%    1.90%      4.43     17.52      247,607     1,725,587     6.34%      6.98%      0.00%
            2005                 1.30%    1.90%      4.16     16.42      261,454     1,584,256     1.90%      2.21%      0.00%
            2004                 1.40%    1.70%      4.08     16.10      263,995     1,308,015     3.32%      3.63%      0.00%
            2003                 1.40%    1.70%      3.94     10.38      238,808     1,096,508    41.38%     41.79%      0.00%
            2002                 1.40%    1.70%      2.79      7.34      184,203       586,079   -43.01%    -42.62%      0.00%
ABVPSF GROWTH CLASS B
            2002                 1.40%    1.65%      4.26      4.80      118,134       564,848   -29.44%    -29.26%      0.00%
ABVPSF GROWTH AND INCOME CLASS B
            2006                 1.25%    2.45%     11.73     18.08      712,281    10,766,591    14.15%     15.53%      1.17%
            2005                 1.25%    2.45%     11.55     15.70      673,438     8,857,692     2.83%      3.30%      1.27%
            2004                 1.25%    1.70%     11.22     15.25      579,554     7,289,970     9.35%      9.73%      0.71%
            2003                 1.35%    1.70%     10.26     11.23      427,299     4,613,854    29.96%     30.35%      0.83%
            2002                 1.40%    1.70%      7.89      8.64      404,878     3,259,311   -23.69%    -23.35%      0.55%
ABVPSF INTERNATIONAL VALUE CLASS B
            2006    7/20/06      1.25%    1.95%     11.82     11.87      110,355     1,306,888     4.12%     22.59%      0.00%
ABVPSF LARGE CAP GROWTH CLASS B
            2006                 1.25%    1.70%      6.10     14.17      284,267     2,256,152    -2.32%     -1.88%      0.00%
            2005                 1.25%    1.70%      6.24     14.49      354,911     2,886,857    12.91%     13.42%      0.00%
            2004                 1.25%    1.70%      5.53     12.82      376,666     2,605,328     6.52%      6.84%      0.00%
            2003                 1.40%    1.70%      5.19      9.83      373,060     2,222,750    21.29%     21.65%      0.00%
            2002                 1.40%    1.70%      4.27      8.10      368,781     1,763,317   -32.20%    -31.80%      0.00%
ABVPSF SMALL/MID CAP VALUE CLASS B
            2006                 1.25%    2.35%     11.90     22.17      167,934     3,056,392    12.05%     12.78%      0.23%
            2005                 1.25%    1.90%     16.18     19.73      123,990     2,181,882     4.84%      5.20%      0.53%
            2004                 1.35%    1.70%     15.40     18.80       71,614     1,272,675    17.07%     17.42%      0.07%
            2003                 1.40%    1.70%     15.11     16.04       34,526       531,478    38.53%     38.94%      0.53%
            2002                 1.40%    1.70%     10.91     10.96       15,416       170,220    -8.13%     -7.82%      0.04%
AMERICAN CENTURY VP INFLATION PROTECTION CLASS 2
            2006                 1.25%    2.65%      9.75     10.49    1,333,328    13,804,770    -0.83%      0.32%      3.34%
            2005                 1.25%    2.40%     10.39     10.44    1,185,739    12,312,453    -0.15%      0.20%      4.63%
            2004    5/24/04      1.35%    1.70%     10.40     10.42      540,280     5,625,666     1.10%      5.07%      2.15%

                                MINIMUM  MAXIMUM  MINIMUM   MAXIMUM                              MINIMUM    MAXIMUM   INVESTMENT
SUBACCOUNT  YEAR  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS         NET        TOTAL      TOTAL      INCOME
                     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING    ASSETS     RETURN(4)  RETURN(4)   RATIO(5)
--------------------------------------------------------------------------------------------------------------------------------
AMERICAN FUNDS GLOBAL GROWTH CLASS 2
            2006                 1.25%    2.45%    $13.48    $15.13      622,543   $ 9,204,327    18.16%     18.93%      0.87%
            2005                 1.25%    1.90%     12.63     12.70      304,358     3,834,879    12.15%     12.55%      0.56%
            2004    6/4/04       1.35%    1.70%     11.26     11.29       58,313       657,067     9.41%     12.55%      0.02%
AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION CLASS 2
            2006                 1.25%    2.50%     14.49     28.62      437,693     9,674,755    21.17%     22.51%      0.47%
            2005                 1.25%    2.35%     12.45     23.45      370,544     6,477,424    23.24%     23.79%      0.95%
            2004                 1.25%    1.70%     10.10     19.01      236,099     3,082,585    18.84%     19.26%      0.00%
            2003                 1.35%    1.70%      8.49     15.98      118,054     1,208,287    50.93%     51.40%      0.45%
            2002                 1.40%    1.70%      5.62      9.92      361,374     2,077,923   -20.68%    -20.18%      0.52%
AMERICAN FUNDS GROWTH CLASS 2
            2006                 1.25%    2.65%      9.90     19.65    5,195,894    80,438,587     7.55%      8.85%      0.91%
            2005                 1.25%    2.45%      9.14     18.12    3,741,990    52,203,956    14.23%     14.75%      0.78%
            2004                 1.25%    1.70%      7.99     15.84    2,767,613    31,762,290    10.60%     10.99%      0.22%
            2003                 1.35%    1.70%      7.22     14.31    1,667,960    15,268,982    34.50%     34.91%      0.14%
            2002                 1.40%    1.70%      5.37      9.12      811,632     4,988,490   -25.92%    -25.51%      0.04%
AMERICAN FUNDS GROWTH-INCOME CLASS 2
            2006                 1.25%    2.65%     11.82     18.18    5,223,829    79,559,863    12.41%     13.77%      1.77%
            2005                 1.25%    2.45%     12.45     16.04    3,761,285    51,322,429     4.05%      4.52%      1.52%
            2004                 1.25%    1.70%     11.96     15.40    2,727,912    35,617,516     8.51%      8.89%      1.11%
            2003                 1.35%    1.70%     11.02     14.17    1,515,943    17,594,176    30.20%     30.59%      1.34%
            2002                 1.40%    1.70%      8.46      9.07      773,807     6,610,919   -19.82%    -19.48%      1.22%
AMERICAN FUNDS INTERNATIONAL CLASS 2
            2006                 1.25%    2.65%     11.25     23.76    2,039,633    36,443,544    16.10%     17.50%      1.86%
            2005                 1.25%    2.45%      9.62     20.29    1,542,457    22,930,653    19.46%     19.99%      1.81%
            2004                 1.25%    1.70%      8.05     16.97    1,076,497    12,377,222    17.31%     17.72%      1.65%
            2003                 1.35%    1.70%      6.85     14.45      692,501     5,778,855    32.58%     32.98%      1.74%
            2002                 1.40%    1.70%      5.17      9.06      441,963     2,504,113   -16.44%    -16.03%      1.17%
BARON CAPITAL ASSET
            2006    6/22/06      1.30%    1.95%     10.60     10.64       15,481       164,253     0.79%     14.03%      0.00%
DELAWARE VIPT CAPITAL RESERVES SERVICE CLASS
            2006                 1.25%    1.95%     10.16     10.24       55,920       571,124     2.47%      2.98%      4.33%
            2005    6/24/05      1.30%    1.80%      9.91      9.94       26,441       262,401    -0.89%     -0.32%      2.00%
DELAWARE VIPT DIVERSIFIED INCOME SERVICE CLASS
            2006                 1.25%    2.50%     10.27     11.37    1,077,327    12,025,261     5.02%      6.23%      1.25%
            2005                 1.25%    2.40%     10.62     10.70      780,127     8,262,946    -2.27%     -1.82%      0.57%
            2004    5/24/04      1.25%    1.70%     10.87     10.90      281,559     3,063,394     2.33%      8.82%      0.00%
DELAWARE VIPT EMERGING MARKETS
            2002                 1.40%    1.40%      9.53     9.53        10,156        96,854     3.72%      3.72%      1.57%
DELAWARE VIPT EMERGING MARKETS SERVICE CLASS
            2006                 1.25%    2.45%     14.89     30.18      523,453     9,627,921    24.12%     25.24%      0.91%
            2005                 1.25%    2.15%     16.95     24.19      323,279     5,186,074    24.97%     25.41%      0.07%
            2004    5/26/04      1.35%    1.70%     13.56     19.35       67,159       915,132     6.70%     34.45%      0.00%
            2002                 1.65%    1.65%      8.82     8.82         3,745        33,049     3.32%      3.32%      1.94%
DELAWARE VIPT HIGH YIELD
            2006                 1.40%    2.15%     11.23     13.93      122,300     1,702,644    10.05%     10.88%      6.66%
            2005                 1.40%    2.15%     12.56     12.56      130,131     1,633,842     2.15%      2.15%      7.37%
            2004                 1.40%    1.40%     12.30     12.30      177,600     2,184,219    12.66%     12.66%      8.12%
            2003                 1.40%    1.40%     10.92     10.92      299,682     3,271,555    26.96%     26.96%      6.80%
            2002                 1.40%    1.40%      8.60     8.60       190,380     1,637,062     0.42%      0.42%      9.31%
DELAWARE VIPT HIGH YIELD SERVICE CLASS
            2006                 1.25%    2.50%     11.16     17.71      706,679    10,723,799     9.48%     10.80%      6.16%
            2005                 1.25%    2.45%     12.15     16.04      598,754     8,313,823     1.60%      2.06%      5.87%
            2004                 1.25%    1.70%     11.95     15.77      435,913     6,060,928    12.10%     12.49%      5.70%
            2003                 1.35%    1.70%     10.65     14.05      262,958     3,293,762    26.44%     26.82%      4.59%
            2002                 1.40%    1.70%      8.42     10.34       58,963       538,054    -0.14%      0.17%     10.14%

                                MINIMUM  MAXIMUM  MINIMUM   MAXIMUM                              MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS         NET        TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING     ASSETS    RETURN(4)  RETURN(4)   RATIO(5)
--------------------------------------------------------------------------------------------------------------------------------
DELAWARE VIPT REIT
            2006                 1.40%    2.15%    $13.49    $30.58     105,365    $ 3,218,141    29.81%     30.79%      1.87%
            2005                 1.40%    2.15%     23.38     23.38     116,422      2,718,946     5.68%      5.68%      1.96%
            2004                 1.40%    1.40%     22.13     22.13     128,768      2,849,213    29.55%     29.55%      2.00%
            2003                 1.40%    1.40%     17.08     17.08     119,622      2,043,061    32.16%     32.16%      2.52%
            2002                 1.40%    1.40%     12.92     12.92     101,282      1,308,859     3.07%      3.07%      1.69%
DELAWARE VIPT REIT SERVICE CLASS
            2006                 1.25%    2.45%     13.38     27.27     755,788     17,301,594    29.12%     30.68%      1.54%
            2005                 1.25%    2.45%     16.56     20.95     619,033     11,245,488     5.06%      5.53%      1.54%
            2004                 1.25%    1.70%     15.74     19.93     434,732      7,766,225    28.88%     29.33%      1.44%
            2003                 1.35%    1.70%     14.11     15.46     179,993      2,545,597    31.48%     31.87%      1.68%
            2002                 1.40%    1.70%     10.99     11.75      41,544        469,879     2.63%      2.94%      1.60%
DELAWARE VIPT SELECT GROWTH
            2002                 1.40%    1.40%      4.46      4.46     102,552        457,190   -33.47%    -33.47%      0.00%
DELAWARE VIPT SELECT GROWTH SERVICE CLASS
            2002                 1.65%    1.65%      3.71      3.71       5,361         19,911   -33.74%    -33.74%      0.00%
DELAWARE VIPT SMALL CAP VALUE
            2006                 1.40%    2.15%     12.23     24.66     133,429      3,285,327    13.71%     14.57%      0.25%
            2005                 1.40%    2.15%     21.52     21.52     155,797      3,348,556     7.90%      7.90%      0.38%
            2004                 1.40%    1.40%     19.94     19.94     176,951      3,529,209    19.79%     19.79%      0.19%
            2003                 1.40%    1.40%     16.65     16.65     174,498      2,905,234    40.01%     40.01%      0.37%
            2002                 1.40%    1.40%     11.89     11.89     150,810      1,793,377    -6.92%     -6.92%      0.47%
DELAWARE VIPT SMALL CAP VALUE SERVICE CLASS
            2006                 1.25%    2.65%     12.13     24.53     707,392     14,272,750    13.13%     14.45%      0.02%
            2005                 1.25%    2.40%     16.88     21.52     451,485      8,245,105     7.31%      7.79%      0.13%
            2004                 1.25%    1.70%     15.70     20.04     252,271      4,468,994    19.12%     19.54%      0.02%
            2003                 1.35%    1.70%     14.90     16.82     125,474      1,924,693    39.28%     39.70%      0.17%
            2002                 1.40%    1.70%     10.91     12.07      38,253        447,389    -7.56%     -7.22%      0.31%
DELAWARE VIPT SOCIAL AWARENESS
            2002                 1.40%    1.40%      6.35      6.35      11,354         72,079   -23.93%    -23.93%      0.34%
DELAWARE VIPT SOCIAL AWARENESS SERVICE CLASS
            2002                 1.65%    1.65%      5.91      5.91      12,707         75,091   -24.25%    -24.25%      0.18%
DELAWARE VIPT TREND
            2006                 1.40%    1.40%     10.00     10.00     172,576      1,725,117     6.10%      6.10%      0.00%
            2005                 1.40%    1.40%      9.42      9.42     209,203      1,971,080     4.39%      4.39%      0.00%
            2004                 1.40%    1.40%      9.03      9.03     229,628      2,072,613    11.04%     11.04%      0.00%
            2003                 1.40%    1.40%      8.13      8.13     252,728      2,054,320    33.22%     33.22%      0.00%
            2002                 1.40%    1.40%      6.10      6.10     258,620      1,577,961   -21.05%    -21.05%      0.00%
DELAWARE VIPT TREND SERVICE CLASS
            2006                 1.25%    2.45%      8.11     17.75     393,256      5,587,281     4.73%      6.00%      0.00%
            2005                 1.25%    2.45%      7.68     16.80     356,027      4,858,095     3.83%      4.30%      0.00%
            2004                 1.25%    1.70%      7.40     16.16     263,842      3,384,264    10.42%     10.81%      0.00%
            2003                 1.35%    1.70%      6.70     14.62     146,417      1,429,651    32.52%     32.92%      0.00%
            2002                 1.40%    1.70%      5.05     10.06      76,847        415,582   -21.74%    -21.38%      0.00%
DELAWARE VIPT U.S. GROWTH SERVICE CLASS
            2006                 1.25%    2.45%     11.14     14.16     161,058      2,125,204    -0.41%     -0.79%      0.00%
            2005                 1.25%    2.45%     11.17     14.10     168,441      2,233,571    12.48%     12.99%      0.38%
            2004                 1.25%    1.70%      9.93     12.52     175,456      2,069,031     1.29%      1.64%      0.00%
            2003                 1.35%    1.70%      9.81      9.88      31,062        360,014    21.29%     21.59%      0.01%
            2002                 1.40%    1.70%      8.08      8.13       1,016          8,238   -30.56%    -30.27%      0.20%
DELAWARE VIPT VALUE
            2006                 1.40%    1.40%     15.73     15.73      53,950        848,542    22.38%     22.38%      1.49%
            2005                 1.40%    1.40%     12.85     12.85      52,465        674,297     4.55%      4.55%      1.76%
            2004                 1.40%    1.40%     12.29     12.29      63,947        786,073    13.33%     13.33%      1.57%
            2003                 1.40%    1.40%     10.85     10.85      60,947        661,047    26.51%     26.51%      2.06%
            2002                 1.40%    1.40%      8.57      8.57      67,002        574,433   -19.81%    -19.81%      1.54%

                                MINIMUM  MAXIMUM  MINIMUM   MAXIMUM                              MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS         NET        TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING     ASSETS    RETURN(4)  RETURN(4)   RATIO(5)
--------------------------------------------------------------------------------------------------------------------------------
DELAWARE VIPT VALUE SERVICE CLASS
            2006                 1.25%    2.35%    $12.47    $19.26      505,269   $ 8,327,048    20.92%     22.26%     1.23%
            2005                 1.25%    2.35%     12.88     15.81      326,204     4,559,725     4.01%      4.37%     1.05%
            2004                 1.35%    1.70%     12.37     15.18      126,727     1,716,051    12.66%     13.05%     1.31%
            2003                 1.35%    1.70%     10.98     13.47       60,459       711,865    25.94%     26.33%     1.03%
            2002                 1.40%    1.70%      8.71      8.87       13,505       118,032   -20.30%    -20.11%     1.37%
DWS VIP EAFE EQUITY INDEX
            2005                 0.00%    0.00%        --        --           --            --     0.00%      0.00%     2.14%
            2004                 1.25%    1.70%     12.53     16.03       22,721       326,731    17.06%     17.41%     2.05%
            2003                 1.40%    1.70%     10.70     13.68        7,894        90,313    31.12%     31.48%     3.37%
            2002                 1.40%    1.70%      8.16      8.19        1,054         8,864   -22.96%    -22.82%     2.14%
DWS VIP EAFE EQUITY INDEX SERVICE CLASS
            2005                 0.00%    0.00%        --        --           --            --     0.00%      0.00%     2.05%
            2004                 1.35%    1.70%     15.07     15.13       67,667     1,021,184    16.90%     17.19%     1.56%
            2003     11/5/03     1.35%    1.60%     12.89     12.91        6,949        89,667     3.74%      9.36%     0.00%
DWS VIP EQUITY 500 INDEX
            2006                 1.25%    2.15%      9.52     16.81      537,865     6,258,091    13.06%     14.09%     1.17%
            2005                 1.25%    2.15%      8.38     14.79      608,855     6,139,908     2.91%      3.38%     1.55%
            2004                 1.25%    1.70%      8.14     14.35      729,901     6,738,285     8.73%      9.06%     1.00%
            2003                 1.40%    1.70%      7.48     13.19      552,324     4,430,124    26.00%     26.38%     0.85%
            2002                 1.40%    1.70%      5.93      8.60      326,950     2,031,787   -23.78%    -23.40%     1.49%
DWS VIP EQUITY 500 INDEX SERVICE CLASS
            2006                 1.25%    2.40%     11.66     15.36      385,552     5,699,773    12.51%     13.75%     0.85%
            2005                 1.30%    2.40%     13.39     13.51      313,713     4,166,348     2.66%      3.02%     1.15%
            2004                 1.35%    1.70%     13.04     13.12      219,450     2,870,463     8.46%      8.84%     0.55%
            2003     10/30/03    1.35%    1.70%     12.03     12.05       32,212       387,732     3.90%      6.16%     0.00%
DWS VIP SMALL CAP INDEX
            2006                 1.25%    1.70%     18.60     21.94       88,917     1,723,028    15.51%     16.03%     0.65%
            2005                 1.25%    1.70%     16.10     18.98       90,665     1,515,442     2.50%      2.96%     0.61%
            2004                 1.25%    1.70%     15.71     18.49       71,721     1,152,852    15.77%     16.12%     0.43%
            2003                 1.40%    1.70%     13.57     13.67       39,788       546,015    43.97%     44.39%     0.70%
            2002                 1.40%    1.70%      9.42      9.47        9,343        88,431   -22.22%    -21.91%     3.45%
DWS VIP SMALL CAP INDEX SERVICE CLASS
            2006                 1.25%    1.95%     12.38     18.63      159,270     2,736,835    14.93%     15.73%     0.32%
            2005                 1.25%    1.95%     15.97     16.11       97,600     1,493,906     2.24%      2.60%     0.36%
            2004                 1.35%    1.70%     15.64     15.71       41,514       649,758    15.62%     15.90%     0.09%
            2003     11/11/03    1.35%    1.60%     13.53     13.55        2,344        31,778     2.13%      5.29%     0.00%
FIDELITY VIP CONTRAFUND SERVICE CLASS 2
            2006                 1.25%    2.50%     12.26     17.96    1,439,907    22,724,482     9.33%     10.05%     1.10%
            2005                 1.25%    1.90%     15.89     16.38      670,616    10,498,823    14.69%     15.21%     0.09%
            2004                 1.25%    1.70%     13.85     14.27      391,437     5,483,618    13.22%     13.73%     0.12%
            2003                 1.25%    1.70%     12.24     12.59       98,409     1,220,096    26.04%     26.41%     0.17%
            2002                 1.40%    1.70%      9.71      9.75       12,102       117,627   -11.23%    -10.93%     0.24%
FIDELITY VIP EQUITY-INCOME
            2006                 1.40%    1.40%     14.50     14.50      140,772     2,040,786    18.52%     18.52%     3.28%
            2005                 1.40%    1.40%     12.23     12.23      153,833     1,881,609     4.39%      4.39%     1.75%
            2004                 1.40%    1.40%     11.72     11.72      186,167     2,181,253     9.98%      9.98%     1.57%
            2003                 1.40%    1.40%     10.65     10.65      194,482     2,071,919    28.52%     28.52%     1.85%
            2002                 1.40%    1.40%      8.29      8.29      197,863     1,640,164   -18.10%    -18.10%     1.29%
FIDELITY VIP EQUITY-INCOME SERVICE CLASS 2
            2006                 1.25%    2.45%     12.39     18.51      253,442     4,277,123    17.03%     18.44%     2.95%
            2005                 1.25%    2.45%     11.99     15.68      258,542     3,676,713     3.79%      4.26%     1.20%
            2004                 1.25%    1.70%     11.54     15.09      184,081     2,497,154     9.35%      9.69%     1.02%
            2003                 1.40%    1.70%     10.55     11.63       79,456       929,833    27.84%     28.22%     1.18%
            2002                 1.40%    1.70%      8.25      9.07       39,426       345,301   -18.69%    -18.37%     0.81%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                            MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE     UNIT       UNIT       UNITS                   TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING  NET ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
-------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP GROWTH
            2006                  1.40%    1.40%   $ 7.71    $ 7.71      82,129    $  632,974     5.36%      5.36%      0.42%
            2005                  1.40%    1.40%     7.31      7.31     101,264       740,718     4.33%      4.33%      0.50%
            2004                  1.40%    1.40%     7.01      7.01     110,633       775,676     1.94%      1.94%      0.33%
            2003                  1.40%    1.40%     6.88      6.88     168,324     1,157,694    31.00%     31.00%      0.27%
            2002                  1.40%    1.40%     5.25      5.25     194,722     1,022,304   -31.08%    -31.08%      0.24%
FIDELITY VIP GROWTH SERVICE CLASS 2
            2006                  1.25%    1.90%     6.65     14.83     244,783     2,894,690     4.78%      5.25%      0.15%
            2005                  1.25%    1.70%     6.34     14.14     192,859     2,306,059     3.72%      4.19%      0.22%
            2004                  1.25%    1.70%     6.11     13.62     140,875     1,572,046     1.38%      1.69%      0.10%
            2003                  1.40%    1.70%     6.02     10.55      66,329       682,612    30.30%     30.69%      0.05%
            2002                  1.40%    1.70%     4.62      8.07       9,781        53,548   -31.67%    -31.44%      0.12%
FIDELITY VIP GROWTH OPPORTUNITIES
            2002                  1.40%    1.40%     6.07      6.07      16,266        98,809   -22.94%    -22.94%      1.05%
FIDELITY VIP GROWTH OPPORTUNITIES SERVICE CLASS  2
            2002                  1.65%    1.65%     5.45      5.45       4,581        24,994   -23.29%    -23.29%      0.68%
FIDELITY VIP MID CAP SERVICE CLASS  2
            2006                  1.30%    1.95%    12.74     12.86     553,398     7,076,892    10.29%     10.95%      0.09%
            2005    6/20/05       1.30%    1.90%    11.55     11.59     159,943     1,849,992     2.31%     14.51%      0.00%
FIDELITY VIP OVERSEAS
            2006                  1.40%    1.40%    12.31     12.31      31,920       393,029    16.44%     16.44%      0.91%
            2005                  1.40%    1.40%    10.57     10.57      36,787       389,012    17.39%     17.39%      0.67%
            2004                  1.40%    1.40%     9.01      9.01      34,607       311,751    12.06%     12.06%      1.04%
            2003                  1.40%    1.40%     8.04      8.04      31,092       249,955    41.38%     41.38%      0.44%
            2002                  1.40%    1.40%     5.69      5.69     230,779     1,312,242   -21.39%    -21.39%      0.31%
FIDELITY VIP OVERSEAS SERVICE CLASS  2
            2006                  1.25%    2.45%    11.06     22.09     282,744     5,470,236    14.92%     16.31%      0.68%
            2005                  1.25%    2.45%     9.55     19.06     248,577     4,296,145    16.78%     17.31%      0.38%
            2004                  1.25%    1.70%     8.17     16.30     139,050     2,127,624    11.40%     11.79%      0.49%
            2003                  1.35%    1.70%     7.33     12.04      32,189       392,522    40.63%     41.04%      0.14%
            2002                  1.40%    1.70%     5.21      8.54     203,963     1,068,088   -22.08%    -21.75%      0.05%
FTVIPT FRANKLIN INCOME SECURITIES CLASS  2
            2006    6/12/06       1.30%    1.95%    11.20     11.25     361,772     4,058,043     2.94%     12.62%      0.30%
FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES CLASS  2
            2006                  1.25%    2.45%     7.67     18.86     401,966     5,063,038     6.06%      7.34%      0.00%
            2005                  1.25%    2.45%     7.17     17.63     368,110     3,967,452     3.02%      3.38%      0.00%
            2004                  1.35%    1.70%     6.96     17.10     310,692     2,932,428     9.65%     10.09%      0.00%
            2003                  1.35%    1.70%     6.35     15.58     247,017     2,000,955    34.93%     35.34%      0.00%
            2002                  1.40%    1.70%     4.70      8.60     160,702       891,591   -30.05%    -29.68%      0.26%
FTVIPT MUTUAL SHARES SECURITIES CLASS  2
            2006    6/7/06        1.25%    1.95%    11.25     11.29     298,033     3,357,415     3.32%     14.10%      0.00%
            2002                  1.40%    1.65%     9.91     10.12     148,012     1,490,996   -13.26%    -13.04%      1.01%
FTVIPT TEMPLETON FOREIGN SECURITIES CLASS  2
            2002                  1.40%    1.65%     6.40      6.99     258,476     1,798,014   -19.90%    -19.70%      4.12%
FTVIPT TEMPLETON GLOBAL INCOME SECURITIES CLASS  2
            2006                  1.25%    2.65%    10.91     11.01     252,285     2,762,547    10.65%     11.31%      2.89%
            2005    6/30/05       1.30%    1.90%     9.86      9.89      62,092       613,397    -1.37%      0.65%      0.00%
FTVIPT TEMPLETON GROWTH SECURITIES CLASS  2
            2006                  1.25%    2.40%    12.81     20.20     522,713     8,917,851    18.92%     20.30%      1.31%
            2005                  1.25%    2.40%    12.62     16.85     361,619     5,298,701     7.03%      7.51%      1.11%
            2004                  1.25%    1.70%    11.78     15.73     226,692     3,045,375    14.07%     14.47%      1.16%
            2003                  1.35%    1.70%    10.32     13.78     129,084     1,480,099    29.91%     30.30%      1.50%
            2002                  1.40%    1.70%     7.94      8.94      27,588       227,638   -19.99%    -19.62%      2.15%
JANUS ASPEN SERIES BALANCED SERVICE SHARES
            2006                  1.25%    1.70%    13.33     13.91      82,347     1,116,877     8.55%      9.04%      1.90%
            2005                  1.25%    1.70%    12.28     12.80      89,225     1,113,578     5.85%      6.32%      2.04%
            2004                  1.25%    1.70%    11.57     12.08      82,685       979,258     6.47%      6.84%      2.45%
            2003                  1.35%    1.70%    10.93     11.00      49,326       546,204    11.81%     12.14%      2.48%
            2002                  1.40%    1.70%     9.77      9.81       8,716        85,431    -8.33%     -8.04%      4.87%

                                MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                            MINIMUM    MAXIMUM    INVESTMENT
                  COMMENCEMENT    FEE      FEE     UNIT       UNIT       UNITS                   TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING   NET ASSETS  RETURN(4)  RETURN(4)   RATIO(5)
--------------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES MID CAP GROWTH SERVICE SHARES
            2006                 1.25%     1.70%   $15.48    $19.77      62,813    $ 1,093,216    11.40%     11.90%     0.00%
            2005                 1.25%     1.70%    13.89     17.73      76,467      1,180,952    10.14%     10.64%     0.00%
            2004                 1.25%     1.70%    12.61     16.09     125,644      1,690,903    18.45%     18.80%     0.00%
            2003                 1.40%     1.70%    10.72     10.72      11,762        133,321    32.87%     32.87%     0.00%
            2002                 1.40%     1.40%     8.07      8.07       1,211          9,767   -29.21%    -29.21%     0.00%
JANUS ASPEN SERIES WORLDWIDE GROWTH SERVICE SHARES
            2006                 1.45%     1.60%    15.20     15.58       2,473         38,141    16.07%     16.23%     1.64%
            2005                 1.45%     1.60%    13.08     13.42       2,496         33,141     3.90%      4.00%     1.27%
            2004                 1.50%     1.60%    12.92     12.92       1,900         24,377     2.87%      2.87%     0.81%
            2003                 1.60%     1.70%    10.20     10.20       1,034         11,456    21.61%     21.61%     0.92%
            2002                 1.70%     1.70%     8.39      8.39         188          1,575   -27.15%    -27.15%     0.40%
LIBERTY VIT NEWPORT TIGER
            2002                 1.40%     1.65%     5.40      6.11      27,252        162,628   -18.33%    -18.12%     1.59%
LINCOLN VIPT AGGRESSIVE GROWTH
            2006                 1.40%     1.70%    14.36     17.60       5,539         86,560     7.43%      7.76%     0.00%
            2005                 1.40%     1.70%    13.37     16.37       4,833         70,947     7.96%      8.17%     0.00%
            2004                 1.50%     1.70%    12.38     15.15       3,073         41,660    11.75%     11.86%     0.00%
            2003    8/22/03      1.60%     1.70%    11.08     13.54       2,669         31,171     6.15%      8.48%     0.00%
LINCOLN VIPT AGGRESSIVE GROWTH SERVICE CLASS
            2006                 1.30%     1.90%    15.84     16.04      32,798        486,207     7.16%      7.52%     0.00%
            2005                 1.35%     1.70%    14.83     14.92       8,012        119,067     7.81%      8.10%     0.00%
            2004                 1.35%     1.60%    13.79     13.80       7,056         97,203    11.79%     11.83%     0.00%
            2003   10/28/03      1.35%     1.40%    12.34     12.34       1,111         13,704     0.49%      0.88%     0.00%
LINCOLN VIPT AGGRESSIVE PROFILE SERVICE CLASS
            2006                 1.25%     1.90%    12.39     12.52     114,279      1,423,209    14.07%     14.81%     0.59%
            2005     8/3/05      1.25%     1.90%    10.87     10.91      26,484        288,325     0.27%      6.74%     0.00%
LINCOLN VIPT BOND
            2006                 1.25%     2.35%    10.08     14.76   1,812,483     23,405,615     2.28%      3.41%     4.43%
            2005                 1.25%     2.35%    10.51     14.30   1,849,427     23,305,870     0.91%      1.36%     4.16%
            2004                 1.25%     1.70%    10.40     14.13   1,827,895     23,313,592     3.53%      3.84%     4.12%
            2003                 1.40%     1.70%    10.88     13.60   1,528,203     19,488,640     5.47%      5.79%     4.45%
            2002                 1.40%     1.70%    10.96     12.86   1,212,049     15,194,672     8.33%      8.63%     6.06%
LINCOLN VIPT BOND SERVICE CLASS
            2006                 1.25%     2.45%    10.02     10.82   2,432,417     25,953,247     1.92%      3.10%     4.52%
            2005                 1.30%     2.45%    10.41     10.50   1,924,993     20,057,304     0.66%      1.01%     4.43%
            2004                 1.35%     1.70%    10.34     10.40   1,280,964     13,279,479     3.28%      3.64%     5.63%
            2003   10/30/03      1.35%     1.70%    10.01     10.03     179,346      1,797,676    -0.06%      1.79%     1.02%
LINCOLN VIPT CAPITAL APPRECIATION
            2006                 1.25%     1.70%    12.41     15.19      18,044        239,491     7.82%      8.31%     0.19%
            2005                 1.25%     1.70%    11.51     14.07      17,179        212,459     2.45%      2.91%     0.16%
            2004                 1.25%     1.70%    11.23     13.72      30,229        393,259     3.51%      3.82%     0.00%
            2003                 1.40%     1.70%    10.87     13.25      10,957        132,552    30.28%     30.65%     0.00%
            2002                 1.40%     1.65%     8.34      8.37       3,586         33,093   -28.24%    -28.06%     0.00%
LINCOLN VIPT CAPITAL APPRECIATION SERVICE CLASS
            2006                 1.30%     1.90%    13.83     14.00      27,853        380,140     7.56%      7.94%     0.00%
            2005                 1.35%     1.70%    12.86     12.96      23,226        299,582     2.19%      2.50%     0.05%
            2004                 1.40%     1.70%    12.60     12.64      14,986        189,070     3.35%      3.56%     0.00%
            2003     6/4/03      1.40%     1.60%    12.19     12.21      10,353        126,324     4.26%     14.42%     0.00%
LINCOLN VIPT CONSERVATIVE PROFILE SERVICE CLASS
            2006                 1.30%     1.90%    10.97     11.06     229,373      2,522,673     7.12%      7.66%     1.67%
            2005    6/17/05      1.30%     1.80%    10.24     10.27      82,124        842,274    -0.13%      2.90%     0.00%
LINCOLN VIPT CORE SERVICE CLASS
            2006                 1.30%     1.90%    11.45     11.52      21,327        244,225    11.75%     12.19%     0.74%
            2005     8/8/05      1.30%     1.70%    10.24     10.27       4,013         41,169    -1.62%      1.72%     0.11%
LINCOLN VIPT EQUITY-INCOME SERVICE CLASS
            2006                 1.25%     2.20%    11.39     11.51      50,474        576,465     8.90%      9.61%     1.41%
            2005    6/13/05      1.25%     1.90%    10.46     10.50      14,964        156,741    -1.41%      5.71%     1.35%

                                MINIMUM  MAXIMUM  MINIMUM   MAXIMUM                              MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS         NET        TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING     ASSETS    RETURN(4)  RETURN(4)   RATIO(5)
--------------------------------------------------------------------------------------------------------------------------------
LINCOLN VIPT GLOBAL ASSET ALLOCATION
            2006                 1.25%    1.70%    $14.82    $16.26       45,161   $   684,302    12.58%     13.09%     1.46%
            2005                 1.25%    1.70%     13.16     14.43       34,226       461,997     5.00%      5.48%     1.74%
            2004                 1.25%    1.70%     12.53     13.02       15,894       203,138    11.63%     11.97%     1.99%
            2003                 1.40%    1.70%     11.23     11.23        1,667        19,226    18.40%     18.40%     3.56%
            2002                 1.70%    1.70%      9.48      9.48           24           227   -13.54%    -13.54%     0.92%
LINCOLN VIPT GLOBAL ASSET ALLOCATION SERVICE CLASS
            2006                 1.30%    1.90%     11.86     15.04      122,353     1,794,675    12.19%     12.75%     2.11%
            2005                 1.30%    1.80%     13.26     13.33       24,563       316,778     4.84%      5.05%     1.26%
            2004                 1.40%    1.60%     12.69     12.69        2,647        33,564    11.69%     11.69%     1.53%
            2003    10/28/03     1.40%    1.40%     11.36     11.36        1,759        19,978     3.82%      3.82%     0.87%
LINCOLN VIPT GROWTH SERVICE CLASS
            2006    1/6/06       1.30%    1.90%     11.23     11.33        4,050        45,555     0.27%     12.75%     0.00%
LINCOLN VIPT GROWTH AND INCOME SERVICE CLASS
            2006                 1.30%    1.90%     11.42     11.49       42,082       480,883    10.18%     10.64%     1.24%
            2005    7/7/05       1.30%    1.70%     10.36     10.38       27,749       287,571     0.00%      3.53%     1.52%
LINCOLN VIPT GROWTH OPPORTUNITIES SERVICE CLASS
            2006                 1.30%    1.90%     12.38     12.43       39,513       488,316     8.15%      8.47%     0.00%
            2005    7/14/05      1.30%    1.60%     11.44     11.46        5,117        58,631    -1.60%      7.74%     0.00%
LINCOLN VIPT INTERNATIONAL
            2006                 1.25%    1.70%     22.22     24.73      158,474     3,753,593    27.82%     28.39%     2.96%
            2005                 1.25%    1.70%     17.36     19.33      162,047     2,983,478    10.65%     11.15%     2.54%
            2004                 1.25%    1.70%     15.99     17.45       84,565     1,390,089    18.90%     19.26%     1.38%
            2003                 1.40%    1.70%     13.45     13.46       24,083       331,310    39.26%     39.32%     4.50%
            2002                 1.65%    1.70%      9.66      9.66          752         7,269   -12.39%    -12.36%     1.31%
LINCOLN VIPT INTERNATIONAL SERVICE CLASS
            2006                 1.25%    2.50%     13.98     22.18      465,653     9,644,132    26.55%     28.01%     2.83%
            2005                 1.30%    2.45%     17.18     17.34      397,354     6,673,564    10.37%     10.75%     2.15%
            2004                 1.35%    1.70%     15.59     15.66      217,818     3,399,633    18.73%     19.02%     1.38%
            2003    10/30/03     1.35%    1.60%     13.13     13.15       28,382       372,995     4.62%      9.95%     0.16%
LINCOLN VIPT MODERATE PROFILE SERVICE CLASS
            2006                 1.25%    2.50%     11.46     11.57    1,656,668    19,091,944     9.66%     10.32%     0.84%
            2005    6/15/05      1.30%    1.90%     10.45     10.49      813,776     8,526,260    -0.01%      4.40%     0.00%
LINCOLN VIPT MODERATELY AGGRESSIVE PROFILE SERVICE CLASS
            2006                 1.25%    2.50%     11.88     11.99      701,596     8,377,196    11.71%     12.38%     0.99%
            2005    6/6/05       1.30%    1.90%     10.63     10.67      220,517     2,348,676    -0.06%      6.56%     0.00%
LINCOLN VIPT MONEY MARKET
            2006                 1.25%    2.45%     10.20     10.92      635,790     6,753,083     2.44%      3.38%     4.57%
            2005                 1.25%    2.15%      9.91     10.58      715,510     7,330,561     1.06%      1.51%     2.77%
            2004                 1.25%    1.70%      9.81     10.43      550,705     5,650,428    -0.82%     -0.52%     0.87%
            2003                 1.40%    1.70%      9.89     10.49      591,789     6,145,606    -1.02%     -0.72%     0.69%
            2002                 1.40%    1.70%      9.99     10.56      807,737     8,513,848    -0.32%      0.00%     1.38%
LINCOLN VIPT MONEY MARKET SERVICE CLASS
            2006                 1.30%    2.45%     10.08     10.40    1,041,596    10,633,856     1.89%      3.07%     4.42%
            2005                 1.30%    2.45%      9.89      9.98      497,665     4,935,919     0.80%      1.16%     2.58%
            2004                 1.35%    1.70%      9.83      9.87      264,218     2,598,857    -0.97%     -0.72%     0.77%
            2003    11/3/03      1.35%    1.60%      9.92      9.94      113,751     1,129,178    -0.19%     -0.13%     0.05%
LINCOLN VIPT SOCIAL AWARENESS
            2006                 1.25%    2.45%     15.38     18.42       86,556     1,467,851    10.42%     10.91%     0.88%
            2005                 1.25%    1.70%     13.93     16.67       89,242     1,383,159    10.14%     10.64%     0.91%
            2004                 1.25%    1.70%     12.64     15.12       71,121     1,005,389    10.80%     11.14%     1.16%
            2003    5/16/03      1.40%    1.70%     11.41     13.63       31,395       394,125     5.54%     20.50%     1.04%
            2002                 0.00%    0.00%        --        --           --            --     0.00%      0.00%     0.16%
LINCOLN VIPT SOCIAL AWARENESS SERVICE CLASS
            2006                 1.30%    2.45%     11.72     16.60      212,422     3,435,147     9.32%     10.58%     0.67%
            2005                 1.30%    2.45%     14.88     15.02      205,711     3,059,732     9.87%     10.25%     0.70%
            2004                 1.35%    1.70%     13.57     13.62      147,230     1,999,428    10.64%     10.91%     1.18%
            2003    10/30/03     1.35%    1.60%     12.26     12.28       17,870       219,300     2.83%      5.61%     0.04%

                                MINIMUM  MAXIMUM  MINIMUM   MAXIMUM                              MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS         NET        TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING     ASSETS    RETURN(4)  RETURN(4)   RATIO(5)
--------------------------------------------------------------------------------------------------------------------------------
MFS VIT CAPITAL OPPORTUNITIES SERVICE CLASS
            2006                 1.25%    2.35%    $12.56    $16.40       12,844   $   181,962    11.59%     12.09%     0.17%
            2005                 1.25%    1.70%     11.25     14.68       13,595       176,689    -0.25%      0.21%     0.54%
            2004                 1.25%    1.70%     11.28     14.70       14,641       186,966    10.20%     10.53%     0.17%
            2003                 1.40%    1.70%     10.24     10.29        8,589        95,312    24.95%     25.06%     0.00%
            2002                 1.40%    1.70%      8.19      8.23          471         3,867   -31.12%    -30.85%     0.00%
MFS VIT EMERGING GROWTH
            2006                 1.40%    1.40%      6.40      6.40       61,149       391,285     6.39%      6.39%     0.00%
            2005                 1.40%    1.40%      6.01      6.01       72,474       435,889     7.67%      7.67%     0.00%
            2004                 1.40%    1.40%      5.59      5.59       80,210       448,038    11.39%     11.39%     0.00%
            2003                 1.40%    1.40%      5.01      5.01      114,072       572,038    28.42%     28.42%     0.00%
            2002                 1.40%    1.40%      3.90      3.90      119,005       464,714   -34.68%    -34.68%     0.00%
MFS VIT EMERGING GROWTH SERVICE CLASS
            2006                 1.25%    1.70%      5.56     16.42       36,408       546,371     5.80%      6.17%     0.00%
            2005                 1.35%    1.70%      5.25     15.51       42,570       598,976     7.09%      7.46%     0.00%
            2004                 1.35%    1.70%      4.90     14.47       29,418       355,223    10.82%     11.15%     0.00%
            2003                 1.40%    1.70%      4.42     13.04       20,256       192,733    27.75%     28.14%     0.00%
            2002                 1.40%    1.70%      3.46      7.90        9,145        37,960   -35.07%    -34.92%     0.00%
MFS VIT RESEARCH
            2002                 1.40%    1.40%      5.51      5.51       78,917       434,831   -25.59%    -25.59%     0.26%
MFS VIT RESEARCH SERVICE CLASS
            2002                 1.65%    1.65%      5.04      5.04        6,792        34,240   -25.96%    -25.96%     0.11%
MFS VIT TOTAL RETURN
            2006                 1.40%    1.40%     14.60     14.60      203,443     2,969,465    10.34%     10.34%     2.46%
            2005                 1.40%    1.40%     13.23     13.23      241,998     3,201,232     1.39%      1.39%     2.12%
            2004                 1.40%    1.40%     13.05     13.05      288,367     3,762,326     9.77%      9.77%     1.73%
            2003                 1.40%    1.40%     11.89     11.89      328,407     3,903,230    14.71%     14.71%     1.63%
            2002                 1.40%    1.40%     10.36     10.36      463,351     4,801,045    -6.49%     -6.49%     1.50%
MFS VIT TOTAL RETURN SERVICE CLASS
            2006                 1.25%    2.45%     10.98     14.39    1,024,207    13,943,010     8.92%     10.24%     1.99%
            2005                 1.25%    2.45%     12.26     13.10      715,636     8,990,562     0.87%      1.32%     1.73%
            2004                 1.25%    1.70%     12.13     12.97      493,994     6,197,884     9.16%      9.65%     1.41%
            2003                 1.25%    1.70%     11.28     11.87      322,583     3,709,316    14.05%     14.39%     1.38%
            2002                 1.40%    1.70%      9.89     10.20      108,128     1,088,269    -7.02%     -6.73%     1.11%
MFS VIT UTILITIES
            2006                 1.40%    1.40%     15.82     15.82      114,177     1,806,179    29.44%     29.44%     2.01%
            2005                 1.40%    1.40%     12.22     12.22      125,403     1,532,577    15.21%     15.21%     0.62%
            2004                 1.40%    1.40%     10.61     10.61      143,351     1,520,581    28.39%     28.39%     1.50%
            2003                 1.40%    1.40%      8.26      8.26      165,888     1,370,536    34.01%     34.01%     2.27%
            2002                 1.40%    1.40%      6.17      6.17      161,467       995,480   -23.83%    -23.83%     2.80%
MFS VIT UTILITIES SERVICE CLASS
            2006                 1.25%    2.15%     14.03     28.69      405,976     7,935,472    28.50%    -29.33%     1.78%
            2005                 1.25%    1.90%     10.89     22.26      279,641     4,534,706    14.61%     15.12%     0.40%
            2004                 1.25%    1.70%      9.50     19.40       86,253     1,230,761    27.66%     28.23%     1.08%
            2003                 1.25%    1.70%      7.44     15.18       54,323       574,146    33.29%     33.70%     2.14%
            2002                 1.40%    1.70%      5.58      7.48       29,777       209,902   -24.26%    -24.13%     2.47%
NB AMT MID-CAP GROWTH
            2006                 1.25%    2.45%     12.49     18.14      437,587     6,801,153    12.03%     13.27%     0.00%
            2005                 1.25%    2.35%     13.37     16.07      314,248     4,547,495    11.82%     12.33%     0.00%
            2004                 1.25%    1.70%     11.96     14.35      228,006     2,976,224    14.35%     14.75%     0.00%
            2003                 1.35%    1.70%     10.46     12.54      114,219     1,264,539    25.92%     26.29%     0.00%
            2002                 1.40%    1.70%      8.31      8.36        8,355        70,540   -30.80%    -30.44%     0.00%
NB AMT REGENCY
            2006                 1.25%    2.50%     11.89     20.30      500,622     8,887,907     8.47%      9.79%     0.42%
            2005                 1.25%    2.45%     17.02     18.56      428,821     7,283,705    10.11%     10.61%     0.10%
            2004                 1.25%    1.70%     15.44     16.83      197,933     3,184,231    20.30%     20.72%     0.03%
            2003                 1.35%    1.70%     13.09     13.09       24,027       317,476    33.65%     33.65%     0.00%
            2002                 1.70%    1.70%      9.79      9.79          102           998   -12.19%    -12.19%     0.23%

                                MINIMUM  MAXIMUM  MINIMUM   MAXIMUM                              MINIMUM    MAXIMUM   INVESTMENT
                  COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS         NET        TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING     ASSETS    RETURN(4)  RETURN(4)   RATIO(5)
--------------------------------------------------------------------------------------------------------------------------------
PUTNAM VT GROWTH & INCOME CLASS IB
            2006                 1.40%    1.70%    $13.94    $17.49      7,028      $114,877      13.96%     14.30%     1.50%
            2005                 1.40%    1.70%     12.23     15.33      7,055       101,125       3.46%      3.77%     1.52%
            2004                 1.40%    1.70%     11.82     14.81      7,739       105,318       9.24%      9.56%     1.64%
            2003                 1.40%    1.70%     10.90     10.90      8,177        98,397      25.60%     25.60%     0.47%
            2002                 1.40%    1.40%      8.68      8.68        928         8,057     -20.16%    -20.16%     1.67%
PUTNAM VT HEALTH SCIENCES CLASS IB
            2006                 1.40%    1.70%     11.40     13.46     15,830       189,090       1.06%      1.36%     0.35%
            2005                 1.40%    1.70%     11.28     13.31     23,498       280,413      11.29%     11.62%     0.05%
            2004                 1.40%    1.70%     10.14     11.95     18,327       192,981       5.32%      5.63%     0.18%
            2003                 1.40%    1.70%      9.62      9.69     13,901       135,976      16.39%     16.61%     0.32%
            2002                 1.40%    1.70%      8.27      8.31      7,322        60,567     -21.74%    -21.44%     0.00%

(1) Reflects less than a full year of activity. Funds were first received in this option on the commencement date noted or the option was inactive at the date funds were received.

(2) These amounts represent the annualized minimum and maximum contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds have been excluded.

(3) As the unit value is presented as a range of minimum to maximum values, for only those subaccounts which existed for the entire year, some individual contract unit values may not be within the ranges presented as a result of partial year activity.

(4) These amounts represent the total return, including changes in value of mutual funds, and reflect deductions for all items included in the fee rate. The total return does not include contract charges deducted directly from policy account values. The total return is not annualized. As the total return is presented as a range of minimum to maximum values, for only those subaccounts which existed for the entire year, some individual contract total returns may not be within the ranges presented as a result of partial year activity.

(5) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense guarantee charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest. Investment income ratios are not annualized.

Note: Fee rate, unit value and total return minimum and maximum are the same where there is only one active contract level charge for the subaccount.

4.   PURCHASES AND SALES OF INVESTMENTS

The aggregate cost of investments purchased and the aggregate proceeds from investments sold were as follows for 2006.

                                                    AGGREGATE    AGGREGATE
                                                     COST OF     PROCEEDS
SUBACCOUNT                                          PURCHASES   FROM SALES
--------------------------------------------------------------------------
AIM V.I. Capital Appreciation                      $  765,592   $  107,855
AIM V.I. Capital Appreciation Class II                234,423        3,225
AIM V.I. Core Equity                                1,548,566      248,415
AIM V.I. Core Equity Class II                          55,702       13,411
AIM V.I. International Growth                          32,098      104,202
AIM V.I. International Growth Class II                114,227       64,288
ABVPSF Global Technology Class B                      335,915      344,685
ABVPSF Growth and Income Class B                    2,732,489    1,744,771
ABVPSF International Value Class B                  1,234,128       31,036
ABVPSF Large Cap Growth Class B                        80,857      674,776
ABVPSF Small/Mid Cap Value Class B                  1,096,969      394,178
American Century VP Inflation Protection Class 2    5,321,851    3,612,692

                                                            AGGREGATE     AGGREGATE
                                                             COST OF       PROCEEDS
SUBACCOUNT                                                  PURCHASES     FROM SALES
-------------------------------------------------------------------------------------
American Funds Global Growth Class  2                      $ 5,275,107    $1,059,581
American Funds Global Small Capitalization Class  2          4,188,892     2,139,176
American Funds Growth Class  2                              30,505,647     7,786,308
American Funds Growth-Income Class  2                       29,348,256     7,660,991
American Funds International Class  2                       13,797,468     4,540,660
Baron Capital Asset                                            164,551         9,130
Delaware VIPT Capital Reserves Service Class                   547,225       239,836
Delaware VIPT Diversified Income Service Class               5,248,925     2,122,964
Delaware VIPT Emerging Markets Service Class                 4,156,930     1,406,578
Delaware VIPT High Yield                                       165,164       180,754
Delaware VIPT High Yield Service Class                       3,597,494     1,691,040
Delaware VIPT REIT                                             313,020       412,313
Delaware VIPT REIT Service Class                             5,230,360     2,178,343
Delaware VIPT Small Cap Value                                  291,121       636,310
Delaware VIPT Small Cap Value Service Class                  7,085,339     1,895,478
Delaware VIPT Trend                                              5,972       383,591
Delaware VIPT Trend Service Class                            1,506,313     1,066,577
Delaware VIPT U.S. Growth Service Class                        191,818       341,470
Delaware VIPT Value                                            124,813        83,512
Delaware VIPT Value Service Class                            3,211,616       644,967
DWS VIP Equity 500 Index                                       402,677     1,092,338
DWS VIP Equity 500 Index Service Class                       1,528,688       639,367
DWS VIP Small Cap Index                                        270,769       246,363
DWS VIP Small Cap Index Service Class                        1,411,612       370,338
Fidelity VIP Contrafund Service Class  2                    14,759,918     2,313,105
Fidelity VIP Equity-Income                                     403,530       313,327
Fidelity VIP Equity-Income Service Class  2                  1,055,678       558,657
Fidelity VIP Growth                                              5,372       154,407
Fidelity VIP Growth Service Class 2                            672,734       247,261
Fidelity VIP Mid Cap Service Class 2                         5,875,271       824,033
Fidelity VIP Overseas                                            6,326        58,147
Fidelity VIP Overseas Service Class  2                       1,131,018       705,351
FTVIPT Franklin Income Securities Class  2                   3,953,385       158,707
FTVIPT Franklin Small-Mid Cap Growth Securities Class  2     1,800,345     1,058,203
FTVIPT Mutual Shares Securities Class  2                     3,503,873       364,297
FTVIPT Templeton Global Income Securities Class  2           2,436,324       415,156
FTVIPT Templeton Growth Securities Class  2                  4,287,278     1,715,873
Janus Aspen Series Balanced Service Shares                      48,816       134,318
Janus Aspen Series Mid Cap Growth Service Shares                52,553       277,207
Janus Aspen Series Worldwide Growth Service Shares                 667           974
Lincoln VIPT Aggressive Growth                                   9,835         1,537
Lincoln VIPT Aggressive Growth Service Class                   376,033        38,389
Lincoln VIPT Aggressive Profile Service Class                1,090,060       119,979
Lincoln VIPT Bond                                            2,701,393     2,577,738
Lincoln VIPT Bond Service Class                             10,358,055     4,507,333
Lincoln VIPT Capital Appreciation                               22,607        16,094
Lincoln VIPT Capital Appreciation Service Class                 66,079        17,543
Lincoln VIPT Conservative Profile Service Class              2,121,977       613,056
Lincoln VIPT Core Service Class                                230,328        37,299
Lincoln VIPT Equity-Income Service Class                       485,873        46,702
Lincoln VIPT Global Asset Allocation                           265,940        90,922
Lincoln VIPT Global Asset Allocation Service Class           1,465,668        80,003
Lincoln VIPT Growth Service Class                               48,845         4,050
Lincoln VIPT Growth and Income Service Class                   164,355        11,570
Lincoln VIPT Growth Opportunities Service Class                530,506        95,410
Lincoln VIPT International                                   1,137,721     1,153,504
Lincoln VIPT International Service Class                     2,155,452     1,147,937
Lincoln VIPT Moderate Profile Service Class                 11,129,213     2,142,665
Lincoln VIPT Moderately Aggressive Profile Service Class     5,727,835       426,194
Lincoln VIPT Money Market                                    3,409,706     3,988,190
Lincoln VIPT Money Market Service Class                     11,310,377     5,594,093

                                               AGGREGATE    AGGREGATE
                                               COST OF      PROCEEDS
SUBACCOUNT                                     PURCHASES   FROM SALES
---------------------------------------------------------------------
Lincoln VIPT Social Awareness                 $  117,567   $  171,387
Lincoln VIPT Social Awareness Service Class      376,737      345,865
MFS VIT Capital Opportunities Service Class       18,077       35,013
MFS VIT Emerging Growth                              660       74,978
MFS VIT Emerging Growth Service Class             48,495      142,232
MFS VIT Total Return                             159,989      552,962
MFS VIT Total Return Service Class             6,198,763    2,024,119
MFS VIT Utilities                                137,197      223,997
MFS VIT Utilities Service Class                3,209,217    1,162,889
NB AMT Mid-Cap Growth                          2,544,362    1,020,559
NB AMT Regency                                 2,721,848    1,392,403
Putnam VT Growth  & Income Class  IB               4,184        2,257
Putnam VT Health Sciences Class  IB                6,899      102,147

5.   INVESTMENTS

The following is a summary of investments owned at December 31, 2006.

                                                                    NET
                                                        SHARES     ASSET    FAIR VALUE     COST OF
SUBACCOUNT                                              OWNED      VALUE    OF SHARES      SHARES
----------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation                            24,704   $26.22   $   647,745   $   649,953
AIM V.I. Capital Appreciation Class  II                   8,874    25.91       229,938       231,003
AIM V.I. Core Equity                                     51,971    27.22     1,414,659     1,303,448
AIM V.I. Core Equity Class  II                            1,680    27.02        45,405        41,908
AIM V.I. International Growth                            20,906    29.43       615,273       297,952
AIM V.I. International Growth Class  II                  13,128    29.15       382,675       258,387
ABVPSF Global Technology Class  B                       101,877    16.94     1,725,803     1,669,274
ABVPSF Growth and Income Class  B                       399,856    26.93    10,768,128     9,057,023
ABVPSF International Value Class  B                      52,822    24.74     1,306,815     1,204,519
ABVPSF Large Cap Growth Class  B                         85,568    26.37     2,256,428     2,045,654
ABVPSF Small/Mid Cap Value Class  B                     169,836    18.00     3,057,054     2,641,353
American Century VP Inflation Protection Class  2     1,369,669    10.08    13,806,264    14,162,855
American Funds Global Growth Class  2                   391,746    23.29     9,123,769     7,700,311
American Funds Global Small Capitalization Class  2     392,617    24.64     9,674,075     7,315,164
American Funds Growth Class  2                        1,255,460    64.08    80,449,866    65,569,663
American Funds Growth-Income Class  2                 1,885,977    42.19    79,569,385    67,567,266
American Funds International Class  2                 1,661,182    21.94    36,446,326    27,170,727
Baron Capital Asset                                       5,086    32.30       164,277       155,976
Delaware VIPT Capital Reserves Service Class             59,191     9.65       571,192       570,328
Delaware VIPT Diversified Income Service Class        1,228,487     9.79    12,026,890    11,368,501
Delaware VIPT Emerging Markets Service Class            430,538    22.18     9,549,333     7,257,510
Delaware VIPT High Yield                                274,652     6.20     1,702,840     1,450,381
Delaware VIPT High Yield Service Class                1,732,186     6.19    10,722,228     9,898,724
Delaware VIPT REIT                                      140,792    22.86     3,218,510     1,944,670
Delaware VIPT REIT Service Class                        754,763    22.82    17,223,685    13,073,936
Delaware VIPT Small Cap Value                            98,316    33.42     3,285,708     2,257,446
Delaware VIPT Small Cap Value Service Class             428,287    33.33    14,274,812    12,466,017
Delaware VIPT Trend                                      49,295    35.00     1,725,317     1,242,599
Delaware VIPT Trend Service Class                       161,835    34.53     5,588,159     4,647,327
Delaware VIPT U.S. Growth Service Class                 268,385     7.92     2,125,609     1,757,443
Delaware VIPT Value                                      36,930    22.98       848,640       602,876
Delaware VIPT Value Service Class                       360,849    22.94     8,277,882     6,848,560
DWS VIP Equity 500 Index                                418,129    14.97     6,259,385     4,793,731
DWS VIP Equity 500 Index Service Class                  381,039    14.96     5,700,346     4,767,485
DWS VIP Small Cap Index                                 106,901    16.12     1,723,244     1,362,196
DWS VIP Small Cap Index Service Class                   169,908    16.11     2,737,225     2,408,154
Fidelity VIP Contrafund Service Class  2                730,431    31.11    22,723,699    21,428,403
Fidelity VIP Equity-Income                               77,902    26.20     2,041,022     1,742,267
Fidelity VIP Equity-Income Service Class  2             165,354    25.87     4,277,720     3,826,346
Fidelity VIP Growth                                      17,648    35.87       633,047       600,596

                                                                        NET
                                                            SHARES      ASSET    FAIR VALUE     COST OF
SUBACCOUNT                                                   OWNED      VALUE    OF SHARES       SHARES
---------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Service Class  2                          81,735   $35.42   $ 2,895,068   $ 2,554,272
Fidelity VIP Mid Cap Service Class  2                        206,630    34.25     7,077,066     6,813,901
Fidelity VIP Overseas                                         16,399    23.97       393,074       203,623
Fidelity VIP Overseas Service Class  2                       230,237    23.75     5,468,138     4,005,884
FTVIPT Franklin Income Securities Class  2                   226,303    17.36     3,928,617     3,793,830
FTVIPT Franklin Small-Mid Cap Growth Securities Class  2     228,791    22.13     5,063,155     4,260,843
FTVIPT Mutual Shares Securities Class  2                     164,040    20.47     3,357,898     3,155,715
FTVIPT Templeton Global Income Securities Class  2           178,253    15.50     2,762,924     2,636,098
FTVIPT Templeton Growth Securities Class  2                  559,721    15.93     8,916,353     7,287,869
Janus Aspen Series Balanced Service Shares                    38,745    28.83     1,117,020       933,734
Janus Aspen Series Mid Cap Growth Service Shares              33,957    32.19     1,093,061       787,434
Janus Aspen Series Worldwide Growth Service Shares             1,184    32.21        38,146        30,128
Lincoln VIPT Aggressive Growth                                 7,319    11.83        86,571        67,511
Lincoln VIPT Aggressive Growth Service Class                  41,483    11.72       486,267       438,912
Lincoln VIPT Aggressive Profile Service Class                108,292    13.14     1,423,396     1,253,723
Lincoln VIPT Bond                                          1,851,960    12.64    23,408,780    23,941,068
Lincoln VIPT Bond Service Class                            2,053,388    12.64    25,954,819    26,457,900
Lincoln VIPT Capital Appreciation                             11,907    20.12       239,520       191,734
Lincoln VIPT Capital Appreciation Service Class               18,996    20.01       380,189       328,989
Lincoln VIPT Conservative Profile Service Class              221,570    11.39     2,523,015     2,368,485
Lincoln VIPT Core Service Class                               20,763    11.76       244,259       231,032
Lincoln VIPT Equity-Income Service Class                      31,661    18.21       576,547       564,307
Lincoln VIPT Global Asset Allocation                          43,742    15.65       684,388       622,398
Lincoln VIPT Global Asset Allocation Service Class           114,831    15.63     1,794,924     1,677,522
Lincoln VIPT Growth Service Class                              3,681    12.38        45,562        44,602
Lincoln VIPT Growth and Income Service Class                  13,732    35.12       482,222       438,745
Lincoln VIPT Growth Opportunities Service Class               35,573    13.73       488,384       484,596
Lincoln VIPT International                                   165,357    22.70     3,754,091     2,755,484
Lincoln VIPT International Service Class                     421,732    22.69     9,567,407     6,964,345
Lincoln VIPT Moderate Profile Service Class                1,585,809    12.04    19,094,728    17,486,138
Lincoln VIPT Moderately Aggressive Profile Service Class     669,196    12.52     8,378,328     7,590,139
Lincoln VIPT Money Market                                    675,396    10.00     6,753,955     6,753,955
Lincoln VIPT Money Market Service Class                    1,063,539    10.00    10,635,392    10,635,392
Lincoln VIPT Social Awareness                                 40,871    35.92     1,468,073     1,097,634
Lincoln VIPT Social Awareness Service Class                   95,783    35.87     3,435,732     2,714,997
MFS VIT Capital Opportunities Service Class                   11,810    15.41       181,986       140,610
MFS VIT Emerging Growth                                       18,960    20.64       391,330       297,414
MFS VIT Emerging Growth Service Class                         26,839    20.36       546,441       451,006
MFS VIT Total Return                                         135,670    21.89     2,969,808     2,493,088
MFS VIT Total Return Service Class                           643,520    21.67    13,945,074    12,738,073
MFS VIT Utilities                                             61,715    29.27     1,806,387     1,098,111
MFS VIT Utilities Service Class                              272,639    29.01     7,909,252     6,049,349
NB AMT Mid-Cap Growth                                        292,436    23.26     6,802,054     5,291,565
NB AMT Regency                                               548,381    16.21     8,889,253     7,970,925
Putnam VT Growth  & Income Class  IB                           3,913    29.36       114,892        82,934
Putnam VT Health Sciences Class  IB                           13,905    13.60       189,114       152,758

6.   CHANGES IN UNITS OUTSTANDING

The change in units outstanding for the year ended December 31, 2006 is as follows:

                                           UNITS      UNITS    NET INCREASE
SUBACCOUNT                                 ISSUED   REDEEMED    (DECREASE)
---------------------------------------------------------------------------
AIM V.I. Capital Appreciation             135,104    (19,032)     116,072
AIM V.I. Capital Appreciation Class  II    17,282        (96)      17,186
AIM V.I. Core Equity                      209,400    (32,303)     177,097
AIM V.I. Core Equity Class  II              4,976     (1,195)       3,781
AIM V.I. International Growth               2,577     (8,641)      (6,064)
AIM V.I. International Growth Class  II     5,373     (3,286)       2,087
ABVPSF Global Technology Class  B          30,825    (44,672)      13,847)
ABVPSF Growth and Income Class  B         166,742   (127,899)      38,843

                                                             UNITS       UNITS     NET INCREASE
SUBACCOUNT                                                   ISSUED     REDEEMED    (DECREASE)
-----------------------------------------------------------------------------------------------
ABVPSF International Value Class  B                          112,813     (2,458)      110,355
ABVPSF Large Cap Growth Class  B                               9,557    (80,201)      (70,644)
ABVPSF Small/Mid Cap Value Class  B                           64,427    (20,483)       43,944
American Century VP Inflation Protection Class  2            493,798   (346,209)      147,589
American Funds Global Growth Class  2                        397,845    (79,660)      318,185
American Funds Global Small Capitalization Class  2          188,072   (120,923)       67,149
American Funds Growth Class  2                             2,075,596   (621,692)    1,453,904
American Funds Growth-Income Class  2                      2,065,027   (602,483)    1,462,544
American Funds International Class  2                        800,174   (302,998)      497,176
Baron Capital Asset                                           16,318       (837)       15,481
Delaware VIPT Capital Reserves Service Class                  52,806    (23,327)       29,479
Delaware VIPT Diversified Income Service Class               496,162   (198,962)      297,200
Delaware VIPT Emerging Markets Service Class                 287,384    (87,210)      200,174
Delaware VIPT High Yield                                       4,422    (12,253)       (7,831)
Delaware VIPT High Yield Service Class                       228,810   (120,885)      107,925
Delaware VIPT REIT                                             3,306    (14,363)      (11,057)
Delaware VIPT REIT Service Class                             246,401   (109,646)      136,755
Delaware VIPT Small Cap Value                                  3,143    (25,511)      (22,368)
Delaware VIPT Small Cap Value Service Class                  352,226    (96,319)      255,907
Delaware VIPT Trend                                              743    (37,370)      (36,627)
Delaware VIPT Trend Service Class                            119,946    (82,717)       37,229
Delaware VIPT U.S. Growth Service Class                       17,957    (25,340)       (7,383)
Delaware VIPT Value                                            7,179     (5,694)        1,485
Delaware VIPT Value Service Class                            215,423    (36,358)      179,065
DWS VIP Equity 500 Index                                      27,641    (98,631)      (70,990)
DWS VIP Equity 500 Index Service Class                       114,970    (43,131)       71,839
DWS VIP Small Cap Index                                       10,525    (12,273)       (1,748)
DWS VIP Small Cap Index Service Class                         86,035    (24,365)       61,670
Fidelity VIP Contrafund Service Class  2                     926,563   (157,272)      769,291
Fidelity VIP Equity-Income                                     8,832    (21,893)      (13,061)
Fidelity VIP Equity-Income Service Class  2                   30,340    (35,440)       (5,100)
Fidelity VIP Growth                                              451    (19,586)      (19,135)
Fidelity VIP Growth Service Class  2                          72,460    (20,536)       51,924
Fidelity VIP Mid Cap Service Class  2                        461,228    (67,773)      393,455
Fidelity VIP Overseas                                             63     (4,930)       (4,867)
Fidelity VIP Overseas Service Class  2                        72,977    (38,810)       34,167
FTVIPT Franklin Income Securities Class  2                   376,840    (15,068)      361,772
FTVIPT Franklin Small-Mid Cap Growth Securities Class  2     137,551   (103,695)       33,856
FTVIPT Mutual Shares Securities Class  2                     330,507    (32,474)      298,033
FTVIPT Templeton Global Income Securities Class  2           228,915    (38,722)      190,193
FTVIPT Templeton Growth Securities Class  2                  264,947   (103,853)      161,094
Janus Aspen Series Balanced Service Shares                     2,245     (9,123)       (6,878)
Janus Aspen Series Mid Cap Growth Service Shares               3,307    (16,961)      (13,654)
Janus Aspen Series Worldwide Growth Service Shares                 8        (31)          (23)
Lincoln VIPT Aggressive Growth                                   724        (18)          706
Lincoln VIPT Aggressive Growth Service Class                  27,127     (2,341)       24,786
Lincoln VIPT Aggressive Profile Service Class                 96,806     (9,011)       87,795
Lincoln VIPT Bond                                            161,958   (198,902)      (36,944)
Lincoln VIPT Bond Service Class                              957,013   (449,589)      507,424
Lincoln VIPT Capital Appreciation                              1,902     (1,037)          865
Lincoln VIPT Capital Appreciation Service Class                5,750     (1,123)        4,627
Lincoln VIPT Conservative Profile Service Class              201,265    (54,016)      147,249
Lincoln VIPT Core Service Class                               20,432     (3,118)       17,314
Lincoln VIPT Equity-Income Service Class                      39,369     (3,859)       35,510
Lincoln VIPT Global Asset Allocation                          16,706     (5,771)       10,935
Lincoln VIPT Global Asset Allocation Service Class           102,799     (5,009)       97,790
Lincoln VIPT Growth Service Class                              4,417       (367)        4,050
Lincoln VIPT Growth and Income Service Class                  14,995       (662)       14,333
Lincoln VIPT Growth Opportunities Service Class               42,394     (7,998)       34,396
Lincoln VIPT International                                    51,468    (55,041)       (3,573)
Lincoln VIPT International Service Class                     127,343    (59,044)       68,299
Lincoln VIPT Moderate Profile Service Class                1,026,981   (184,089)      842,892

                                                             UNITS      UNITS     NET INCREASE
SUBACCOUNT                                                   ISSUED    REDEEMED    (DECREASE)
----------------------------------------------------------------------------------------------
Lincoln VIPT Moderately Aggressive Profile Service Class     512,866    (31,787)     481,079
Lincoln VIPT Money Market                                    378,942   (458,662)     (79,720)
Lincoln VIPT Money Market Service Class                    1,123,298   (579,367)     543,931
Lincoln VIPT Social Awareness                                  6,635     (9,321)      (2,686)
Lincoln VIPT Social Awareness Service Class                   27,336    (20,625)       6,711
MFS VIT Capital Opportunities Service Class                    1,626     (2,377)        (751)
MFS VIT Emerging Growth                                          160    (11,485)     (11,325)
MFS VIT Emerging Growth Service Class                          3,281     (9,443)      (6,162)
MFS VIT Total Return                                           4,001    (42,556)     (38,555)
MFS VIT Total Return Service Class                           467,503   (158,932)     308,571
MFS VIT Utilities                                              3,340    (14,566)     (11,226)
MFS VIT Utilities Service Class                              194,211    (67,876)     126,335
NB AMT Mid-Cap Growth                                        186,406    (63,067)     123,339
NB AMT Regency                                               155,046    (83,245)      71,801
Putnam VT Growth & Income Class  IB                                9        (36)         (27)
Putnam VT Health Sciences Class  IB                            2,129     (9,797)      (7,668)

The change in units outstanding for the year ended December 31, 2005 is as follows:

                                                             UNITS       UNITS     NET INCREASE
SUBACCOUNT                                                   ISSUED     REDEEMED    (DECREASE)
-----------------------------------------------------------------------------------------------
AIM V.I. International Growth                                  7,441      (4,783)        2,658
AIM V.I. International Growth Class II                         6,341      (3,712)        2,629
ABVPSF Global Technology Class B                              45,598     (48,139)       (2,541)
ABVPSF Growth and Income Class B                             180,869     (86,985)       93,884
ABVPSF Large Cap Growth Class B                               22,847     (44,602)      (21,755)
ABVPSF Small/Mid Cap Value Class B                            64,514     (12,138)       52,376
American Century VP Inflation Protection Class 2             742,790     (97,331)      645,459
American Funds Global Growth Class 2                         254,225      (8,180)      246,045
American Funds Global Small Capitalization Class 2           176,289     (41,844)      134,445
American Funds Growth Class 2                              1,440,539    (466,162)      974,377
American Funds Growth-Income Class 2                       1,477,567    (444,194)    1,033,373
American Funds International Class 2                         647,544    (181,584)      465,960
Delaware VIPT Capital Reserves Service Class                  71,632     (45,191)       26,441
Delaware VIPT Diversified Income Service Class               573,419     (74,851)      498,568
Delaware VIPT Emerging Markets Service Class                 276,901     (20,781)      256,120
Delaware VIPT High Yield                                      10,306     (57,775)      (47,469)
Delaware VIPT High Yield Service Class                       267,542    (104,701)      162,841
Delaware VIPT REIT                                             6,910     (19,256)      (12,346)
Delaware VIPT REIT Service Class                             289,692    (105,391)      184,301
Delaware VIPT Small Cap Value                                  5,454     (26,608)      (21,154)
Delaware VIPT Small Cap Value Service Class                  241,636     (42,422)      199,214
Delaware VIPT Trend                                            5,395     (25,820)      (20,425)
Delaware VIPT Trend Service Class                            142,677     (50,492)       92,185
Delaware VIPT U.S. Growth Service Class                       29,825     (36,840)       (7,015)
Delaware VIPT Value                                            5,201     (16,683)      (11,482)
Delaware VIPT Value Service Class                            218,556     (19,079)      199,477
Fidelity VIP Contrafund Service Class 2                      484,195    (205,016)      279,179
Fidelity VIP Equity-Income                                     4,803     (37,137)      (32,334)
Fidelity VIP Equity-Income Service Class 2                    95,227     (20,766)       74,461
Fidelity VIP Growth                                              348      (9,717)       (9,369)
Fidelity VIP Growth Service Class 2                           71,804     (19,820)       51,984
Fidelity VIP Mid Cap Service Class 2                         162,410      (2,467)      159,943
Fidelity VIP Overseas                                          5,985      (3,805)        2,180
Fidelity VIP Overseas Service Class 2                        136,541     (27,014)      109,527
FTVIPT Franklin Small-Mid Cap Growth Securities Class 2      117,085     (59,667)       57,418
FTVIPT Templeton Global Income Securities Class 2             62,206        (114)       62,092
FTVIPT Templeton Growth Securities Class 2                   191,205     (56,278)      134,927
Janus Aspen Series Balanced Service Shares                    27,573     (21,033)        6,540
Janus Aspen Series Mid Cap Growth Service Shares              36,555     (85,732)      (49,177)
Janus Aspen Series Worldwide Growth Service Shares               604          (8)          596
Lincoln VIPT Aggressive Growth                                 1,794         (34)        1,760

                                                             UNITS      UNITS     NET INCREASE
SUBACCOUNT                                                   ISSUED    REDEEMED    (DECREASE)
----------------------------------------------------------------------------------------------
Lincoln VIPT Aggressive Growth Service Class                  1,665        (709)         956
Lincoln VIPT Aggressive Profile Service Class                57,735     (31,251)      26,484
Lincoln VIPT Bond                                           382,732    (361,200)      21,532
Lincoln VIPT Bond Service Class                             886,735    (242,706)     644,029
Lincoln VIPT Capital Appreciation                             4,270     (17,320)     (13,050)
Lincoln VIPT Capital Appreciation Service Class              15,554      (7,314)       8,240
Lincoln VIPT Conservative Profile Service Class              84,312      (2,188)      82,124
Lincoln VIPT Core Service Class                               4,043         (30)       4,013
Lincoln VIPT Equity-Income Service Class                     15,113        (149)      14,964
Lincoln VIPT Global Asset Allocation                         25,223      (6,891)      18,332
Lincoln VIPT Global Asset Allocation Service Class           22,744        (828)      21,916
Lincoln VIPT Growth and Income Service Class                 27,817         (68)      27,749
Lincoln VIPT Growth Opportunities Service Class               5,120          (3)       5,117
Lincoln VIPT International                                   97,059     (19,577)      77,482
Lincoln VIPT International Service Class                    226,851     (47,315)     179,536
Lincoln VIPT Moderate Profile Service Class                 827,493     (13,717)     813,776
Lincoln VIPT Moderately Aggressive Profile Service Class    239,155     (18,638)     220,517
Lincoln VIPT Money Market                                   602,831    (438,026)     164,805
Lincoln VIPT Money Market Service Class                     652,881    (419,434)     233,447
Lincoln VIPT Social Awareness                                23,319      (5,198)      18,121
Lincoln VIPT Social Awareness Service Class                  89,499     (31,018)      58,481
MFS VIT Capital Opportunities Service Class                   3,160      (4,206)      (1,046)
MFS VIT Emerging Growth                                       1,123      (8,859)      (7,736)
MFS VIT Emerging Growth Service Class                        21,306      (8,154)      13,152
MFS VIT Total Return                                         12,712     (59,081)     (46,369)
MFS VIT Total Return Service Class                          312,423     (90,781)     221,642
MFS VIT Utilities                                             4,870     (22,818)     (17,948)
MFS VIT Utilities Service Class                             217,996     (24,608)     193,388
NB AMT Mid-Cap Growth                                       122,332     (36,090)      86,242
NB AMT Regency                                              277,537     (46,649)     230,888
Putnam VT Growth  & Income Class IB                             460      (1,144)        (684)
Putnam VT Health Sciences Class IB                            6,427      (1,256)       5,171
DWS VIP EAFE Equity Index                                     4,406     (27,127)     (22,721)
DWS VIP EAFE Equity Index Service Class                      25,865     (93,532)     (67,667)
DWS VIP Equity 500 Index                                    137,856    (258,902)    (121,046)
DWS VIP Equity 500 Index Service Class                      166,185     (71,922)      94,263
DWS VIP Small Cap Index                                      29,660     (10,716)      18,944
DWS VIP Small Cap Index Service Class                        73,639     (17,553)      56,086

Report of Independent Registered Public Accounting Firm

Board of Directors of Lincoln Life & Annuity Company of New York

and

Contract Owners of Lincoln New York Account N for Variable Annuities

We have audited the accompanying statement of assets and liabilities of Lincoln New York Account N for Variable Annuities ("Variable Account"), comprised of the subaccounts described in Note 1, as of December 31, 2006, the related statement of operations for the year then ended, and the statements of changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Variable Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Variable Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2006, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting Lincoln New York Account N for Variable Annuities at December 31, 2006, the results of their operations for the year then ended, and the changes in their net assets for each of the two years in the period then ended, in conformity with U.S. generally accepted accounting principles.


Ernst & Young LLP

Fort Wayne, Indiana
March 7, 2007

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

BALANCE SHEETS

                                                                2006    2005
                                                               ------   ------
                                                                (IN MILLIONS)
                                                               ---------------
ASSETS
Investments:
   Securities available-for-sale, at fair value:
      Fixed maturity (cost: 2006 -- $2,019; 2005 -- $2,012)    $2,046   $2,062
      Equity (cost: 2006 -- $3; 2005 -- $2)                         3        3
   Mortgage loans on real estate                                  174      182
   Policy loans                                                   153      148
   Other investments                                                3        4
                                                               ------   ------
         Total Investments                                      2,379    2,399
Cash and invested cash                                             35       16
Deferred acquisition costs and value of business
   acquired                                                       278      255
Premiums and fees receivable                                        2       --
Accrued investment income                                          30       30
Amounts recoverable from reinsurers                               108       92
Goodwill                                                          110      110
Other assets                                                       38       37
Assets held in separate accounts                                1,728    1,200
                                                               ------   ------
         Total Assets                                          $4,708   $4,139
                                                               ======   ======
LIABILITIES AND SHAREHOLDER'S EQUITY
LIABILITIES
Insurance and investment contract liabilities:
   Insurance policy and claim reserves                         $  284   $  259
   Investment contract and policyholder funds                   1,993    1,981
                                                               ------   ------
         Total Insurance and Investment Contract Liabilities    2,277    2,240
Deferred gain on indemnity reinsurance                              2        3
Other liabilities                                                  82      104
Liabilities related to separate accounts                        1,728    1,200
                                                               ------   ------
         Total Liabilities                                      4,089    3,547
                                                               ------   ------
COMMITMENTS AND CONTINGENCIES (SEE NOTE 8)
SHAREHOLDER'S EQUITY
Common stock -- $100 par value authorized, issued
   and outstanding shares -- 20,000 (owned by The
   Lincoln National Life Insurance Company)                         2        2
Retained earnings                                                 607      572
Accumulated Other Comprehensive Income:
   Net unrealized gain on securities available-for-sale            10       18
                                                               ------   ------
         Total Accumulated Other Comprehensive Income              10       18
                                                               ------   ------
         Total Shareholder's Equity                               619      592
                                                               ------   ------
         Total Liabilities and Shareholder's Equity            $4,708   $4,139
                                                               ======   ======

See accompanying Notes to the Financial Statements

STATEMENTS OF INCOME

                                                          2006   2005   2004
                                                          ----   ----   ----
                                                             (IN MILLIONS)
                                                          ------------------
REVENUE:
Insurance premiums                                        $ 17   $  6   $ 11
Insurance fees                                              92     73     67
Net investment income                                      139    138    139
Realized loss on investments                                (3)    (3)    (5)
Other revenue and fees                                      --      1      1
                                                          ----   ----   ----
   Total Revenue                                           245    215    213
                                                          ----   ----   ----
BENEFITS AND EXPENSES:
Benefits                                                   124    114    116
Underwriting, acquisition, insurance and other expenses     72     58     52
                                                          ----   ----   ----
   Total Benefits and Expenses                             196    172    168
                                                          ----   ----   ----
Income before Federal Income Taxes                          49     43     45
Federal income taxes                                        14     14     15
                                                          ----   ----   ----
   Net Income                                             $ 35   $ 29   $ 30
                                                          ====   ====   ====

See accompanying Notes to the Financial Statements

STATEMENTS OF SHAREHOLDER'S EQUITY

                                                             2006   2005   2004
                                                             ----   ----   ----
                                                                (IN MILLIONS)
                                                             ------------------
COMMON STOCK:
Balance at beginning and end-of-year                         $  2   $  2   $  2
RETAINED EARNINGS:
Balance at beginning-of-year                                  572    543    513
Comprehensive income                                           27      9     28
Less other comprehensive loss (net of federal income tax):
   Net unrealized loss on securities available-for-sale,
      net of reclassification adjustment                       (8)   (20)    (2)
                                                             ----   ----   ----
Net income                                                     35     29     30
                                                             ----   ----   ----
      Balance at End-of-Year                                  607    572    543
                                                             ----   ----   ----
NET UNREALIZED GAIN ON SECURITIES AVAILABLE-FOR-SALE:
Balance at beginning-of-year                                   18     38     40
Change during the year                                         (8)   (20)    (2)
                                                             ----   ----   ----
      Balance at End-of-Year                                   10     18     38
                                                             ----   ----   ----
Total Shareholder's Equity at End-of-Year                    $619   $592   $583
                                                             ====   ====   ====

See accompanying Notes to the Financial Statements

STATEMENTS OF CASH FLOWS

                                                       2006   2005    2004
                                                      ---------------------
                                                          (IN MILLIONS)
                                                      ---------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                            $  35  $  29   $  30
Adjustments to reconcile net income to net cash
   provided by operating  activities:
   Deferred acquisition costs and value of
      business acquired                                 (17)   (20)    (12)
   Insurance policy and claim reserve                    25    (72)    (59)
   Investment contract and policyholder funds            (5)   100      75
   Amounts recoverable from reinsurers                  (16)    (5)    (14)
   Federal income taxes                                 (10)    --       4
   Realized loss on investments and derivative
      instruments                                         2      3       5
   Other                                                 17    (16)     (6)
                                                      -----  -----   -----
      Net Adjustments                                    (4)   (10)     (7)
                                                      -----  -----   -----
      Net Cash Provided by Operating Activities          31     19      23
                                                      -----  -----   -----
CASH FLOWS FROM INVESTING ACTIVITIES:
Securities-available-for-sale:
   Purchases                                           (207)  (286)   (308)
   Sales                                                 55     47      88
   Maturities                                           148    182     164
Purchase of other investments                           (14)   (41)    (54)
Sale or maturity of other investments                     9     36      33
Other                                                   (20)   (20)     30
                                                      -----  -----   -----
      Net Cash Used in Investing Activities             (29)   (82)    (47)
                                                      -----  -----   -----
CASH FLOWS FROM FINANCING ACTIVITIES:
Universal life and investment contract deposits         257    240     246
Universal life and investment contract
   withdrawals                                         (181)  (194)   (165)
Investment contract transfers                           (59)   (16)    (44)
Common stock issued for benefit plans                    --     --      --
                                                      -----  -----   -----
      Net Cash Provided by Financing Activities          17     30      37
                                                      -----  -----   -----
      Net Increase (Decrease) in Cash and Invested
         Cash                                            19    (33)     13
Cash and Invested Cash at Beginning-of-Year              16     49      36
                                                      -----  -----   -----
      Cash and Invested Cash at End-of-Year           $  35  $  16   $  49
                                                      =====  ======= =====

See accompanying Notes to the Financial Statements

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Lincoln Life & Annuity Company of New York (the "Company" which may also be referred to as "we" or "us") is a wholly-owned subsidiary of The Lincoln National Life Insurance Company ("LNL"), which is a wholly-owned subsidiary of Lincoln National Corporation ("LNC"). The Company is currently seeking approval to merge with and into Jefferson Pilot LifeAmerica Insurance Company ("JPLA"), an affiliate, with the name of the surviving entity being Lincoln Life & Annuity Company of New York. JPLA is also currently seeking approval for redomestication from New Jersey to New York. It is anticipated that the redomestication and then the merger will occur effective April 2, 2007. The New Jersey Insurance Department has already approved the redomestication of JPLA from New Jersey to New York. The acceptance of the redomestication to New York and the merger (with the associated name change) are still currently pending approval from the New York Insurance Department. We received regulatory approval for the novation of a block of business from LNL to the Company effective March 1, 2007. This movement of business is a portion of Management's plan to eliminate LNL's accredited reinsurer status in the state of New York. Once completed, this transaction will move approximately $3 billion in assets to the Company.

The Company's principal business consists of underwriting annuities and life insurance contracts sold through multiple distribution channels. The Company conducts business only in New York. Operations are divided into two operating businesses: Individual Markets and Employer Markets. These Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The balance sheet information presented in these financial statements and notes thereto is as of December 31 for each respective year. The statement of income information is for the year ended December 31 for each respective year.

USE OF ESTIMATES.

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

INVESTMENTS.

Securities available-for-sale consist of fixed maturity and equity securities, which are stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA"). Fair value is based on quoted market prices from observable market data or estimated using an internal pricing matrix for privately placed securities when quoted market prices are not available. This matrix relies on management's judgment concerning: 1) the discount rate used in calculating expected future cash flows; 2) credit quality; 3) industry sector performance; and 4) expected maturity. Under certain circumstances, we apply professional judgment and make adjustments based upon specific detailed information concerning the issuer. The cost of available-for-sale fixed maturity and equity securities is reduced to fair value with a corresponding charge to realized loss on investments for declines in value that are other-than-temporary.

Dividend and interest income are recognized when earned. Amortization of premiums and accrual of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are considered to be other-than-temporary are recognized in realized gains and losses with a corresponding reduction in the cost of available-for-sale fixed maturity and equity securities. See Note 3 for further discussion of the Company's policies regarding identification of other-than-temporary impairments.

For the mortgage-backed securities portion of the available-for-sale fixed maturity securities portfolio, we recognize investment income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. When the effective yield changes, the carrying value of the security is adjusted prospectively. This adjustment is reflected in net investment income.

Mortgage loans on real estate are carried at the outstanding principal balances adjusted for amortization of premiums and discounts and are net of valuation allowances. Valuation allowances are established for the excess carrying value of the mortgage loan over its estimated fair value when it is probable that, based upon current information and events, we will be unable to collect all amounts due under the contractual terms of the loan agreement. When we determine that a loan is impaired, the cost is adjusted or a provision for loss is established equal to the difference between the amortized cost of the mortgage loan and the estimated value. Estimated value is based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate;
2) the loan's observable market price; or 3) the fair value of the collateral. Mortgage loans deemed to be uncollectible are charged against the allowance for losses and subsequent recoveries, if any, are credited to the allowance for losses. The net provision for losses is reported as realized gain (loss) on investments. Interest income on mortgage loans includes interest collected, the change in accrued interest, and amortization of premiums and discounts. Mortgage loan fees and costs are recorded in net investment income as they are incurred.

Policy loans are carried at aggregate unpaid balances.

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

Realized gain (loss) on investments includes realized gains and (losses) from the sale of investments and net gain (loss) on reinsurance embedded derivative. See Note 3 for additional detail. Realized gain
(loss) on investments is recognized in net income, net of associated amortization of deferred acquisition costs and investment expenses, using the specific identification method. Changes in the fair values of available-for-sale securities carried at fair value are reported as a component of accumulated other comprehensive income, after deductions for related adjustments for deferred acquisition costs and amounts required to satisfy policyholder commitments that would have been recorded had these securities been sold at their fair value, and after deferred taxes or credits to the extent deemed recoverable.

DERIVATIVE INSTRUMENTS.

We recognize all derivative instruments as either assets or liabilities in the Balance Sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. The Company has derivative instruments that are economic hedges, but were not designated as hedging instruments under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133").

We have certain modified coinsurance ("Modco") and coinsurance with funds withheld ("CFW") reinsurance arrangements with embedded derivatives related to the funds withheld assets. These derivatives are considered total return swaps with contractual returns that are attributable to various assets and liabilities associated with these reinsurance arrangements. Changes in the fair value of these derivatives are recorded in net income as they occur.

See Note 10 for further discussion of our accounting policy for derivative instruments.

PROPERTY AND EQUIPMENT.

Property and equipment owned for company use is included in other assets in our Balance Sheet and is carried at cost less allowances for depreciation. Provisions for depreciation of property and equipment owned for company use are computed principally on the straight-line method over the estimated useful lives of the assets.

PREMIUMS AND FEES ON INVESTMENT PRODUCTS AND UNIVERSAL LIFE AND TRADITIONAL LIFE INSURANCE PRODUCTS.

INVESTMENT PRODUCTS AND UNIVERSAL LIFE INSURANCE PRODUCTS: Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance and other interest-sensitive life insurance policies. These products include life insurance sold to individuals, corporate-owned life insurance and bank-owned life insurance. Revenues for investment products and universal life insurance products consist of net investment income, asset based fees, cost of insurance charges, percent of premium charges, policy administration charges and surrender charges that have been assessed and earned against policy account balances and premiums received during the period. The timing of revenue recognition as it relates to fees assessed on investment contracts is determined based on the nature of such fees. Asset based fees, cost of insurance and policy administration charges are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Percent of premium charges are assessed at the time of premium payment and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract by the contractholder in accordance with contractual terms.

TRADITIONAL LIFE INSURANCE PRODUCTS: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due from the policyholder.

ASSETS HELD IN SEPARATE ACCOUNTS/LIABILITIES RELATED TO SEPARATE ACCOUNTS.

Assets and liabilities related to separate accounts represent segregated funds administered and invested by us for the exclusive benefit of pension and variable life and annuity contractholders. Both the assets and liabilities are carried at fair value. The fees earned by us for administrative and contractholder maintenance services performed for these separate accounts are included in insurance fee revenue. Policyholder account deposits and withdrawals, investment income and realized investment gains and losses in the separate accounts are excluded from the amounts reported in the statements of income.

DEFERRED ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED, DEFERRED FRONT END LOADS, AND DEFERRED SALES INDUCEMENTS.

Commissions and other costs of acquiring universal life insurance, variable universal life insurance, traditional life insurance, annuities and other investment contracts, which vary with and are primarily related to the production of new business, have been deferred to the extent recoverable. The methodology for determining the amortization of acquisition costs varies by product type based on two different accounting pronouncements: SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("SFAS 97") and SFAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("SFAS 60"). Under SFAS No. 97, acquisition costs for universal life, variable universal life insurance and investment-type products, which include fixed and variable deferred annuities, are amortized over the lives of the policies in relation to the incidence of estimated gross profits from surrender charges, investment, mortality net of reinsurance ceded and expense margins, and actual realized gain (loss) on investments. Past amortization amounts are adjusted when revisions are made to the estimates of current or future gross profits expected from a group of products. Policy lives for universal and variable universal life policies are estimated to be 30 years, based on the expected lives of the policies. Policy lives for fixed and variable deferred annuities are 14 to 18 years for the traditional, long surrender charge period products and 8 to 10 years for the more recent short-term, or no surrender charge variable products. The front-end load annuity product has an assumed life of 25 years. Longer lives are assigned to those blocks that have demonstrated favorable experience.

Under SFAS 60, acquisition costs for traditional life insurance products, which include whole life and term life insurance contracts, are amortized over periods of 10 to 30 years on either a straight-line basis or as a level percent of premium of the related policies depending on the block of business. There are currently no deferred acquisition costs ("DAC") being amortized under SFAS 60 for fixed and variable payout annuities.

For all SFAS 97 and SFAS 60 policies, amortization is based on assumptions consistent with those used in the development of the underlying policy form adjusted for emerging experience and expected trends.

Value of business acquired ("VOBA") is amortized over the expected lives of the block of insurance business in relation to the incidence of estimated profits expected to be generated on universal life, variable universal life and investment-type products, (i.e., unit-linked products and variable deferred annuities) and over the premium paying period for insurance products, (i.e., traditional life insurance products). Amortization is based upon assumptions used in pricing the acquisition of the block of business and is adjusted for emerging experience. Accordingly, amortization periods and methods of amortization for VOBA vary depending upon the particular characteristics of the underlying blocks of acquired insurance business. VOBA is amortized in a manner consistent with DAC.

The carrying amounts of DAC and VOBA are adjusted for the effect of realized gains and losses and the effects of unrealized gains and losses on debt securities classified as available-for-sale. Amortization expense of DAC and VOBA reflects an assumption for an expected level of credit-related investment losses. When actual credit-related investment losses are realized, we recognize a true-up to our DAC and VOBA amortization within realized gains and losses reflecting the incremental impact of actual versus expected credit-related investment losses. These actual to expected amortization adjustments can create volatility in net realized gains and losses.

Policy sales charges that are collected in the early years of an insurance policy have been deferred (referred to as "deferred front-end loads" or "DFEL") and are amortized into income over the life of the policy in a manner consistent with that used for DAC. (See above for discussion of amortization methodologies.)

Bonus credits and amounts credited to policyholders for enhanced interest rates on variable annuity contracts that are under dollar cost averaging ("DCA") funding arrangements are considered sales inducement and deferred as a sales inducement asset (referred to as "deferred sales inducements" or "DSI") included in other assets. DSI is amortized as a benefit expense over the expected life of the contract. Amortization is computed using the same methodology and assumptions used in amortizing DAC.

BENEFITS AND EXPENSES.

Benefits and expenses for universal life-type and other interest-sensitive life insurance products include interest credited to policy account balances and benefit claims incurred during the period in excess of policy account balances. Interest crediting rates associated with funds invested in the Company's general account during 2004 through 2006 ranged from 4.00% to 7.00%. For traditional life, group health and disability income products, benefits and expenses, other than DAC and VOBA, are recognized when incurred in a manner consistent with the related premium recognition policies. Benefits and expenses includes the change in reserves for annuity products with guaranteed benefits, such as guaranteed minimum death benefits ("GMDB"), and the change in fair values of guarantees for annuity products with guaranteed minimum withdrawal benefits ("GMWB") and guaranteed income benefits ("GIB").

GOODWILL.

We recognize the excess of the purchase price over the fair value of net assets acquired as goodwill. Goodwill is not amortized, but is reviewed at least annually for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause us to review the carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts are written down using a combination of fair value and discounted cash flows. No impairments occurred during the three years ending December 31, 2006.

INSURANCE AND INVESTMENT CONTRACT LIABILITIES.

The liabilities for future policy benefits and claim reserves for universal and variable universal life insurance policies consist of policy account balances that accrue to the benefit of the policyholders, excluding surrender charges. The liabilities for future insurance policy benefits and claim reserves for traditional life policies are computed using assumptions for investment yields, mortality and withdrawals based principally on generally accepted actuarial methods and assumptions at the time of policy issue. Interest assumptions for traditional direct individual life reserves for all policies range from 2.25% to 7.00% depending on the time of policy issue. The interest assumptions for immediate and deferred paid-up annuities range from 1.25% to 10.00%.

The liabilities for future claim reserves for variable annuity products containing GMDB features are calculated by multiplying the benefit ratio (present value of total expected GMDB payments over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative assessments recorded from the contract inception through the balance sheet date less the cumulative GMDB payments plus interest. The change in the reserve for a period is the benefit ratio multiplied by the assessments recorded for the period less GMDB claims paid in the period plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to DAC.

With respect to its insurance and investment contract liabilities, the Company continually reviews its: 1) overall reserve position; 2) reserving techniques and 3) reinsurance arrangements. As experience develops and new information becomes known, liabilities are adjusted as deemed necessary. The effects of changes in estimates are included in the operating results for the period in which such changes occur.

Business assumed by the Company includes participating life insurance contracts, under which the policyholder is entitled to share in the earnings of such contracts via receipt of dividends. The dividend scale for participating policies is reviewed annually and may be adjusted to reflect recent experience and future expectations. As of December 31, 2006 and 2005 participating policies comprised approximately 3% of the face amount of insurance in-force, and dividend expenses were $5 million for the year ended December 31, 2006, and $6 million for the years ended December 31, 2005 and 2004.

REINSURANCE.

The Company enters into reinsurance agreements with other companies in the normal course of its business. All reinsurance agreements, excluding Modco agreements, are reported on a gross basis. Modco agreements are reported net, since there is a right of offset.

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS.

The Company's employees participate in the pension and postretirement benefit plans sponsored by LNC. Pursuant to the accounting rules for the obligations to employees under LNC's various pension and other postretirement benefit plans, LNC is required to make a number of assumptions to estimate related liabilities and expenses including the weighted-average discount rate, expected return on plan assets and a salary increase assumption to estimate pension expense. The discount rate assumptions are determined using an analysis of current market information and the projected benefit flows associated with these plans. The expected long-term rate of return on plan assets is initially established at the beginning of the plan year based on historical and projected future rates of return and is the average rate of earnings expected on the funds invested or to be invested in the plan.

STOCK BASED COMPENSATION.

The Company expenses the fair value of stock awards included in LNC's incentive compensation plans. On the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase to common stock in shareholders' equity. For additional information on stock based incentive compensation see Note 8.

INCOME TAXES.

The Company has elected to file consolidated federal and state income tax returns with LNC and certain LNC subsidiaries. Pursuant to an intercompany tax sharing agreement with LNC, the Company provides for income taxes on a separate return filing basis. The tax sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

RECLASSIFICATIONS.

Certain amounts reported in prior years' Financial Statements have been reclassified to conform with the presentation adopted in the current year. These reclassifications have no effect on net income or shareholder's equity of the prior years.

2. CHANGES IN ACCOUNTING PRINCIPLES AND CHANGES IN ESTIMATES

SFAS NO. 123(R) -- SHARE-BASED PAYMENT. In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123, "Accounting for Stock-based Compensation" ("SFAS 123"). SFAS 123(R) requires us to recognize at fair value all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123 under SFAS 123(R), the fair value of share-based payments are recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award.

Effective January 1, 2006, we adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results from prior periods have not been restated. The effect of adopting SFAS 123(R) did not have a material effect on our income before Federal income taxes or net income.

Prior to January 1, 2006, the Company had adopted the retroactive restatement method under SFAS No. 148, "Accounting for Stock-based Compensation -- Transition and Disclosure," and restated all periods presented to reflect stock-based employee compensation cost under the fair value accounting method for all employee awards granted, modified or settled in fiscal years beginning after December 15, 1994.

See Note 8 for more information regarding our stock-based compensation plans.

STAFF ACCOUNTING BULLETIN NO. 108 -- CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS. In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance for evaluating the effects of prior year uncorrected errors when quantifying misstatements in the current year financial statements. Under SAB 108, the impact of correcting misstatements occurring in the current period and those that have accumulated over prior periods must both be considered when quantifying the impact of misstatements in current period financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and may be adopted by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006, with an offsetting adjustment to retained earnings. We adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on our financial statements.

STATEMENT OF POSITION 05-1 -- ACCOUNTING BY INSURANCE ENTERPRISES FOR DEFERRED ACQUISITION COSTS IN CONNECTION WITH MODIFICATIONS OR EXCHANGES OF INSURANCE CONTRACTS. In September 2005, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 addresses the accounting for DAC on internal replacements other than those described in SFAS 97. An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or
(c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

We adopted this new accounting guidance effective January 1, 2007, impacting our Individual Markets Annuities business. Our adoption will result in a reduction to our DAC and VOBA balances between $1 million to $2 million pre-tax, which will be recorded as a reduction to retained earnings with no impact on net income. The adoption of this new guidance impacts our assumptions of lapsation used in the amortization of DAC and VOBA on some of our blocks of business. The impact of SOP 05-1 is expected to prospectively increase DAC and VOBA amortization $0 million to $1 million, pre-tax, in 2007 assuming that replacement activity, as defined by SOP 05-1, is comparable to recent years. Our estimates are based upon our interpretation of SOP 05-1 and the proposed implementation guidance and do not consider our interpretations of final implementation guidance that could be issued in 2007. As a result, the actual impact of the adoption of SOP 05-1 may differ from our estimates as the issuance of new implementation guidance and evolving industry practice may affect our interpretation and implementation.

EITF 03-1 -- THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS. In March 2004, the FASB's Emerging Issues Task Force ("EITF") reached a final consensus on Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). EITF 03-1 established impairment models for determining whether to record impairment losses associated with investments in certain equity and debt securities. It also required the accrual of income on a level-yield basis following an impairment of debt securities, where reasonable estimates of the timing and amount of future cash flows can be made.

In September 2004, the FASB delayed the effective date of the accounting and measurement provisions of EITF 03-1 in order to consider further guidance. However, the disclosure requirements and the definition of other-than-temporary impairment ("OTTI") included in EITF 03-1 were not delayed, and accordingly we adopted the definition of OTTI to evaluate all securities within the scope of EITF 03-1 and provided the required disclosures.

In November 2005, the FASB issued FASB Staff Position ("FSP") FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of EITF 03-1, references existing OTTI guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." FSP 115-1 will be applied prospectively and is effective for reporting periods beginning after December 15, 2005. We adopted FSP 115-1 on January 1, 2006, without any material impact to the financial statements.

SFAS NO. 155 -- ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS -- AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140. In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments -- an amendment of FASB Statements No. 133 and 140" ("SFAS 155"), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"); (b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assts," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and, (d) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument. We expect to adopt SFAS 155 beginning January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Upon adoption of SFAS 155, the fair value election may also be applied to hybrid financial instruments that had previously been bifurcated pursuant to SFAS 133. Prior period restatement is not permitted. SFAS 155 is not expected to have a material impact on our financial condition and results of operations at adoption, however, application of the requirements of SFAS 155 may result in the classification of additional derivative transactions with changes in fair value recognized in net income.

In December 2006, the FASB issued Derivative Implementation Group Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" ("DIG B40"). Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if: (a) the right to accelerate the settlement of the securitized interest cannot be controlled by the investor and (b) the securitized interest itself does not contain an embedded derivative for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. Any other terms in the securitized financial asset that may affect cash flow in a manner similar to a derivative instrument would be subject to the requirements of paragraph 13(b) of SFAS 133. The guidance in DIG B40 is to be applied upon the adoption of SFAS 155.

We adopted the provisions SFAS 155 and DIG B40 on January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Prior period restatement was not permitted. The adoption of SFAS 155 did not have a material impact on our financial condition or results of operations.

FASB INTERPRETATION NO. 48 -- ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109. In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 establishes criteria that an individual tax position must meet for any part of the benefit of the tax position to be recognized in the financial statements. These criteria include determining whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority. If the tax position meets the more-likely-than-not threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect adjustment upon the initial adoption of FIN 48 will be recorded as an adjustment to retained earnings with no impact on net income. We will adopt the provisions of FIN 48 on March 31, 2007 effective January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on our financial condition or results of operations.

SFAS NO. 157 -- FAIR VALUE MEASUREMENTS. In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability. Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity's own credit risk. SFAS 157 establishes a three-level fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority is given to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs in situations where there is little or no market activity for the asset or liability. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007. Retrospective application is required for certain financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the effects of SFAS 157 on our financial condition and results of operations.

SFAS NO. 159 -- THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES. In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value, and does not eliminate disclosure requirements included in other accounting standards. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. Retrospective application of SFAS 159 is not permitted unless early adoption is elected. At the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first remeasurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the potential effects of SFAS 159 on our financial condition and results of operations.

STATEMENT OF POSITION 03-1 -- In July 2003, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("the SOP").

The SOP provides guidance related to the reporting and disclosure of certain insurance contracts and separate accounts, including guidance for computing reserves for products with guaranteed benefits, such as GMDB, and for products with annuitization benefits such as guaranteed minimum income benefits. In addition, the SOP addresses the presentation and reporting of separate accounts, the capitalization and amortization of sales inducements, and secondary guarantees on universal-life type contracts. The Company implemented the provisions of the SOP as of January 1, 2004. Adjustments arising from implementation were not material.

3. INVESTMENTS

The amortized cost, gross unrealized gain and loss, and fair value of securities available-for-sale are as follows:

                                                 AMORTIZED COST   GAINS   LOSSES   FAIR VALUE
                                                 --------------   -----   ------   ----------
                                                                  (IN MILLIONS)
                                                 -----------------------------------------------
2006:
   Corporate bonds                                   $1,551       $ 40    $  (17)    $1,574
   U.S. Government bonds                                 11         --        --         11
   Foreign government bonds                              15          3        --         18
   Asset and mortgage-backed securities:
      Mortgage pass through securities                   38          1        (1)        38
      Collateralized mortgage obligations               164          1        (2)       163
      Commercial Mortgage Backed Securities             203          4        (2)       205
      Other asset-backed securities                      13         --        --         13
   State and municipal bonds                             21         --        --         21
   Redeemable preferred stocks                            3         --        --          3
                                                     ------       ----    ------     ------
         Total fixed maturity securities              2,019         49       (22)     2,046
Equity securities                                         3         --        --          3
                                                     ------       ----    ------     ------
         Total                                       $2,022       $ 49    $  (22)    $2,049
                                                     ======       ====    ======     ======
2005:
   Corporate bonds                                   $1,546       $ 59    $  (16)    $1,589
   U.S. Government bonds                                 11         --        --         11
   Foreign government bonds                              16          2        --         18
   Asset and mortgage-backed securities:
      Mortgage pass-through securities                   40          1        --         41
      Collateralized mortgage obligations               156          1        (2)       155
      Commercial Mortgage Backed Securities             208          6        (2)       212
      Other asset-backed securities                       7         --        --          7
   State and municipal bonds                             23          1        --         24
   Redeemable preferred stocks                            5         --        --          5
                                                     ------       ----    ------     ------
         Total fixed maturity securities              2,012         70       (20)     2,062
Equity securities                                         2          1        --          3
                                                     ------       ----    ------     ------
         Total                                       $2,014       $ 71    $  (20)    $2,065
                                                     ======       ====    ======     ======

Future maturities of fixed maturity securities available-for-sale are as follows:

                                                              AMORTIZED    FAIR
                                                                 COST      VALUE
                                                              ---------   ------
                                                                 (IN MILLIONS)
                                                              ------------------
Due in one year or less                                         $   92    $   92
Due after one year through five years                              477       483
Due after five years through ten years                             507       506
Due after ten years                                                525       546
                                                                ------    ------
   Subtotal                                                      1,601     1,627
Asset and mortgage-backed securities                               418       419
                                                                ------    ------
   Total                                                        $2,019    $2,046
                                                                ======    ======

The foregoing data is based on stated maturities. Actual maturities will differ in some cases because borrowers may have the right to call or pre-pay obligations.

The amortized cost and estimated fair value of investments in asset and mortgage-backed securities summarized by interest rates of the underlying collateral are as follows:

                                                               AMORTIZED    FAIR
                                                                  COST     VALUE
                                                               ---------   -----
                                                                 (IN MILLIONS)
                                                               -----------------
Below 5%                                                          $ 14      $ 14
5%-6%                                                              160       158
6%-7%                                                              141       141
Above 7%                                                           103       106
                                                                  ----      ----
   Total                                                          $418      $419
                                                                  ====      ====

The quality ratings of fixed maturity securities are as follows:

                  RATING AGENCY
    NAIC            EQUIVALENT          FAIR    % OF
DESIGNATION        DESIGNATION         VALUE   TOTAL
-----------   ---------------------   ------   ------
                                        (IN MILLIONS)
                                      ---------------
     1        AAA / AA / A            $1,338    65.4%
     2        BBB                        643    31.4%
     3        BB                          42     2.1%
     4        B                           16     0.8%
     5        CCC and lower                7     0.3%
     6        In or near default          --     0.0%
                                      ------   -----
                                      $2,046   100.0%
                                      ======   =====

The major categories of net investment income are as follows:

                                                              2006   2005   2004
                                                              ----   ----   ----
                                                                 (IN MILLIONS)
                                                              ------------------
Fixed maturity securities available-for-sale                  $119   $118   $120
Equity securities available-for-sale                            --     --     --
Mortgage loans on real estate                                   12     12     11
Policy loans                                                     9      9      9
Other investments                                                1      1      1
                                                              ----   ----   ----
   Investment revenue                                          141    140    141
Investment expense                                               2      2      2
                                                              ----   ----   ----
   Net investment income                                      $139   $138   $139
                                                              ====   ====   ====

The detail of the net realized gain (loss) on investments and derivative instruments is as follows:

                                                             2006   2005   2004
                                                             ----   ----   ----
                                                                (IN MILLIONS)
                                                             ------------------
Fixed maturity securities available-for-sale
   Gross gain                                                 $ 2    $ 2    $ 3
   Gross loss                                                  (3)    (3)    (6)
Associated amortization of
   deferred acquisition costs and
   provision for policyholder commitments                      (2)    (3)    (2)
                                                              ---    ---    ---
Total Investments                                              (3)    (4)    (5)
Derivative instruments net of associated
   (amortization)/ restoration of deferred
   acquisition costs                                           --      1     --
                                                              ---    ---    ---
Total investments and derivative instruments                  $(3)   $(3)   $(5)
                                                              ===    ===    ===

Write-downs for other than temporary declines in fair value of fixed maturity securities and net changes in allowances for loss on mortgage loans, which are included in the realized loss on investments and derivative instruments shown above, are as follows:

                                                             2006   2005   2004
                                                             ----   ----   ----
                                                               (IN MILLIONS)
                                                             ------------------
Fixed maturity securities available-for-sale                  $2     $2     $4

The change in net unrealized gains on investments in fixed maturity and equity securities available-for-sale is as follows:

                                                             2006   2005   2004
                                                             ----   ----   ----
                                                                (IN MILLIONS)
                                                             ------------------
Fixed maturity securities                                    $(23)  $(56)   $(4)
Equity securities                                              (1)    --     --
                                                             ----   ----    ---
Total                                                        $(24)  $(56)   $(4)
                                                             ====   ====    ===

For securities available-for-sale held by the Company at December 31, 2006 and 2005, that are in unrealized loss status, the fair value, amortized cost, unrealized loss and total time period that the security has been in an unrealized loss position are presented in the table below.

                             FAIR  % FAIR  AMORTIZED  % AMORTIZED  UNREALIZED  % UNREALIZED
                            VALUE   VALUE     COST        COST        LOSS         LOSS
                            -----  ------  ---------  -----------  ----------  ------------
                                                   (IN MILLIONS)
                            ---------------------------------------------------------------
2006
less than or equal
 to 90 days                  $222    23.4%    $224        23.1%       $ (2)          9.1%
greater than 90 days
 but less than or equal
 to 180 days                   13     1.4%      13         1.4%         --           0.0%
greater than 180 days but
 less than or equal to
 270 days                       5     0.5%       5         0.5%         --           0.0%
greater than 270 days but
 less than or equal to
 1 year                        91     9.6%      93         9.6%         (2)          9.1%
greater than 1 year           616    65.1%     634        65.4%        (18)         81.8%
                             ----   -----     ----       -----        ----         -----
   Total                     $947   100.0%    $969       100.0%       $(22)        100.0%
                             ====   =====     ====       =====        ====         =====
2005
less than or equal to
 90 days                     $167    21.2%    $168        20.8%       $ (1)          5.0%
greater than 90 days but
 less than or equal to
 180 days                     360    45.8%     367        45.5%         (7)         35.0%
greater than 180 days but
 less than or equal to
 270 days                      41     5.2%      42         5.2%         (1)          5.0%
greater than 270 days but
 less than or equal to
 1 year                        60     7.6%      62         7.7%         (2)         10.0%
greater than 1 year           159    20.2%     168        20.8%         (9)         45.0%
                             ----   -----     ----       -----        ----         -----
   Total                     $787   100.0%    $807       100.0%       $(20)        100.0%
                             ====   =====     ====       =====        ====         =====

For fixed maturity and equity securities available-for-sale with unrealized losses as of December 31, 2006 and 2005, the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous loss position are summarized as follows:

                                                    LESS THAN
                                                OR EQUAL TO TWELVE     GREATER THAN TWELVE
                                                      MONTHS                 MONTHS                   TOTAL
                                              ---------------------   ---------------------   ---------------------
                                                           GROSS                   GROSS                   GROSS
                                              CARRYING   UNREALIZED   CARRYING   UNREALIZED   CARRYING   UNREALIZED
                                                VALUE      LOSSES       VALUE      LOSSES       VALUE      LOSSES
                                              --------   ----------   --------   ----------   --------   ----------
                                                                           (IN MILLIONS)
                                              ---------------------------------------------------------------------
2006
   Corporate bonds                              $277         $ (4)      $437        $(14)       $714        $(18)
   U.S. government bonds                           3           --         --          --           3          --
   Foreign government bonds                        1           --         --          --           1          --
   Asset and mortgage-backed securities:
      Mortgage pass-through securities            --           --         22          (1)         22          (1)
      Collateralized mortgage obligations         25           --         85          (2)        110          (2)
      Commercial mortgage backed securities       25           --         63          (1)         88          (1)
      Other asset-backed securities               --           --          1          --           1          --
   State and municipal bonds                      --           --          8          --           8          --
   Redeemable preferred stocks                    --           --         --          --          --          --
                                                ----         ----       ----        ----        ----        ----
         Total fixed maturity securities         331           (4)       616         (18)        947         (22)
Equity securities                                 --           --         --          --          --          --
                                                ----         ----       ----        ----        ----        ----
         Total                                  $331         $ (4)      $616        $(18)       $947        $(22)
                                                ====         ====       ====        ====        ====        ====

2005:
   Corporate bonds                              $437         $ (8)      $131        $ (8)       $568        $(16)
   U.S. government bonds                          --           --         --          --          --          --
   Foreign government bonds                       --           --         --          --          --          --
   Asset and mortgage-backed securities:
      Mortgage pass-through securities            20           --          5          --          25          --
      Collateralized mortgage obligations         94           (2)         6          --         100          (2)
      Commercial mortgage backed securities       69           (1)        16          (1)         85          (2)
      Other asset-backed securities                1           --         --          --           1          --
   State and municipal bonds                       7           --          1          --           8          --
   Redeemable preferred stocks                    --           --         --          --          --          --
                                                ----         ----       ----        ----        ----        ----
         Total fixed maturity securities         628          (11)       159          (9)        787         (20)
Equity securities                                 --           --         --          --          --          --
                                                ----         ----       ----        ----        ----        ----
         Total                                  $628         $(11)      $159        $ (9)       $787        $(20)
                                                ====         ====       ====        ====        ====        ====

Securities available-for-sale deemed to have declines in fair value that were other than temporary were written down to fair value. The fixed maturity securities to which these write-downs apply were generally of investment grade at the time of purchase, but were subsequently downgraded by rating agencies to "below-investment grade." Factors considered by the Company in determining whether declines in the fair value of fixed maturity securities are other than temporary include 1) the significance of the decline, 2) the Company's ability and intent to retain the investment for a sufficient period of time for it to recover, 3) the time period during which there has been a significant decline in value, and 4) fundamental analysis of the liquidity, business prospects and overall financial condition of the issuer. Based upon these factors, securities that have indications of potential impairment are subject to intensive review. Where such analysis results in a conclusion that declines in fair values are other than temporary, the security is written down to fair value. See Note 10 for a general discussion of the methodologies and assumptions used to determine estimated fair values.

Impaired mortgage loans and the related allowance for losses were not significant in 2006 and 2005.

The allowance for losses is maintained at a level believed adequate by management to absorb estimated probable credit losses. Management's periodic evaluation of the adequacy of the allowance for losses is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

The mortgage loan allowance for losses for these impaired mortgage loans for the years ended December 31, 2006, 2005 and 2004 was less than $1 million for each period.

The average recorded investment in impaired mortgage loans and the interest income recognized on impaired mortgage loans were not significant in 2006, 2005 and 2004.

All interest income on impaired mortgage loans was recognized on the cash basis of income recognition.

As of December 31, 2006 and 2005, the Company had no mortgage loans on non-accrual status and no mortgage loans past due 90 days on which interest was still being accrued.

As of December 31, 2006 and 2005, the Company had restructured mortgage loans of less than $1 million. The Company recorded less than $1 million of interest income on these restructured mortgage loans in 2006 and 2005. Interest income in the amount of less than $1 million would have been recorded in both 2006 and 2005 on these mortgage loans according to their original terms. As of December 31, 2006 and 2005, the Company had no outstanding commitments to lend funds on restructured mortgage loans.

As of December 31, 2006 the Company's investment commitments for fixed maturity securities (primarily private placements) and mortgage loans on real estate were $8 million.

The carrying value of fixed maturity securities available-for-sale, mortgage loans on real estate and real estate investments which were non-income producing totaled less than $1 million and $2 million at December 31, 2006 and 2005, respectively.

4. FEDERAL INCOME TAXES

The Federal income tax expense (benefit) is as follows:

                       2006   2005   2004
                       ----   ----   ----
                         (IN MILLIONS)
                       ------------------
Current                $(2)    $ 9    $13
Deferred                16       5      2
                       ---     ---    ---
   Total tax expense   $14     $14    $15
                       ===     ===    ===

The effective tax rate on pre-tax income is lower than the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                     2006   2005   2004
                                     ----   ----   ----
                                        (IN MILLIONS)
                                     ------------------
Tax rate times pre-tax income        $17    $15    $16
Effect of:
   Tax-preferred investment income    (1)    (1)    (1)
   Other items                        (2)    --     --
                                     ---    ---    ---
      Provision for income taxes     $14    $14    $15
                                     ===    ===    ===
      Effective tax rate              29%    32%    34%

The Federal income tax asset (liability) is as follows:

                                        2006   2005
                                        ----   ----
                                       (IN MILLIONS)
                                       -------------
Current                                 $  7   $ (5)
Deferred                                 (41)   (31)
                                        ----   ----
   Total Federal income tax liability   $(34)  $(36)
                                        ====   ====

Components of the Company's deferred tax assets and liabilities are as follows:

                                                        2006   2005
                                                        ----   ----
                                                       (IN MILLIONS)
                                                       -------------
Deferred tax assets:
Insurance and investment contract liabilities           $ 60   $ 67
Investments                                                1      2
Compensation and benefit plans                             1     --
Ceding commission asset                                    2      3
Other                                                     --      5
                                                        ----   ----
   Total deferred tax assets                              64     77
                                                        ----   ----
Deferred tax liabilities:
Deferred acquisition costs                                54     40
Net unrealized gain on securities  available-for-sale      9     18
Present value of business in-force                        37     41
Other                                                      5      9
                                                        ----   ----
   Total deferred tax liabilities                        105    108
                                                        ----   ----
   Net deferred tax liability                           $ 41   $ 31
                                                        ====   ====

The Company files its tax return as part of a consolidated Federal income tax filing with its common parent, LNC. Net cash paid to LNC for Federal income taxes in 2006, 2005 and 2004 was $10 million, $13 million and $10 million, respectively.

At December 31, 2006 and 2005, the Company concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2006 and 2005.

The LNC consolidated group is subject to annual tax examinations from the Internal Revenue Service ("IRS"). During the first quarter of 2006, the IRS completed its examination for the tax years 1999 through 2002 with assessments resulting in a payment that was not material to the results of operations. In addition to taxes assessed and interest, the payment included a deposit relating to a portion of the assessment, which LNC continues to challenge. LNC believes this portion of the assessment is inconsistent with existing law, and is protesting it through the established IRS appeals process. The Company does not anticipate that any adjustments that might result from such audits would be material to the Company's results of operations or financial condition. The LNC consolidated group is currently under audit by the IRS for years 2003 and 2004.

5. SUPPLEMENTAL FINANCIAL DATA

Reinsurance transactions included in the income statement captions, "Insurance Premiums" and "Insurance Fees", are as follows:

                                       2006   2005   2004
                                       ----   ----   ----
                                          (IN MILLIONS)
                                       ------------------
Insurance assumed                      $ --   $ --   $ --
Insurance ceded                         (38)   (46)   (38)
                                       ----   ----   ----
   Net reinsurance premiums and fees   $(38)  $(46)  $(38)
                                       ====   ====   ====

The income statement caption, "Benefits," is net of reinsurance recoveries of $44 million, $39 million and $57 million for the years ended December 31, 2006, 2005 and 2004, respectively.

A rollforward of the balance sheet account, "Deferred Acquisition Costs," is as follows:

                                           2006   2005   2004
                                           ----   ----   ----
                                              (IN MILLIONS)
                                           ------------------
Balance at beginning-of-year               $138   $ 82   $ 56
Deferral                                     55     50     41
Amortization                                (27)   (16)   (15)
Adjustment related to realized gains on
   securities available-for-sale             (2)    (2)    (2)
Adjustment related to unrealized  losses
   on securities available-for-sale           8     24      2
                                           ----   ----   ----
Balance at end-of-year                     $172   $138   $ 82
                                           ====   ====   ====

A rollforward of balance sheet account "Value of Business Acquired" is as follows:

                               2006   2005   2004
                               ----   ----   ----
                                  (IN MILLIONS)
                               ------------------
Balance at beginning-of-year   $117   $131   $144
   Amortization, net            (11)   (14)   (13)
                               ----   ----   ----
Balance at end-of-year         $106   $117   $131
                               ====   ====   ====

Future estimated amortization of VOBA is as follows:

2007-$10   2008-$12         2009-$12
2010-$12   2011-$ 6   Thereafter-$54

Realized losses on investments and derivative instruments on the Statements of Income for 2006, 2005 and 2004 are net of amounts amortized against DAC and VOBA of $2 million, $3 million and $2 million, respectively. In addition, realized gains and losses are net of adjustments made to policyholder reserves. These amounts were not material for 2006, 2005 and 2004. The Company has either a contractual obligation or has a consistent historical practice of making allocations of investment gains and losses to certain policyholders.

A rollforward of deferred sales inducements, included in other assets on the balance sheet, is as follows:

                               2006   2005   2004
                               ----   ----   ----
                                  (IN MILLIONS)
                               ------------------
Balance at beginning-of-year   $ 8    $ 5     $ 2
   Capitalized                   3      4       3
   Amortization                 (1)   $(1)     --
                               ---    ---     ---
Balance at end-of-year         $10    $ 8     $ 5
                               ===    ===     ===

Details underlying the income statement caption, "Underwriting, Acquisition, Insurance and Other Expenses," are as follows:

                                                             2006   2005   2004
                                                             ----   ----   ----
                                                                (IN MILLIONS)
                                                             -------------------
Commissions                                                  $ 53   $ 40   $ 51
General and administrative expenses                            31     33     10
Deferred acquisition costs net of amortization                (28)   (34)   (26)
Other intangibles amortization                                 11     14     13
Taxes, licenses and fees                                        5      4      4
Restructuring charges-includes merger-integration expenses     --      1     --
                                                             ----   ----   -----
   Total                                                     $ 72   $ 58   $ 52
                                                             ====   ====   ====

The carrying amount of goodwill by reportable segment as of December 31 is as follows:

                       2006   2005
                       ----   ----
                      (IN MILLIONS)
                      -------------
Individual Markets:
Life Insurance         $ 93   $ 93
Annuities                17     17
                       ----   ----
   Total               $110   $110
                       ====   ====

Details underlying the balance sheet caption, "Investment Contract and Policyholder Funds," are as follows:

                                                     DECEMBER 31,
                                                   ---------------
                                                    2006     2005
                                                    -----    -----
                                                    (IN MILLIONS)
                                                   ---------------
Premium deposit funds                              $1,000   $1,027
Other policyholder funds                              960      926
Deferred front end loads                               27       20
Undistributed earnings on participating business        6        8
                                                   ------   ------
   Total                                           $1,993   $1,981
                                                   ======   ======

Property and Equipment, which is included in other assets on the balance sheet, includes accumulated depreciation of less than $1 million at both December 31, 2006 and 2005.

6. INSURANCE BENEFIT RESERVES

The Company issues variable contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder (traditional variable annuities). The Company also issues variable annuity and life contracts through separate accounts that include various types of GMDB, GMWB and GIB. The GMDB features include those where the Company contractually guarantees to the contract holder either (a) return of no less than total deposits made to the contract less any partial withdrawals, (b) total deposits made to the contract less any partial withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any partial withdrawals following the contract anniversary.

The following table provides information on the GMDB features outstanding at December 31, 2006 and 2005. (Note that the Company's variable contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.) The net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

                                                         2006    2005
                                                         ----    ----
                                                      IN EVENT OF DEATH
                                                    ---------------------
                                                    (DOLLARS IN MILLIONS)
                                                    ---------------------
RETURN OF NET DEPOSIT
   Account value                                        $1,217   $986
   Net amount at risk                                        1      1
   Average attained age of contractholders                  49     49
RETURN OF NET DEPOSITS PLUS A  MINIMUM RETURN(1)
   Average attained age of contractholders                  76     75
   Guaranteed minimum return                                 5%     5%
HIGHEST SPECIFIED ANNIVERSARY ACCOUNT VALUE MINUS
   WITHDRAWALS POST ANNIVERSARY
   Account value                                        $  864   $633
   Net amount at risk                                        2      3
   Average attained age of contractholders                  64     63

----------
(1) Account values and net amounts at risk were not significant for 2006 and 2005.

Approximately $718 million and $390 million of separate account values at December 31, 2006 and 2005 respectively, were attributable to variable annuities with a GMWB feature. This GMWB feature offers the contractholder a guarantee equal to the initial deposit adjusted for any subsequent purchase payments or withdrawals. There are one-year and five-year step-up options, which allow the contractholder to step up the guarantee. GMWB features are considered to be derivatives under SFAS No. 133 resulting in the related liabilities being recognized at fair value, with changes in fair value being reported in net income.

At December 31, 2006 and 2005, we had approximately $20 million and $4 million of separate account values that were attributable to variable annuities with a GIB feature. All of the outstanding contracts with a GIB feature are still in the accumulation phase.

Separate account balances attributable to variable annuity contracts with guarantees are as follows:

                                                             2006    2005
                                                             ----    ----
                                                            (IN MILLIONS)
                                                            -------------
Asset Type
Domestic equity                                             $  839   $546
International equity                                           148     86
Bonds                                                          190    136
                                                            ------   ----
   Total                                                     1,177    768
Money market                                                   148     97
                                                            ------   ----
   Total                                                    $1,325   $865
                                                            ======   ====
Percent of total variable annuity separate account values       81%    74%
                                                            ======   ====

The following table summarizes the liabilities for GMDB:

                              GMDB
                          2006   2005
                          ----   ----
                         (IN MILLIONS)
                         -------------
Balance at January 1       $--    $--
Changes in reserves          1     --
Benefits paid               --     --
                           ---    ---
Balance at December 31     $ 1    $--
                           ===    ===

7. EMPLOYEE BENEFIT PLANS

The Company's employees are included in LNC's various benefit plans that provide for pension and other post-retirement benefit plans, 401(k) and profit sharing plans, and deferred compensation plans.

PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

LNC maintains funded defined benefit pension plans for most of its U.S. employees including those of the Company. Effective January 1, 2002, the employees' pension plan was converted to a cash balance formula. Eligible employees retiring before 2012 will have their benefits calculated under both the old final average pay formula and the cash balance formula and will receive the greater of the two calculations. Employees retiring in 2012 or after will receive benefits under the cash balance formula. Benefits under the final average pay formula are based on total years of service and the highest 60 months of compensation during the last 10 years of employment. Under the cash balance formula, employees have guaranteed account balances that earn annual benefit credits and interest credits each year. Annual benefit credits are based on years of service and base salary plus bonus. All benefits accruing under the defined benefit plan for agents were frozen as of December 31, 1994. The plan is funded by contributions to a tax-exempt trust. LNC's funding policy is consistent with the funding requirements of Federal law and regulations. Contributions are intended to provide not only the benefits attributed to service to date, but also those expected to be earned in the future. Effective January 1, 2005, LNC amended the employees' pension plan to include 100% of eligible bonus amounts as compensation under the cash balance formula only.

LNC sponsors three types of unfunded, nonqualified, defined benefit plans for certain U.S. employees (including those of the Company): supplemental retirement plans, a salary continuation plan, and supplemental executive retirement plans. The supplemental retirement plan provides defined benefit pension benefits in excess of limits imposed by Federal tax law.

The salary continuation plan provides certain officers of the Company with a defined pension benefit based on years of service and final monthly salary upon death or retirement. This plan was frozen as of December 31, 2004.

LNC also sponsors unfunded plans that provide post-retirement medical, dental and life insurance benefits to full-time U.S. employees who, depending on the plan, have worked for the Company 10 years and attained age 55. Medical and dental benefits are also available to spouses and other dependents of employees. For medical and dental benefits, limited contributions are required from individuals who retired prior to November 1, 1988. Contributions for later retirees, which can be adjusted annually, are based on such items as years of service at retirement and age at retirement. Effective April 1, 2004, the employee's post-retirement plan was amended to provide that employees not attaining age 50 by that date are not eligible to receive life insurance benefits when they retire. Life insurance benefits for retirees are noncontributory for employees that attain the age of 50 by April 1, 2004 and meet the eligibility requirements at the time they retire; however, these participants can elect supplemental contributory life benefits up to age 70. Beginning January 1, 2002, the employees' post-retirement plan was amended to require employees not yet age 50 with five years of service by year end 2001 to pay the full medical and dental premium cost when they retire.

LNC uses December 31 as the measurement date for its pension and post-retirement plans.

401(k) AND PROFIT SHARING PLANS

LNC sponsors contributory defined contribution plans (401(k) plans) for eligible U.S. employees (including those of the Company.) The Company's contribution to the 401(k) plans is equal to 50% of each participant's pre-tax contribution, not to exceed 6% of base pay plus cash bonus, and is invested as directed by the participant. An additional discretionary contribution of up to 100% may be made with respect to a participant's pre-tax contribution (again up to 6% of base pay plus cash bonus). The amount of discretionary contribution varies according to whether LNC has met certain performance-based criteria as determined by the Compensation Committee of LNC's Board of Directors. The Company's expense for the 401 (k) plan were not significant in 2006, 2005 and 2004.

DEFERRED COMPENSATION PLANS

LNC sponsors deferred compensation plans for certain U.S. employees including those of the Company who meet the established plan criteria. Plan participants may elect to defer payment of a portion of their compensation, as defined by the plans. At this point, these plans are not funded. Plan participants may select from a menu of "phantom" investment options (identical to those offered under LNC's qualified savings plans) used as investment measures for calculating the investment return notionally credited to their deferrals. Under the terms of these plans, the Company agrees to pay out amounts based upon the aggregate performance of the investment measures selected by the participants. The Company makes matching contributions to these plans for its participants based upon amounts placed into the deferred compensation plans by individuals who have reached the contribution limit under the 401(k) plan. The amount of the Company's contribution is calculated in a manner similar to the employer match calculation described in the 401(k) plans section above. Expense for these plans were not significant in 2006, 2005, and 2004.

The Company's total liabilities associated with these plans were $1 million at December 31, 2006 and 2005.

8. STOCK-BASED INCENTIVE COMPENSATION PLANS

The Company's employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights, restricted stock awards, restricted stock units, and deferred stock units. LNC has a policy of issuing new shares to satisfy option exercises.

LNC issues share-based compensation awards under an authorized plan, subject to specific vesting conditions. Generally, compensation expense is recognized ratably over a three-year vesting period, but recognition may be accelerated upon the occurrence of certain events. For awards that specify an employee will vest upon retirement and an employee is eligible to retire before the end of the normal vesting period, the Company would record compensation expense over the period from the grant date to the date of retirement eligibility. On January 1, 2006, the Company adopted SFAS 123-R under the modified prospective method. Accordingly, prior period amounts have not been restated.

Under the modified prospective method, the fair value of all employee stock options vesting on or after the adoption date is generally included in the determination of net income as the options vest. The fair value of stock options granted has been estimated using the Black-Scholes option valuation model considering assumptions for dividend yield, expected volatility, risk-free interest rate and expected life of the option. The fair value of the option grants is amortized on a straight-line basis over the implicit service period of the employee, considering retirement eligibility. For those employees that will achieve retirement eligibility during the vesting period, the expense is recognized evenly up through the retirement eligibility date or immediately upon grant for participants already eligible for retirement.

Total pre-tax compensation expense for stock-based awards to employees of the Company was not significant for 2006, 2005 and 2004.

9. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES

STATUTORY INFORMATION AND RESTRICTIONS

Net income (loss) as determined in accordance with statutory accounting practices for the Company was $(22) million, $(12) million and $21 million for 2006, 2005 and 2004 respectively.

Statutory surplus for the Company was $230 million and $254 million at December 31, 2006 and 2005, respectively. The state of New York has adopted certain prescribed accounting practices that differ from those found in NAIC statutory accounting practices and effect the Company's reported statutory surplus. The Company utilizes a prescribed method for calculating annuity reserves, which decreased statutory surplus by $3 million and $2 million at December 31, 2006 and 2005, respectively. The Company also uses a permitted valuation interest rate on certain annuities, which decreased statutory surplus by less than $1 million at December 31, 2006 and 2005.

The Company is subject to certain insurance department restrictions as to the transfer of funds and payment of dividends to LNL. Dividends cannot be declared by state of New York life insurance companies without 30-day notice to the Superintendent, who may disapprove. Dividends on Company stock are paid as declared by its Board of Directors. No dividends were declared in 2006, 2005, or 2004.

MARKETING AND COMPLIANCE ISSUES

There continues to be a significant amount of federal and state regulatory activity in the industry relating to numerous issues including, but not limited to, market timing and late trading of mutual fund and variable insurance products and broker-dealer access arrangements. Like others in the industry, the Company has received inquiries including requests for information and/or subpoenas from various authorities including the SEC, the National Association of Securities Dealers ("NASD") and the New York Attorney General, as well as notices of potential proceedings from the SEC and NASD. The Company is in the process of responding to, and in some cases has settled or is in the process of settling, certain of those inquiries and potential proceedings. We continue to cooperate fully with such authorities.

Regulators also continue to focus on replacement and exchange issues. Under certain circumstances companies have been held responsible for replacing existing policies with policies that were less advantageous to the policyholder. The Company's management continues to monitor compliance procedures to minimize any potential liability. Due to the uncertainty surrounding all of these matters, it is not possible to provide a meaningful estimate of the range of potential outcomes; however it is management's opinion that future developments will not materially affect the Company's financial position.

INSURANCE CEDED AND ASSUMED

The Company cedes insurance to other insurance companies. The portion of risks exceeding the company's retention limit is reinsured with other insurers. The Company seeks reinsurance coverage within the businesses that sell life insurance to limit its liabilities. As of December 31, 2006, the Company's maximum retention was less than $1 million on a single insured. Portions of the Company's deferred annuity business have been reinsured on a Modco basis with other companies to limit the company's exposure to interest rate risks. At December 31, 2006, the ceded reserves associated with these reinsurance arrangements totaled $15 million. To cover products other than life insurance, the Company acquires other insurance coverages with retentions and limits that management believes are appropriate for the circumstances. The accompanying Financial Statements reflect premiums, benefits and deferred acquisition costs net of insurance ceded (see Note 5). The Company remains liable if their reinsurers are unable to meet contractual obligations under applicable reinsurance agreements.

As a result of indemnity reinsurance transactions entered into by the Company to purchase business from Aetna, Inc. and CIGNA Corporation insurance companies, the Company assumes insurance from these companies. Other amounts of insurance are assumed as a result of smaller purchases made by the Company.

VULNERABILITY FROM CONCENTRATIONS

At December 31, 2006, the Company did not have a material concentration of financial instruments in a single investee or industry. The Company's investments in mortgage loans principally involve commercial real estate. At December 31, 2006 29% of such mortgages, or $51 million, involved properties located in California, Illinois and Texas. Such investments consist of first mortgage liens on completed income-producing properties and the mortgage outstanding on any individual property does not exceed $4 million. Also at December 31, 2006, the Company did not have a material concentration of: 1) business transactions with a particular customer or lender; 2) sources of supply of labor or services used in the business or; 3) a market in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to the Company's financial position. Because the Company sells insurance products only in the state of New York, the Company does have a material concentration of its business in that state. This concentration could make the Company vulnerable to legislative or other risks that might significantly impact the ability to do business in the state of New York. The Company is not aware of any significant risks as a result of this geographic concentration.

OTHER CONTINGENCY MATTERS

The Company is involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting the financial position of the Company.

State guaranty funds assess insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. The Company has accrued for expected assessments net of estimated future premium tax deductions.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

As of December 31, 2006 and 2005 the Company's derivative instruments consisted principally of the reinsurance related embedded derivative attributable to Modco and CFW arrangements. See Notes 1 and 10 for additional information.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following discussion outlines the methodologies and assumptions used to determine the estimated fair value of the Company's financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of the Company's financial instruments.

FIXED MATURITY AND EQUITY SECURITIES -- AVAILABLE-FOR-SALE

Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments. The fair values for equity securities are based on quoted market prices.

MORTGAGE LOANS ON REAL ESTATE

The estimated fair value of mortgage loans on real estate is established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market price or; 3) the fair value of the collateral if the loan is collateral dependent.

POLICY LOANS

The estimated fair value of investments in policy loans is calculated on a composite discounted cash flow basis using Treasury interest rates consistent with the maturity durations assumed. These durations were based on historical experience.

DERIVATIVE INSTRUMENTS

Fair values for these contracts are based on current settlement values. These values are based on industry standard models that are commercially available for put options. These models project cash flows of the derivatives using current and implied future market conditions. The cash flows are then present-valued to arrive at the derivatives' current fair market values.

OTHER INVESTMENTS, CASH AND INVESTED CASH

The carrying value for assets classified as other investments, and cash and invested cash in the accompanying balance sheets approximates their fair value. Other investments include limited partnership investments which are accounted for using the equity method of accounting. Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

INVESTMENT TYPE INSURANCE CONTRACTS

The balance sheet captions, "Insurance Policy and Claims Reserves" and "Investment Contract and Policyholder Funds," include investment type insurance contracts (i.e., deposit contracts and certain guaranteed interest contracts). The fair values for the deposit contracts and certain guaranteed interest contracts are based on their approximate surrender values. The fair values for the remaining guaranteed interest and similar contracts are estimated using discounted cash flow calculations. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.

The remainder of the balance sheet captions, "Insurance Policy and Claims Reserves" and "Investment Contract and Policyholder Funds" that do not fit the definition of "investment type insurance contracts" are considered insurance contracts. Fair value disclosures are not required for these insurance contracts, nor has the Company determined the fair value of such contracts. It is the Company's position that not disclosing the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about the Company's shareholder's equity determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed.

INVESTMENT COMMITMENTS

Fair values for commitments to make investments in fixed maturity securities (primarily private placements) are based on the difference between the value of the committed investments as of the date of the accompanying balance sheets and the commitment date. These estimates take into account changes in interest rates, the counterparties' credit standing and the remaining terms of the commitments.

SEPARATE ACCOUNTS

Assets held in separate accounts are reported at fair value. The related liabilities are also reported at fair value in amounts equal to the separate account assets.

The carrying values and estimated fair values of the Company's financial instruments are as follows:

                                                                         2006                2005
                                                                 ------------------   ------------------
                                                                 CARRYING     FAIR    CARRYING     FAIR
                                                                   VALUE     VALUE      VALUE     VALUE
                                                                 --------   -------   --------   -------
                                                                                (IN MILLIONS)
                                                                 ---------------------------------------
Assets (liabilities):
Fixed maturities securities                                       $ 2,046   $ 2,046    $ 2,062   $ 2,062
Equity securities                                                       3         3          3         3
Mortgage loans on real estate                                         174       178        182       189
Policy loans                                                          153       164        148       158
Other investments                                                       3         3          4         4
Cash and invested cash                                                 35        35         16        16
Investment type insurance contracts:
   Deposit contracts and certain guaranteed interest contracts     (1,039)   (1,027)    (1,007)   (1,016)
   Remaining guaranteed interest and similar contracts                 --        --         --        --
Investment commitments                                                 --        --         --        --
Derivative instruments*                                                 2         2         --        --

----------
* Total derivative instruments for 2006 represent reinsurance related embedded derivatives of $2 million recorded as a contraliability in insurance policy and claim reserves on the Balance Sheets.

As of December 31, 2006 and 2005, the carrying value of the deposit contracts and certain guaranteed contracts is net of deferred acquisition costs of $17 million and $20 million, respectively, excluding adjustments for deferred acquisition costs applicable to changes in fair value of securities. The carrying values of these contracts are stated net of deferred acquisition costs so that they are comparable with the fair value basis.

11. SEGMENT INFORMATION

In the quarter ended June 30, 2006, LNC completed its merger with Jefferson-Pilot and changed its management organization. LNC also realigned its reporting segments to reflect the current manner by which its chief operating decision makers view and manage the business. All segment data for reporting periods have been adjusted to reflect the current segment reporting. As a result of these changes, we provide products and services in two operating businesses:
(1) Individual Markets and (2) Employer Markets, and report results through three business segments. The following is a brief description of these segments.

Individual Markets. The Individual Markets business provides its products through two segments, Individual Annuities and Individual Life Insurance. Various insurance and investment products are currently marketed to individuals and businesses in the State of New York. Through its Individual Annuities segment, Individual Markets provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities, and variable annuities. The Individual Life Insurance segment offers wealth protection and transfer opportunities through both single and survivorship versions of universal life, variable universal life, interest-sensitive whole life, term insurance, as well as a linked-benefit product, which is a universal life insurance policy linked with riders that provide for long-term care costs.

Employer Markets. The Employer Markets business provides its products through the Retirement Products segment. Various insurance and investment products are currently marketed to individuals and businesses in the State of New York. Through its Retirement Products segment, which consists of its Defined Contribution and Executive Benefits businesses, Employer Markets provides employer-sponsored variable and fixed annuities, mutual-fund based programs in the 401(k), 403(b), and 457 marketplaces and corporate/bank owned life insurance.

We also have "Other Operations," which includes the financial data for operations that are not directly related to the business segments as well as unallocated items (such as corporate investment income on assets not allocated to our business units, interest expense on short-term and long-term borrowings, and certain expenses, including restructuring and merger-related expenses).

Financial data by segment for 2004 through 2006 is as follows:

                                      2006   2005   2004
                                      ----   ----   ----
                                         (IN MILLIONS)
                                      ------------------
REVENUE:
Segment Operating Revenue:
   Individual Markets:
      Annuities                       $ 35   $ 22   $ 22
      Life Insurance                   147    121    134
                                      ----   ----   ----
      Total Individual Markets         182    143    156
                                      ----   ----   ----
   Employer Markets:
      Retirement Products               55     53     50
Other Operations                        11     22     12
Net realized investment results(1)      (3)    (3)    (5)
                                      ----   ----   ----
      Total                           $245   $215   $213
                                      ====   ====   ====
NET INCOME:
Segment Operating Income:
   Individual Markets:
      Annuities                       $ 10   $  4   $  2
      Life Insurance                    18     17     22
                                      ----   ----   ----
      Total Individual Markets          28     21     24
                                      ----   ----   ----
   Employer Markets:
      Retirement Products                3      2      2
Other Operations                         6      8      7
Net realized investment results(2)      (2)    (2)    (3)
                                      ----   ----   ----
Net Income                            $ 35   $ 29   $ 30
                                      ====   ====   ====

                          2006     2005
                         ------   ------
                          (IN MILLIONS)
                         ---------------
ASSETS:
   Annuities             $1,590   $1,141
   Life Insurance         1,762    1,627
   Retirement Products    1,284    1,209
   Other Operations          72      162
                         ------   ------
Total                    $4,708   $4,139
                         ======   ======

----------
(1) Includes realized losses on investments of $3 million, $4 million and $5 million for 2006, 2005 and 2004, respectively; and realized gains on derivative instruments of $1 million for 2005.

(2) Includes realized losses on investments of $2 million, $2 million and $3 million for 2006, 2005 and 2004, respectively.

12. SHAREHOLDER'S EQUITY

LNL owns all of the 20,000 authorized, issued and outstanding shares of $100 par value common stock of the Company.

Details underlying the balance sheet caption "Net Unrealized Gain on Securities Available-for-Sale," are as follows:

                                         2006     2005
                                        ------   ------
                                         (IN MILLIONS)
                                        ---------------
Fair value of securities
   available-for-sale                   $2,049   $2,065
Cost of securities available-for-sale    2,022    2,014
                                        ------   ------
Unrealized gain                             27       51
Adjustments to deferred
   acquisition costs                       (10)     (18)
Amounts required to satisfy
   policyholder commitments                 (1)      (3)
Deferred income taxes                       (6)     (12)
                                        ------   ------
   Net unrealized gain on securities
      available-for-sale                $   10   $   18
                                        ======   ======

Details underlying the change in net unrealized gain on securities available-for-sale, net of reclassification adjustment shown on the Statements of Shareholder's Equity are as follows:

                                           2006   2005   2004
                                           ----   ----   ----
                                              (IN MILLIONS)
                                           ------------------
Unrealized gains (losses) on securities
   available-for-sale arising during
   the year                                $(13)  $(30)   $ 1
Less: Reclassification adjustment for
   gains on disposals of prior year
   inventory included in net income(1)        1      1      2
Less: Federal income tax expense
   (benefit) on reclassification             (6)   (11)     1
                                           ----   ----    ---
Net change in unrealized gain (loss) on
   securities available-for-sale, net of
   reclassifications and federal income
   tax expense (benefit)                   $ (8)  $(20)   $(2)
                                           ====   ====    ===

----------
(1) The reclassification adjustment for gains (losses) does not include the impact of associated adjustments to deferred acquisition costs and amounts required to satisfy policyholder commitments.

Adjustments to deferred acquisition costs and amounts required to satisfy policyholder commitments are netted against the deferred acquisition costs asset line and included within the insurance policy and claim reserve line on the Balance Sheets, respectively.

13. RESTRUCTURING CHARGES

The following provides details on the Company's restructuring charges.

All restructuring charges recorded by the Company are included in underwriting, acquisition, insurance and other expenses within Other Operations on the Statements of Income in the years incurred.

2003 RESTRUCTURING PLAN

In January 2003, LNL realigned the operations in Hartford, Connecticut and Schaumburg, Illinois to enhance productivity, efficiency and scalability while positioning us for future growth. In February 2003, LNL announced plans to consolidate our fixed annuity operations in Schaumburg, Illinois into Fort Wayne, Indiana. In June 2003, LNL announced that it was combining its retirement and life insurance businesses into a single operating unit focused on providing wealth accumulation and protection, income distribution and wealth transfer products. In August 2003, LNL announced additional realignment activities. The total restructuring cost to the Company was less than $1 million in both 2005 and 2004. There were no restructuring charges in 2006. Additional amounts expended that do not qualify as restructuring charges were less than $1 million for 2004. There were no amounts expended that do not qualify as restructuring during 2006 and 2005. These plans were completed in 2006.

14. TRANSACTIONS WITH AFFILIATES

The Company's products are primarily distributed through affiliated organizations, LFA and LFD. The Company paid $5 million, $15 million and $13 million in 2006, 2005, and 2004, respectively to these organizations based on business produced by them.

Delaware Management Holdings Inc. ("DMH"), a wholly owned subsidiary of LNC, is responsible for the management of the Company's general account investments. The management of these investments is priced on an "at cost" basis. The Company paid fees of approximately $2 million to DMH for investment management services in 2006, 2005 and 2004, respectively.

The Company provides services to and receives services from affiliated companies plus it receives an allocation of corporate overhead from LNC, which resulted in net payments of $33 million, $28 million and $25 million in 2006, 2005 and 2004, respectively. The Company's related accounts payable to affiliates was $4 million and $1 million as of December 31, 2006 and 2005, respectively.

The Company cedes business to one affiliated company, LNL. During the fourth quarter of 2004, the Company entered into an additional arrangement with Lincoln National Reinsurance Company Limited relating to certain risks for certain universal life policies, which resulted from recent actuarial reserving guidelines. The caption insurance premiums, in the accompanying Statements of Income has been reduced by $3 million, $9 million and $7 million for premiums paid on these contracts in 2006, 2005, and 2004, respectively. The captions insurance policy and claim reserves and contractholder funds, in the accompanying balance sheets have been reduced by $9 million and $11 million related to reserve credits taken on these contracts as of December 31, 2006 and 2005, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Lincoln Life & Annuity Company of New York

We have audited the accompanying balance sheets of Lincoln Life & Annuity Company of New York ("Company") as of December 31, 2006 and 2005, and the related statements of income, shareholder's equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Life & Annuity Company of New York at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
March 19, 2007

AUDITED FINANCIAL STATEMENTS

Jefferson Pilot LifeAmerica Insurance Company
As of December 31, 2006 and 2005 and For the Periods April 3 Through
December 31, 2006 and January 1 Through April 2, 2006 and For the Years Ended December 31, 2005 and 2004

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                 JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY

                          AUDITED FINANCIAL STATEMENTS

      AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE PERIODS APRIL 3 THROUGH DECEMBER 31, 2006 AND JANUARY 1 THROUGH APRIL 2, 2006 AND FOR THE YEARS ENDED
                           DECEMBER 31, 2005 AND 2004

CONTENTS

Report of Independent Registered Public Accounting Firm                      F-1
Audited Financial Statements
   Balance Sheets as of December 31, 2006 and 2005                           F-2
Statements of Income for the periods April 3 through December 31, 2006, and January 1 through April 2, 2006 and the years ended December 31,
   2005 and 2004                                                             F-4
Statements of Stockholder's Equity for the periods April 3 through
   December 31, 2006 and January 1 through April 2, 2006 and for the years
   ended December 31, 2005 and 2004                                          F-5
Statements of Cash Flows for the periods April 3 through December 31, 2006 and January 1 through April 2, 2006 and for the years ended
   December 31, 2005 and 2004                                                F-6
Notes to Financial Statements                                                F-7

                   [THIS PAGE INTENTIONALLY LEFT BLANK]

         REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Jefferson Pilot LifeAmerica Insurance Company

We have audited the accompanying balance sheets of Jefferson Pilot LifeAmerica Insurance Company (a wholly owned subsidiary of Jefferson Pilot Financial Insurance Company) as of December 31, 2006 and 2005, and the related statements of income, stockholder's equity, and cash flows for each of the periods April 3 through December 31, 2006 and January 1 through April 2, 2006 and for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jefferson Pilot LifeAmerica Insurance Company at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the periods April 3 through December 31, 2006 and January 1 through April 2, 2006 and for the years ended December 31, 2005 and 2004 in conformity with U.S. generally accepted accounting principles.


/s/ Ernst & Young LLP

Greensboro, North Carolina
March 19, 2007

                 JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY
                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                                               DECEMBER 31,
                                                         -----------------------
                                                            2006         2005
                                                         ----------   ----------
ASSETS
Investments:
   Debt securities available-for-sale, at fair value
      (amortized cost  $1,239,939 and $1,112,279)        $1,247,554   $1,129,040
   Debt securities held-to-maturity, at amortized cost
      (fair value  $0 and $107,519)                              --      104,140
   Equity securities available-for-sale, at fair value
      (cost $1,798 and $1,144)                                1,812        1,570
   Mortgage loans on real estate                             77,081       84,644
   Policy loans                                              30,907       30,219
                                                         ----------   ----------
Total investments                                         1,357,354    1,349,613
Cash and cash equivalents                                     8,254        4,748
Accrued investment income                                    18,927       18,192
Due from reinsurers                                          11,293        9,734
Deferred policy acquisition costs                            25,760       53,262
Value of business acquired                                   62,552       11,187
Goodwill                                                     53,556       19,382
Other assets                                                  4,725        1,576
Assets held in separate accounts                             24,388       20,487
                                                         ----------   ----------
Total assets                                             $1,566,809   $1,488,181
                                                         ==========   ==========

See accompanying notes.

                                                              DECEMBER 31,
                                                        ------------------------
                                                           2006          2005
                                                        ----------   -----------
LIABILITIES
Policy liabilities:
   Future policy benefits                               $  157,544   $  130,812
   Policyholder contract deposits                        1,082,087    1,082,688
   Policy and contract claims                                5,773        2,915
   Other                                                    19,857       16,754
                                                        ----------   ----------
Total policy liabilities                                 1,265,261    1,233,169
Currently recoverable income taxes                          (4,599)      (4,130)
Deferred income tax liabilities                             20,836       13,580
Accounts payable, accruals and other liabilities             8,309        7,398
Liabilities related to separate accounts                    24,388       20,487
                                                        ----------   ----------
Total liabilities                                        1,314,195    1,270,504

Commitments and contingent liabilities (see Note 13)

STOCKHOLDER'S EQUITY
   Common stock, par value $20 per share, 132,000
      shares,  authorized,  issued and outstanding           2,640        2,640
   Paid in capital                                         230,447      178,399
   Retained earnings                                        15,849       27,449
   Accumulated other comprehensive income                    3,678        9,189
                                                        ----------   ----------
Total stockholder's equity                                 252,614      217,677
                                                        ----------   ----------
Total liabilities and stockholder's equity              $1,566,809   $1,488,181
                                                        ==========   ==========

See accompanying notes.

                 JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY
                              STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                          PERIOD FROM   PERIOD FROM
                                                            APRIL 3      JANUARY 1         YEAR ENDED
                                                            THROUGH       THROUGH         DECEMBER 31,
                                                          DECEMBER 31,    APRIL 2,    ------------------
                                                              2006          2006        2005       2004
                                                          -----------   -----------   --------   -------
REVENUE
Premiums and other considerations                           $18,120       $ 4,926     $ 10,088   $ 6,003
Universal life and investment product charges                17,462         5,468       22,239    16,720
Net investment income                                        57,063        18,736       78,380    79,168
Realized investment losses                                      (13)          (95)      (3,911)   (3,564)
                                                            -------       -------     --------   -------
Total revenues                                               92,632        29,035      106,796    98,327

BENEFITS AND EXPENSES
Insurance and annuity benefits                               48,271        17,530       63,771    65,260
Insurance commissions, net of deferrals                       1,956           685        1,192     1,596
General and administrative expenses, net of deferrals         7,837         2,116        7,958     5,736
Insurance taxes, licenses and fees                            2,414           885        2,187     2,579
Amortization of deferred acquisition costs and value of
   business acquired                                          7,469         2,307       10,580     4,025
Interest expense                                                  3            14           18         1
                                                            -------       -------     --------   -------
Total benefits and expenses                                  67,950        23,537       85,706    79,197
                                                            -------       -------     --------   -------
Income before income taxes                                   24,682         5,498       21,090    19,130
INCOME TAXES:
   Current                                                   (6,007)         (432)       4,712     1,774
   Deferred                                                  14,840         2,391        2,890     4,856
                                                            -------       -------     --------   -------
Total income taxes                                            8,833         1,959        7,602     6,630
                                                            -------       -------     --------   -------
Net income                                                  $15,849       $ 3,539     $ 13,488   $12,500
                                                            =======       =======     ========   =======

See accompanying notes.

                  JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY
                       STATEMENTS OF STOCKHOLDER'S EQUITY
                                 (IN THOUSANDS)

                                                                          ACCUMULATED
                                                                             OTHER           TOTAL
                                         COMMON    PAID IN    RETAINED   COMPREHENSIVE   STOCKHOLDER'S
                                         STOCK     CAPITAL    EARNINGS       INCOME         EQUITY
                                        -------   ---------   --------   -------------   -------------
BALANCE, JANUARY 1, 2004                $ 2,640   $ 178,399   $ 21,461      $ 27,536       $ 230,036
Net income                                   --          --     12,500            --          12,500
Unrealized loss on available-for-sale
   securities, net of taxes                  --          --         --        (1,205)         (1,205)
                                                                                           ---------
   Comprehensive income                      --          --         --            --          11,295
Dividends paid                               --          --    (15,000)           --         (15,000)
                                        -------   ---------   --------      --------       ---------
BALANCE, DECEMBER 31, 2004                2,640     178,399     18,961        26,331         226,331
                                        =======   =========   ========      ========       =========
Net income                                   --          --     13,488            --          13,488
Unrealized loss on available-for-sale
   securities, net of taxes                  --          --         --       (17,142)        (17,142)
                                                                                           ---------
   Comprehensive loss                        --          --         --            --          (3,654)
Dividends paid                               --          --     (5,000)           --          (5,000)
                                        -------   ---------   --------      --------       ---------
BALANCE, DECEMBER 31, 2005                2,640     178,399     27,449         9,189         217,677
                                        =======   =========   ========      ========       =========
Net income                                   --          --      3,539            --           3,539
Parent company capital contribution
   for stock option expense                  --         530         --            --             530
Unrealized loss on available-for-sale
   securities, net of taxes                  --          --         --       (10,314)        (10,314)
                                                                                           ---------
   Comprehensive loss                        --          --         --            --          (6,245)
                                        -------   ---------   --------      --------       ---------
BALANCE, APRIL 2, 2006                    2,640     178,929     30,988        (1,125)        211,432
                                        =======   =========   ========      ========       =========
Acquisition by Lincoln National
   Corporation:
Sale of stockholder's equity             (2,640)   (178,929)   (30,988)        1,125        (211,432)
Lincoln National Corporation
   purchase price                         2,640     230,447         --            --         233,087
                                        -------   ---------   --------      --------       ---------
BALANCE, APRIL 3, 2006                    2,640     230,447         --            --         233,087
                                        =======   =========   ========      ========       =========
Net income                                   --          --     15,849            --          15,849
Unrealized gain on available-for-sale
   securities, net of taxes                  --          --         --         3,678           3,678
                                                                                           ---------
   Comprehensive income                      --          --         --            --          19,527
                                        -------   ---------   --------      --------       ---------
BALANCE, DECEMBER 31, 2006              $ 2,640   $ 230,447   $ 15,849      $  3,678       $ 252,614
                                        =======   =========   ========      ========       =========

See accompanying notes.

                  JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                       PERIOD FROM    PERIOD FROM
                                                          APRIL 3      JANUARY 1          YEAR ENDED
                                                          THROUGH       THROUGH          DECEMBER 31,
                                                       DECEMBER 31,     APRIL 2,    ---------------------
                                                           2006           2006         2005        2004
                                                       ------------   -----------   ---------   ---------
OPERATING ACTIVITIES
Net income                                               $  15,849     $   3,539    $  13,488   $  12,500
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Change in policy liabilities other than deposits         10,587         2,431       (5,469)      3,272
   Credits to policyholder accounts, net                     4,825         3,911       24,733      30,097
   Deferral of policy acquisition costs and sales
      inducements, net of amortization                     (26,651)       (3,513)     (11,882)     (9,832)
   Change in receivables and asset accruals                 (2,557)         (872)       2,430         265
   Change in payables and expense accruals                  14,810         1,453        7,415      (5,073)
   Realized investment losses                                   13            95        3,911       3,564
   Depreciation and amortization (accretion)                (2,258)          588        2,359       1,473
   Amortization (accretion) and additions to
      value of business acquired, net                          639           284        2,262      (2,284)
   Stock compensation                                           --           530           --          --
   Other                                                     3,709           (52)          --         910
                                                         ---------     ---------    ---------   ---------
Net cash provided by operating activities                   18,966         8,394       39,247      34,892
                                                         ---------     ---------    ---------   ---------
INVESTING ACTIVITIES
Securities available-for-sale:
   Sales                                                    52,806        12,039      134,734      31,932
   Maturities, calls and redemptions                        96,135        15,895      117,009      92,976
   Purchases                                              (193,889)       (8,265)    (204,588)   (209,339)
Securities held-to-maturity:
   Sales                                                        --            35          226         298
   Maturities, calls and redemptions                            --         3,396       22,263      10,617
   Purchases                                                    --            --          (32)         --
Repayments of mortgage loans                                 5,915         1,028       82,275       6,420
Mortgage loans originated                                       --            --     (114,334)    (15,700)
Increase in policy loans, net                                 (299)         (389)      (1,189)     (1,477)
Other investing activities, net                                105          (150)          --          (1)
                                                         ---------     ---------    ---------   ---------
Net cash provided by (used in) investing activities        (39,227)       23,589       36,364     (84,274)
                                                         ---------     ---------    ---------   ---------
FINANCING ACTIVITIES

Policyholder contract deposits                             172,521        26,770      123,658     146,140
Withdrawals of policyholder contract deposits             (142,552)      (64,955)    (196,204)    (97,603)
Cash dividends paid                                             --            --       (5,000)    (15,000)
                                                         ---------     ---------    ---------   ---------
Net cash provided by (used in) financing activities         29,969       (38,185)     (77,546)     33,537
                                                         ---------     ---------    ---------   ---------
Net increase (decrease) in cash and cash equivalents         9,708        (6,202)      (1,935)    (15,845)
Cash and cash equivalents, beginning                        (1,454)        4,748        6,683      22,528
                                                         ---------     ---------    ---------   ---------
Cash and cash equivalents, ending                        $   8,254     $  (1,454)   $   4,748   $   6,683
                                                         =========     =========    =========   =========
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid                                            $       3     $      14    $      18   $       1
                                                         =========     =========    =========   =========

See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  JEFFERSON-PILOT LIFEAMERICA INSURANCE COMPANY
                          (DOLLAR AMOUNTS IN THOUSANDS)
                                DECEMBER 31, 2006

1. NATURE OF OPERATIONS

Jefferson-Pilot LifeAmerica Insurance Company (JP LifeAmerica or the Company), a wholly owned subsidiary of Jefferson Pilot Financial Insurance Company (the Parent), is domiciled in the state of New Jersey. Prior to April 3, 2006, the Parent was wholly owned by Jefferson-Pilot Corporation (Jefferson-Pilot). The Company is principally engaged in the sale of individual life insurance products, individual annuity products, and worksite and group non-medical products (primarily term life and disability) in the states of New York and New Jersey. These products are marketed primarily through personal producing general agents and brokers throughout the United States.

On April 3, 2006, Lincoln National Corporation (LNC or the Ultimate Parent) completed its merger with Jefferson-Pilot by acquiring 100% of the outstanding shares of Jefferson-Pilot in a transaction accounted for under the purchase method of accounting prescribed by Statement of Financial Accounting Standard
(SFAS) No. 141, Business Combinations (SFAS 141), and Jefferson Pilot Financial Insurance Company became wholly owned by LNC. The New York Insurance Department is reviewing for approval a request to merge the Lincoln Life and Annuity Company of New York (LLANY), with and into the Company and the Company into Lincoln National Life Insurance Company (LNL) on April 2, 2007, along with the resulting entity being redomiciled to New York. Both LLANY and LNL are subsidiaries of LNC.

SFAS 141 requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the merger date. As of April 3, 2006, the associated fair values of JP LifeAmerica were "pushed down" to the Company's financial statements in accordance with push down accounting rules. The Company is in the process of finalizing its internal studies of the fair value of the net assets acquired including investments, value of business acquired (VOBA), intangible assets, and certain liabilities. As such, the preliminary fair values in the table below are subject to adjustment as additional information is obtained, which may result in adjustments to goodwill, which the Company does not expect to be material.

The fair value of JP LifeAmerica's net assets assumed in the merger was $233,087. Goodwill of $53,556 resulted from the excess of purchase price over the fair value of JP LifeAmerica's net assets. The parent paid a premium over the fair value of JP LifeAmerica's net assets for a number of potential strategic and financial benefits that are expected to be realized as a result of the merger including, but not limited to, the following:

     - Greater size and scale with improved earnings diversification and strong financial flexibility;

     -    Broader, more balanced product portfolio;

     -    Larger distribution organization; and

     - Value creation opportunities through expense savings and revenue enhancements across business units.

                                                   PRELIMINARY     FAIR VALUE
                                                    FAIR VALUE   ADJUSTMENTS(1)
                                                   -----------   --------------
Investments                                        $ 1,306,793      $    753
Due from reinsurers                                      9,540            --
Deferred policy acquisition costs                           --       (59,599)
Value of business acquired                              65,012        53,512
Goodwill                                                53,556        34,174
Other assets                                            24,357         4,912
Assets held in separate accounts                        22,110            --
Policy liabilities                                  (1,219,879)      (18,553)
Income tax liabilities                                  (2,500)        6,456
Accounts payable, accruals and other liabilities        (3,792)           --
Liabilities related to separate accounts               (22,110)           --
                                                   -----------      --------
   Total net assets acquired                       $   233,087      $ 21,655
                                                   ===========      ========

(1) Premiums and discounts that resulted from recording the assets and liabilities at their respective fair values are being amortized and accreted using methods that approximate a constant effective yield over the expected life of the assets and liabilities.

The goodwill resulting from the merger was allocated to the following segments:

                       PRELIMINARY
                        FAIR VALUE
                       -----------
Individual Markets:
   Life Insurance        $44,454
   Annuities               9,102
                         -------
      Total Goodwill     $53,556
                         =======

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The Company also submits financial statements to insurance industry regulatory authorities. Those financial statements are prepared on the basis of statutory accounting principles (SAP) and are significantly different from financial statements prepared in accordance with GAAP. See Note 6.

ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets, asset valuation allowances, deferred policy acquisition costs, goodwill, value of business acquired, policy liabilities, unearned revenue and the potential effects of resolving litigated matters.

DEBT AND EQUITY SECURITIES

Debt and equity securities are classified as either securities held-to-maturity, which are stated at amortized cost and consist of securities the Company has the positive intent and ability to hold to maturity, or securities available-for-sale, which are stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs and value of business acquired. Fair value is based on quoted market prices from observable market data or estimated using an internal pricing matrix for privately placed securities when quoted market prices are not available. This matrix relies on management's judgment concerning: 1) the discount rate used in calculating expected future cash flows; 2) credit quality; 3) industry sector performance; and 4) expected maturity. Under certain circumstances, adjustments are made applying professional judgment based upon specific detailed information concerning the issuer. The cost of available-for-sale fixed maturity and equity securities is reduced to fair value with a corresponding charge to realized loss on investments for declines in value that are other-than-temporary.

Dividend and investment income are recognized when earned. Amortization of premiums and accrual of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are considered to be other-than-temporary are recognized in realized gains and losses. See Note 3 for further discussion of the Company's policies regarding identification of other-than-temporary impairments. Realized gains and losses on dispositions of securities are determined by the specific-identification method.

MORTGAGE AND POLICY LOANS

Mortgage loans on real estate are stated at the unpaid balances adjusted for amortization of premiums and discounts, and are net of estimated unrecoverable amounts. An allowance for unrecoverable amounts is provided when a mortgage loan becomes impaired. Changes in the allowance are reported as realized investment gains (losses) within the statements of income. Mortgage loans are considered impaired when it becomes probable the Company will be unable to collect the total amounts due, including principal and interest, according to contractual terms of the loan. Such an impairment is measured based upon the present value of expected cash flows discounted at the effective interest rate on both a loan-by-loan basis and by measuring aggregated loans with similar risk characteristics. Interest on mortgage loans is recorded until collection is deemed improbable. Policy loans are stated at their unpaid balances.

CASH AND CASH EQUIVALENTS

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

REINSURANCE BALANCES AND TRANSACTIONS

Reinsurance receivables include amounts related to paid benefits and estimated amounts related to unpaid policy and contract claims, future policy benefits and policyholder contract deposits. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies.

DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

Costs related to obtaining new and renewal business, including commissions and incentive compensation, certain costs of underwriting and issuing policies, and certain agency office expenses, all of which vary with and are primarily related to the production of new and renewal business, are deferred.

The Company's traditional individual and group insurance products are long-duration contracts. Deferred policy acquisition costs related to these products are amortized over the expected premium paying periods using the same assumptions for anticipated premium revenue that are used to compute liabilities for future policy benefits. For fixed universal life and annuity products, these costs are amortized at a constant rate based on the present value of the estimated future gross profits to be realized over the terms of the contracts. Estimates of future gross profits are determined based upon assumptions for mortality, interest spreads, lapse rates, and policy fees earned.

Value of business acquired represents the actuarially determined present value of anticipated profits to be realized from life insurance and annuity business acquired in business combinations, using the same assumptions used to value the related liabilities. Amortization of the value of business acquired occurs over the related contract periods, using current crediting rates to accrete interest and a constant amortization rate based on the present value of expected future profits for fixed universal life and annuity products.

Deferred policy acquisition costs and the value of business acquired for variable life products and annuity products are amortized incorporating the assumptions listed above for fixed products, except for interest spreads. In calculating the estimated gross profits for these products, the Company utilizes a long-term total net return on assets of 8.0%.

The carrying amounts of deferred policy acquisition costs and value of business acquired are adjusted for the effect of credit and non-credit related realized gains and losses and the effects of unrealized gains and losses on debt securities classified as available-for-sale.

At least annually, the assumptions used to estimate future gross profits in calculating the amortization of deferred policy acquisition costs are evaluated in relation to emerging experience. When actual experience varies from the assumptions, adjustments are made in the quarter in which the evaluation of the respective blocks of business is completed. The effects of changes in estimated future gross profits on unamortized deferred policy acquisition costs, referred to as unlockings, are reflected in amortization expense within the statements of income.

Deferred policy acquisition costs are periodically reviewed to determine that the unamortized portion does not exceed expected recoverable amounts. No significant impairments occurred during the three years ending December 31, 2006.

GOODWILL

Goodwill (purchase price in excess of net assets acquired in a business combination) carrying amounts are regularly reviewed for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause the Company to review carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts are written down using a combination of fair value and discounted cash flows. No impairments occurred during the three years ending December 31, 2006.

DEFERRED SALES INDUCEMENTS

The Company has policies in force containing two primary types of sales inducements: 1) day-one bonuses on fixed annuities, which are in the form of either an increased interest rate for a stated period or an additional premium credit; and 2) persistency-related interest crediting bonuses. These bonuses are accrued over the period in which the policy must remain in force for the policyholder to qualify for the inducement. Capitalized sales inducements are amortized using the same methodology and assumptions used to amortize deferred policy acquisition costs. The unamortized balance of the Company's deferred sales inducement asset is reported in other assets within the balance sheets.

SEPARATE ACCOUNTS

Separate account assets and liabilities represent variable annuity and variable universal life funds segregated for the benefit of certain policyholders who bear the investment risk of their account balances. The separate account assets and liabilities, which are equal, are recorded at fair value. Policyholder account deposits and withdrawals, investment income and realized investment gains and losses in the separate accounts are excluded from the amounts reported in the statements of income. Fees charged on separate account policyholder account balances are included in universal life and investment product charges in the statements of income. The amounts of minimum guarantees or other similar benefits related to these policies are negligible.

FUTURE POLICY BENEFITS AND OTHER POLICY LIABILITIES

Liabilities for future policy benefits on traditional life and disability insurance are computed by the net level premium valuation method based on assumptions about future investment yield, mortality, morbidity and persistency. Estimates about future circumstances are based principally on historical experience and provide for possible adverse deviations.

Liabilities related to no-lapse guarantees (secondary guarantees) on universal life-type products are included in other policy liabilities within the balance sheets. These liabilities are calculated by multiplying the benefit ratio (present value of total expected secondary guarantee benefits over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative profits recorded from purchase date for pre-merger issues and from contract inception for post merger issues through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest.

If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to deferred policy acquisition costs. The accounting for secondary guarantee benefits impacts, and is impacted by, estimated future gross profits used to calculate amortization of deferred policy acquisition costs, deferred sales inducements, and unearned revenue.

POLICYHOLDER CONTRACT DEPOSITS

Policyholder contract deposits consist of policy values that accrue to holders of universal life-type contracts and annuities other than portions carried in the separate account, discussed above. The liability is determined using the retrospective deposit method and is presented before deduction of potential surrender charges.

POLICY AND CONTRACT CLAIMS

The liability for policy and contract claims consists of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported, which are based on historical experience, adjusted for trends and circumstances. Management believes that the recorded liability is sufficient to provide for claims and the associated claims adjustment expenses incurred through the balance sheet date.

RECOGNITION OF REVENUE

Premiums on traditional life insurance products are reported as revenue when received unless received in advance of the due date. Premiums on traditional accident and health, disability income and dental insurance are reported as earned over the contract period. A reserve is provided for the portion of premiums written that relates to unexpired coverage terms.

Revenue from universal life-type and annuity products includes charges for the cost of insurance, initiation and administration of the policy and surrender of the policy. Revenue from these charges is recognized in the year assessed to the policyholder, except that any portion of an assessment that relates to services to be provided in future years is deferred as unearned revenue and is recognized as income over the period during which services are provided based upon estimates of future gross profits. The net amounts deferred and amounts recognized is reflected in universal life and investment product charges in the statements of income. The effects of changes in estimates of future gross profits, referred to as unlockings, on unearned revenue are reflected in the statements of income within universal life and investment product charges in the period such revisions occur.

RECOGNITION OF BENEFITS AND EXPENSES

Benefits and expenses, other than deferred policy acquisition costs, related to traditional life, accident and health, disability income and dental insurance products are recognized when incurred in a manner designed to match them with related premiums and spread income recognition over expected policy lives (see preceding discussion of policy liabilities). For universal life-type and annuity products, benefits include interest credited to policyholders' accounts, which is recognized as it accrues.

STOCK BASED COMPENSATION

The Company is included in LNC's consolidated incentive compensation plans. The Company expenses its portion of the fair value of stock awards included in LNC's incentive compensation plans. On the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase to paid-in capital in shareholder's equity.

INCOME TAXES

On April 3, 2006, Jefferson-Pilot, the Company's ultimate parent at the time, merged with and into a wholly owned acquisition subsidiary of LNC, a holding company with control over other insurance subsidiaries. As a result, LNC became the ultimate parent after completion of the merger. Prior to this merger, the Company's federal income tax return was consolidated with all companies, which were 80% or more owned by Jefferson-Pilot. Effective as of the merger date, the Company's federal income tax return is no longer consolidated with the other members of the holding company group. Instead the Company will file a separate federal income tax return consolidated with the Parent, of which the Company is a wholly owned insurance company subsidiary. Pursuant to an intercompany tax sharing agreement with the Parent, the Company provides for income taxes on a separate company basis. The tax sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax return. Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required to reduce the deferred tax asset to an amount that the Company expects, more likely than not, will be realized.

NEW ACCOUNTING PRONOUNCEMENTS

THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value and does not eliminate disclosure requirements included in other accounting standards. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. Retrospective application of SFAS 159 is not permitted unless early adoption is elected. At the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first re-measurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the potential effects of SFAS 159 on its financial condition and results of operations.

CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS

In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 provides guidance for evaluating the effects of prior year uncorrected errors when quantifying misstatements in the current year financial statements. Under SAB 108, the impact of correcting misstatements occurring in the current period and those that have accumulated over prior periods must both be considered when quantifying the impact of misstatements in current period financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and may be adopted by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings. The Company adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on the Company's financial statements.

FAIR VALUE MEASUREMENTS

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, "Fair Value Measurements" (SFAS 157), which establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability. Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity's own credit risk. SFAS 157 establishes a three-level fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority is given to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs in situations where there is little or no market activity for the asset or liability. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007. Retrospective application is required for certain financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the effects of SFAS 157 on its financial condition and results of operations.

ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In July 2006, the FASB issued FASB Interpretation No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES - AN INTERPRETATION OF FASB STATEMENT NO. 109 (FIN
48). FIN 48 establishes criteria that an individual tax position must meet for any part of the benefit of the tax position to be recognized in the financial statements. These criteria include determining whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority. If the tax position meets the more-likely-than-not threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect adjustment upon the initial adoption of FIN 48 will be recorded as an adjustment to retained earnings with no impact on net income. The Company will adopt the provisions of FIN 48 on March 31, 2007 effective January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on the Company's financial condition or results of operations.

ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140" (SFAS
155), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133; (b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (d) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument.

In December 2006, the FASB issued Derivative Implementation Group Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" (DIG B40). Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if: (a) the right to accelerate the settlement of the securitized interest cannot be controlled by the investor and (b) the securitized interest itself does not contain an embedded derivative for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. Any other terms in the securitized financial asset that may affect cash flow in a manner similar to a derivative instrument would be subject to the requirements of paragraph 13(b) of SFAS 133. The guidance in DIG B40 is to be applied upon the adoption of SFAS 155.

The Company will adopt the provisions SFAS 155 and DIG B40 on January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Prior period restatement is not permitted. The adoption of SFAS 155 is not expected to have a material impact on the Company's financial condition or results of operations.

SHARE-BASED PAYMENT

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123(R)), which is a revision of SFAS 123, "Accounting for Stock-based Compensation" (SFAS 123). SFAS 123(R) requires recognition, at fair value, of all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123 under SFAS 123(R), the fair value of share-based payments are recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award.

Effective January 1, 2006, the Company adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results from prior periods have not been restated. The effect of adopting SFAS 123(R) did not have a material effect on the Company's net income.

Prior to January 1, 2006, the Company accounted for stock incentive awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and accordingly, recognized no compensation expense for stock option awards to employees when the option price was not less than the market value of the stock at the date of award.

See Note 15 for more information regarding stock-based compensation plans.

THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", (FSP 115-1). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of Emerging Issues Task Force No. 03-1 - "The Meaning of Other Than Temporary Impairments and Its Application to Certain Investments", references existing guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value". FSP 115-1 was effective for reporting periods beginning after December 15, 2005, on a prospective basis. The Company's existing policy for recognizing other-than-temporary impairments is consistent with the guidelines in FSP 115-1, and includes the recognition of other than temporary impairments of securities resulting from credit related issues as well as declines in fair value related to rising interest rates, where the Company does not have the intent to hold the securities until either maturity or recovery. The Company adopted FSP 115-1 effective January 1, 2006. The adoption of FSP 115-1 did not have a material effect on the Company's financial condition or results of operations. See Note 3 for discussion of investment impairments and related disclosures.

ACCOUNTING BY INSURANCE ENTERPRISES FOR DEFERRED ACQUISITION COSTS IN CONNECTION WITH MODIFICATIONS OR EXCHANGES OF INSURANCE CONTRACTS

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position
(SOP) 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" (SOP 05-1). SOP 05-1 addresses the accounting for Deferred Acquisition Costs (DAC) on internal replacements other than those described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or (c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

The Company will adopt this new accounting guidance effective January 1, 2007. The adoption of this new guidance impacts the Company's assumptions for lapsation used in the amortization of DAC and Value of Business Acquired
(VOBA). The Company estimates that its adoption will result in an immaterial adjustment to DAC and VOBA balances upon adoption and an immaterial increase to amortization in 2007. The Company's estimates are based upon its interpretation of SOP 05-1 and the proposed implementation guidance. The Company continues to analyze the impact on DAC and VOBA amortization and is currently evaluating the effect of a Technical Practice Aide (TPA) issued in February 2007. As a result, the actual impact of the adoption of SOP 05-1 may differ significantly from the Company's preliminary estimates as the issuance of new implementation guidance and evolving industry practice may affect its interpretation and implementation.

3. INVESTMENTS

SUMMARY COST AND FAIR VALUE INFORMATION

Aggregate cost or amortized cost, aggregate fair value and gross unrealized gains and losses of debt and equity securities are as follows:

                                                                       DECEMBER 31, 2006
                                                       -------------------------------------------------
                                                         COST OR       GROSS        GROSS
                                                        AMORTIZED   UNREALIZED   UNREALIZED
                                                          COST         GAINS      (LOSSES)    FAIR VALUE
                                                       ----------   ----------   ----------   ----------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
U.S. Treasury obligations and direct obligations of
   U.S. Government agencies                            $    9,009     $   23       $   (41)   $    8,991
Federal agency issued mortgage-backed securities
   (including collateralized mortgage obligations)         94,586        402          (108)       94,880
Obligations of states and political subdivisions            5,640         30                       5,670
Corporate obligations                                   1,058,673      8,195        (1,399)    1,065,469
Corporate private-labeled mortgage-backed securities
   (including collateralized mortgage obligations)         66,041        574           (60)       66,555
Affiliate bonds                                             5,990         --            (1)        5,989
                                                       ----------     ------       -------    ----------
Subtotal, debt securities                               1,239,939      9,224        (1,609)    1,247,554
Equity securities                                           1,798         14            --         1,812
                                                       ----------     ------       -------    ----------
Securities available-for-sale                          $1,241,737     $9,238       $(1,609)   $1,249,366
                                                       ==========     ======       =======    ==========

                                                                       DECEMBER 31, 2005
                                                       -------------------------------------------------
                                                         COST OR       GROSS        GROSS
                                                        AMORTIZED   UNREALIZED   UNREALIZED
                                                          COST         GAINS      (LOSSES)    FAIR VALUE
                                                       ----------   ----------   ----------   ----------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
U.S. Treasury obligations and direct obligations of
   U.S. government agencies                            $    9,371     $   334     $    (11)   $    9,694
Federal agency issued mortgage- backed securities
   (including collateralized mortgage obligations)         56,334         738         (999)       56,073
Obligations of states and political subdivisions           11,616         505         (227)       11,894
Corporate obligations                                     939,700      26,656      (10,675)      955,681
Corporate private-labeled mortgage-backed securities
   (including collateralized mortgage obligations)         94,207         867         (301)       94,773
Redeemable preferred stocks                                 1,051          --         (126)          925
                                                       ----------     -------     --------    ----------
Subtotal, debt securities                               1,112,279      29,100      (12,339)    1,129,040
Equity securities                                           1,144         426           --         1,570
                                                       ----------     -------     --------    ----------
Securities available-for-sale                          $1,113,423     $29,526     $(12,339)   $1,130,610
                                                       ==========     =======     ========    ==========
HELD-TO-MATURITY, CARRIED AT AMORTIZED COST
Corporate obligations                                  $  104,140     $ 4,219     $   (840)   $  107,519
                                                       ==========     =======     ========    ==========

Affiliated bonds consist of securities issued by LNC. See further discussion in
Note 11.

CONTRACTUAL MATURITIES

Aggregate amortized cost and aggregate fair value of debt securities at December 31, 2006, according to contractual maturity date, are as indicated below. Contractual maturity dates were utilized for all securities except for mortgage-backed securities which are based upon estimated maturity dates. Actual future maturities may differ from the contractual maturities shown because the issuers of certain debt securities have the right to call or prepay the amounts due the Company, with or without penalty.

                                            AVAILABLE-FOR-SALE
                                         -----------------------
                                          AMORTIZED
                                             COST     FAIR VALUE
                                         ----------   ----------
Due in one year or less                  $   60,024   $   60,021
Due after one year through five years       543,368      545,676
Due after five years through ten years      320,915      323,518
Due after ten years                         155,005      156,904
Amounts not due at a single maturity        160,627      161,435
                                         ----------   ----------
                                         $1,239,939   $1,247,554
                                         ==========   ==========

SECURITIES LENDING

In its securities lending program, the Company generally receives cash collateral in an amount that is in excess of the market value of the securities loaned. Market values of securities loaned and collateral are monitored daily, and additional collateral is obtained as necessary. The market value of securities loaned and collateral received amounted to $0 and $0 at December 31, 2006 and $3,346 and $3,348 at December 31, 2005.

CHANGES IN NET UNREALIZED GAINS ON AVAILABLE-FOR-SALE SECURITIES

Changes in amounts affecting net unrealized gains on securities available-for-sale included in other comprehensive income, reduced by deferred income taxes, are as follows:

                                                               NET UNREALIZED GAINS (LOSSES)
                                                            ----------------------------------
                                                               DEBT        EQUITY
                                                            SECURITIES   SECURITIES     TOTAL
                                                            ----------   ----------   --------
Net unrealized gains on securities available-for-sale
   as of December 31, 2003                                   $ 27,230      $ 306      $ 27,536
Change during year ended December 31, 2004:
   Increase (decrease) in stated amount of securities         (10,242)       117       (10,125)
   Increase in value of business acquired and
      deferred policy acquisition costs                         8,270         --         8,270
   Decrease (increase) in deferred income tax liabilities         691        (41)          650
                                                             --------      -----      --------
Increase (decrease) in net unrealized gains included
   in other comprehensive income                               (1,281)        76        (1,205)
                                                             --------      -----      --------
Net unrealized gains on securities
   available-for-sale as of December 31, 2004                  25,949        382        26,331
Change during year ended December 31, 2005:
   Decrease in stated amount of securities                    (32,893)      (165)      (33,058)
   Increase in value of business acquired and deferred
      policy acquisition costs                                  6,687         --         6,687
   Decrease in deferred income tax liabilities                  9,172         57         9,229
                                                             --------      -----      --------
Decrease in net unrealized gains included in other
   comprehensive income                                       (17,034)      (108)      (17,142)
                                                             --------      -----      --------
Net unrealized gains on securities
   available-for-sale as of December 31, 2005                   8,915        274         9,189
Change during period January 1 through April 2, 2006:
   (Decrease) increase in stated amount of securities         (19,481)       228       (19,253)
   Increase in value of business acquired and
      deferred policy acquisition costs                         3,385         --         3,385
   Decrease (increase) in deferred income tax liabilities       5,633        (79)        5,554
                                                             --------      -----      --------
(Decrease) increase in net unrealized gains included
   in other comprehensive Income                              (10,463)       149       (10,314)
                                                             --------      -----      --------
Net unrealized gains (losses) on securities
   available-for-sale as of April 2, 2006                      (1,548)       423        (1,125)
                                                             --------      -----      --------
Net unrealized gains (losses) on securities
   available-for sale as of April 2, 2006                      (1,548)       423        (1,125)
Sale of stockholder's equity                                    1,548       (423)        1,125
                                                             --------      -----      --------
Net unrealized gains on securities
   available-for-sale as of April 3, 2006                          --         --            --
Change during period April 3 through December 31, 2006:
   Increase in stated amount of securities                      7,614         14         7,628
   Decrease in value of business acquired and
      deferred policy acquisition costs                        (1,971)        --        (1,971)
   Increase in deferred income tax liabilities                 (1,974)        (5)       (1,979)
                                                             --------      -----      --------
Increase in net unrealized gains included
   in other comprehensive income                                3,669          9         3,678
                                                             --------      -----      --------
Net unrealized gains on securities
   available-for-sale as of December 31, 2006                $  3,669      $   9      $  3,678
                                                             ========      =====      ========

NET INVESTMENT INCOME

The details of investment income, net of investment expenses, follow:

                                          PERIOD FROM   PERIOD FROM
                                            APRIL 3      JANUARY 1        YEAR ENDED
                                            THROUGH       THROUGH        DECEMBER 31,
                                         DECEMBER 31,     APRIL 2,    -----------------
                                             2006           2006        2005      2004
                                         ------------   -----------   -------   -------
Interest on debt securities                $52,195        $17,208     $72,622   $74,321
Investment income on equity securities         100             20         219       259
Interest on mortgage loans                   3,739          1,227       4,185     3,043
Interest on policy loans                     1,706            400       2,052     2,195
Other investment income                        349             71          19        99
                                           -------        -------     -------   -------
Gross investment income                     58,089         18,926      79,097    79,917
Investment expenses                         (1,026)          (190)       (717)     (749)
                                           -------        -------     -------   -------
Net investment income                      $57,063        $18,736     $78,380   $79,168
                                           =======        =======     =======   =======

Investment expenses include salaries and other allocated costs of investment management and administration.

REALIZED GAINS AND LOSSES

The details of realized investment gains (losses), including other-than-temporary impairments, follow:

                                               PERIOD FROM   PERIOD FROM
                                                 APRIL 3      JANUARY 1        YEAR ENDED
                                                 THROUGH       THROUGH        DECEMBER 31,
                                              DECEMBER 31,     APRIL 2,    -----------------
                                                  2006           2006        2005      2004
                                              ------------   -----------   -------   -------
Debt securities                                   $(106)        $(138)     $(4,063)  $(3,647)
Other                                               148            20          (20)      (64)
Amortization of deferred policy acquisition
   costs and value of business acquired             (55)           23          172       147
                                                  -----         -----      -------   -------
Realized investment losses                        $ (13)        $ (95)     $(3,911)  $(3,564)
                                                  =====         =====      =======   =======

See Note 4 for a discussion of amortization of deferred policy acquisition costs, value of business acquired and deferred sales inducements.

Information about total gross realized gains and losses on securities, including other-than-temporary impairments, follows:

                                               PERIOD FROM   PERIOD FROM
                                                 APRIL 3      JANUARY 1        YEAR ENDED
                                                 THROUGH       THROUGH        DECEMBER 31,
                                              DECEMBER 31,     APRIL 2,    -----------------
                                                  2006           2006        2005      2004
                                              ------------   -----------   -------   -------
Gross realized:
   Gains                                          $ 481         $  16      $ 1,306   $ 1,080
   Losses                                          (587)         (154)      (5,369)   (4,727)
                                                  -----         -----      -------   -------
Realized losses on total debt securities          $(106)        $(138)     $(4,063)  $(3,647)
                                                  =====         =====      =======   =======

Information about gross realized gains and losses on available-for-sale securities, including other-than-temporary impairments, follows:

                                                    PERIOD FROM   PERIOD FROM
                                                      APRIL 3      JANUARY 1        YEAR ENDED
                                                      THROUGH       THROUGH        DECEMBER 31,
                                                   DECEMBER 31,     APRIL 2,    -----------------
                                                       2006           2006        2005      2004
                                                   ------------   -----------   -------   -------
Gross realized:
   Gains                                               $ 481         $   7      $ 1,225   $   537
   Losses                                               (587)         (145)      (5,317)   (4,670)
                                                       -----         -----      -------   -------
Realized losses on available-for-sale securities       $(106)        $(138)     $(4,092)  $(4,133)
                                                       =====         =====      =======   =======

INVESTMENT CONCENTRATION, RISK, AND IMPAIRMENT

Investments in debt and equity securities include 328 issuers, with only one corporate issuer representing more than one percent of debt and equity securities. Debt securities considered less than investment grade approximated 3% of the total debt securities portfolio as of December 31, 2006 and 2005.

The Company's commercial mortgage loan portfolio is comprised of conventional real estate mortgages collateralized primarily by industrial (61%), retail (24%), office (11%), apartment (4%) and other properties (0%). Mortgage loan underwriting standards emphasize the credit status of a prospective borrower, quality of the underlying collateral and loan-to-value relationships. Approximately 28% of stated mortgage loan balances as of December 31, 2006, are for properties located in East North Central states, approximately 20% are for properties located in Mountain states, approximately 18% are for properties located in South Atlantic states, approximately 11% are for properties located in East South Central states, and approximately 11% are for properties located in West South Central states. No other geographic region represents as much as 10% of December 31, 2006 mortgage loans.

At December 31, 2006 and 2005, the recorded investment in mortgage loans that are considered to be potentially impaired was $0 and $2,238. There were no delinquent loans outstanding as of December 31, 2006 and 2005. The related allowance for credit losses on all mortgage loans was $0 and $420 at December 31, 2006, and 2005. The average recorded investment in impaired loans was $0 from April 3 through December 31, 2006, $2,225 from January 1 through April 2, 2006, and $2,263 and $1,144 during the years ended December 31, 2005 and 2004, on which interest income of $0 from April 3 through December 31, 2006, $57 from January 1 through April 2, 2006, and $191 and $194 during the years ended December 31, 2005 and 2004, was recognized.

During 2005 and 2004, the Company sold certain securities that had been classified as held-to-maturity, due to significant declines in credit worthiness. The net amortized cost of securities sold was $226 and $298 for 2005 and 2004, which resulted in no realized gains or losses.

The Company monitors its portfolio closely to ensure that all other-than-temporary impairments are identified and recognized in earnings as they occur. The tables below summarize unrealized losses on all securities held by both asset class and length of time that a security has been in unrealized loss position:

                                                                         DECEMBER 31, 2006
                                             ---------------------------------------------------------------------
                                               LESS THAN 12 MONTHS     12 MONTHS OR LONGER           TOTAL
                                             -----------------------   -------------------   ---------------------
                                                             GROSS                GROSS                    GROSS
                                                          UNREALIZED    FAIR   UNREALIZED     FAIR      UNREALIZED
                                             FAIR VALUE     LOSSES     VALUE     LOSSES       VALUE       LOSSES
                                             ----------   ----------   -----   ----------    --------   ----------
U.S. Treasury obligations & direct
   obligations of U.S. government agencies    $  6,481      $   (41)    $--       $--        $  6,481     $   (41)
Federal agency mortgage-backed securities
   (including collateralized
   mortgage obligations)                        25,646         (108)     --        --          25,646        (108)
Corporate obligations                          246,575       (1,399)     --        --         246,575      (1,399)
Corporate private-labeled mortgage-backed
   securities (including collateralized
   mortgage obligations)                        17,369          (60)     --        --          17,369         (60)
Affiliate bonds                                  5,989           (1)     --        --           5,989          (1)
                                              --------      -------     ---       ---        --------     -------
Total temporarily impaired securities         $302,060      $(1,609)    $--       $--        $302,060     $(1,609)
                                              ========      =======     ===       ===        ========     =======

                                                                        DECEMBER 31, 2005
                                             -----------------------------------------------------------------------
                                               LESS THAN 12 MONTHS      12 MONTHS OR LONGER             TOTAL
                                             -----------------------   ---------------------   ---------------------
                                                             GROSS                   GROSS                   GROSS
                                                          UNREALIZED      FAIR    UNREALIZED     FAIR     UNREALIZED
                                             FAIR VALUE     LOSSES       VALUE      LOSSES       VALUE      LOSSES
                                             ----------   ----------   --------   ----------   --------   ----------
U.S. Treasury obligations & direct
   obligations of U.S. government agencies    $    816      $   (11)   $     --    $    --     $    816    $    (11)
Federal agency mortgage-backed securities
   (including collateralized
   mortgage obligations)                        35,598         (999)         --         --       35,598        (999)
Obligations of state and
   political subdivisions                        6,388         (227)         --         --        6,388        (227)
Corporate obligations                          350,427       (7,072)    137,089     (4,443)     487,516     (11,515)
Corporate private-labeled
   mortgage-backed securities (including
   collateralized mortgage obligations)         22,262         (301)         --         --       22,262        (301)
Redeemable preferred stock                         925         (126)         --         --          925        (126)
                                              --------      -------    --------    -------     --------    --------
Total temporarily impaired securities         $416,416      $(8,736)   $137,089    $(4,443)    $553,505    $(13,179)
                                              ========      =======    ========    =======     ========    ========

Several bonds were written down as other-than-temporarily impaired for a realized loss of $294, $3,204 and $2,901 in 2006, 2005 and 2004, primarily due to interest related risk in 2005 and a general weakness in the airline industry during 2004.

One statistic to which the Company pays particular attention to with respect to debt securities is the fair value to amortized cost ratio. Securities with a fair value to amortized cost ratio in the 90%-99% range are typically securities that have been impacted by increases in market interest rates or sector spreads. Securities in the 80%-89% range are typically securities that have been impacted by increased market yields, specific credit concerns or both. These securities are monitored to ensure that the impairment is not other-than-temporary. Securities with a fair value to amortized cost ratio less than 80% are considered to be "potentially distressed securities," and are subjected to rigorous review. The following factors are considered: the length of time a security's fair value has been below amortized cost, industry factors or conditions related to a geographic area that are negatively affecting the security, downgrades by rating agencies, the valuation of assets specifically pledged to support the credit, the overall financial condition of the issuer, past due interest or principal payments, and the Company's intent and ability to hold the security for a sufficient time to allow for a recovery in value.

The table below summarizes the securities with unrealized losses in the Company's debt security portfolio as of December 31, 2006:

            AMORTIZED     FAIR     UNREALIZED
               COST       VALUE      LOSSES     PERCENTAGE
            ---------   --------   ----------   ----------
90% - 99%    $303,669   $302,060     $(1,609)      100%
             --------   --------     -------       ---
             $303,669   $302,060     $(1,609)      100%
             ========   ========     =======       ===

As of December 31, 2006, the Company held no securities that were "potentially distressed".

4. DEFERRED POLICY ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED AND DEFERRED SALES INDUCEMENT ASSET

DEFERRED POLICY ACQUISITION COSTS

The following table rolls forward the Company's deferred policy acquisition costs asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006, and the years ended December 31, 2005 and 2004:

                                                       PERIOD FROM   PERIOD FROM
                                                         APRIL 3      JANUARY 1        YEAR ENDED
                                                         THROUGH       THROUGH        DECEMBER 31,
                                                      DECEMBER 31,     APRIL 2,    -----------------
                                                          2006           2006        2005      2004
                                                      ------------   -----------   -------   -------
Beginning balance                                       $ 59,599       $53,262     $36,594   $23,087
Purchase accounting fair value adjustment                (59,599)           --          --        --
Cumulative effect of change in accounting principle           --            --          --      (919)
Group coinsurance assumed                                     --            --          --        69
Deferral:
   Commissions                                            18,605         3,505      14,933    12,828
   Other                                                   9,023         2,044       4,610     2,988
                                                        --------       -------     -------   -------
                                                          27,628         5,549      19,543    15,816
Amortization                                              (1,663)       (2,023)     (8,318)   (6,309)
Adjustment related to realized losses
   (gains) on debt securities                                132            21         102        64
Adjustment related to unrealized losses
   (gains) on securities available-for-sale                 (337)        2,790       5,341     4,786
                                                        --------       -------     -------   -------
Ending balance                                          $ 25,760       $59,599     $53,262   $36,594
                                                        ========       =======     =======   =======

See Note 9 for discussion of group coinsurance transaction.

4. DEFERRED POLICY ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED AND DEFERRED SALES INDUCEMENT ASSET--CONTINUED

VALUE OF BUSINESS ACQUIRED

The following table rolls forward the Company's value of business acquired asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006, and the years ended December 31, 2005 and 2004:

                                                     PERIOD FROM   PERIOD FROM
                                                       APRIL 3      JANUARY 1        YEAR ENDED
                                                       THROUGH       THROUGH        DECEMBER 31,
                                                    DECEMBER 31,     APRIL 2,    -----------------
                                                        2006           2006        2005      2004
                                                    ------------   -----------   -------   -------
Beginning balance                                     $11,500        $11,187     $12,033   $ 6,182
Purchase accounting fair value adjustment              53,512             --          --        --
Deferral of commissions and accretion of interest       5,167             --          --        --
Amortization                                           (5,806)          (284)     (2,262)    2,284
Adjustment related to realized losses
   (gains) on debt securities                            (187)             2          70        83
Adjustment related to unrealized losses
   (gains) on securities available-for-sale            (1,634)           595       1,346     3,484
                                                      -------        -------     -------   -------
Ending balance                                        $62,552        $11,500     $11,187   $12,033
                                                      =======        =======     =======   =======

Expected approximate amortization percentages of the value of business acquired over the next five years are as follows:

2007   8.8%
2008   7.0%
2009   5.6%
2010   7.7%
2011   7.5%

DEFERRED SALES INDUCEMENT ASSET

The deferred sales inducement asset is included within other assets in the balance sheets. The following table rolls forward the Company's deferred sales inducement asset for the periods April 3 through December 31, 2006, January 1 through April 2, 2006, and the years ended December 31, 2005 and 2004:

                                             PERIOD FROM   PERIOD FROM
                                               APRIL 3      JANUARY 1       YEAR ENDED
                                               THROUGH       THROUGH       DECEMBER 31,
                                            DECEMBER 31,     APRIL 2,    ---------------
                                                2006           2006       2005     2004
                                            ------------   -----------   ------   ------
Beginning balance                             $ 1,890         $1,903     $1,246   $   --
Purchase accounting fair value adjustment      (1,890)            --         --       --
Cumulative effect of adoption                      --             --         --      916
Additional amounts deferred                       693            100        912      469
Amortization                                       (7)          (113)      (255)    (139)
                                              -------         ------     ------   ------
Ending balance                                $   686         $1,890     $1,903   $1,246
                                              =======         ======     ======   ======

5. POLICY LIABILITIES INFORMATION

INTEREST RATE ASSUMPTIONS

The liability for future policy benefits associated with ordinary life insurance policies has been determined using initial interest rate assumptions ranging from 5.5% to 7.8% and, when applicable, uniform grading over 10 years to ultimate rate of 6.5%. Interest rate assumptions for weekly premium, monthly debit and term life insurance products generally fall within the same ranges as those pertaining to ordinary life insurance policies.

Credited interest rates for universal life-type products ranged from 3.0% to 6.7% in 2006, 2005, and 2004. The average credited interest rates for universal life-type products were 4.5% in 2006, 4.7% in 2005 and 4.2% in 2004. For annuity products, credited interest rates generally ranged from 3.0% to 7.4% in 2006, 3.0% to 6.4% in 2005 and 3.0% to 7.4% in 2004. The average credited interest rate for annuity products was 4.2% for 2006, 3.9% for 2005, and 4.6% in 2004.

MORTALITY AND WITHDRAWAL ASSUMPTIONS

Assumed mortality rates are generally based on experience multiples applied to select and ultimate tables commonly used in the industry. Withdrawal assumptions for individual life insurance policies are based on historical company experience and vary by issue age, type of coverage and policy duration.

ACCIDENT AND HEALTH AND DISABILITY INSURANCE LIABILITIES ACTIVITY

Activity in the liabilities for accident and health and disability benefits, including reserves for future policy benefits and unpaid claims and claim adjustment expenses was as follows:

                                              PERIOD FROM   PERIOD FROM
                                                APRIL 3      JANUARY 1         YEAR ENDED
                                                THROUGH       THROUGH         DECEMBER 31,
                                             DECEMBER 31,     APRIL 2,    -------------------
                                                 2006           2006        2005       2004
                                             ------------   -----------   --------   --------
Beginning Balance                              $ 22,973       $ 24,282    $ 22,893   $ 21,320
Less reinsurance recoverables                     4,764          5,082       5,330      5,105
                                               --------       --------    --------   --------
Net balance as of beginning of period            18,209         19,200      17,563     16,215
                                               --------       --------    --------   --------
Reinsurance transaction (See Note 9)                 --             --          --        494
Amount incurred:
   Current year                                   6,782            459       4,950      4,520
   Prior year                                      (814)          (550)       (575)    (1,575)
                                               --------       --------    --------   --------
                                                  5,968            (91)      4,375      2,945
                                               --------       --------    --------   --------
Less amount paid:
   Current year                                   2,484            212       1,957      1,326
   Prior year                                       919            688         781        765
                                               --------       --------    --------   --------
                                                  3,403            900       2,738      2,091
                                               --------       --------    --------   --------
Net balance as of end of period                  20,774         18,209      19,200     17,563
Plus reinsurance recoverables                     4,560          4,764       5,082      5,330
                                               --------       --------    --------   --------
Balance as of end of period                    $ 25,334       $ 22,973    $ 24,282   $ 22,893
                                               ========       ========    ========   ========
Balance as of end of period included with:
   Total future policy benefits                $157,544       $156,495    $130,812   $131,575
   Less: Other future policy benefits           132,842        134,206     107,165    109,277
                                               --------       --------    --------   --------
       A&H future benefits                       24,702         22,289      23,647     22,298
                                               --------       --------    --------   --------
   Total policy and contract claims               5,773          3,749       2,915      7,657
   Less: Other policy and contract claims         5,141          3,065       2,280      7,062
                                               --------       --------    --------   --------
       A&H policy and contract claims               632            684         635        595
                                               --------       --------    --------   --------
       Total A&H reserves                      $ 25,334       $ 22,973    $ 24,282   $ 22,893
                                               ========       ========    ========   ========

The Company uses estimates for determining its liability for accident and health and disability benefits, which are based on historical claim payment patterns and attempt to provide for the inherent variability in claim patterns and severity. Higher than anticipated claims resulted in adjustments related to a medical block of business that is in run out mode.

SOP 03-1 POLICY LIABILITIES

At December 31, 2006 and 2005, the amount of SOP 03-1 policy liabilities included within other policy liabilities on the balance sheets was $2,634 and $1,137.

6. STATUTORY FINANCIAL INFORMATION

The Company prepares financial statements on the basis of SAP prescribed or permitted by the New Jersey Department of Insurance. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. The Company does not utilize any permitted practices in the preparation of the statutory financial statements.

The principal differences between SAP and GAAP are 1) policy acquisition costs are expensed as incurred under SAP, but are deferred and amortized under GAAP,
2) the value of business acquired is not capitalized under SAP, but is under GAAP, 3) amounts collected from holders of universal life-type and annuity products are recognized as premiums when collected under SAP, but are initially recorded as contract deposits under GAAP, with cost of insurance recognized as revenue when assessed and other contract charges recognized over the periods for which services are provided, 4) the classification and carrying amounts of investments in certain securities are different, 5) the criteria for providing asset valuation allowances, and the methodologies used to determine the amounts thereof, 6) the timing of establishing certain reserves, and the methodologies used to determine the amounts thereof, and 7) certain assets are not admitted for purposes of determining surplus under SAP.

Reported capital and surplus on a statutory basis at December 31, 2006 and 2005 was $68,826 and $100,586. Reported statutory net income (loss) for the years ended December 31, 2006, 2005, and 2004 was $(26,363), $(1,311) and $(4,676).

Risk-Based Capital (RBC) requirements promulgated by the NAIC require life insurers to maintain minimum capitalization levels that are determined based on formulas incorporating credit risk, insurance risk, interest rate risk and general business risk. As of December 31, 2006, the life insurance subsidiaries' adjusted capital and surplus exceeded their authorized control level RBC.

Some states require life insurers to maintain a certain value of securities on deposit with the state in order to conduct business in that state. The Company had securities totaling $6,516 on deposit with various states in 2006 and $6,859 in 2005.

The New Jersey statutes require the Company to maintain minimum capital of $1,530 and minimum unassigned surplus of $6,120. Additionally, the New Jersey statutes limit the amount of dividends that the Company may pay annually without first obtaining regulatory approval. Payments of dividends to the stockholder generally are restricted to the greater of 10% of policyholders' surplus of the previous year or the previous year's net income. Depending on the timing of payments, approximately $6,619 in dividends can be paid in 2007 without prior approval of the New Jersey Commissioner of Banking and Insurance.

7. FEDERAL INCOME TAXES

The Federal income tax expense (benefit) is as follows:

                     PERIOD FROM   PERIOD FROM
                       APRIL 3      JANUARY 1       YEAR ENDED
                       THROUGH       THROUGH       DECEMBER 31,
                    DECEMBER 31,     APRIL 2,    ---------------
                        2006           2006       2005     2004
                    ------------   -----------   ------   ------
Current               $(6,007)        $ (432)    $4,712   $1,774
Deferred               14,840          2,391      2,890    4,856
                      -------         ------     ------   ------
Total tax expense     $ 8,833         $1,959     $7,602   $6,630
                      =======         ======     ======   ======

The effective tax rate on pre-tax income (loss) from continuing operations is higher than the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                        PERIOD FROM   PERIOD FROM
                                          APRIL 3      JANUARY 1
                                          THROUGH       THROUGH       DECEMBER 31,
                                       DECEMBER 31,     APRIL 2,    ---------------
                                           2006           2006       2005     2004
                                       ------------   -----------   ------   ------
Tax rate of 35% times pre-tax income      $8,640         $1,924     $7,381   $6,695
Effect of:
   Tax-preferred investment income            (7)            (6)       (36)     (73)
   Return to provision adjustment            110             37        239       --
   Other items                                90              4         18        8
                                          ------         ------     ------   ------
      Provision for income taxes          $8,833         $1,959     $7,602   $6,630
                                          ======         ======     ======   ======
      Effective tax rate                    35.8%          35.6%      36.0%    34.7%
                                          ======         ======     ======   ======

The Federal income tax liability is as follows:

                                         YEAR ENDED
                                        DECEMBER 31,
                                     -----------------
                                       2006      2005
                                     -------   -------
Current                              $(4,599)  $(4,130)
Deferred                              20,836    13,580
                                     -------   -------
Total federal income tax liability   $16,237   $ 9,450
                                     =======   =======

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                           DECEMBER 31,
                                                       -------------------
                                                         2006       2005
                                                       --------   --------
Deferred income tax assets:
   Insurance and investment contract liabilities       $  4,845   $  6,248
   Obligation for postretirement benefits                   125         --
   Capital loss carryforward                                813        314
   Deferred gain recognition for income tax purposes        399        399
   Property, plant, and equipment                           482        526
   Deferral of policy acquisition costs                      73         --
   Other deferred tax assets                                238        543
                                                       --------   --------
Total deferred tax assets                                 6,975      8,030
Deferred income tax liabilities:
   Deferral of policy acquisition costs                      --    (11,987)
   Present value in force                               (24,628)    (4,591)
   Net unrealized gains on securities                    (2,670)    (4,948)
   Investments                                              (76)       (76)
   Other deferred tax liabilities                          (437)        (8)
                                                       --------   --------
Total deferred tax liabilities                          (27,811)   (21,610)
                                                       --------   --------
Net deferred income tax liabilities                    $(20,836)  $(13,580)
                                                       ========   ========

The Company and its affiliates are part of a consolidated Federal income tax filing with the Parent. Cash paid (received) for income taxes in 2006, 2005, and 2004 was ($5.7) million, $5.0 million, and $5.2 million, respectively.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2006 and 2005, the Company concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2006 and 2005.

The Parent consolidated return group is subject to annual examinations from the Internal Revenue Service ("IRS"). The IRS has examined tax years 2000-2003, with assessments resulting in a payment that was not material to the results of operations. Jefferson-Pilot and its affiliates are currently under examination by the IRS for years 2004 and 2005. The Company does not anticipate that any adjustments which might result from such audits would be material to its results of operations or financial condition.

8. RETIREMENT BENEFIT PLANS

PENSION PLANS

The Company's employees participate in the Ultimate Parent's tax-qualified and non-qualified defined benefit pension plans, which provide benefits based on years of service and final average earnings. The tax-qualified plan is funded through group annuity contracts with Jefferson-Pilot Life Insurance Company, an affiliate. The assets of the tax-qualified plan are those of the related contracts, and are primarily held in the separate accounts of Jefferson-Pilot Life Insurance Company. The funding policy is to contribute annually no more than the maximum amount deductible for federal income tax purposes. The plans are administered by the Ultimate Parent. Pension expense for all years presented was not significant.

OTHER POSTRETIREMENT BENEFITS

The Company's employees participate in the Ultimate Parent's contributory health care and life insurance benefit plans for eligible retired employees, qualifying retired agents and certain surviving spouses. The Company contributes to a welfare benefit trust from which future benefits will be paid. The Company accrues the cost of providing postretirement benefits other than pensions during the employees' active service period. Plan expense for all years presented was not significant.

In accordance with FSP 106-2, the Company remeasured its plan assets and Accumulated Postretirement Benefit Obligation (APBO) as of July 1, 2004 to account for the subsidy and other effects of the Act, which resulted in an immaterial reduction in postretirement benefit cost. The reduction in the APBO for the subsidy related to past service was insignificant.

DEFINED CONTRIBUTION PLANS

The Company participates in the Ultimate Parent's defined contribution retirement plan covering most employees and full time agents. The Company matches a portion of participant contributions and makes profit sharing contributions to a fund that acquires and holds shares of the Parent's common stock. Most plan assets are invested under a group variable annuity contract issued by Jefferson-Pilot Life Insurance Company. Plan expense for all years presented was not significant.

9. REINSURANCE

The Company attempts to reduce exposure to significant individual claims by reinsuring portions of certain individual life insurance policies and annuity contracts written. The Company reinsures the portion of an individual life insurance risk in excess of its retention limits, which ranges from $400 to $2,100 for various individual life and annuity products. The Company also attempts to reduce exposure to losses that may result from unfavorable events or circumstances by reinsuring certain levels and types of accident and health insurance risks underwritten.

Reinsurance contracts do not relieve an insurer from its primary obligation to policyholders. Therefore, the failure of a reinsurer to discharge its reinsurance obligations could result in a loss to the Company. The Company regularly evaluates the financial condition of its reinsurers and monitors concentrations of credit risk related to reinsurance activities. No significant credit losses resulted from the Company's reinsurance activities for the periods April 3 through December 31, 2006, January 1 through April 2, 2006 and for the years ended December 31, 2005 and 2004.

The Company generally assumes portions of the life and accident and health risks underwritten by certain other insurers on a limited basis. In March 2004, the Parent (including the Company) acquired (via a reinsurance transaction) substantially all of the in-force U.S. group life, disability and dental business of the Canada Life Assurance Company (Canada Life), an indirect subsidiary of the Great-West Lifeco Inc. Upon closing, Canada Life ceded, and the Company assumed, approximately $1,127 of policy liabilities. The Company also assumed assets to back these liabilities in the amount of $206, including $69 of deferred policy acquisition costs. These deferred policy acquisition costs represent the premium-paying period of the blocks of policies acquired and are amortized over 15 years. The revenues and benefits and expenses associated with these blocks are presented in the Company's statements of income in a manner consistent with the Company's accounting policies. Most of the business assumed has subsequently been rewritten to the Company's own policy forms such that the Company is now the direct writer of this business.

The effects of reinsurance on premiums and other considerations, universal life and investment product charges, and total benefits were as follows:

                                             PERIOD FROM   PERIOD FROM
                                               APRIL 3      JANUARY 1        YEAR ENDED
                                               THROUGH       THROUGH        DECEMBER 31,
                                            DECEMBER 31,     APRIL 2,    -----------------
                                                2006           2006        2005      2004
                                            ------------   -----------   -------   -------
Premiums and other considerations direct       $19,376       $ 5,249     $11,488   $ 6,645
Premiums and other considerations assumed            9             2          18       180
Less premiums and other
   considerations ceded                          1,265           325       1,418       822
                                               -------       -------     -------   -------
Net premiums and other considerations          $18,120       $ 4,926     $10,088   $ 6,003
                                               =======       =======     =======   =======
Universal life and investment product
   charges, direct and assumed                 $21,962       $ 6,242     $24,796   $18,261
Less universal life and investment
   product charges ceded                         4,500           774       2,557     1,541
Net universal life and investment              -------       -------     -------   -------
   product charges                             $17,462       $ 5,468     $22,239   $16,720
                                               =======       =======     =======   =======
Benefits direct                                $51,475       $17,580     $63,138   $65,761
Benefits assumed                                   (94)          136        (147)      519
Less reinsurance recoveries                      3,110           186        (780)    1,020
                                               -------       -------     -------   -------
Net benefits                                   $48,271       $17,530     $63,771   $65,260
                                               =======       =======     =======   =======

The negative benefits assumed amount in 2005 was a result of lapsation within the Canada Life block.

10. OTHER COMPREHENSIVE INCOME

The components of other comprehensive income, along with related tax effects were as follows:

                                                                                  UNREALIZED
                                                                                   GAINS ON
                                                                                 AVAILABLE-FOR
                                                                               -SALE SECURITIES
                                                                               ----------------
BALANCE AT JANUARY 1, 2004                                                         $ 27,536
Unrealized holding losses arising during period, net of $2,095 tax benefit           (3,891)
Less: reclassification adjustment
   Losses realized in net income, net of $1,447 tax benefit                          (2,686)
                                                                                   --------
BALANCE AT DECEMBER 31, 2004                                                         26,331
Unrealized holding losses arising during period, net of $10,661 tax benefit         (19,802)
Less: reclassification adjustment
   Losses realized in net income, net of $1,432 tax benefit                          (2,660)
                                                                                   --------
BALANCE AT DECEMBER 31, 2005                                                          9,189
Unrealized holding losses arising during period, net of $5,602 tax benefit          (10,404)
Less: reclassification adjustment
   Losses realized in net income, net of $48 tax benefit                                (90)
                                                                                   --------
BALANCE AT APRIL 2, 2006                                                             (1,125)
Acquisition by Lincoln National Corporation:
   Purchase accounting elimination of accumulated other comprehensive income          1,125
                                                                                   --------
BALANCE AT APRIL 3, 2006                                                                 --
Unrealized holding gains arising during period, net of $2,018 tax expense             3,609
Less: reclassification adjustment
   Losses realized in net income, net of $37 tax benefit                                (69)
                                                                                   --------
BALANCE AT DECEMBER 31, 2006                                                       $  3,678
                                                                                   ========

11. TRANSACTIONS WITH AFFILIATED COMPANIES

The Company has entered into service agreements with Jefferson-Pilot Life Insurance Company and certain of its affiliates for personnel and facilities usage, general management services, and investment management services. The Company expensed, prior to deferrals, $17,107 from April 3 through December 31, 2006, $3,756 from January 1 through April 2, 2006, and $12,870 and $8,937 during the years ended December 31, 2005 and 2004, for general management and investment services provided by Jefferson-Pilot Life Insurance Company. At December 31, 2006 and 2005, the Company had $5,418 and $1,760 payable to Jefferson-Pilot Life Insurance Company related to these service contracts. These balances are included in other assets on the balance sheets.

The Company owns no securities of the Parent or any affiliate of the Parent other than the following, reflected at the carrying amounts in the balance sheets as of December 31:

                                                  2006    2005
                                                 ------   ----
Lincoln National Corporation Senior Promissory
   Notes due 2007, interest rate of 5.25%        $5,990    $--

The Company recognized interest income totaling $267 from April 3 through December 31, 2006 and $0 from January 1 through April 2, 2006, related to the preceding assets.

12. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value and fair value of financial instruments, as of December 31 were as follows:

                                                  2006                     2005
                                       -----------------------   -----------------------
                                        CARRYING       FAIR       CARRYING       FAIR
                                          VALUE        VALUE        VALUE        VALUE
                                       ----------   ----------   ----------   ----------
FINANCIAL ASSETS
Debt securities available-for-sale     $1,247,554   $1,247,554   $1,129,040   $1,129,040
Debt securities held-to-maturity               --           --      104,140      107,519
Equity securities available-for-sale        1,812        1,812        1,570        1,570
Mortgage loans on real estate              77,081       78,151       84,644       85,530
Policy loans                               30,907       35,406       30,219       34,530
FINANCIAL LIABILITIES
Annuity contract liabilities
   in accumulation phase                  742,110      717,887      780,800      756,508

The fair values of cash, cash equivalents, balances due on account from agents, reinsurers and others, and accounts payable approximate their carrying amounts in the balance sheet due to their short-term maturity or availability. Assets and liabilities related to separate accounts are reported at fair value in the balance sheet.

The fair values of debt, equity securities and derivative financial instruments have been determined from nationally quoted market prices and by using values supplied by independent pricing services and discounted cash flow techniques.

The fair value of the mortgage loan portfolio has been estimated by discounting expected future cash flows using the interest rate currently offered for similar loans.

The fair value of policy loans outstanding for traditional life products has been estimated using a current risk-free interest rate applied to expect future loan repayments projected based on historical repayment patterns. The fair values of policy loans on universal life-type and annuity products approximate carrying values due to the variable interest rates charged on those loans.

Annuity contracts do not generally have defined maturities. Therefore, fair values of the liabilities under annuity contracts, the carrying amounts of which are included with policyholder contract deposits in the balance sheet, are estimated to equal the cash surrender values of the contracts.

13. COMMITMENTS AND CONTINGENT LIABILITIES

The Company routinely enters into commitments to extend credit in the form of mortgage loans and to purchase certain debt instruments for its investment portfolio in private placement transactions. At December 31, 2006, there was $2,100 of outstanding commitments to acquire debt securities in private placement transactions.

In the normal course of business, the Company is party to various lawsuits. Because of the considerable uncertainties that exist, the Company cannot predict the outcome of pending or future litigation. However, management believes that the resolution of pending legal proceedings will not have a material adverse effect on the Company's financial position or liquidity, although it could have a material adverse effect on the results of operations for a specific period.

14. SEGMENT INFORMATION

The Company's reporting segments reflect the current manner by which its chief operating decision makers view and manage the business. All segment data for reporting periods have been adjusted to reflect the current segment reporting. The Company provides products and services in two operating businesses, Individual Markets and Employer Markets, and report results through four business segments. The following is a brief description of these segments.

INDIVIDUAL MARKETS. The Individual Markets business provides its products through two segments, Individual Annuities and Individual Life Insurance. Through its Individual Annuities segment, Individual Markets provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities and variable annuities. The Individual Life Insurance segment offers wealth protection and transfer opportunities through both single and survivorship versions of universal life, variable universal life, interest-sensitive whole life, term insurance, as well as a linked-benefit product, which is a universal life insurance policy linked with riders that provide for long-term care costs.

EMPLOYER MARKETS. The Employer Markets business provides its products through Group Protection, formerly referred to as Benefit Partners. The Group Protection segment offers group non-medical insurance products, principally term life, disability and dental, to the employer marketplace through various forms of contributory and noncontributory plans. Most of the Company's group contracts are sold to employers with fewer than 500 employees.

The Company also has "Other Operations," which includes the financial data for operations that are not directly related to the business segments, unallocated items (such as corporate investment income on assets not allocated to the Company's business units, interest expense on short-term and long-term borrowings, and certain expenses, including restructuring and merger-related expenses).

Segment operating revenue and income (loss) from operations are internal measures used by the Company's management and Board of Directors to evaluate and assess the results of its segments. Operating revenue is GAAP revenue excluding realized gains and losses on investments. Income (loss) from operations is GAAP net income excluding net realized investment gains and losses. The Company's management and Board of Directors believe that operating revenue and income
(loss) from operations explain the results of its ongoing businesses in a manner that allows for a better understanding of the underlying trends in the Company's current businesses because net realized investment gains and losses are unpredictable and not necessarily indicative of current operating fundamentals or future performance of the business segments, and in many instances, decisions regarding these items do not necessarily relate to the operations of the individual segments.

Operating revenue and income (loss) from operations do not replace revenues and net income as the GAAP measure of the Company's results of operations.

The following tables show financial data by segment:

                                           PERIOD FROM   PERIOD FROM
                                             APRIL 3      JANUARY 1        YEAR ENDED
                                             THROUGH       THROUGH        DECEMBER 31,
                                          DECEMBER 31,     APRIL 2,    ------------------
                                              2006           2006        2005       2004
                                          ------------   -----------   --------   -------
REVENUE:
Segment Operating Revenue:
   Individual Markets:
      Individual Annuities                   $36,435       $12,162     $ 52,583   $54,555
      Life Insurance                          40,404        12,466       48,497    42,028
                                             -------       -------     --------   -------
         Individual Markets Total             76,839        24,628      101,080    96,583
                                             -------       -------     --------   -------
   Employer Markets:
      Group Protection                        14,534         3,644        5,896       978
                                             -------       -------     --------   -------
         Employer Markets Total               14,534         3,644        5,896       978
                                             -------       -------     --------   -------
Other Operations                               1,272           858        3,731     4,330
Net realized gain (loss) on investments          (13)          (95)      (3,911)   (3,564)
                                             -------       -------     --------   -------
   Total                                     $92,632       $29,035     $106,796   $98,327
                                             =======       =======     ========   =======
NET INCOME:
Segment Operating Income:
   Individual Markets:
      Individual Annuities                   $ 5,965       $ 1,276     $  4,113   $ 4,907
      Life Insurance                           7,110         1,629        9,933     7,222
                                             -------       -------     --------   -------
         Individual Markets Total             13,075         2,905       14,046    12,129
                                             -------       -------     --------   -------
   Employer Markets:
      Group Protection                         2,319            72           46         8
Other Operations                                 464           624        1,938     2,680
Net realized gain (loss) on investments           (9)          (62)      (2,542)   (2,317)
                                             -------       -------     --------   -------
NET INCOME                                   $15,849       $ 3,539     $ 13,488   $12,500
                                             =======       =======     ========   =======

                                December 31,
                          -----------------------
                             2006         2005
                          ----------   ----------
ASSETS:
Individual Markets:
   Individual Annuities   $  921,549   $  920,496
   Life Insurance            621,322      490,519
Employer Markets:
   Group Protection           25,683        8,409
Other Operations              (1,745)      68,757
                          ----------   ----------
   Total                  $1,566,809   $1,488,181
                          ==========   ==========

15. STOCK-BASED COMPENSATION

The Company's employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights ("SARs"), restricted stock awards, restricted stock units ("performance shares"), and deferred stock units. LNC has a policy of issuing new shares to satisfy option exercises.

LNC issues share-based compensation awards under an authorized plan, subject to specific vesting conditions. Generally, compensation expense is recognized ratably over a three-year vesting period, but recognition may be accelerated upon the occurrence of certain events. For awards that specify an employee will vest upon retirement and an employee is eligible to retire before the end of the normal vesting period, the Company would record compensation expense over the period from the grant date to the date of retirement eligibility. On January 1, 2006, the Company adopted SFAS 123-R under the modified prospective method. Accordingly, prior period amounts have not been restated.

Under the modified prospective method, the fair value of all employee stock options vesting on or after the adoption date is generally included in the determination of net income as the options vest. The fair value of stock options granted has been estimated using the Black Scholes option valuation model considering assumptions for dividend yield, expected volatility, risk-free interest rate and expected life of the option. The fair value of the option grants is amortized on a straight-line basis over the implicit service period of the employee, considering retirement eligibility. For those employees that will achieve retirement eligibility during the vesting period, the expense is recognized evenly up through the retirement eligibility date or immediately upon grant for participants already eligible for retirement. Total stock-based compensation expense allocated to the Company for the periods April 3 through December 31, 2006 and January 1 through April 2, 2006 were $285 and $495 related to the various LNC stock incentive plans. The compensation cost is included in the general and administrative expenses, net of deferrals, line item on the Company's statements of income.

Excluding the option grants made in February 2006, outstanding options to acquire Jefferson-Pilot common stock that existed immediately prior to the date of the merger remain subject to the same terms and conditions that existed, except that each of these stock options is now exercisable for LNC common stock. Grants of Jefferson-Pilot stock options in February 2006 will generally continue to vest in one-third annual increments. All employee and director stock options outstanding as of December 31, 2005 vested and became exercisable upon closing the merger resulting in an expense of $37 on April 2, 2006.

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
            (FORMERLY JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY)

                        SUPPLEMENTAL FINANCIAL STATEMENTS
                                DECEMBER 31, 2006

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
(FORMERLY JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY)

SUPPLEMENTAL BALANCE SHEETS

                                                                      DECEMBER 31,   DECEMBER 31,
                                                                          2006           2005
                                                                      ------------   ------------
                                                                             (IN MILLIONS)
                                                                      ---------------------------
ASSETS
Investments:
   Securities available-for sale, at fair value:
      Fixed Maturity (cost: 2006 -- $3,259, 2005 -- $1,112)              $3,294         $1,129
      Equity (cost: 2006 -- $5, 2005 -- $1)                                   5              2
   Securities held-to-maturity, at amortized cost
      (fair value: 2006-$0, 2005-$107)                                       --            104
   Mortgage loans on real estate                                            251             85
   Policy loans                                                             184             30
   Other investments                                                          3             --
                                                                         ------         ------
      Total Investments                                                   3,737          1,350
Cash and invested cash                                                       43              5
Accrued investment income                                                    49             18
Due from reinsurers                                                         119             10
Deferred policy acquisition costs and value of business acquired            366             64
Goodwill                                                                    164             19
Other assets                                                                 45              2
Assets held in separate accounts                                          1,752             20
                                                                         ------         ------
      Total Assets                                                       $6,275         $1,488
                                                                         ======         ======
LIABILITIES AND SHAREHOLDER'S EQUITY
LIABILITIES:
Insurance and Investment Contract Liabilities:
   Insurance policy and claim reserves                                   $  441         $  131
   Investment contractholder and policyholder funds                       3,101          1,102
                                                                         ------         ------
      Total Insurance and Investment Contract Liabilities                 3,542          1,233
Currently payable (recoverable) income tax                                    2             (4)
Deferred income tax liabilities                                              62             14
Accounts payable, accruals and other liabilities                             45              8
Liabilities related to separate accounts                                  1,752             20
                                                                         ------         ------
      Total Liabilities                                                  $5,403         $1,271
                                                                         ------         ------
Commitments and Contingencies (Note 13)
SHAREHOLDER'S EQUITY
Common stock                                                                235            181
Retained earnings                                                           623             26
Accumulated other comprehensive income                                       14             10
                                                                         ------         ------
      Total Shareholder's Equity                                            872            217
                                                                         ------         ------
      Total Liabilities and Shareholder's Equity                         $6,275         $1,488
                                                                         ======         ======

See accompanying notes to the Supplemental Financial Statements.

SUPPLEMENTAL STATEMENTS OF INCOME

                                                              PERIOD FROM   PERIOD FROM
                                                                APRIL 3      JANUARY 1
                                                                THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                                             DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                                 2006           2006          2005           2004
                                                             ------------   -----------   ------------   ------------
                                                                                 (IN MILLIONS)
                                                             --------------------------------------------------------
REVENUE:
Premiums and fees on traditional life insurance products         $ 27           $ 5           $ 10           $  6
Premiums and fees on universal life and investment product         91             5             23             17
Net investment income                                             161            19             78             79
Realized loss on investments                                       (3)           --             (4)            (4)
                                                                 ----           ---           ----           ----
   Total Revenue                                                  276            29            107             98
                                                                 ----           ---           ----           ----
BENEFITS AND EXPENSES:
Benefits                                                          138            18             64             65
Underwriting, acquisition, insurance and other expenses            77             6             22             14
                                                                 ----           ---           ----           ----
   Total Benefits and Expenses                                    215            24             86             79
                                                                 ----           ---           ----           ----
Income before income taxes                                         61             5             21             19
INCOME TAXES:
Current                                                            (8)           --              5              2
Deferred                                                           27             2              3              5
                                                                 ----           ---           ----           ----
   Total income taxes                                              19             2              8              7
                                                                 ----           ---           ----           ----
   Net Income                                                    $ 42           $ 3           $ 13           $ 12
                                                                 ====           ===           ====           ====

See accompanying notes to the Supplemental Financial Statements.

SUPPLEMENTAL STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                                ACCUMULATED
                                                                                   OTHER           TOTAL
                                                 COMMON   PAID IN   RETAINED   COMPREHENSIVE   SHAREHOLDER'S
                                                  STOCK   CAPITAL   EARNINGS       INCOME          EQUITY
                                                 ------   -------   --------   -------------   -------------
                                                                        (IN MILLIONS)
                                                 -----------------------------------------------------------
BALANCE, JANUARY 1, 2004                           $ 3     $ 178      $ 21         $ 28            $ 230
Net income                                          --        --        12           --               12
Change in unrealized gain on
   available-for-sale securities, net of taxes      --        --        --           (1)              (1)
                                                                                                   -----
Comprehensive income                                                                                  11
Dividends paid                                      --        --       (15)          --              (15)
                                                   ---     -----      ----         ----            -----
BALANCE, DECEMBER 31, 2004                           3       178        18           27              226
Net income                                          --        --        13           --               13
Change in unrealized gain on
   available-for-sale securities, net of taxes      --        --        --          (17)             (17)
                                                                                                   -----
Comprehensive income                                                                                  (4)
Dividends paid                                      --        --        (5)          --               (5)
                                                   ---     -----      ----         ----            -----
BALANCE, DECEMBER 31, 2005                           3       178        26           10              217
Net income                                          --        --         3           --                3
Parent company capital contribution for
   stock option expense                             --         1        --           --                1
Change in unrealized gain on
   available-for-sale securities, net of taxes      --        --        --          (10)             (10)
                                                                                                   -----
Comprehensive income                                                                                  (6)
Dividends paid                                      --        --        --           --               --
                                                   ---     -----      ----         ----            -----
BALANCE, APRIL 2, 2006                               3       179        29           --              211
Acquisition by Lincoln National Corporation:
   Sale of stockholder's equity                     (3)     (179)      (29)          --             (211)
Lincoln National Corporation
   purchase price                                    3       230        --           --              233
Acquisition of Lincoln Life & Annuity
   Company of New York                               2        --       581            3              586
                                                   ---     -----      ----         ----            -----
BALANCE, APRIL 3, 2006                               5       230       581            3              819
Net income                                          --        --        42           --               42
Change in unrealized gain on
   available-for-sale securities, net of taxes      --        --        --           11               11
                                                                                                   -----
Comprehensive income                                                                                  53
Dividends paid                                      --        --        --           --               --
                                                   ---     -----      ----         ----            -----
BALANCE, DECEMBER 31, 2006                         $ 5     $ 230      $623         $ 14            $ 872
                                                   ===     =====      ====         ====            =====

See accompanying notes to the Supplemental Financial Statements.

SUPPLEMENTAL STATEMENTS OF CASH FLOW

                                                             PERIOD FROM   PERIOD FROM
                                                               APRIL 3      JANUARY 1
                                                               THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                                            DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                                2006           2006          2005           2004
                                                            ------------   -----------   ------------   ------------
                                                                                   (IN MILLIONS)
                                                            --------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                      $  42          $  3          $  13          $  12
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Change in policy liabilities other than deposits                29             2             (5)             3
   Credits to policyholder accounts, net                           (7)            4             25             30
   Deferral of policy acquisition costs and sales
      inducements, net of amortization                            (45)           (4)           (12)           (10)
   Change in receivables and asset accruals                       (13)           (1)             2             --
   Change in payables and expense accruals                         13             1              7             (5)
   Realized investment losses                                     (11)           --              4              4
   Depreciation and amortization (accretion)                       (1)            1              3              1
   Amortization (accretions) and additions to
      value of business acquired, net                              10            --              3             (2)
   Stock compensation                                              --             1             --             --
   Other                                                           19            --                             2
                                                                -----          ----          -----          -----
      Net cash provided by operating activities                    36             7             40             35
                                                                -----          ----          -----          -----
INVESTING ACTIVITIES
Securities available-for-sale:
   Sales                                                           84            12            135             32
   Maturities, calls and redemptions                              212            16            117             93
   Purchases                                                     (349)           (8)          (205)          (209)
Other Securities:
   Maturities, calls and redemptions                               --             3             22             11
   Sale or maturity of other investments                           13             1             82              6
   Purchase of other investments                                  (11)           --           (114)           (16)
Cash acquired from merger                                          12            --             --             --
Other                                                              (6)           --             (1)            (1)
                                                                -----          ----          -----          -----
      Net cash provided by (used in) investing activities         (45)           24             36            (84)
                                                                -----          ----          -----          -----
FINANCING ACTIVITIES
Policyholder contract deposits                                    395            27            124            146
Withdrawals of policyholder contract deposits                    (296)          (65)          (197)           (98)
Investment contract transfers                                     (45)           --             --             --
Cash dividends paid                                                --            --             (5)           (15)
                                                                -----          ----          -----          -----
      Net cash provided by (used in) financing activities          54           (38)           (78)            33
                                                                -----          ----          -----          -----
      Net increase (decrease) in cash and invested cash            45            (7)            (2)           (16)
                                                                -----          ----          -----          -----
Cash and invested cash at beginning of period                      (2)            5              7             23
                                                                -----          ----          -----          -----
      Cash and invested cash at end of period                   $  43          $ (2)         $   5          $   7
                                                                =====          ====          =====          =====

See accompanying notes to the Supplemental Financial Statements.

NOTES TO SUPPLEMENTAL FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION.

Jefferson-Pilot LifeAmerica Insurance Company ("JPLA" or the "Company"), a wholly owned subsidiary of Jefferson Pilot Financial Insurance Company, is domiciled in the state of New Jersey. Prior to April 3, 2006, Jefferson Pilot Financial Insurance Company was wholly owned by Jefferson-Pilot Corporation ("Jefferson-Pilot"). JPLA is principally engaged in the sale of individual life insurance products, individual annuity products, and worksite and group non-medical products (primarily term life and disability) in the states of New York and New Jersey. These products are marketed primarily through personal producing general agents and brokers throughout the United States. The accompanying supplemental financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). Throughout these footnotes, the Company and its management, may be referred to as "our", "we", or "us."

On April 3, 2006, Lincoln National Corporation ("LNC" or the "Ultimate Parent") completed its merger with Jefferson-Pilot by acquiring 100% of the outstanding shares of Jefferson-Pilot and JPLA became a wholly-owned subsidiary of LNC. This transaction was accounted for under the purchase method of accounting prescribed by Statement of Financial Accounting Standard (SFAS, No. 141, Business Combinations) ("SFAS 141"). JPLA is currently seeking approval for the redomestication of JPLA from New Jersey to New York, the merger of Lincoln Life & Annuity Company of New York ("LLANY"), a subsidiary of LNC, into JPLA, and renaming the surviving entity LLANY ("the Company"), formerly referred to as JPLA. The surviving entity will become a subsidiary of The Lincoln National Life Insurance Company. These transactions are expected to have an effective date of April 2, 2007.

These supplemental schedules are presented as if JPLA acquired LLANY on April 3, 2006 and include the results of operations and financial condition of LLANY in our financial statements beginning on April 3, 2006. The supplemental financial statements for the years ended December 31, 2005 and 2004 exclude the results of operations and financial condition of LLANY. The insurance subsidiaries also submit financial statements to insurance industry regulatory authorities. Those financial statements are prepared on the basis of statutory accounting practices ("SAP") and are significantly different from financial statements prepared in accordance with GAAP. See Note 7.

BUSINESS COMBINATIONS.

On April 3, 2006, LNC completed its merger with Jefferson-Pilot by acquiring 100% of the outstanding shares of Jefferson-Pilot in a transaction accounted for under the purchase method of accounting prescribed by SFAS 141, and Jefferson Pilot Financial Insurance Company became wholly owned by LNC. During April of 2007, LLANY merged into the Company.

SFAS 141 requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the merger date. The associated fair values of JPLA were at April 3, 2006 "pushed down" to the Company's financial statements in accordance with push down accounting rules. Management is in the process of finalizing internal studies of the fair value of the net assets acquired including investments, value of business acquired ("VOBA"), intangible assets, and certain liabilities. As such, the preliminary fair values in the table below are subject to adjustment as additional information is obtained. This may result in adjustments to goodwill, which management does not expect to be material. Further adjustments may be required as additional information becomes available; however, management does not expect such adjustments to be material.

The fair value of JPLA's net assets assumed in the merger was $233 million. Goodwill of $54 million resulted from the excess of purchase price over the fair value of JPLA's net assets. The parent paid a premium over the fair value of JPLA's net assets for a number of potential strategic and financial benefits that are expected to be realized as a result of the merger including, but not limited to, the following:

     - Greater size and scale with improved earnings diversification and strong financial flexibility;

     -    Broader, more balanced product portfolio;

     -    Larger distribution organization; and

     - Value creation opportunities through expense savings and revenue enhancements across business units.

The following table summarizes the preliminary fair values of the net assets acquired as of the acquisition date along with adjustments that were made to the Balance Sheet to get to the fair value of net assets:

                                        JPLA           JPLA
                                    PRELIMINARY     FAIR VALUE
                                     FAIR VALUE   ADJUSTMENTS(1)
                                    -----------   --------------
                                            (IN MILLIONS)
                                    ----------------------------
Investments                           $ 1,307          $  1
Due from reinsurers                        10            --
Deferred policy acquisition costs          --           (60)
Value of business acquired                 65            54
Goodwill                                   54            34
Other assets                               24             5
Assets held in separate accounts           22            --
Policy liabilities                     (1,220)          (19)
Income tax liabilities                     (3)            6
Accounts payable, accruals and
   other liabilities                       (4)           --
Liabilities related to separate
   accounts                               (22)           --
                                      -------          ----
   Total net assets acquired          $   233          $ 21
                                      =======          ====

----------
(1) Premiums and discounts that resulted from recording the assets and liabilities at their respective fair values are being amortized and accreted using methods that approximate a constant effective yield over the expected life of the assets and liabilities.

The goodwill resulting from the merger was allocated to the following segments:

                                                        JPLA
                                                    PRELIMINARY
                                                     FAIR VALUE
                                                   -------------
                                                   (IN MILLIONS)
                                                   -------------
Individual Markets:
Life Insurance                                          $44
Annuities                                                10
                                                        ---
   Total Goodwill                                       $54
                                                        ===

These supplemental financial statements reflect the acquired values in the table below:

                                                       LLANY
                                                      ACQUIRED
                                                       VALUE
                                                   -------------
                                                   (IN MILLIONS)
                                                   -------------
Investments                                           $ 2,356
Due from reinsurers                                        98
Value of business acquired and deferred
   acquisition costs                                      277
Goodwill                                                  110
Other assets                                               75
Assets held in separate accounts                        1,348
Policy liabilities                                     (2,247)
Income tax liabilities                                    (34)
Accounts payable, accruals and other liabilities          (49)
Liabilities related to separate accounts               (1,348)
                                                      -------
   Total net assets acquired                          $   586
                                                      =======

The goodwill resulting from the acquisition was allocated to the following:

                                                       LLANY
                                                      ACQUIRED
                                                       VALUE
                                                   -------------
                                                   (IN MILLIONS)
                                                   -------------
Individual Markets:
Life Insurance                                          $ 93
Annuities                                                 17
                                                        ----
   Total Goodwill                                       $110
                                                        ====

ACCOUNTING ESTIMATES AND ASSUMPTIONS.

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets, asset valuation allowances, deferred policy acquisition costs, goodwill, value of business acquired, policy liabilities, unearned revenue and the potential effects of resolving litigated matters.

INVESTMENTS.

Securities available-for-sale consist of fixed maturity and equity securities, which are stated at fair value with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred income taxes and adjustments to deferred policy acquisition costs ("DAC") and VOBA. Fair value is based on quoted market prices from observable market data or estimated using an internal pricing matrix for privately placed securities when quoted market prices are not available. This matrix relies on management's judgment concerning: 1) the discount rate used in calculating expected future cash flows;
2) credit quality; 3) industry sector performance; and 4) expected maturity. Under certain circumstances, management applies professional judgment and makes adjustments based upon specific detailed information concerning the issuer. The cost of available-for-sale fixed maturity and equity securities is reduced to fair value with a corresponding charge to realized loss on investments for declines in value that are other-than-temporary.

Securities held-to-maturity consists of fixed maturity securities, which are carried at amortized cost. These investments consist of securities the Company has the ability and intent to hold to maturity. Dividend and investment income are recognized when earned. Amortization of premiums and accrual of discounts on investments in debt securities are reflected in earnings over the contractual terms of the investments in a manner that produces a constant effective yield. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Unrealized losses that are considered to be other-than-temporary are recognized in realized gains and losses with a corresponding reduction in the cost of available-for-sale fixed maturity and equity securities. See Note 3 for further discussion of the Company's policies regarding identification of other-than-temporary impairments. Realized gains and losses on dispositions of securities are determined by the specific-identification method.

For the mortgage-backed securities portion of the available-for-sale fixed maturity securities portfolio, the Company recognizes investment income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. When the effective yield changes, the carrying value of the security is adjusted prospectively. This adjustment is reflected in net investment income.

Mortgage loans on real estate are carried at the outstanding principal balances adjusted for amortization of premiums and discounts and are net of valuation allowances. Valuation allowances are established for the excess carrying value of the mortgage loan over its estimated fair value when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. When the Company determines that a loan is impaired, the cost is adjusted or a provision for loss is established equal to the difference between the amortized cost of the mortgage loan and the estimated value. Estimated value is based on:
1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's observable market price; or 3) the fair value of the collateral. Mortgage loans deemed to be uncollectible are charged against the allowance for losses and subsequent recoveries, if any, are credited to the allowance for losses. The net provision for losses is reported as realized gain (loss) on investments. Interest income on mortgage loans includes interest collected, the change in accrued interest, and amortization of premiums and discounts. Mortgage loan fees and costs are recorded in net investment income as they are incurred.

Policy loans are carried at aggregate unpaid balances.

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with an original maturity of three months or less.

Realized gain (loss) on investments includes realized gains and (losses) from the sale of investments and net gain (loss) on reinsurance embedded derivative. See Note 3 for additional detail. Realized gain (loss) on investments is recognized in net income, net of associated amortization of deferred acquisition costs and investment expenses, using the specific identification method. Changes in the fair values of available-for-sale securities carried at fair value are reported as a component of accumulated other comprehensive income, after deductions for related adjustments for deferred acquisition costs and amounts required to satisfy policyholder commitments that would have been recorded had these securities been sold at their fair value, and after deferred taxes or credits to the extent deemed recoverable.

DERIVATIVE INSTRUMENTS.

The Company recognizes all derivative instruments as either assets or liabilities in the Supplemental Balance Sheet at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. The Company has derivative instruments that are economic hedges, but were not designated as hedging instruments under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133").

The company has certain modified coinsurance ("Modco") and coinsurance with funds withheld ("CFW") reinsurance arrangements with embedded derivatives related to the funds withheld assets. These derivatives are considered total return swaps with contractual returns that are attributable to various assets and liabilities associated with these reinsurance arrangements. Changes in the fair value of these derivatives are recorded in net income as they occur.

See Note 12 for further discussion of our accounting policy for derivative instruments.

PROPERTY AND EQUIPMENT.

Property and equipment owned for company use is included in other assets in the Supplemental Balance Sheet and is carried at cost less allowances for depreciation. Provisions for depreciation of property and equipment owned for company use are computed principally on the straight-line method over the estimated useful lives of the assets.

PREMIUMS AND FEES ON INVESTMENT AND UNIVERSAL LIFE PRODUCTS.

Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance and other interest-sensitive life insurance policies. These products include life insurance sold to individuals, corporate-owned life insurance and bank-owned life insurance. Revenues for investment products and universal life insurance products consist of net investment income, asset based fees, cost of insurance charges, percent of premium charges, policy administration charges and surrender charges that have been assessed and earned against policy account balances. The timing of revenue recognition as it relates to fees assessed on investment contracts is determined based on the nature of such fees. Asset based fees, cost of insurance and policy administration charges are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Percent of premium charges are assessed at the time of premium payment and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract by the contractholder in accordance with contractual terms.

PREMIUMS AND FEES ON TRADITIONAL LIFE INSURANCE PRODUCTS.

Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance, certain annuities with life contingencies, accident and health, disability income, and dental insurance and reported as earned over the contract period. Premiums for traditional life insurance products are recognized as revenue when due from the policyholder.

REINSURANCE BALANCES AND TRANSACTIONS.

Reinsurance receivables include amounts related to paid benefits and estimated amounts related to unpaid policy and contract claims, future policy benefits and policyholder contract deposits. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies.

The Company enters into reinsurance agreements with other companies in the normal course of its business. All reinsurance agreements, excluding Modco agreements, are reported on a gross basis. Modco agreements are reported net, since there is a right of offset.

DEFERRED ACQUISITION COSTS, VALUE OF BUSINESS ACQUIRED, DEFERRED FRONT END LOADS, DEFERRED SALES INDUCEMENTS.

Commissions and other costs of acquiring universal life insurance, variable universal life insurance, traditional life insurance, annuities and other investment contracts, which vary with and are primarily related to the production of new business, have been deferred to the extent recoverable. The methodology for determining the amortization of acquisition costs varies by product type based on two different accounting pronouncements: SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("SFAS 97") and SFAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("SFAS 60"). Under SFAS No. 97, acquisition costs for universal life, variable universal life insurance and investment-type products, which include fixed and variable deferred annuities, are amortized over the lives of the policies in relation to the incidence of estimated gross profits from surrender charges, investment, mortality net of reinsurance ceded and expense margins, and actual realized gain (loss) on investments. Past amortization amounts are adjusted when revisions are made to the estimates of current or future gross profits expected from a group of products. Policy lives for universal and variable universal life policies are estimated to be 30 years, based on the expected lives of the policies. Policy lives for fixed and variable deferred annuities are 14 to 18 years for the traditional, long surrender charge period products and 8 to 10 years for the more recent short-term, or no surrender charge variable products. The front-end load annuity product has an assumed life of 25 years. Longer lives are assigned to those blocks that have demonstrated favorable experience.

Under SFAS 60, acquisition costs for traditional life insurance products, which include whole life and term life insurance contracts are amortized over periods of 10 to 30 years on either a straight-line basis or as a level percent of premium of the related policies depending on the block of business. There is currently no DAC being amortized under SFAS 60 for fixed and variable payout annuities. VOBA is amortized over the expected lives of the block of insurance business in relation to the incidence of estimated profits expected to be generated on universal life, variable universal life and investment-type products, (i.e., unit-linked products and variable deferred annuities) and over the premium paying period for insurance products, (i.e., traditional life insurance products). Amortization is based upon assumptions used in pricing the acquisition of the block of business and is adjusted for emerging experience. Accordingly, amortization periods and methods of amortization for VOBA vary depending upon the particular characteristics of the underlying blocks of acquired insurance business. VOBA is amortized in a manner consistent with DAC.

For all SFAS 97 and SFAS 60 policies, amortization is based on assumptions consistent with those used in the development of the underlying policy form adjusted for emerging experience and expected trends.

The carrying amounts of DAC and VOBA are adjusted for the effects of realized gains and losses and the effects of unrealized gains and losses on debt securities classified as available-for-sale.

Bonus credits and amounts credited to policyholders for enhanced interest rates on variable annuity contracts that are under dollar cost averaging ("DCA") funding arrangements are considered sales inducement and deferred as a sales inducement asset ("deferred sales inducements" or "DSI") included in other assets of the Supplemental Balance Sheets. DSI is amortized as a benefit expense over the expected life of the contract. Amortization is computed using the same methodology and assumptions used in amortizing DAC.

Policy sales charges that are collected in the early years of an insurance policy have been deferred (referred to as "deferred front-end loads" or "DFEL") are included in contractholder and policyholder founds of the Supplemental Balance Sheets and are amortized into income over the life of the policy in a manner consistent with that used for DAC. See Note 6.

During the third quarter of each year, we conduct our annual comprehensive review of the assumptions underlying the amortization of DAC, VOBA, DSI and DFEL. We review the various assumptions including investment margins, mortality and retention. These assumptions also impact the reserves for the guarantee features within our variable annuity and life insurance products. In addition to the annual third quarter review of assumptions, if factors or trends indicate that actual experience varies significantly from these assumptions, adjustments are made in the quarter in which the evaluation of the respective blocks of business is completed. The effects of changes in estimated future gross profits on unamortized deferred policy acquisition costs and value of business acquired, referred to as prospective unlockings, are reflected in amortization expense within the supplemental statements of income. Prospective unlockings affecting DSI are reflected in benefits expense and affecting DFEL are included in insurance fees within the supplemental statements of income.

DAC and VOBA are reviewed periodically to determine that the unamortized portion does not exceed the expected recoverable amounts. No significant impairments occurred during the three years ending December 31, 2006.

ASSETS HELD IN SEPARATE ACCOUNTS/LIABILITIES RELATED TO SEPARATE ACCOUNTS.

Assets and liabilities related to separate accounts represent segregated funds administered and invested by us for the exclusive benefit of pension and variable life and annuity contractholders. Both the assets and liabilities are carried at fair value. The fees earned by us for administrative and contractholder maintenance services performed for these separate accounts are included in insurance fee revenue. Policyholder account deposits and withdrawals, investment income and realized investment gains and losses in the separate accounts are excluded from the amounts reported in the Supplemental Statements of Income. The amounts of minimum guarantees or other similar benefits related to these policies are negligible.

GOODWILL.

The Company recognizes the excess of the purchase price over the fair value of net assets acquired as goodwill. Goodwill is not amortized, but is reviewed at least annually for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator, or unanticipated competition would cause us to review the carrying amounts of goodwill for impairment. When considered impaired, the carrying amounts are written down using a combination of fair value and discounted cash flows. No impairments occurred during the three years ending December 31, 2006.

INSURANCE AND INVESTMENT CONTRACT LIABILITIES.

The liabilities for future policy benefits and claim reserves for universal and variable universal life insurance policies consist of policy account balances that accrue to the benefit of the policyholders, excluding surrender charges. Liabilities for future policy benefits on traditional life and disability insurance are computed by the net level premium valuation method based on assumptions about future investment yield, mortality, morbidity and persistency. The liabilities for future insurance policy benefits and claim reserves for traditional life policies are computed using assumptions for investment yields, mortality, morbidity, persistency and withdrawals based principally on generally accepted actuarial methods and assumptions at the time of policy issue.

The liability for policy and contract claims consists of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported, which are based on historical experience, adjusted for trends and circumstances. Management believes that the recorded liability is sufficient to provide for claims and the associated claims adjustment expenses incurred through the balance sheet date.

The liabilities for future claim reserves for variable annuity products containing GMDB features are calculated by multiplying the benefit ratio (present value of total expected GMDB payments over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative assessments recorded from the contract inception through the balance sheet date less the cumulative GMDB payments plus interest. The change in the reserve for a period is the benefit ratio multiplied by the assessments recorded for the period less GMDB claims paid in the period plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are unlocked to reflect the changes in a manner similar to DAC.

Business assumed by the Company includes participating life insurance contracts, under which the policyholder is entitled to share in the earnings of such contracts via receipt of dividends. The dividend scale for participating policies is reviewed annually and may be adjusted to reflect recent experience and future expectations. As of December 31, 2006 participating policies comprised approximately 1.3% of the face amount of insurance in-force, and dividend expenses were $5 million for the year ended December 31, 2006. As of December 31, 2005 participating policies comprised less than 1% of the face amount of insurance in-force, and dividend expenses were less than $1 million for the year ended December 31, 2005.

With respect to its insurance and investment contract liabilities, the Company continually reviews its: 1) overall reserve position; 2) reserving techniques and 3) reinsurance arrangements. As experience develops and new information becomes known, liabilities are adjusted as deemed necessary. The effects of changes in estimates are included in the operating results for the period in which such changes occur.

The risk for the secondary guarantee is ceded to an affiliate of the Company in an arrangement that does not qualify as reinsurance. If the Company incurs a claim under the secondary guarantee benefit, then the affiliate will reimburse the Company for the cost of insurance charges. The reinsurance of the secondary guarantee is considered a derivative as it does not meet the insurance risk transfer requirements of FAS 113. The fair value of the derivative is determined based on the fair value of the cash flows related to this agreement.

BENEFITS AND EXPENSES.

Benefits and expenses for universal life-type and other interest-sensitive life insurance products include interest credited to policy account balances and benefit claims incurred during the period in excess of policy account balances. Interest crediting rates associated with funds invested in the Company's general account during 2004 through 2006 ranged from 4% to 7%. For traditional life, group health and disability income products, benefits and expenses, other than DAC and VOBA, are recognized when incurred in a manner consistent with the related premium recognition policies. Benefits and expenses includes the change in reserves for annuity products with guaranteed benefits, such as guaranteed minimum death benefits ("GMDB") and the change in fair values of guarantees for annuity products with guaranteed minimum withdrawal benefits ("GMWB") and guaranteed income benefits ("GIB").

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS.

The Company's employees participate in the pension and postretirement benefit plans sponsored by LNC and LNL. Pursuant to the accounting rules for the obligations to employees under LNC's various pension and other postretirement benefit plans, LNC is required to make a number of assumptions to estimate related liabilities and expenses including the weighted-average discount rate, expected return on plan assets and a salary increase assumption to estimate pension expense. The discount rate assumptions are determined using an analysis of current market information and the projected benefit flows associated with these plans. The expected long-term rate of return on plan assets is initially established at the beginning of the plan year based on historical and projected future rates of return and is the average rate of earnings expected on the funds invested or to be invested in the plan.

STOCK BASED COMPENSATION.

The Company is included in LNC's consolidated incentive compensation plans. The Company expenses its portion of the fair value of stock awards included in LNC's incentive compensation plans. On the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase to paid in capital in shareholder's equity.

INCOME TAXES.

On April 3, 2006, Jefferson-Pilot, the Company's ultimate parent at the time, merged with and into a wholly owned acquisition subsidiary of LNC, a holding company with control over other insurance subsidiaries. As a result, LNC became the ultimate parent after completion of the merger. Prior to this merger, the Company's federal income tax return was consolidated with all companies, which were 80% or more owned by Jefferson-Pilot. Effective as of the merger date, the Company's federal income tax return is no longer consolidated with the other members of the holding company group. Instead the Company, excluding LLANY, will file a separate federal income tax return consolidated with Jefferson Pilot Financial Insurance Company (JPFIC), of which the Company is a wholly owned insurance company subsidiary. Pursuant to an inter company tax sharing agreement with JPFIC, the Company provides for income taxes on a separate company basis. The tax sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax return. Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required to reduce the deferred tax asset to an amount that the Company expects, more likely than not, will be realized.

LLANY has elected to file consolidated federal and state income tax returns with LNC and certain LNC subsidiaries. Pursuant to an intercompany tax sharing agreement with LNC, the Company provides for income taxes on a separate return filing basis. The tax sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

2. CHANGES IN ACCOUNTING PRINCIPLES AND CHANGES IN ESTIMATES

SFAS NO. 123(R) -- SHARE-BASED PAYMENT.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123, "Accounting for Stock-based Compensation" ("SFAS 123"). SFAS 123(R) requires us to recognize at fair value all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123 under SFAS 123(R), the fair value of share-based payments are recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award.

Effective January 1, 2006, we adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results from prior periods have not been restated. The effect of adopting SFAS 123(R) did not have a material effect on the Company's income before Federal income taxes or net income.

Prior to January 1, 2006, the Company accounted for stock incentive awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and accordingly, recognized no compensation expense for stock option awards to employees when the option price was not less than the market value of the stock at the date of award.

See Note 10 for more information regarding our stock-based compensation plans.

STAFF ACCOUNTING BULLETIN NO. 108 -- CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS.

In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance for evaluating the effects of prior year uncorrected errors when quantifying misstatements in the current year financial statements. Under SAB 108, the impact of correcting misstatements occurring in the current period and those that have accumulated over prior periods must both be considered when quantifying the impact of misstatements in current period financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and may be adopted by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings. We adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on the supplemental financial statements.

STATEMENT OF POSITION 05-1 -- ACCOUNTING BY INSURANCE ENTERPRISES FOR DEFERRED ACQUISITION COSTS IN CONNECTION WITH MODIFICATIONS OR EXCHANGES OF INSURANCE CONTRACTS.

In September 2005, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"). SOP 05-1 addresses the accounting for DAC on internal replacements other than those described in SFAS 97. An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or (c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

We adopted this new accounting guidance effective January 1, 2007, impacting our Individual Markets Annuities business. Our adoption will result in a reduction to our DAC and VOBA balances between $1 million to $2 million pre-tax, which will be recorded as a reduction to retained earnings with no impact on net income. Our estimates are based upon our interpretation of SOP 05-1 and the proposed implementation guidance and do not consider our interpretations of final implementation guidance that could be issued in 2007. As a result, the actual impact of the adoption of SOP 05-1 may differ from our estimates as the issuance of new implementation guidance and evolving industry practice may affect our interpretation and implementation.

FSP 115-1 -- THE MEANING OF OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS.

In November 2005, the FASB issued FASB Staff Position ("FSP") FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of Emerging Issues Task Force No. 03-1 -- "The Meaning of Other Than Temporary Impairments and Its Application to Certain Investments," references existing guidance, and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." FSP 115-1 was effective for reporting periods beginning after December 15, 2005, on a prospective basis. Our existing policy for recognizing other-than-temporary impairments is consistent with the guidance in FSP 115-1, and includes the recognition of other than temporary impairments of securities resulting from credit related issues as well as declines in fair value related to rising interest rates, where we do not have the intent to hold the securities until either maturity or recovery. We adopted FSP 115-1 effective January 1, 2006. The adoption of FSP 115-1 did not have a material effect on our supplemental financial condition or results of operations.

SFAS NO. 155 -- ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS -- AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments -- an amendment of FASB Statements No. 133 and 140" ("SFAS 155"), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"); (b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assts," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and, (d) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument. We expect to adopt SFAS 155 beginning January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Upon adoption of SFAS 155, the fair value election may also be applied to hybrid financial instruments that had previously been bifurcated pursuant to SFAS 133. Prior period restatement is not permitted. SFAS 155 is not expected to have a material impact on our financial condition and results of operations at adoption, however, application of the requirements of SFAS 155 may result in the classification of additional derivative transactions with changes in fair value recognized in net income.

In December 2006, the FASB issued Derivative Implementation Group Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" ("DIG B40"). Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if: (a) the right to accelerate the settlement of the securitized interest cannot be controlled by the investor and (b) the securitized interest itself does not contain an embedded derivative for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. Any other terms in the securitized financial asset that may affect cash flow in a manner similar to a derivative instrument would be subject to the requirements of paragraph
13(b) of SFAS 133. The guidance in DIG B40 is to be applied upon the adoption of SFAS 155.

We adopted the provisions SFAS 155 and DIG B40 on January 1, 2007, for all financial instruments acquired, issued, or subject to a remeasurement event occurring after that date. Prior period restatement was not permitted. The adoption of SFAS 155 is not expected to have a material impact on the Company's financial condition or results of operations.

FASB INTERPRETATION NO. 48 -- ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 establishes criteria that an individual tax position must meet for any part of the benefit of the tax position to be recognized in the financial statements. These criteria include determining whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority. If the tax position meets themore-likely-than-not threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance will be applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold will be recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect adjustment upon the initial adoption of FIN 48 will be recorded as an adjustment to retained earnings with no impact on net income. We will adopt the provisions of FIN 48 on March 31, 2007 effective January 1, 2007. The adoption of FIN 48 is not expected to have a material effect on our financial condition or results of operations.

SFAS NO. 157 -- FAIR VALUE MEASUREMENTS.

In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability. Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity's own credit risk. SFAS 157 establishes a three-level fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority is given to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs in situations where there is little or no market activity for the asset or liability. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007. Retrospective application is required for certain financial instruments as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the effects of SFAS 157 on our financial condition and results of operations.

SFAS NO. 159 -- THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value, and does not eliminate disclosure requirements included in other accounting standards. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. Retrospective application of SFAS 159 is not permitted unless early adoption is elected. At the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first remeasurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the potential effects of SFAS 159 on our financial condition and results of operations.

STATEMENT OF POSITION 03-1.

In July 2003, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" ("the SOP").

The SOP provides guidance related to the reporting and disclosure of certain insurance contracts and separate accounts, including guidance for computing reserves for GMDB products. In addition, the SOP addresses the presentation and reporting of separate accounts, the capitalization and amortization of sales inducements, and secondary guarantees on universal-life type contracts. The Company implemented the provisions of the SOP as of January 1, 2004. Adjustments arising from implementation were not material.

3. INVESTMENTS

The amortized cost, gross unrealized gain and loss, and fair value of securities available-for-sale and held -to-maturity are as follows:

                                                              DECEMBER 31, 2006
                                            -----------------------------------------------------
                                                               GROSS        GROSS
                                                COST OR      UNREALIZED   UNREALIZED
                                            AMORTIZED COST      GAINS      (LOSSES)    FAIR VALUE
                                            --------------   ----------   ----------   ----------
                                                                (IN MILLIONS)
                                            -----------------------------------------------------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
   Corporate bonds                               $2,610         $48          $(18)       $2,640
   U.S. Government bonds                             20          --            --            20
   Foreign government bonds                          15           3            --            18
   Asset and mortgage backed-securities             578           7            (5)          580
   State and municipal bonds                         27          --            --            27
   Redeemable preferred stocks                        3          --            --             3
   Affiliate bonds                                    6          --            --             6
                                                 ------         ---          ----        ------
      Total fixed maturities                      3,259          58           (23)        3,294
Equity securities                                     5          --            --             5
                                                 ------         ---          ----        ------
      Total securities available-for-sale        $3,264         $58          $(23)       $3,299
                                                 ======         ===          ====        ======

                                                              DECEMBER 31, 2005
                                            -----------------------------------------------------
                                                               GROSS        GROSS
                                                COST OR      UNREALIZED   UNREALIZED
                                            AMORTIZED COST      GAINS      (LOSSES)    FAIR VALUE
                                            --------------   ----------   ----------   ----------
                                                                (IN MILLIONS)
                                            -----------------------------------------------------
AVAILABLE-FOR-SALE, CARRIED AT FAIR VALUE
   Corporate bonds                               $  940         $27          $(12)       $  955
   U.S. Government bonds                              9           1            --            10
   Asset and mortgage backed--securities            151           2            (1)          152
   State and municipal bonds                         11          --            --            11
   Redeemable preferred stocks                        1          --            --             1
                                                 ------         ---          ----        ------
   Total fixed maturities                         1,112          30           (13)        1,129
Equity securities                                     1           1            --             2
                                                 ------         ---          ----        ------
      Total securities available-for-sale        $1,113         $31          $(13)       $1,131
                                                 ======         ===          ====        ======
HELD-TO-MATURITY, CARRIED AT AMORTIZED COST
   Corporate bonds                                  104           4            (1)          107
                                                 ------         ---          ----        ------
      Total securities held-to-maturity          $  104         $ 4          $ (1)       $  107
                                                 ------         ---          ----        ------

Future maturities of fixed maturity securities available-for-sale are as follows:

                                               AVAILABLE-FOR-SALE
                                          ---------------------------
                                          AMORTIZED COST   FAIR VALUE
                                          --------------   ----------
                                                 (IN MILLIONS)
                                          ---------------------------
Due in one year or less                       $  152         $  152
Due after one year through five years          1,020          1,029
Due after five years through ten years           828            830
Due after ten years                              681            703
                                              ------         ------
   Subtotal                                    2,681          2,714
Asset and mortgage-backed  securities            578            580
                                              ------         ------
   Total                                      $3,259         $3,294
                                              ======         ======

The foregoing data is based on stated maturities. Actual maturities will differ in some cases because borrowers may have the right to call or pre-pay obligations.

The quality ratings of fixed maturity securities are as follows:

 NAIC       RATING AGENCY
RATING   EQUIVALENT DESIGNATION   FAIR VALUE   % OF TOTAL
------   ----------------------   ----------   ----------
                                       (IN MILLIONS)
                                  -----------------------
  1      AAA / AA / A               $2,043        62.0%
  2      BBB                         1,147        34.8%
  3      BBB                            69         2.1%
  4      BBB                            28         0.9%
  5      CCC and lower                   7         0.2%
  6      In or near default             --         0.0%
                                    ------         ---
                                    $3,294         100%
                                    ======         ===

The major categories of net investment income are as follows:

                                PERIOD FROM    PERIOD FROM
                                  APRIL 3       JANUARY 1
                                  THROUGH        THROUGH      YEAR ENDED     YEAR ENDED
                                DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                   2006           2006           2005           2004
                                ------------   -----------   ------------   ------------
                                                     (IN MILLIONS)
                                --------------------------------------------------------
Fixed maturity securities           $140           $17            $73            $75
Mortgage loans on real estate         13             1              4              3
Policy loans                           9             1              2              2
Other investments                      1            --             --             --
                                    ----           ---            ---            ---
   Investment revenue                163            19             79             80
Investment expense                    (2)           --             (1)            (1)
                                    ----           ---            ---            ---
   Net investment income            $161           $19            $78            $79
                                    ====           ===            ===            ===

The detail of the net realized gain (loss) on investments and derivative instruments is as follows:

                                PERIOD FROM    PERIOD FROM
                                  APRIL 3       JANUARY 1
                                  THROUGH        THROUGH      YEAR ENDED     YEAR ENDED
                                DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                   2006           2006           2005           2004
                                ------------   -----------   ------------   ------------
                                                     (IN MILLIONS)
                                --------------------------------------------------------
Fixed maturity securities --
   available-for-sale               $(1)           $--            $(4)           $(4)
Associated amortization of
   deferred acquisition costs
   and provision for
   policyholder commitments          (2)            --             --             --
                                    ---            ---            ---            ---
   Net realized (loss) on
      investments                   $(3)           $--            $(4)           $(4)
                                    ===            ===            ===            ===

Information about gross realized gains and losses on available-for-sale securities, including other-than-temporary impairments, is as follows:

                                                             PERIOD FROM   PERIOD FROM
                                                               APRIL 3      JANUARY 1
                                                               THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                                            DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                                2006           2006          2005           2004
                                                            ------------   -----------   ------------   ------------
                                                                                   (IN MILLIONS)
                                                            --------------------------------------------------------
Fixed maturity securities -- available-for-sale
Gross gain                                                       $ 3           $--            $ 1            $ 1
Gross loss                                                        (4)           --             (5)            (5)
Associated amortization of deferred acquisition costs and
   provision for policyholder commitments                         (2)           --             --             --
                                                                 ---           ---            ---            ---
Investment expense                                                --            --             --             --
                                                                 ---           ---            ---            ---
   Total investments                                             $(3)          $--            $(4)           $(4)
                                                                 ===           ===            ===            ===

The change in net unrealized gains on investments in fixed maturity and equity securities available-for-sale are as follows:

                                                PERIOD FROM   PERIOD FROM
                                                  APRIL 3      JANUARY 1
                                                  THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                               DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                   2006           2006          2005           2004
                                               ------------   -----------   ------------   ------------
                                                                      (IN MILLIONS)
                                               --------------------------------------------------------
Fixed maturity securities available-for-sale        $37           $(19)         $33            $(10)
Equity securities available-for-sale                 (1)            --           --              --
                                                    ---           ----          ---            ----
   Total                                            $36           $(19)         $33            $(10)
                                                    ===           ====          ===            ====

See Note 5 for a discussion of amortization of deferred policy acquisition costs, value of business acquired and deferred sales inducements.

For fixed maturity and equity securities available-for-sale with unrealized losses as of December 31, 2006 and 2005, the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous loss position are summarized as follows:

                                            LESS THAN OR EQUAL         GREATER THAN
                                             TO TWELVE MONTHS         TWELVE MONTHS                TOTAL
                                          ---------------------   ---------------------   ---------------------
                                                        GROSS                   GROSS                   GROSS
                                          CARRYING   UNREALIZED   CARRYING   UNREALIZED   CARRYING   UNREALIZED
                                            VALUE      LOSSES       VALUE      LOSSES       VALUE      LOSSES
                                          --------   ----------   --------   ----------   --------   ----------
                                                                        (IN MILLIONS)
                                          ---------------------------------------------------------------------
DECEMBER 31, 2006
   Corporate bonds                          $523         $(5)       $438        $(13)      $  961       $(18)
   U.S. Government bonds                       9          --          --          --            9         --
   Foreign government bonds                    1          --          --          --            1         --
   Asset and mortgage backed-securities       93          --         171          (5)         264         (5)
   State and municipal bonds                  --          --           8          --            8         --
   Redeemable preferred stocks                --          --          --          --           --         --
   Affiliate bonds                             6          --          --          --            6         --
                                            ----         ---        ----        ----       ------       ----
      Total fixed maturities                 632          (5)        617         (18)       1,249        (23)
   Equity securities                          --          --          --          --           --         --
                                            ----         ---        ----        ----       ------       ----
      Total securities                      $632         $(5)       $617        $(18)      $1,249       $(23)
                                            ====         ===        ====        ====       ======       ====

                                            LESS THAN OR EQUAL         GREATER THAN
                                             TO TWELVE MONTHS         TWELVE MONTHS                TOTAL
                                          ---------------------   ---------------------   ---------------------
                                                        GROSS                   GROSS                   GROSS
                                          CARRYING   UNREALIZED   CARRYING   UNREALIZED   CARRYING   UNREALIZED
                                            VALUE      LOSSES       VALUE      LOSSES       VALUE      LOSSES
                                          --------   ----------   --------   ----------   --------   ----------
                                                                        (IN MILLIONS)
                                          ---------------------------------------------------------------------
DECEMBER 31, 2005
   Corporate bonds                          $350         $(7)       $138         $(5)       $488        $(12)
   U.S. Government bonds                       1          --          --          --           1          --
   Foreign government bonds                   --          --          --          --          --          --
   Asset and mortgage backed-securities       58          (1)         --          --          58          (1)
   State and municipal bonds                   6          --          --          --           6          --
   Redeemable preferred stocks                 1          --          --          --           1          --
                                            ----         ---        ----         ---        ----        ----
      Total fixed maturities                 416          (8)        138          (5)        554         (13)
   Equity securities                          --          --          --          --          --          --
                                            ----         ---        ----         ---        ----        ----
      Total securities                      $416         $(8)       $138         $(5)       $554        $(13)
                                            ====         ===        ====         ===        ====        ====

Securities available-for-sale deemed to have declines in fair value that were other than temporary were written down to fair value. The fixed maturity securities to which these write-downs apply were generally of investment grade at the time of purchase, but were subsequently downgraded by rating agencies to "below-investment grade." Factors considered by the Company in determining whether declines in the fair value of fixed maturity securities are other than temporary include 1) the significance of the decline, 2) the Company's ability and intent to retain the investment for a sufficient period of time for it to recover, 3) the time period during which there has been a significant decline in value, and 4) fundamental analysis of the liquidity, business prospects and overall financial condition of the issuer. Based upon these factors, securities that have indications of potential impairment are subject to intensive review. Where such analysis results in a conclusion that declines in fair values are other than temporary, the security is written down to fair value.

Several bonds were written down as other-than-temporarily impaired for a realized loss of less than $1 million, $3 million and $3 million in 2006, 2005 and 2004, primarily due to interest related risk in 2005 and a general weakness in the airline industry during 2004.

See Note 12 for a general discussion of the methodologies and assumptions used to determine fair values.

At December 31, 2006 and 2005 the recorded investment in mortgage loans that were considered to be potentially impaired was $0 and $2 million. The mortgage loan allowance for losses for these impaired mortgage loans for the years ended December 31, 2006, 2005 and 2004 was less than $1 million for each period. The average recorded investment in impaired loans was $2 million from January 1 through April 2, 2006, less than $1 million from April 3 through December 31, 2006, and $2 million and $1 million during the years ended December 31, 2005 and 2004. All interest income on impaired mortgage loans was recognized on the cash basis of income. The interest income recognized on impaired mortgage loans was not significant in 2006, 2005 and 2004.

As of December 31, 2006 and 2005, the Company had no mortgage loans on non-accrual status and no mortgage loans past due 90 days on which interest was still being accrued and there were no delinquent loans outstanding.

As of December 31, 2006 and 2005, the Company had restructured mortgage loans of $3 million. The Company recorded less than $1 million of interest income on these restructured mortgage loans in 2006 and 2005. Interest income in the amount of less than $1 million would have been recorded in both 2006 and 2005 on these mortgage loans according to their original terms.

The carrying value of fixed maturity securities available-for-sale, mortgage loans on real estate and real estate investments which were non-income producing totaled less than $1 million and $0 at December 31, 2006 and 2005, respectively.

In its securities lending program, the Company generally receives cash collateral in an amount that is in excess of the market value of the securities loaned. Market values of securities loaned and collateral are monitored daily, and additional collateral is obtained as necessary. The market value of securities loaned and collateral received amounted to $0 and $0 at December 31, 2006 and $3 million and $3 million at December 31, 2005.

The Company sold certain securities that had been classified as held-to-maturity, due to significant declines in credit worthiness. The net amortized cost of securities sold was $0 and $0.2 million for 2006 and 2005, which resulted in no realized gains or losses.

VULNERABILITY FROM CONCENTRATIONS

At December 31, 2006, the Company did not have a material concentration of financial instruments in a single investee or industry. The Company's investments in mortgage loans principally involve commercial real estate. At December 31, 2006, $75 million, or 30% of such mortgages involved properties located in California, Illinois and Texas. Such investments consist of first mortgage liens on completed income-producing properties and the mortgage outstanding on any individual property does not exceed $5 million. Also at December 31, 2006, the Company did not have a material concentration of: 1) business transactions with a particular customer or lender; 2) sources of supply of labor or services used in the business or; 3) a market in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to the Company's financial position.

4. FEDERAL INCOME TAXES

The Federal income tax expense (benefit) is as follows:

                        PERIOD FROM   PERIOD FROM
                          APRIL 3      JANUARY 1
                          THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                       DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                           2006           2006          2005           2004
                       ------------   -----------   ------------   ------------
                                              (IN MILLIONS)
                       --------------------------------------------------------
Current                     $(8)           $--           $5             $2
Deferred                     27              2            3              5
                            ---            ---          ---            ---
   Total tax expense        $19            $ 2           $8             $7
                            ===            ===          ===            ===

The effective tax rate on pre-tax income is lower than the prevailing corporate Federal income tax rate. A reconciliation of this difference is as follows:

                                      PERIOD FROM   PERIOD FROM
                                        APRIL 3      JANUARY 1
                                        THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                     DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                         2006           2006          2005           2004
                                     ------------   -----------   ------------   ------------
                                                            (IN MILLIONS)
                                     --------------------------------------------------------
Tax rate times pre-tax income             $22           $ 2            $ 7            $ 7
Effect of:
   Tax-preferred investment income         (1)           --             --             --
   Tax credits                             (2)           --             --             --
   Other                                   --            --              1             --
                                          ---           ---            ---            ---
      Provision for income taxes          $19           $ 2            $ 8            $ 7
                                          ===           ===            ===            ===
   Effective tax rate                      31%           35%            36%            35%
                                          ===           ===            ===            ===

The Federal income tax (asset) liability is as follows:

                                         2006   2005
                                         ----   ----
                                        (IN MILLIONS)
                                        -------------
Current                                  $(12)   $(4)
Deferred                                   62     14
                                         ----    ---
   Total Federal income tax liability    $ 50    $10
                                         ====    ===

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                   2006   2005
                                                  -----   ----
                                                 (IN MILLIONS)
                                                 -------------
Deferred tax assets:
Insurance and investment contract liabilities     $  65   $  6
Investments                                           1     --
Obligation for postretirement benefits                1     --
Capital loss carryforward                             1     --
Property, plant, and equipment                       --      1
Other deferred tax asset                              3      1
                                                  -----   ----
   Total deferred tax assets                      $  71   $  8
                                                  -----   ----
Deferred tax liabilities:
Deferral of policy acquisition costs              $ (54)  $(12)
Present value in force                              (62)    (5)
Net unrealized gains on securities                  (12)    (5)
Other deferred tax liability                         (5)    --
                                                  -----   ----
   Total deferred tax liabilities                  (133)   (22)
                                                  -----   ----
   Net deferred income tax liabilities            $ (62)  $(14)
                                                  =====   ====

The Company and its affiliates, with the exception of the acquired LLANY, are part of a consolidated Federal income tax filing with Jefferson Pilot Financial Insurance Company. Cash paid (received) for income taxes in 2006, 2005, and 2004 was ($6) million, $5 million, and $5 million, respectively.

The acquired LLANY files its tax return as part of a consolidated Federal income tax filing with its common parent, LNC.

Net cash paid to LNC for Federal income taxes for the nine months ending December 31, 2006 was $13 million.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2006 and 2005, we concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary at December 31, 2006 and 2005.

Under prior Federal income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus." On October 23, 2004, President Bush signed into law the "American Jobs Creation Act of 2004." Beginning January 1, 2005 through December 31, 2006, the additional tax imposed on distributions from the special tax account, Policyholders' Surplus, was suspended. In addition, the statute provides that distributions made during the two-year suspension period will first reduce the Policyholders' Surplus account balance. Our 2005 dividend activity along with that of our insurance subsidiaries eliminated the account balance during the suspension period.

The LNC consolidated group is subject to annual tax examinations from the Internal Revenue Service ("IRS"). During the first quarter of 2006, the IRS completed its examination for the tax years 1999 through 2002 with assessments resulting in a payment that was not material to the results of operations. In addition to taxes assessed and interest, the payment included a deposit relating to a portion of the assessment, which LNC continues to challenge. LNC believes this portion of the assessment is inconsistent with existing law, and is protesting it through the established IRS appeals process. The Company does not anticipate that any adjustments that might result from such audits would be material to the Company's results of operations or financial condition. The LNC consolidated group is currently under audit by the IRS for years 2003 and 2004.

5. SUPPLEMENTAL FINANCIAL DATA

A rollforward of "Deferred Policy Acquisition Costs" which are part of the supplemental balance sheet line item, "Deferred policy acquisition and value of business acquired" is as follows:

                                              PERIOD FROM   PERIOD FROM
                                                APRIL 3      JANUARY 1
                                                THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                             DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                 2006          2006           2005           2004
                                             ------------   -----------   ------------   ------------
                                                                   (IN MILLIONS)
                                             --------------------------------------------------------
Balance at beginning of period                   $ 60           $53            $37            $23
   Merger accounting fair value adjustment        (60)           --             --             --
   Merger acquired value                          164            --             --             --
   Deferral                                        66             6             19             16
   Amortization                                   (23)           (2)            (8)            (6)
   Adjustment related to realized gains on
      securities available-for-sale                (2)           --             --             --
   Adjustment related to unrealized gains
      on securities available-for-sale             (8)            3              5              5
   Cumulative effect of accounting change          --            --             --             (1)
                                                 ----           ---            ---            ---
      Balance at end of period                   $197           $60            $53            $37
                                                 ====           ===            ===            ===

VALUE OF BUSINESS ACQUIRED

A rollforward of the "Value of Business Acquired" which are part of the balance sheet line item, "Deferred policy acquisition and value of business acquired" is as follows:

                                              PERIOD FROM   PERIOD FROM
                                                APRIL 3      JANUARY 1
                                                THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                             DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                 2006          2006           2005           2004
                                             ------------   -----------   ------------   ------------
                                                                   (IN MILLIONS)
                                             --------------------------------------------------------
Balance at beginning of period                   $ 12           $11            $12            $ 6
   Merger accounting fair value adjustment         54            --             --             --
   Merger acquired value                          114            --
   Deferral                                         5            --             --             --
   Amortization                                   (14)           --             (2)             2
   Adjustment related to realized gains on
      securities available-for-sale                --            --             --              1
   Adjustment related to unrealized gains
      on securities available-for-sale             (2)            1              1              3
                                                 ----           ---            ---            ---
      Balance at end of period                   $169           $12            $11            $12
                                                 ====           ===            ===            ===

Future estimated amortization of VOBA is as follows:

      2007-$16
      2010-$17
      2008-$16
      2011-$11
      2009-$16
Thereafter-$93


Realized losses on investments and derivative instruments on the Supplemental Statements of Income are net of amounts amortized against DAC and VOBA of $2 million for 2006 and $0 for 2005 and 2004. In addition, realized gains and losses are net of adjustments made to policyholder reserves. These amounts were not material for 2006, 2005 and 2004. The Company has either a contractual obligation or has a consistent historical practice of making allocations of investment gains and losses to certain policyholders.

DEFERRED SALES INDUCEMENT ASSET

The deferred sales inducement asset is included within other assets in the balance sheets. A rollforward of our deferred sales inducement asset is as follows:

                                                 2006   2005
                                                 ----   ----
                                                (IN MILLIONS)
                                                -------------
Balance at beginning of year                      $ 2    $ 1
   Purchase accounting fair value adjustment        6     --
   Cumulative effect of adoption                   --     --
   Capitalized                                      4      1
   Amortization                                    (1)    --
                                                  ---    ---
      Balance at end of year                      $11    $ 2
                                                  ===    ===

Details underlying the supplemental income statement caption, "Underwriting, Acquisition, Insurance and Other Expenses," are as follows:

                                              PERIOD FROM   PERIOD FROM
                                                APRIL 3      JANUARY 1
                                                THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                             DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                 2006          2006           2005           2004
                                             ------------   -----------   ------------   ------------
                                                                   (IN MILLIONS)
                                             --------------------------------------------------------
Commissions                                      $62            $4             $16            $14
General and administrative expenses               43             5              13              9
Deferred acquisition costs and value of
   business acquired, net of amortization        (34)           (4)             (9)           (12)
Taxes, licenses and fees                           6             1               2              3
                                                 ---           ---             ---            ---
      Total                                      $77            $6             $22            $14
                                                 ===           ===             ===            ===

The carrying amount of goodwill by reportable segment as of December 31 is as follows:

                      2006   2005
                      ----   ----
                     (IN MILLIONS)
                     -------------
Individual Markets
   Life Insurance     $137    $19
   Annuities            27     --
                      ----    ---
      Total           $164    $19
                      ====    ===

6. POLICY LIABILITIES INFORMATION

INTEREST RATE ASSUMPTIONS

The liability for future policy benefits associated with ordinary life insurance policies has been determined using initial interest rate assumptions ranging from 5.5% to 7.8% and, when applicable, uniform grading over 10 years to ultimate rate of 6.5%. Interest rate assumptions for weekly premium, monthly debit and term life insurance products generally fall within the same ranges as those pertaining to ordinary life insurance policies. Interest assumptions for traditional direct individual life reserves for all policies range from 2.25% to 7.00% depending on the time of policy issue. The interest assumptions for immediate and deferred paid-up annuities range from 1.25% to 10.00%.

Credited interest rates for universal life-type products ranged from 3.0% to 6.7% in 2006, 2005, and 2004. The average credited interest rates for universal life-type products were 4.5% in 2006, 4.7% in 2005 and 4.2% in 2004. For annuity products, credited interest rates generally ranged from 3.0% to 7.4% in 2006, 3.0% to 6.4% in 2005 and 3.0% to 7.4% in 2004. The average credited interest rate for annuity products was 4.2% for 2006, 3.9% for 2005, and 4.6% in 2004.

MORTALITY AND WITHDRAWAL ASSUMPTIONS

Assumed mortality rates are generally based on experience multiples applied to select and ultimate tables commonly used in the industry. Withdrawal assumptions for individual life insurance policies are based on historical company experience and vary by issue age, type of coverage and policy duration.

ACCIDENT AND HEALTH AND DISABILITY INSURANCE LIABILITIES ACTIVITY

The Company uses estimates for determining its liability for accident and health and disability benefits, which are based on historical claim payment patterns and attempt to provide for the inherent variability in claim patterns and severity. Higher than anticipated claims resulted in adjustments related to a medical block of business that is in run out mode.

Details underlying the balance sheet caption, "Investment Contractholder and Policyholder Funds," are as follows:

                              2006     2005
                             ------   ------
                              (IN MILLIONS)
                             ---------------
Premium deposit funds        $1,000   $   --
Other policyholder funds      2,057    1,094
Deferred front end loads         32        5
Undistributed earnings on
   participating  business        6       --
Policy and contract claims        6        3
                             ------   ------
      Total                  $3,101   $1,102
                             ======   ======

The Company issues variable contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder (traditional variable annuities). The Company also issues variable annuity and life contracts through separate accounts that include various types of GMDB, GMWB and GIB. The GMDB features include those where the Company contractually guarantees to the contract holder either (a) return of no less than total deposits made to the contract less any partial withdrawals, (b) total deposits made to the contract less any partial withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any partial withdrawals following the contract anniversary.

The following table provides information on the GMDB features outstanding at December 31, 2006. (Note that the Company's variable contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.) The net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date. Prior to 2006, the Company did not have products with GMDB or GMWB features.

                                                        IN EVENT
                                                        OF DEATH
                                                        --------
(DOLLARS IN MILLIONS)                                     2006
                                                        --------
RETURN OF NET DEPOSIT
   Account value                                         $1,217
   Net amount at risk                                         1
   Average attained age of contractholders                   49
RETURN OF NET DEPOSITS PLUS A MINIMUM
   RETURN (1)
   Average attained age of contractholders                   76
   Guaranteed mininmum return                                 5%
HIGHEST SPECIFIED ANNIVERSARY ACCOUNT VALUE
   MINUS WITHDRAWALS POST ANNIVERSARY
   Account value                                            864
   Net amount at risk                                         2
   Average attained age of contractholders                   64

----------
(1)  Account values and net amounts at risk were not significant for 2006.

Approximately $718 million of separate account values at December 31, 2006, were attributable to variable annuities with a GMWB feature. This GMWB feature offers the contractholder a guarantee equal to the initial deposit adjusted for any subsequent purchase payments or withdrawals. There are one-year and five-year step-up options, which allow the contractholder to step up the guarantee. GMWB features are considered to be derivatives under SFAS No. 133 resulting in the related liabilities being recognized at fair value, with changes in fair value being reported in net income.

At December 31, 2006, we had approximately $20 million of separate account values that were attributable to variable annuities with a GIB feature. All of the outstanding contracts with a GIB feature are still in the accumulation phase.

Separate account balances attributable to variable annuity contracts with guarantees are as follows:

(DOLLARS IN MILLIONS)                                     2006
                                                        --------
Asset Type
Domestic equity                                          $  839
International equity                                        148
Bonds                                                       190
                                                         ------
   Total                                                  1,177
                                                         ------
Money Market                                                148
                                                         ------
   Total                                                 $1,325
                                                         ======
Percent of total variable annuity separate
   account values                                            81%

The following table summarizes the liabilities for GMDB:

(DOLLARS IN MILLIONS)                                   GMDB 2006
                                                        ---------
Balance at January 1                                       $--
Changes in reserves                                          1
Benefits paid                                               --
                                                           ---
   Balance at December 31                                  $ 1
                                                           ===

7. STATUTORY FINANCIAL INFORMATION

The principal differences between SAP and GAAP are 1) policy acquisition costs are expensed as incurred under SAP, but are deferred and amortized under GAAP,
2) VOBA is not capitalized under SAP, but is under GAAP, 3) amounts collected from holders of universal life-type and annuity products are recognized as premiums when collected under SAP, but are initially recorded as contract deposits under GAAP, with cost of insurance recognized as revenue when assessed and other contract charges recognized over the periods for which services are provided, 4) the classification and carrying amounts of investments in certain securities are different, 5) the criteria for providing asset valuation allowances, and the methodologies used to determine the amounts thereof, 6) the timing of establishing certain reserves, and the methodologies used to determine the amounts thereof, and 7) certain assets are not admitted for purposes of determining surplus under SAP.

JEFFERSON PILOT LIFEAMERICA INSURANCE COMPANY.

The Company prepares financial statements on the basis of SAP prescribed or permitted by the New Jersey Department of Insurance. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. The Company does not utilize any permitted practices in the preparation of the statutory financial statements.

Reported capital and surplus on a statutory basis at December 31, 2006 and 2005 was $69 million and $101 million. Reported statutory net loss was ($.5) million from January 1 through April 2, 2006, ($26) million from April 3, 2006 through December 31, 2006, and $(1) million and $(5) million for the years ended December 31, 2005 and 2004.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK.

The Company is subject to certain insurance department restrictions as to the transfer of funds and payment of dividends to LNL. Dividends cannot be declared by state of New York life insurance companies without 30-day notice to the Superintendent, who may disapprove. Dividends on Company stock are paid as declared by its Board of Directors. No dividends were declared in 2006.

Net loss as determined in accordance with statutory accounting practices for the Company was ($18) million for 2006. Statutory surplus for the Company was $230 million at December 31, 2006. The state of New York has adopted certain prescribed accounting practices that differ from those found in NAIC statutory accounting practices and effect the Company's reported statutory surplus. The Company utilizes a prescribed method for calculating annuity reserves, which decreased statutory surplus by $3 million at December 31, 2006. The Company also uses a permitted valuation interest rate on certain annuities, which decreased statutory surplus by less than $1 million at December 31, 2006.

8. REINSURANCE

The Company attempts to reduce exposure to significant individual claims by reinsuring portions of certain individual life insurance policies and annuity contracts written. The Company reinsures the portion of an individual life insurance risk in excess of its retention limits, which ranges from $.4 million to $2.1 million for various individual life and annuity products. Portions of the Company's deferred annuity business have been reinsured on a Modco basis with other companies to limit the company's exposure to interest rate risks. At December 31, 2006, the ceded reserves associated with these reinsurance arrangements totaled $15 million. The Company also attempts to reduce exposure to losses that may result from unfavorable events or circumstances by reinsuring certain levels and types of accident and health insurance risks underwritten. To cover products other than life insurance, the Company acquires other insurance coverages with retentions and limits that management believes are appropriate for the circumstances.

As a result of indemnity reinsurance transactions entered into by the LNC, LNL, and LLANY in 1998 to purchase business from Aetna, Inc. and CIGNA Corporation insurance companies, the Company assumes insurance from these companies. Other amounts of insurance are assumed as a result of smaller purchases made by the Company.

Reinsurance contracts do not relieve an insurer from its primary obligation to policyholders. Therefore, the failure of a reinsurer to discharge its reinsurance obligations could result in a loss to the Company. The Company regularly evaluates the financial condition of its reinsurers and monitors concentrations of credit risk related to reinsurance activities. No significant credit losses resulted from the Company's reinsurance activities during the three years ended December 31, 2006.

The Company generally assumes portions of the life and accident and health risks underwritten by certain other insurers on a limited basis. In March 2004, Jefferson-Pilot (including the Company) acquired (via a reinsurance transaction) substantially all of the in-force U.S. group life, disability and dental business of the Canada Life Assurance Company (Canada Life), an indirect subsidiary of the Great-West Lifeco Inc.

Upon closing, Canada Life ceded, and the Company assumed, approximately $1 million of policy liabilities. The Company also assumed assets to back these liabilities in the amount of $.2 million, including $.1 million of deferred policy acquisition costs. These deferred policy acquisition costs represent the premium-paying period of the blocks of policies acquired and are amortized over 15 years. The revenues and benefits and expenses associated with these blocks are presented in the Company's supplemental statements of income in a manner consistent with the Company's accounting policies. Most of the business assumed has subsequently been rewritten to our own policy forms such that the Company is now the direct writer of this business.

The effects of reinsurance on premiums and other considerations, universal life and investment product charges, and total benefits were as follows:

                                                PERIOD FROM   PERIOD FROM
                                                  APRIL 3      JANUARY 1
                                                  THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                               DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                   2006           2006          2005           2004
                                               ------------   -----------   ------------   ------------
                                                                      (IN MILLIONS)
                                               --------------------------------------------------------
Premiums and other considerations assumed          $ --           $--           $--             $--
Less Premiums and other considerations ceded        (39)           (1)           (4)             (2)
                                                   ----           ---           ---             ---
   Net reinsurance premiums and fees               $(39)          $(1)          $(4)            $(2)
                                                   ====           ===           ===             ===

9. RETIREMENT BENEFIT PLANS

The Company's employees are included in LNC's various benefit plans that provide for pension and other post-retirement benefit plans, 401(k) and profit sharing plans, and deferred compensation plans.

PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS.

LNC maintains funded defined benefit pension plans for most of its U.S. employees including those of the Company. Effective January 1, 2002, the employees' pension plan was converted to a cash balance formula. Eligible employees retiring before 2012 will have their benefits calculated under both the old final average pay formula and the cash balance formula and will receive the greater of the two calculations. Employees retiring in 2012 or after will receive benefits under the cash balance formula. Benefits under the final average pay formula are based on total years of service and the highest 60 months of compensation during the last 10 years of employment. Under the cash balance formula, employees have guaranteed account balances that earn annual benefit credits and interest credits each year. Annual benefit credits are based on years of service and base salary plus bonus. All benefits accruing under the defined benefit plan for agents were frozen as of December 31, 1994. The plan is funded by contributions to a tax-exempt trust. LNC's funding policy is consistent with the funding requirements of Federal law and regulations. Contributions are intended to provide not only the benefits attributed to service to date, but also those expected to be earned in the future. Effective January 1, 2005, LNC amended the employees' pension plan to include 100% of eligible bonus amounts as compensation under the cash balance formula only.

LNC sponsors three types of unfunded, nonqualified, defined benefit plans for certain U.S. employees (including those of the Company): supplemental retirement plans, a salary continuation plan, and supplemental executive retirement plans. The supplemental retirement plan provides defined benefit pension benefits in excess of limits imposed by Federal tax law.

The salary continuation plan provides certain officers of the Company with a defined pension benefit based on years of service and final monthly salary upon death or retirement. This plan was frozen as of December 31, 2004. LNC also sponsors unfunded plans that provide post-retirement medical, dental and life insurance benefits to full-time U.S. employees who, depending on the plan, have worked for the Company 10 years and attained age 55. Medical and dental benefits are also available to spouses and other dependents of employees. For medical and dental benefits, limited contributions are required from individuals who retired prior to November 1, 1988. Contributions for later retirees, which can be adjusted annually, are based on such items as years of service at retirement and age at retirement. Effective April 1, 2004, the employee's post-retirement plan was amended to provide that employees not attaining age 50 by that date are not eligible to receive life insurance benefits when they retire. Life insurance benefits for retirees are noncontributory for employees that attained the age of 50 by April 1, 2004 and meet the eligibility requirements at the time they retire; however, these participants can elect supplemental contributory life benefits up to age 70. Beginning January 1, 2002, the employees' post-retirement plan was amended to require employees not yet age 50 with five years of service by year end 2001 to pay the full medical and dental premium cost when they retire.

LNC uses December 31 as the Measurement Date for its Pension and Post-Retirement Plans.

The Company's employees participate in the Ultimate Parent's tax-qualified and non-qualified defined benefit pension plans, which provide benefits based on years of service and final average earnings. The tax-qualified plan is funded through group annuity contracts with Jefferson-Pilot Life Insurance Company, an affiliate. The assets of the tax-qualified plan are those of the related contracts, and are primarily held in the separate accounts of Jefferson-Pilot Life Insurance Company. The funding policy is to contribute annually no more than the maximum amount deductible for federal income tax purposes. The plans are administered by the Ultimate Parent. Pension expense for all years presented was not significant.

The Company's employees participate in the Ultimate Parent's contributory health care and life insurance benefit plans for eligible retired employees, qualifying retired agents and certain surviving spouses. The Company contributes to a welfare benefit trust from which future benefits will be paid. The Company accrues the cost of providing postretirement benefits other than pensions during the employees' active service period. Plan expense for all years presented was not significant.

In accordance with FSP 106-2, the Company remeasured its plan assets and Accumulated Postretirement Benefit Obligation (APBO) as of July 1, 2004 to account for the subsidy and other effects of the Act, which resulted in an immaterial reduction in postretirement benefit cost. The reduction in the APBO for the subsidy related to past service was insignificant.

401(K) AND PROFIT SHARING PLANS.

LNC sponsors contributory defined contribution plans (401(k) plans) for eligible U.S. employees (including those of the Company.) The Company's contribution to the 401(k) plans is equal to 50% of each participant's pre-tax contribution, not to exceed 6% of base pay plus cash bonus, and is invested as directed by the participant. An additional discretionary contribution of up to 100% may be made with respect to a participant's pre-tax contribution (again up to 6% of base pay plus cash bonus). The amount of discretionary contribution varies according to whether LNC has met certain performance-based criteria as determined by the Compensation Committee of LNC's Board of Directors. The Company's expense for the 401 (k) plan were not significant in 2006, 2005 and 2004.

DEFERRED COMPENSATION PLANS.

LNC sponsors deferred compensation plans for certain U.S. employees including those of the Company who meet the established plan criteria. Plan participants may elect to defer payment of a portion of their compensation, as defined by the plans. At this point, these plans are not funded. Plan participants may select from a menu of "phantom" investment options (identical to those offered under LNC's qualified savings plans) used as investment measures for calculating the investment return notionally credited to their deferrals. Under the terms of these plans, the Company agrees to pay out amounts based upon the aggregate performance of the investment measures selected by the participants. The Company makes matching contributions to these plans for its participants based upon amounts placed into the deferred compensation plans by individuals who have reached the contribution limit under the 401(k) plan. The amount of the Company's contribution is calculated in a manner similar to the employer match calculation described in the 401(k) plans section above. Expense for these plans were not significant in 2006.

The Company's total liabilities associated with these plans were $1 million at December 31, 2006.

DEFINED CONTRIBUTION PLANS.

The Company participates in the Ultimate Parent's defined contribution retirement plan covering most employees and full time agents. The Company matches a portion of participant contributions and makes profit sharing contributions to a fund that acquires and holds shares of the Parent's common stock. Most plan assets are invested under a group variable annuity contract issued by Jefferson-Pilot Life Insurance Company. Plan expense for all years presented was not significant.

10. STOCK-BASED COMPENSATION

The Company's employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights, ("SARs"), restricted stock awards, restricted stock units ("performance shares"), and deferred stock units. LNC has a policy of issuing new shares to satisfy option exercises.

LNC issues share-based compensation awards under an authorized plan, subject to specific vesting conditions. Generally, compensation expense is recognized ratably over a three-year vesting period, but recognition may be accelerated upon the occurrence of certain events. For awards that specify an employee will vest upon retirement and an employee is eligible to retire before the end of the normal vesting period, the Company would record compensation expense over the period from the grant date to the date of retirement eligibility. On January 1, 2006, the Company adopted SFAS 123 (R) under the modified prospective method. Accordingly, prior period amounts have not been restated.

Under the modified prospective method, the fair value of all employee stock options vesting on or after the adoption date is generally included in the determination of net income as the options vest. The fair value of stock options granted has been estimated using the Black-Scholes option valuation model considering assumptions for dividend yield, expected volatility, risk-free interest rate and expected life of the option. The fair value of the option grants is amortized on a straight-line basis over the implicit service period of the employee, considering retirement eligibility. For those employees that will achieve retirement eligibility during the vesting period, the expense is recognized evenly up through the retirement eligibility date or immediately upon grant for participants already eligible for retirement. Total pre-tax compensation expense for stock-based awards to employees of the Company was not significant for 2006, 2005 and 2004.

Excluding the option grants made in February 2006, outstanding options to acquire Jefferson-Pilot common stock that existed immediately prior to the date of the merger remain subject to the same terms and conditions that existed, except that each of these stock options is now exercisable for LNC common stock. Grants of Jefferson-Pilot stock options in February 2006 will generally continue to vest in one-third annual increments. All employee and director stock options outstanding as of December 31, 2005 vested and became exercisable upon closing the merger resulting in an insignificant expense on April 3, 2006.

11. SHAREHOLDERS EQUITY

Details underlying the balance sheet caption "Net Unrealized Gain on Securities Available-for-Sale," are as follows:

                                               2006     2005
                                              ------   ------
                                               (IN MILLIONS)
                                              ---------------
Fair value of securities available-for-sale   $3,299   $1,131
Cost of securities available-for-sale          3,264    1,113
Unrealized gain                                   35       18
Adjustments to DAC and VOBA                      (12)      (3)
Amounts required to satisfy policyholder
   commitments                                    (1)      --
Deferred income taxes                             (8)      (5)
                                              ------   ------
Net unrealized gain on securities
   available-for-sale                         $   14   $   10
                                              ======   ======

Details underlying the change in net unrealized gain on securities available-for-sale, net of reclassification adjustment shown on the Statements of Shareholder's Equity are as follows:

                                                                     PERIOD FROM   PERIOD FROM
                                                                       APRIL 3      JANUARY 1
                                                                       THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                                                    DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                                                        2006           2006          2005           2004
                                                                    ------------   -----------   ------------   ------------
                                                                                           (IN MILLIONS)
                                                                    --------------------------------------------------------
Unrealized gains (losses) on securities available-for-sale
   arising during the year                                               $16           $(10)         $(20)          $(4)
Less: Purchase accounting elimination of net unrealized loss              (1)            --            --            --
Less: Merger acquired value                                                3             --            --            --
Less: Reclassification adjustment for gains on disposals of prior
year inventory included in net income(1)                                  --             --            (4)           (4)
Less: Federal income tax expense (benefit) on reclassification            --             --             1             1
                                                                         ---           ----          ----           ---
Net change in unrealized gain on securities available-for-sale,
   net of reclassifications and federal income tax expense               $14           $(10)         $(17)          $(1)
                                                                         ===           ====          ====           ===

----------
(1) The reclassification adjustment for gains (losses) does not include the impact of associated adjustments to deferred acquisition costs and amounts required to satisfy policyholder commitments.

12. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following discussion outlines the methodologies and assumptions used to determine the fair value of the Company's financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of the Company's financial instruments.

FIXED MATURITY SECURITIES -- HTM AND EQUITY SECURITIES -- AVAILABLE-FOR-SALE

Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments. The fair values for equity securities are based on quoted market prices.

MORTGAGE LOANS ON REAL ESTATE

The estimated fair value of mortgage loans on real estate is established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market price or; 3) the fair value of the collateral if the loan is collateral dependent.

POLICY LOANS.

The fair value of policy loans outstanding has been estimated using a current risk-free interest rate applied to expect future loan repayments projected based on historical repayment patterns. The fair values of policy loans on universal life-type and annuity products approximate carrying values due to the variable interest rates charged on those loans.

DERIVATIVE INSTRUMENTS.

Fair values for these contracts are based on current settlement values. These values are based on industry standard models that are commercially available for put options. These models project cash flows of the derivatives using current and implied future market conditions. The cash flows are then present-valued to arrive at the derivatives' current fair market values.

OTHER INVESTMENTS, CASH AND INVESTED CASH.

The carrying value for assets classified as other investments, and cash and invested cash in the accompanying supplemental balance sheets approximates their fair value. Other investments include limited partnership investments which are accounted for using the equity method of accounting.

INVESTMENT TYPE INSURANCE CONTRACTS.

The supplemental balance sheet captions, "Insurance Policy and Claim Reserves" and "Insurance and Investment Contractholder and Policyholder Funds," include investment type insurance contracts (i.e., deposit contracts and certain guaranteed interest contracts). The fair values for the deposit contracts and certain guaranteed interest contracts are based on their approximate surrender values. The fair values for the remaining guaranteed interest and similar contracts are estimated using discounted cash flow calculations. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.

The remainder of the supplemental balance sheet captions, "Insurance Policy and Claim Reserves" and "Investment Contractholder and Policyholder Funds that do not fit the definition of "investment type insurance contracts" are considered insurance contracts. Fair value disclosures are not required for these insurance contracts, nor has the Company determined the fair value of such contracts. It is the Company's position that not disclosing the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about the Company's shareholder's equity determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed.

INVESTMENT COMMITMENTS.

Fair values for commitments to make investments in fixed maturity securities (primarily private placements) are based on the difference between the value of the committed investments as of the date of the accompanying balance sheets and the commitment date. These estimates take into account changes in interest rates, the counterparties' credit standing and the remaining terms of the commitments.

SEPARATE ACCOUNTS.

Assets and liabilities related to separate accounts are reported at fair value in the supplemental balance sheet.

The carrying values and estimated fair values of the Company's financial instruments are as follows:

                                                               DECEMBER 31, 2006   DECEMBER 31, 2005
                                                              ------------------   -----------------
                                                              CARRYING     FAIR    CARRYING     FAIR
                                                                VALUE     VALUE      VALUE     VALUE
                                                              --------   -------   --------   ------
                                                                           (IN MILLIONS)
                                                              --------------------------------------
ASSETS (LIABILITIES):
Securities available-for-sale
   Fixed maturies                                              $ 3,294   $ 3,294    $1,129    $1,129
   Equity                                                            5         5         2         2
Securities held-to-maturity
   Fixed maturies                                                   --        --       104       107
Mortgage loans on real estate                                      251       256        85        86
Policy loans                                                       184       198        30        35
Derivative instruments *                                             2         2        --        --
Other investments                                                    3         3        --        --
Cash and invested cash                                              43        43         5         5
Deposit contracts and certain guaranteed interest contracts     (1,807)   (1,771)     (781)     (757)

----------
* Total derivative instruments for 2006 represent reinsurance related embedded derivatives of $2 million recorded as a contra-liability in insurance policy and claim reserves on the Supplemental Balance Sheets.

13. COMMITMENTS AND CONTINGENT LIABILITIES

The Company routinely enters into commitments to extend credit in the form of mortgage loans and to purchase certain debt instruments for its investment portfolio in private placement transactions. At December 31, 2006, there was $10.1 million of outstanding commitments to acquire debt securities in private placement transactions.

The Company is involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting the financial position of the Company.

State guaranty funds assess insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. The Company has accrued for expected assessments net of estimated future premium tax deductions.

14. SEGMENT INFORMATION

The Company's reporting segments reflect the current manner by which its chief operating decision makers view and manage the business. All segment data for reporting periods have been adjusted to reflect the current segment reporting. The Company provides products and services in two operating businesses, Individual Markets and Employer Markets, and report results through four business segments. The following is a brief description of these segments.

Individual Markets. The Individual Markets business provides its products through two segments, Individual Annuities and Individual Life Insurance. Various insurance and investment products are currently marketed to individuals and businesses in the State of New York. Through its Individual Annuities segment, Individual Markets provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities, and variable annuities. The Individual Life Insurance segment offers wealth protection and transfer opportunities through both single and survivorship versions of universal life, variable universal life, interest-sensitive whole life, term insurance, as well as a linked-benefit product, which is a universal life insurance policy linked with riders that provide for long-term care costs

Employer Markets. The Employer Markets business provides its products through the Retirement Products segment. Various insurance and investment products are currently marketed to individuals and businesses in the State of New York. Through its Retirement Products segment, which consists of its Defined Contribution and Executive Benefits businesses, Employer Markets provides employer-sponsored variable and fixed annuities, mutual-fund based programs in the 401(k), 403(b), and 457 marketplaces and corporate/bank owned life insurance.

We also have "Other Operations," which includes the financial data for operations that are not directly related to the business segments as well as unallocated items (such as corporate investment income on assets not allocated to our business units, interest expense on short-term and long-term borrowings, and certain expenses, including restructuring and merger-related expenses).

Financial data by segment is as follows:

                                         PERIOD FROM   PERIOD FROM
                                           APRIL 3      JANUARY 1
                                           THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                        DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                            2006           2006          2005           2004
                                        ------------   -----------   ------------   ------------
                                                               (IN MILLIONS)
                                        --------------------------------------------------------
REVENUE:
Segment operating revenue:
   Individual Markets:
      Individual Annuities                  $ 65           $12           $ 53            $55
      Life Insurance                         152            12             48             42
                                            ----           ---           ----            ---
         Individual Markets Total            217            24            101             97
                                            ----           ---           ----            ---
   Employer Markets:
      Retirement Products                     41            --             --             --
      Group Protection                        15             4              6              1
                                            ----           ---           ----            ---
         Employer Markets Total               56             4              6              1
                                            ----           ---           ----            ---
Other Operations                               5             1              4              4
Net realized investment results(1)            (2)           --             (4)            (4)
                                            ----           ---           ----            ---
         Total                              $276           $29           $107            $98
                                            ====           ===           ====            ===

                                         PERIOD FROM   PERIOD FROM
                                           APRIL 3      JANUARY 1
                                           THROUGH       THROUGH      YEAR ENDED     YEAR ENDED
                                        DECEMBER 31,     APRIL 2,    DECEMBER 31,   DECEMBER 31,
                                            2006           2006          2005           2004
                                        ------------   -----------   ------------   ------------
                                                               (IN MILLIONS)
                                        --------------------------------------------------------
NET INCOME:
Segment net income:
   Individual Markets:
      Individual Annuities                   $14            $ 1           $ 4            $ 5
      Life Insurance                          21              2            10              7
                                             ---            ---           ---            ---
         Individual Markets Total             35              3            14             12
                                             ---            ---           ---            ---
   Employer Markets:
      Retirement Products                      2             --            --             --
      Group Protection                         2             --            --             --
                                             ---            ---           ---            ---
         Employer Markets Total                4             --            --             --
                                             ---            ---           ---            ---
Other Operations                               4             --             2              2
Net realized investment results(2)            (1)            --            (3)            (2)
                                             ---            ---           ---            ---
         Net Income                          $42            $ 3           $13            $12
                                             ===            ===           ===            ===

----------
(1) Includes realized losses on investments of $3 million, $4 million and $4 million for 2006, 2005 and 2004, respectively.

(2) Includes realized losses on investments of $2 million, $3 million and $2 million for 2006, 2005 and 2004, respectively.

                             2006     2005
                            ------   ------
                             (IN MILLIONS)
                            ---------------
ASSETS:
   Individual Markets:
      Annuities             $2,512   $  920
      Life Insurance         2,383      491
   Employer Markets:
      Retirement Products    1,284       --
      Group Protection          26        8
      Other Operations          70       69
                            ------   ------
   Total                    $6,275   $1,488
                            ======   ======

15. TRANSACTIONS WITH AFFILIATES

JPLA has entered into service agreements with Jefferson-Pilot Life Insurance Company and certain of its affiliates for personnel and facilities usage, general management services, and investment management services. The Company expensed, prior to deferrals, $17 million from April 3 through December 31, 2006, $4 million from January 1 through April 2, 2006, and $13 million and $9 million during the years ended December 31, 2005 and 2004, for general management and investment services provided by Jefferson-Pilot Life Insurance Company. At December 31, 2006 and 2005, the Company had $5 million and $2 million payable to Jefferson-Pilot Life Insurance Company related to these service contracts. These balances are included in other assets on the supplemental balance sheets.

The Company owns no securities of the Parent or any affiliate of the Parent other than LNC Senior Promissory Note issued during 2006. The Notes are due in 2007 and bear an interest rate of 5.25%. The carrying amount of $6 in reflected in the supplemental balance sheet as of December 31, 2006. Interest income recognized by the Company relating to the preceding assets was insignificant during 2006.

Delaware Management Holdings Inc. ("DMH"), a wholly owned subsidiary of LNC, is responsible for the management of the Company's general account investments. The management of these investments is priced on an "at cost" basis. The Company paid fees of approximately $1 million to DMH for investment management services for in 2006.

The Company provides services to and receives services from affiliated companies plus it receives an allocation of corporate overhead from LNC, which resulted in net payments of $20 million in 2006. The Company's related accounts payable to affiliates was $4 million as of December 31, 2006.

The Company cedes business to one affiliated company, LNL. During the fourth quarter of 2004, the Company entered into an additional arrangement with Lincoln National Reinsurance Company (Barbados) Ltd. relating to certain risks for certain universal life policies, which resulted from recent actuarial reserving guidelines. The caption insurance premiums, in the accompanying the Supplemental Statements of Income has been reduced by $6 million for premiums paid on these contracts from April 3 through December 31, 2006. The captions insurance policy and claim reserves and contractholder funds, in the supplemental accompanying balance sheets have been reduced by $9 million as of December 31, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Lincoln Life & Annuity Company of New York
(formerly known as Jefferson Pilot LifeAmerica Insurance Company)

We have audited the accompanying supplemental balance sheets of Lincoln Life & Annuity Company of New York (formerly known as Jefferson Pilot LifeAmerica Insurance Company) as of December 31, 2006 and 2005, and the related supplemental statements of income, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2006. These supplemental financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these supplemental financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental financial statements give retroactive effect to the merger of Jefferson Pilot LifeAmerica Insurance Company with Lincoln Life & Annuity Company of New York, which occurred on April 2, 2007. Immediately after completion of the merger, Jefferson Pilot LifeAmerica Insurance Company changed its name to Lincoln Life & Annuity Company of New York. The merger has been accounted for in a manner similar to a pooling-of-interests as described in Note 1 to the supplemental financial statements. Generally accepted accounting principles proscribe giving effect to a consummated acquisition accounted for by the pooling-of-interests method in the financial statements that do not include the date of consummation. These supplemental financial statements do not extend through the date of consummation. However, they will become the historical financial statements of Lincoln Life & Annuity Company of New York (formerly known as Jefferson Pilot LifeAmerica Insurance Company) after financial statements covering the date of consummation of the merger are issued.

In our opinion, the supplemental financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Life & Annuity Company of New York (formerly known as Jefferson Pilot LifeAmerica Insurance Company) at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles applicable after financial statements are issued for a period which includes the date of the consummation of the business combination.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
April 2, 2007

               Lincoln New York Account N for Variable Annuities

                           PART C - OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a) List of Financial Statements

     1. Part A

     The Table of Condensed Financial Information is included in Part A of this Registration Statement. (Not Applicable)

     2. Part B

     The following financial statements for the Variable Account are included in Part B of this Registration Statement:

     Statement of Assets and Liabilities - December 31, 2006
     Statement of Operations - Year ended December 31, 2006
     Statements of Changes in Net Assets - Years ended December 31, 2006 and
     2005
     Notes to Financial Statements - December 31, 2006
     Report of Independent Registered Public Accounting Firm

     3. Part B

     The following financial statements for the former Lincoln Life & Annuity Company of New York are included in Part B of this Registration Statement:

     Balance Sheets - Years ended December 31, 2006 and 2005
     Statements of Income - Years ended December 31, 2006, 2005, and 2004 Statements of Shareholder's Equity - Years ended December 31, 2006, 2005, and 2004
     Statements of Cash Flows - Years ended December 31, 2006, 2005, and 2004 Notes to Financial Statements - December 31, 2006
     Report of Independent Registered Public Accounting Firm

     The following financial statements for Jefferson Pilot LifeAmerica Insurance Company are included in Part B of this Registration Statement:

     Balance Sheets - Years ended December 31, 2006 and 2005
     Statements of Income - For the period from April 3 through December 31, 2006, for the period from January 1 through April 2, 2006, and for the years ended December 31, 2005 and 2004.
     Statements of Shareholder's Equity - For the period from April 3 through December 31, 2006, for the period from January 1 through April 2, 2006, and for the years ended December 31, 2005 and 2004.
     Statements of Cash Flows - For the period from April 3 through December 31, 2006, for the period from January 1 through April 2, 2006, and for the years ended December 31, 2005 and 2004.
     Notes to Financial Statements - December 31, 2006
     Report of Independent Registered Public Accounting Firm

     The following supplemental financial statements for Lincoln Life & Annuity Company of New York (formerly referred to as Jefferson Pilot LifeAmerica Insurance Company) are included in Part B of this Registration Statement:

     Balance Sheets - Years ended December 31, 2006 and 2005
     Statements of Income - For the period from April 3 through December 31, 2006, for the period from January 1 through April 2, 2006, and for the years ended December 31, 2005 and 2004.
     Statements of Shareholder's Equity - For the period from April 3 through December 31, 2006, for the period from January 1 through April 2, 2006, and for the years ended December 31, 2005 and 2004.
     Statements of Cash Flows - For the period from April 3 through December 31, 2006, for the period from January 1 through April 2, 2006, and for the years ended December 31, 2005 and 2004.
     Notes to Financial Statements - December 31, 2006
     Report of Independent Registered Public Accounting Firm

(b) List of Exhibits

   (1) (a) Resolution of Board of Directors and Memorandum authorizing establishment of the Variable Account are incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-93875) filed on December 30, 1999.

     (b) Amendment to that Certain Memorandum incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-93875) filed on December 30, 1999.

     (c) Amendment No. 2 to that Certain Memorandum incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-37982 filed on September 8, 2000.

   (2) Not Applicable

   (3) (a) (i) Amended and Restated Principal Underwriting Agreement between Lincoln Financial Advisors and Lincoln Life & Annuity Company of New York incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-93875) filed on December 30, 1999.

       (ii) Amendment to Amended and Restated Principal Underwriting Agreement incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-83718) filed on May 24, 2002.

     (b) (i) Wholesaling Agreement between Lincoln Life & Annuity Company of New York, Lincoln Financial Advisors, and Delaware Distributors, L.P. incorporated herein by reference to Post-Effective Amendment No. 1 (File No. 333-93875) filed on April 18, 2001.

       (ii) Amendment to Wholesaling Agreement incorporated herein by reference to Post-Effective Amendment No. 1 (File No. 333-93875) filed on April 18, 2001.

     (c) Standard Selling Group Agreement incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-93875) filed on April 27, 2000.

     (d) Selling Group Agreement for ChoicePlus Assurance incorporated herein by reference to Post-Effective Amendment No. 5 (File No. 333-91182) filed on April 21, 2004.

     (e) ChoicePlus Selling Agreement NY incorporated herein by reference to Post-Effective Amendment No. 5 (File No. 333-91182) filed on April 21, 2004.

   (4) (a) Variable Annuity Contract (30070 BN5) incorporated herein by reference to Post-Effective Amendment No. 5 (File No. 333-91182) filed on April 21, 2004.

     (b) Persistency Credit Rider (32154) incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-91182) filed on September 18, 2002.

     (c) Bonus Credit Rider (32146) incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-91182) filed on September 18, 2002.

     (d) IRA Contract Amendment incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-91182) filed on April 17, 2003.

     (e) Roth IRA Endorsement incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-91182) filed on April 17, 2003.

     (f) Variable Annuity Rider (32793-BNY) incorporated herein by reference to Post-Effective Amendment No. 4 (File No. 333-91182) filed on September 23, 2003.

     (g) DCA Fixed Account Allocations (NYNGV) incorporated herein by reference to Post-Effective Amendment No. 5 (File No. 333-91182) filed on April 21, 2004.

     (h) Form of Variable Annuity Rider (32793HWM-N-NB-NY 4/04) incorporated herein by reference to Post-Effective Amendment No. 6 (File No. 333-91182) filed on December 20, 2004.

     (i) Form of Contract Specifications Page for Account Value Death Benefit (CDNYCPAN 6/05) incorporated herein by reference to Post-Effective Amendment No. 7 (File No. 333-91182) filed on April 22, 2005.

     (j) Guaranteed Income Later Rider (4LATER 2/06) incorporated herein by reference to Post-Effective Amendment No. 23 (File No. 333-36316) filed on April 4, 2006.

     (k) Guaranteed Income Benefit Rider (GIB 1/06) incorporated herein by reference to Post-Effective Amendment No. 22 (File No. 333-40937) filed on April 18, 2006.

     (l) Guaranteed Income Benefit Rider (IGIB 1/06) incorporated herein by reference to Post-Effective Amendment No. 22 (File No. 333-40937) filed on April 18, 2006.

     (m) Contract Benefit Data (CBD 1/06) incorporated herein by reference to Post-Effective Amendment No. 22 (File No. 333-40937) filed on April 18, 2006.

     (n) Allocation Amendment (AR503 1/06) incorporated herein by reference to Post-Effective Amendment No. 22 (File No. 333-40937) filed on April 18, 2006.

     (o) Variable Annuity Payment Option Rider (I4LA-Q 1/06) incorporated herein by reference to Post-Effective Amendment No. 22 (File No. 333-40937) filed on April 18, 2006.

     (p) Variable Annuity Payment Option Rider (I4LA-NQ 1/06) incorporated herein by reference to Post-Effective Amendment No. 22 (File No. 333-40937) filed on April 18, 2006.

     (q) Form of Variable Annuity Rider (32793 5/06) incorporated herein by reference to Post-Effective Amendment No. 18 (File No. 333-36304) filed on June 7, 2006.

     (r) Form of Contract Specifications (30070-CP-Design 1 8/06) incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-135638) filed on July 7, 2006.

     (s) Form of Contract Specifications (30070-CP-Design 2 8/06) incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-135638) filed on July 7, 2006.

     (t) Form of Contract Specifications (30070-CP-Design 3 8/06) incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-135638) filed on July 7, 2006.

     (u) Form of Contract Specifications (30070-CP-Design 3 EE 8/06) incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-135638) filed on July 7, 2006.

     (v) Variable Annuity Rider (32793 7/06 NY) incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-135638) filed on November 7, 2006.

   (5) Form of Application incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-135039) filed on June 15, 2006.

   (6) Articles of Incorporation and By-laws of Lincoln Life & Annuity Company of New York incorporated herein by reference to Post-Effective Amendment No. 17 on Form N-6 to Registration Statement on Form S-6 (File No. 033-77496) filed on April 2, 2007.

   (7) Not Applicable

   (8) (a) (i) Service Agreement between Delaware Management Holdings, Inc., Delaware Service Company, Inc. and The Lincoln National Life Insurance Company incorporated herein by reference to Post-Effective Amendment No. 21 on Form N-1A (File No. 2-80741) filed on April 10, 2000.

       (ii) Amendment to Service Agreement between Delaware Management Holdings, Inc., Delaware Service Company, Inc. and The Lincoln National Life Insurance Company incorporated herein by reference to Post-Effective Amendment No. 6 (File No. 333-18419) filed April 9, 2002.

       (iii) Form of Amendment to Service Agreement between Delaware Management Holdings, Inc., Delaware Service Company, Inc. and The Lincoln National Life Insurance Company incorporated herein by reference to Post-Effective Amendment No. 15 (File No. 333-04999) filed on April 12, 2006.

     (b) Fund Participation Agreements and Amendments between Lincoln Life & Annuity Company of New York and:

       (i) AIM Variable Insurance Funds, Inc. incorporated hereby by reference to Post-Effective Amendment No. 9 (File No. 333-91182) filed on April 25, 2006.

       (ii) American Funds Insurance Series incorporated hereby by reference to Post-Effective Amendment No. 9 (File No. 333-91182) filed on April 25, 2006.

       (iii) Delaware VIP Trust incorporated hereby by reference to Post-Effective Amendment No. 9 (File No. 333-91182) filed on April 25, 2006.

       (iv) Fidelity Variable Insurance Products Fund incorporated hereby by reference to Post-Effective Amendment No. 9 (File No. 333-91182) filed on April 25, 2006.

       (v) Franklin Templeton Variable Insurance Products Trust incorporated hereby by reference to Post-Effective Amendment No. 9 (File No. 333-91182) filed on April 25, 2006.

       (vi) MFS Variable Insurance Trust incorporated hereby by reference to Post-Effective Amendment No. 9 (File No. 333-91182) filed on April 25, 2006.

       (vii) AllianceBernstein Variable Products Series Fund incorporated hereby by reference to Post-Effective Amendment No. 9 (File No. 333-91182) filed on April 25, 2006.

       (viii) Scudder Investments VIT Funds incorporated hereby by reference to Post-Effective Amendment No. 9 (File No. 333-91182) filed on April 25, 2006.

       (ix) Lincoln Variable Insurance Products Trust incorporated hereby by reference to Post-Effective Amendment No. 9 (File No. 333-91182) filed on April 25, 2006.

       (x) Neuberger Berman Advisers Management Trust incorporated hereby by reference to Post-Effective Amendment No. 9 (File No. 333-91182) filed on April 25, 2006.

       (xi) Putnam Variable Insurance Trust incorporated hereby by reference to Post-Effective Amendment No. 9 (File No. 333-91182) filed on April 25, 2006.

       (xii) Janus Aspen Series incorporated hereby by reference to Post-Effective Amendment No. 9 (File No. 333-91182) filed on April 25, 2006.

       (xiii) American Century Variable Products incorporated hereby by reference to Post-Effective Amendment No. 9 (File No. 333-91182) filed on April 25, 2006.

       (xiv) Baron Capital Funds Trust incorporated hereby by reference to Post-Effective Amendment No. 9 (File No. 333-91182) filed on April 25, 2006.

   (9) Opinion and Consent of Mary Jo Ardington, Senior Counsel of The Lincoln National Life Insurance Company as to the legality of securities being issued.

  (10) (a) Consent of Independent Registered Public Accounting Firm

     (b) Power of Attorney - Principal Officers and Directors of Lincoln Life & Annuity Company of New York

  (11) Not Applicable

  (12) Not Applicable

  (13) Not Applicable

  (14) Not Applicable

  (15) Organizational Chart of The Lincoln National Insurance Holding Company System incorporated herein by reference to Post-Effective Amendment No. 17 on Form N-6 to Registration Statement on Form S-6 (File No. 033-77496) filed on April 2, 2007.

Item 25. Directors and Officers of the Depositor

   The following list contains the officers and directors of Lincoln Life & Annuity Company of New York who are engaged directly or indirectly in activities relating to Lincoln New York Account N for Variable Annuities as well as the contracts. The list also shows Lincoln Life & Annuity Company of New York's executive officers.

Name                                Positions and Offices with Depositor
---------------------------------   ---------------------------------------------------
J. Patrick Barrett                  Director
Chairman and CEO
Carpat Investments
4605 Watergap
Manlius, NY 13104

Jon A. Boscia***                    Director

Charles C. Cornelio*****            Director

Frederick J. Crawford***            Chief Financial Officer and Director

Christine S. Frederick****          Second Vice President and Chief Compliance Officer

Dennis R. Glass***                  President and Director

George W. Henderson, III            Director
Granville Capital
300 N. Greene Street
Greensboro, NC 27401

Mark E. Konen*****                  Director

Barbara S. Kowalczyk***             Director

M. Leanne Lachman                   Director
Lachman Associates LLC
870 United Nations, Plaza, #19-E
New York, NY 10017

Louis G. Marcoccia                  Director
Senior Vice President
Syracuse University
Crouse-Hinds Hall, Suite 600
900 S. Crouse Ave.
Syracuse, NY 13244-2130

Jill S. Ruckelshaus                 Director
1015 Evergreen Point Road
Post Office Box 76
Medina, WA 98039

Robert O. Sheppard*                 Second Vice President and General Counsel

Michael S. Smith***                 Director

Rise' C.M. Taylor**                 Second Vice President and Treasurer

Peter L. Witkewiz**                 Second Vice President and Assistant Treasurer

C. Suzanne Womack***                Secretary

Westley V. Thompson****             Director

    * Principal business address is 100 Madison Street, Suite 1860, Syracuse, NY 13202
   ** Principal business address is 1300 South Clinton Street, Fort Wayne, Indiana 46802
  *** Principal business address is Center Square West Tower, 1500 Market Street, Suite 2900, Philadelphia, PA 19102-2112
 **** Principal business address is 350 Church Street, Hartford, CT 06103
***** Principal business address is 100 N. Greene Street, Greensboro, NC
27401

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

     See Exhibit 15: Organizational Chart of the Lincoln National Insurance Holding Company System.

Item 27. Number of Contractowners

As of February 28, 2007 there were 4,961 contract owners under Account N.

Item 28. Indemnification

     (a) Brief description of indemnification provisions.

     In general, Article VII of the By-Laws of Lincoln Life & Annuity Company of New York provides that Lincoln New York will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of Lincoln New York, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or act opposed to the best interests of, Lincoln New York. Certain additional conditions apply to indemnification in criminal proceedings.

     In particular, separate conditions govern indemnification of directors, officers, and employees of Lincoln New York in connection with suits by, or in the right of, Lincoln New York.

     Please refer to Article VII of the By-Laws of Lincoln New York (Exhibit no. 6 hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, New York law.

     (b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriter

   (a) Lincoln Financial Advisors Corporation currently serves as Principal Underwriter for: Lincoln Life & Annuity Variable Annuity Account H; Lincoln National Variable Annuity Account L; Lincoln Life & Annuity Variable Annuity Account L; Lincoln Life & Annuity Flexible Premium Variable Life Account M; Lincoln New York Account N for Variable Annuities; LLANY Separate Account R for Flexible Premium Variable Life Insurance; LLANY Separate Account S for Flexible Premium Variable Life Insurance; and Lincoln Life & Annuity Flexible Premium Variable Life Account Y.

     (b) Officers and Directors


Name                        Positions and Offices with Underwriter
-------------------------   ------------------------------------------------
Robert W. Dineen*           Chief Executive Officer, President and Director
Sanford B. Axelroth*        Senior Vice President
Casey J. Trumble**          Senior Vice President
Frederick J. Crawford**     Director
Dennis R. Glass**           Director
Barbara S. Kowalczyk**      Director
Duane L. Bernt**            Vice President and Treasurer
Patricia A. Daly*           Vice President and General Counsel
Marilyn K. Ondecker***      Secretary
Lucy D. Gase***             Vice President and Assistant Secretary

  * Principal Business address is 2005 Market Street, 34th Floor, Philadelphia, PA 19103
 ** Principal Business address is 1500 Market Street, Suite 3900,
Philadelphia, PA 19102
*** Principal Business address is 1300 S. Clinton Street, Ft. Wayne, IN 46802

     (c) N/A

Item 30. Location of Accounts and Records

All accounts, books, and other documents, required to be maintained by Section 31a of the 1940 Act and the Rules promulgated thereunder are maintained by The Lincoln National Life Insurance Company (Lincoln Life), 1300 South Clinton Street, Fort Wayne, Indiana 46802 pursuant to an administrative services agreement with Lincoln Life & Annuity Company of New York. Lincoln Life has entered into an agreement with Delaware Management Holdings, Inc., One Commerce Square, 2005 Market Street, Philadelphia, Pennsylvania 19103 to provide accounting services for the VAA.

Item 31. Management Services

Not Applicable.

Item 32. Undertakings

   (a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

   (b) Registrant undertakes that it will include either (1) as part of any application to purchase a Certificate or an Individual Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or a similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

   (c) Registrant undertakes to deliver any Statement of Additional
      Information and any financial statements required to be made available under this Form promptly upon written or oral request to Lincoln New York at the address or phone number listed in the Prospectus.

   (d) Lincoln New York hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln New York.

   (e) Registrant hereby represents that it is relying on the American Council of Life Insurance (avail. Nov. 28, 1988) no-action letter with respect to Contracts used in connection with retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code, and represents further that it will comply with the provisions of paragraphs
      (1) through (4) set forth in that no-action letter.

                                   SIGNATURES

(a) As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Fort Wayne, and State of Indiana on this 2nd day of April, 2007.


      Lincoln New York Account N for Variable Annuities (Registrant)
      Lincoln ChoicePlus Design

      By:   /s/Robert L. Grubka
            ------------------------------------
            Robert L. Grubka
            Second Vice President, Lincoln Life & Annuity Company of New York
            (Title)

      LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
      (Depositor)

      By:   /s/Heather Dzielak
            ------------------------------------
            Heather Dzielak
            Second Vice President, Lincoln Life & Annuity Company of New York
            (Title)

(b) As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in their capacities indicated on April 2, 2007.


Signature                        Title
*                                President and Director
------------------------------   (Principal Executive Officer)
Dennis R. Glass
*                                Chief Financial Officer and Director
------------------------------  (Principal Financial Officer and Principal Accounting Officer
Frederick J. Crawford
*                                Director
------------------------------
J. Patrick Barrett
*                                Director
------------------------------
Jon A. Boscia
*                                Director
------------------------------
Charles C. Cornelio
*                                Director
------------------------------
George W. Henderson, III
*                                Director
------------------------------
Mark E. Konen
                                 Director
------------------------------
Barbara S. Kowalczyk
*                                Director
------------------------------
Marguerite Leanne Lachman
*                                Director
------------------------------
Louis G. Marcoccia
*                                Director
------------------------------
Jill S. Ruckelshaus
*                                Director
------------------------------
Michael S. Smith
*                                Director
------------------------------
Westley V. Thompson

*By:/s/Robert L. Grubka          Pursuant to a Power of Attorney
 ---------------------------
  Robert L. Grubka